UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2011
Commission File Number 1-15250

BANCO BRADESCO S.A.
(Exact name of registrant as specified in its charter)

BANK BRADESCO
(Translation of Registrant's name into English)

Cidade de Deus, s/n, Vila Yara
06029-900 - Osasco - SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

.

Table of Contents

1 - Press Release	3
Highlights	4
Main Information	6
Ratings	8
Book Net Income vs Adjusted Net Income	8
Summarized Analysis of Adjusted Income	9
Economic Scenario	21
Main Economic Indicators	22
Guidance	23
Statement of Income – Book vs. Managerial vs. Adjusted	24
2 - Economic and Financial Analysis	29
Balance Sheet	30
Adjusted Statement of Income – Consolidated	31
Financial Margin – Interest and Non-Interest	31
– Financial Margin - Interest	32
• Loan Financial Margin - Interest	34
• Funding Financial Margin - Interest	50
• Securities/Other Financial Margin - Interest	55
• Insurance Financial Margin - Interest	55
– Financial Margin – Non-Interest	56
Insurance, Private Pension and Savings Bonds	57
– Bradesco Vida e Previdência	61
– Bradesco Saúde – Consolidated	63
– Bradesco Capitalização	64
– Bradesco Auto/RE	66
Fee and Commission Income	68
Administrative and Personnel Expenses	74
– Coverage Ratio	77
Tax Expenses	77
Equity in the Earnings (Losses) of Unconsolidated Companies	78
Operating Result	78
Non-Operating Result	79
3 - Return to Shareholders	81
Sustainability	82
Investor Relations Area – RI	82
Corporate Governance	83
Bradesco Shares	83
Main Indicators	85
Weighting in Main Stock Market Indexes	86
Dividends / Interest on Shareholders’ Equity – JCP	86
4 - Additional Information	87
Products and Services Market Share	88
Compulsory/Liabilities	89
Investments in Infrastructure, Information Technology and e Telecommunications	90
Risk Management	90
5 - Independent Auditors’ Report	91
Independent Auditors’ Report on the limited review of supplementary accounting information presented in the Report on Economic and Financial Analysis	92
6 - Financial Statements, Independent Auditors’ Report, Summary of the Audit Committee and Report of the Fiscal Council	93
Consolidated Financial Statements	94

Bradesco	1

Forward-Looking Statements

This Report on Economic and Financial Analysis contains forward-looking statements relating to our business. Such statements are based on management’s current expectations, estimates and projections about future events and financial trends, which could affect our business. Words such as: “believes,” “anticipates,” “plans,” “expects,” “intends,” “aims,” “evaluates,” “predicts,” “foresees,” “projects,” “guidelines,” “should” and similar expressions are intended to identify forward-looking statements. These statements, however, do not guarantee future performance and involve risks and uncertainties, which could be beyond our control. Furthermore, certain forward-looking statements are based on assumptions that, depending on future events, may prove to be inaccurate. Therefore, actual results may differ materially from the plans, objectives, expectations, projections and intentions expressed or implied in such statements.

Factors which could modify actual results include, among others, changes in regional, national and international commercial and economic conditions; inflation rates; increase in customer delinquency on the account of borrowers in loan operations, with the consequent increase in the allowance for loan losses; loss of funding capacity; loss of clients or revenues; our capacity to sustain and improve performance; changes in interest rates which could, among other events, adversely affect our margins; competition in the banking sector, financial services, credit card services, insurance, asset management and other related sectors; government regulations and fiscal matters; disputes or adverse legal proceedings or rulings; as well as credit risks and other loan and investment activity risks.

Accordingly, the reader should not rely excessively on these forward-looking statements. These statements are valid only as of the date they were prepared. Except as required under applicable legislation, we assume no obligation whatsoever to update these statements, whether as a result of new information, future events or for any other motive.

Few numbers of this Report were submitted to rounding adjustments.
Therefore, amounts indicated as total in certain charts may not correspond to the arithmetic sum of figures preceding them.

2	Report on Economic and Financial Analysis – December 2010

Press Release

1

Management, Preparation and Disclosure of the Report on Economic and Financial Analysis and the Consolidated Financial Statements of Bradesco Organization

ISO 9001

Highlights
The main figures obtained by Bradesco in 2010 are presented below:

1. Book Net Income(1) in the year was R$10.022 billion (an increase of 25.1% compared to the R$8.012 billion in the same period of 2009), corresponding to earnings per share of R$2.66, and Return on Average Shareholders' Equity(2) of 22.7%.

2. Book Net Income was composed of R$7.104 billion from financial activities, which represented 70.9% of the total, and R$2.918 billion from insurance, private pension and savings bond operations, which accounted for
29.1% of the total.

3. On December 31, 2010, Bradesco's market capitalization stood at R$109.759 billion(3), while the value of preferred shares rose by 12.1%(4) in 2010, against the 1.0% appreciation in the Ibovespa index.

4. Total Assets stood at R$637.485 billion in December 2010, an increase of 25.9% from the balance in the same period in 2009. Return on Average Assets was 1.7%.

5. The Expanded Loan Portfolio(5) stood at R$293.555 billion in December 2010, up 23.0% from the same period in 2009. Operations with individuals totaled R$98.122 billion (up 19.5%), while operations with companies totaled R$195.433 billion (up 24.9%).

6. Total Assets under Management stood at R$872.514 billion, an increase of 24.3% from December 2009.

7. Shareholders' Equity was R$48.043 billion in December 2010, increasing by 15.1% from the balance in the same period a year earlier. The Capital Adequacy Ratio (Basel II) stood at 14.7% in December 2010, 13.1% of which under Tier I Capital.

8. In 2010, Interest on Shareholders' Equity and Dividends were paid and provisioned to shareholders, of which R$3.369 billion were related to income generated in 2010, of which R$1.095 billion as interim and monthly dividends paid and R$2.274 billion provisioned.

9. The Financial Margin reached R$33,056 million, up 11.1% on 2009.

10. The delinquency ratio over 90 days stood at 3.6%, down for the fifth consecutive quarter.

11. The Efficiency Ratio(6) stood at 42.7% in December 2010 (40.5% in December 2009) and the "adjusted-to-risk" ratio stood at 52.4% in December 2010 (55.9% in December 2009).

12. Insurance Written Premium, Pension Plan Contributions and Savings Bonds Income totaled R$31.078 billion(7) in 2010, up by 18.0% over 2009. Technical provisions stood at R$87.177 billion, equal to 30.6% of the Brazilian insurance market (base date: November/10).

13. Investments in infrastructure, information technology and telecommunication amounted to R$3.920 billion in 2010, growth of 13.4% compared to the previous year.

14. Taxes and contributions, including social security, paid or provisioned, amounted to R$15.782 billion, of which R$6.793 billion corresponded to taxes withheld and collected from third parties and R$8.989 billion corresponded to taxes levied on the activities of Bradesco Organization, equal to 89.7% of Book Net Income.

(1) According to what has been disclosed in chapter 6 of this Report on Economic and Financial Analysis; (2) Excludes mark-to-market effects of available-for-sale securities registered under Shareholders' Equity; (3) R$122.831 billion considering the closing quote for preferred shares (most liquid share) on last day in the year; (4) Considering the reinvestment of dividends/interest on shareholders' equity; (5) Includes sureties and guarantees, advances of credit card receivables and credit assignments (receivables-backed investment funds and mortgage-backed receivables) and operations with Credit Risk Commercial Portfolio (expanded criteria), which includes debentures and promissory notes; (6) Accumulated over 12 months; (7) Not considering the effect of RN 206/09 (ANS), in the total amount of R$406 million (Health); and (8) Banco24Horas ATMs + ATM terminals shared among Bradesco, Banco do Brasil and Banco Santander.

4	Report on Economic and Financial Analysis - December 2010

Highlights

15.  Banco Bradesco has an extensive distribution network in Brazil, with 6,551 Service Points (3,628 Branches, 1,263 PABs and 1,660 PAAs). Customers can also use 1,557 PAEs, 26,104 Bradesco Expresso service points, 6,203 Banco Postal (Postal Bank) branches, 32,015 own ATMs in the Bradesco Dia&Noite network and 11,057 ATMs shared with other banks(8).

16. The employees' payroll plus charges and benefits totaled R$7.844 billion. Social benefits provided to the 95,248 employees of Bradesco Organization and their dependents amounted to R$1.856 billion, while investments in training and development programs totaled R$107.105 million.

17.  As resolved at the December 17, 2010 Extraordinary Shareholders' Meeting, Bradesco is increasing its capital stock by R$1.5 billion, from R$28.5 billion to R$30.0 billion.

18. In November 2010, Bradesco became the first national sponsor of the Rio 2016 Olympic Games, as the exclusive financial service ad insurance provider.

19.  Main Awards and Recognitions in the fourth quarter of 2010:

  Elected the Bank of the Year 2010 in the Relatório Bancário (Bank Report) Award, which recognized the Institution's contribution to develop society through its products and services, supported by an innovative and cutting-edge technological platform (Relatório Bancário Magazine);

  Best Bank in Personnel Management, placing second among companies with more than 10,000 employees, in 2010 (Valor Carreira magazine / Valor Econômico newspaper);

  Bradesco was considered the most valuable brand in the financial segment (Superbrands);

  For the third consecutive year, it received the Prêmio Intangíveis Brasil 2010 (2010 Brazil Intangible Award), in the category "Information Technology and Internet" (Consumidor Moderno magazine);

  It was one of the 20 model companies in corporate social responsibility in Brazil according to Guia Exame de Sustentabilidade 2010 (2010 Exame Sustainability Guide)/Exame Magazine;

  It is one of the 42 companies to comprise the "Carbon Efficient Index" (ICO2) of the BM&FBovespa;

  For the sixth straight year, Bradesco shares were included in the Corporate Sustainability Index (ISE), of the BM&FBovespa;

  In 2010, Bradesco Corretora topped the main rankings of the Brazilian market's most profitable stock portfolios (Valor Econômico/InfoMoney/Exame); and

  Bradesco Asset Management (BRAM) was the best institutional fund manager in a ranking prepared by Investidor Institucional magazine.

  20. In relation to sustainability, Bradesco divides its actions into three pillars: (i) Sustainable Finances, with a focus on banking inclusion, social and environmental variables for loan approvals and the offering of social and environmental products; (ii) Responsible Management, focused on valuing professionals, improving the workplace and adopting eco-efficient practices; and (iii) Social and Environmental Investments, focused on education, the environment, culture and sports. The highlight in this area is Fundação Bradesco, which has been developing a broad social and educational program that operates 40 schools throughout Brazil, operating in several educational fields. In 2010, it served 646 thousand people, 115 thousand of which through its own schools, in Basic Education, from Kindergarten to High School and Technical Professional Education in High School Level; Education for Youth and Adults and Preliminary and Continued Education. In the Virtual School - Fundação Bradesco's e-learning portal - , at the CIDs Digital Inclusion Centers and through programs conducted under strategic partnerships, like Educa+Ação, 531 thousand students were served. Basic Education students receive uniforms, school supplies, meals and medical and dental assistance free of charge. In its 54 years of service, Fundação Bradesco has provided formal, free, quality education to over 2 million students, which, combined with the other on-site and distance courses offered, rises to more than 4 million.

Bradesco	5

Main Information

	4Q10	3Q10	2Q10	1Q10	4Q09	3Q09	2Q09	1Q09	Variation %
									4Q10 x 3Q10	4Q10 x 4Q09
Statement of Income for the Period - R$ million
Book Net Income	2,987	2,527	2,405	2,103	2,181	1,811	2,297	1,723	18.2	37.0
Adjusted Net Income	2,684	2,518	2,455	2,147	1,839	1,795	1,996	1,956	6.6	45.9
Total Financial Margin	9,018	8,302	8,047	7,689	7,492	7,587	7,560	7,115	8.6	20.4
Gross Loan Financial Margin	6,143	5,833	5,757	5,630	5,373	5,150	4,979	4,576	5.3	14.3
Net Loan Financial Margin	3,848	3,774	3,596	3,442	2,678	2,242	1,861	1,814	2.0	43.7
Expenses with Allowance for Loan Losses	(2,295)	(2,059)	(2,161)	(2,188)	(2,695)	(2,908)	(3,118)	(2,762)	11.5	(14.8)
Fee and Commission Income	3,568	3,427	3,253	3,124	3,125	2,857	2,911	2,723	4.1	14.2
Administrative and Personnel Expenses	(5,790)	(5,301)	(4,976)	(4,767)	(4,827)	(4,485)	(4,141)	(4,007)	9.2	20.0
Premiums fromInsurance, Private Pension Plans Contribution and Income fromSavings Bonds	9,022	7,697	7,163	7,196	8,040	6,685	6,094	5,514	17.2	12.2
Balance Sheet - R$ million
Total Assets	637,485	611,903	558,100	532,626	506,223	485,686	482,478	482,141	4.2	25.9
Securities	213,518	196,081	156,755	157,309	146,619	147,724	146,110	130,816	8.9	45.6
Loan Operations (1)	274,227	255,618	244,788	235,238	228,078	215,536	212,768	212,993	7.3	20.2
- Individuals	98,122	92,905	89,648	86,012	82,085	75,528	74,288	73,694	5.6	19.5
- Corporate	176,105	162,713	155,141	149,226	145,993	140,008	138,480	139,299	8.2	20.6
Allow ance for Loan Losses (PLL)	(16,290)	(16,019)	(15,782)	(15,836)	(16,313)	(14,953)	(13,871)	(11,424)	1.7	(0.1)
Total Deposits	193,201	186,194	178,453	170,722	171,073	167,987	167,512	169,104	3.8	12.9
Technical Provisions	87,177	82,363	79,308	77,685	75,572	71,400	68,828	66,673	5.8	15.4
Shareholders' Equity	48,043	46,114	44,295	43,087	41,754	38,877	37,277	35,306	4.2	15.1
Assets Under Management	872,514	838,455	767,962	739,894	702,065	674,788	647,574	640,876	4.1	24.3
Performance Indicators (%) on Adjusted Net Income (except when indicated otherwise)
Adjusted Net Income per Share - R$ (2)	2.61	2.38	2.19	2.07	2.02	2.04	2.06	2.07	9.7	29.2
Book Value per Share (Common and Preferred) - R$	12.77	12.26	11.77	11.45	11.10	10.49	10.04	9.51	4.2	15.0
Annualized Return on Average Shareholders' Equity (3)(4)	22.2	22.5	22.8	22.2	20.3	21.5	23.3	24.1	(0.3) p.p	1.9 p.p
Annualized Return on Average Assets (4)	1.7	1.7	1.7	1.7	1.6	1.6	1.7	1.7	-	0.1 p.p
Average Rate - (Adjusted Financial Margin / Total Average Assets - Purchase and Sale Commitments - Permanent Assets) Annualized	8.3	7.9	8.2	8.1	8.1	8.3	8.2	7.8	0.4 p.p	0.2 p.p
Fixed Assets Ratio - Total Consolidated	18.1	16.7	20.9	19.8	18.6	15.4	15.1	14.1	1.4 p.p	(0.5) p.p
Combined Ratio - Insurance (5)	85.1	85.3	84.7	85.2	85.3	88.9	85.5	86.2	(0.2) p.p	(0.2) p.p
Efficiency Ratio (ER) (2)	42.7	42.5	42.0	41.2	40.5	40.9	41.5	42.5	0.2 p.p	2.2 p.p
Coverage Ratio (Fee and Commission Income/Administrative and Personnel Expenses)(2)	64.2	65.1	64.9	66.0	66.5	66.4	67.3	67.2	(0.9) p.p	(2.3) p.p
Market Capitalization - R$ million (6)	109,759	114,510	87,887	100,885	103,192	98,751	81,301	65,154	(4.1)	6.4
Loan Portfolio Quality % (7)
PLL / Loan Portfolio	7.1	7.4	7.6	8.0	8.5	8.3	7.7	6.3	(0.3) p.p	(1.4) p.p
Non-Performing Loans (>60 days (8)/ Credit Portfolio)	4.3	4.6	4.9	5.3	5.7	5.9	5.6	5.2	(0.3) p.p	(1.4) p.p
Delinquency Ratio (> 90 days (8) / Loan Portfolio)	3.6	3.8	4.0	4.4	4.9	5.0	4.6	4.2	(0.2) p.p	(1.3) p.p
Coverage Ratio (> 90 days (8))	197.6	191.8	188.5	180.8	174.6	166.5	169.1	152.4	5.8 p.p	23.0 p.p
Coverage Ratio (> 60 days (8))	163.3	162.0	155.8	151.3	148.6	139.4	137.9	122.3	1.3 p.p	14.7 p.p
Operating Limits %
Capital Adequacy Ratio - Total Consolidated (9)	14.7	15.7	15.9	16.8	17.8	17.7	17.0	16.0	(1.0) p.p	(3.1) p.p
- Tier I	13.1	13.5	13.9	14.3	14.8	14.3	14.3	13.2	(0.4) p.p	(1.7) p.p
- Tier II	1.7	2.3	2.1	2.6	3.1	3.5	2.8	2.9	(0.6) p.p	(1.4) p.p
- Deductions	(0.1)	(0.1)	(0.1)	(0.1)	(0.1)	(0.1)	(0.1)	(0.1)	-	-

6	Report on Economic and Financial Analysis - December 2010

Main Information

	Dec10	Sep10	Jun10	Mar10	Dec09	Sep09	Jun09	Mar09	Variation %
									Dec10 x Sep10	Dec10 x Dec09
Structural Information - Units
Service Points	54,884	52,015	49,154	46,570	44,577	42,563	41,003	39,275	5.5	23.1
- Branches	3,628	3,498	3,476	3,455	3,454	3,419	3,406	3,375	3.7	5.0
- Advanced Service Branch (PAAs) (10)	1,660	1,643	1,592	1,451	1,371	1,338	1,260	1,183	1.0	21.1
- Mini-Branches (PABs) (10)	1,263	1,233	1,215	1,200	1,190	1,194	1,192	1,184	2.4	6.1
- Electronic Service Branch (PAEs) (10)	1,557	1,559	1,565	1,564	1,551	1,539	1,528	1,512	(0.1)	0.4
- Outplaced Bradesco ATM Network Terminals (11)	3,891	4,104	3,827	3,664	3,577	3,569	3,516	3,389	(5.2)	8.8
- Shared Net work ATM Terminals (11) (12)	9,765	8,113	7,358	6,912	6,486	5,980	5,558	5,068	20.4	50.6
- Banco Postal (Postal Bank)	6,203	6,194	6,177	6,110	6,067	6,038	6,011	5,959	0.1	2.2
- Bradesco Expresso (Correspondent Banks)	26,104	24,887	23,190	21,501	20,200	18,722	17,699	16,710	4.9	29.2
- Bradesco Promotora de Vendas	801	773	743	702	670	753	822	884	3.6	19.6
- Branches/Subsidiaries Abroad	12	11	11	11	11	11	11	11	9.1	9.1
ATM terminals	43,072	41,007	39,766	38,772	37,957	37,178	36,430	35,443	5.0	13.5
- Own Network	32,015	31,759	31,387	30,909	30,657	30,414	30,191	29,764	0.8	4.4
- ATM terminals shared with other banks (12)	11,057	9,248	8,379	7,863	7,300	6,764	6,239	5,679	19.6	51.5
Credit and Debit Cards (13) - in million	145.2	140.7	137.8	135.6	132.9	88.4	86.3	85.2	3.2	9.3
Employees (14)	95,248	92,003	89,204	88,080	87,674	85,027	85,871	86,650	3.5	8.6
Employees and Interns	9,999	9,796	8,913	9,605	9,589	9,606	9,439	9,292	2.1	4.3
Foundation Employees (15)	3,693	3,756	3,734	3,713	3,654	3,696	3,645	3,674	(1.7)	1.1
Customers - in millions
Checking Accounts	23.1	22.5	21.9	21.2	20.9	20.7	20.4	20.2	2.7	10.5
Savings Accounts (16)	41.1	38.5	37.1	36.2	37.7	35.1	33.9	34.2	6.8	9.0
Insurance Group	36.2	34.6	33.9	33.8	30.8	30.3	29.1	28.6	4.6	17.5
- Policyholders	31.5	30.0	29.3	29.2	26.3	25.8	24.6	24.1	5.0	19.8
- Pension Plan Participants	2.0	2.0	2.0	2.0	2.0	2.0	2.0	2.0	-	-
- Savings Bond Customers	2.7	2.6	2.6	2.6	2.5	2.5	2.5	2.5	3.8	8.0
Bradesco Financiamentos	3.3	3.4	3.5	3.8	4.0	4.1	4.0	4.2	(2.9)	(17.5)

(1)

  Includes sureties and guarantees, advances of credit card receivables and credit assignments (receivables-backed investment funds and mortgage-backed receivables). If we also included the operations with Credit Risk Commercial Portfolio (expanded criteria), which includes debentures and promissory notes, the balance of the expanded loan portfolio would be R$293,555 million in December 2010, R$270,691 million in September 2010 and R$238,606 million in December 2009;

(2)	In the last 12 months;
(3)	Excludes mark-to-market effect of available-for-sale securities recorded under Shareholders' Equity;
(4)	Adjusted net income in the period;
(5)	Excluding additional provisions;
(6)	Number of shares (less treasury shares) multiplied by the closing price of the common and preferred shares on the period's last trading day;
(7)	Excludes Sureties and Guarantees, advanced payment of credit card receivables and loan assignments (mortgage-backed receivables and receivables-backed investment funds);
(8)	Credits overdue;
(9)	Calculated in accordance with the new Basel Capital Accord(BIS II);
(10)	PAB: Branch located on the premises of a company and with Bradesco employees; PAE: ATM located on the premises of a company; PAA: service point located in a municipality without a Bank branch;
(11)

  Including overlapping ATMs within the Bank's own and shared network: In December 2010 1,999, September 2010 1,670, June 2010 - 1,547, March 2010 1,490, December 2009 1,455, September 2009 1,452, June 2009 1,431 and March 2009 1,379;

(12)	Shared ATM network: Banco24Horas ATMs + ATM terminals shared among Bradesco, Banco do Brasil and Banco Santander, since November 2010;
(13)	Includes pre-paid, Private Label, Pague Fácil and Banco Ibi as of December 2009;
(14)	It started including Ibi Promotora employees as of December 2009;
(15)	Fundação Bradesco, Digestive System and Nutritional Disorder Foundation (Fimaden) and Bradesco Sports and Recreation Center (ADC Bradesco); and
(16)	Number of accounts.

Bradesco	7

Ratings

Main Ratings

Fitch Ratings
International Scale								Domestic Scale
Individual	Support	Domestic Currency			Foreign Currency			Domestic
B/C	3	Long-Term BBB +	Short-Term F2	Long-Term BBB		Short-Term F2		Long-Term AAA (bra)	Short-Term F1 + (bra)

Moody´s Investors Service								R&I Inc.
Financial Strength	International Scale					Domestic Scale		International Scale
B -	Foreign Currency Debt	Domestic Currency Deposit		Foreign Currency Deposit		Domestic Currency		Issuer Rating
	Long-Term Baa2	Long-Term A1	Short-Term P - 1	Long-Term Baa3	Short-Term P-3	Long-Term Aaa.br	Short-Term BR - 1	BBB -

Standard & Poor's							Austin Rating
International Scale - Counterparty Rating				Domestic Scale		Corporate Governance	Corporate Governance	Domestic Scale
Foreign Currency		Domestic Currency		Counterparty Rating				Long-Term	Short- Term
Long-Term BBB	Short-Term A - 3	Long-Term BBB	Short-Term A - 3	Long-Term brAAA	Short-Term brA - 1	GAMMA -7 Score	AA	AAA	A -1

Book Net Income vs. Adjusted Net Income

The main non-recurring events that influenced book net income in the periods below are presented in the following comparative chart:

	R$ million
	12M10	12M09	4Q10	3Q10
Book Net Income	10,022	8,012	2,987	2,527
Non-Recurring Events	(218)	(426)	(303)	(9)
- Partial Divestment (1)	(138)	(2,460)	(59)	(79)
- Additional PLL (2)	-	1,480	-	-
- PLL - Change in Drag Calculation Parameters	(220)	-	(220)	-
- Records of Tax Credits	(336)	-	(94)	-
- Provision for Tax Contingencies	397	-	-	-
- Provision for Civil Contingencies - Economic Plans	268	915	86	71
- Other (3)	(77)	(358)	(73)	(4)
- Tax Effects	(112)	(3)	57	3
Adjusted Net Income	9,804	7,586	2,684	2,518
ROAE% (*)	22.7	21.4	28.2	24.5
ROAE(ADJUSTED) % (*)	22.2	20.3	25.1	24.4

(*)	Annualized;
(1)	Gross gain related to investments: in 4Q10 - BM&FBovespa; in 3Q10 - CPM Braxis; and in 2009 - Cielo and Cetip;
(2)	Considering R$1,303 million in 2Q09; and R$177 million in 1Q09, both from credit cards; and
(3)

  In 4Q10: refers to the R$86 million capital gain in Fidelity; and R$27 million in expenses with impairment testing. In 2009: R$60 million gain from Laboratório Fleury's IPO achieved by our affiliate Integritas Participações; R$64 million in expenses with impairment testing, R$26 million in allowance for investment losses. Net effect of payment of taxes, through an installment program and payment in one lump sum of tax debt - Law 11,941/09 (REFIS), in the amount of R$388 million (2009); R$4 million (3Q10) and R$14 million (4Q10).

8	Report on Economic and Financial Analysis - December 2010

Summarized Analysis of Adjusted Income

  To provide better understanding, comparison and analysis of Bradesco's results, we use the Adjusted Statement of Income for the analyses and comments contained in this Report on Economic and Financial Analysis, which is obtained from adjustments made to the Book

  Statement of Income, detailed at the end of this Press Release, which includes adjustments to non-recurring events shown in the previous page. Note that the Adjusted Statement of Income is the basis adopted for the analyses and comments made in chapters 1 and 2 of this report.

	R$ million
	Adjusted Statement of Income
	12M10	12M09	Variation		4Q10	3Q10	Variation
			12M10 x 12M09				4Q10 x 3Q10
			Amount	%			Amount	%
Financial Margin	33,056	29,754	3,302	11.1	9,018	8,302	716	8.6
- Interest	31,525	27,228	4,297	15.8	8,553	7,904	649	8.2
- Non-Interest	1,531	2,526	(995)	(39.4)	465	398	67	16.8
PLL	(8,703)	(11,483)	2,780	(24.2)	(2,295)	(2,059)	(236)	11.5
Gross Income from Financial Intermediation	24,353	18,271	6,082	33.3	6,723	6,243	480	7.7
Income from Insurance, Private Pension Plan and Savings Bond Operations (*)	2,772	1,983	789	39.8	700	703	(3)	(0.4)
Fee and Commission Income	13,372	11,616	1,756	15.1	3,568	3,427	141	4.1
Personnel Expenses	(9,302)	(7,967)	(1,335)	16.8	(2,533)	(2,411)	(122)	5.1
Other Administrative Expenses	(11,532)	(9,493)	(2,039)	21.5	(3,257)	(2,890)	(367)	12.7
Tax Expenses	(3,120)	(2,535)	(585)	23.1	(858)	(779)	(79)	10.1
Companies	127	140	(13)	(9.3)	60	19	41	215.8
Other Operating Income/Expenses	(2,382)	(1,949)	(433)	22.2	(646)	(598)	(48)	8.0
Operating Income	14,288	10,066	4,222	41.9	3,757	3,714	43	1.2
Non-Operating Income	(8)	110	(118)	-	10	(10)	20	-
Income Tax / Social Contribution	(4,353)	(2,566)	(1,787)	69.6	(1,059)	(1,123)	64	(5.7)
Minority Interest	(123)	(24)	(99)	412.5	(24)	(63)	39	(61.9)
Adjusted Net Income	9,804	7,586	2,218	29.2	2,684	2,518	166	6.6

(*)

  Result of Insurance, Private Pension and Savings Bond Operations = Insurance, Private Pension and Savings Bond Retained Premiums - Variation in the Technical Provisions of Insurance, Private Pension Plans and Savings Bonds Retained Claims Drawings and Redemption of Savings Bonds Selling Expenses with Insurance Plans, Private Pension Plans and Savings Bonds.

Bradesco	9

Summarized Analysis of Adjusted Income

Adjusted Net Income and Profitability

  In the fourth quarter of 2010, Bradesco's adjusted net income stood at R$2,684 million, an increase of 6.6% or R$166 million from the previous quarter, which was primarily impacted by: (i) the growth in financial margin, due to the increased volume of operations; (ii) higher fee and commission income; offset by: (iii) the increase in allowance for loan losses; and (iv) increased personnel and administrative expenses.

  Accumulated over 2010, adjusted net income totaled R$9,804 million, an increase of 29.2% from the R$2,218 million in 2009.

  The main reasons for this result are described below in the analysis of the main income statement items, with the consolidation of the income accounts of Banco Ibi as of November 2009.

  Shareholders' Equity was R$48,043 million in December 2010, increasing 15.1% from 2009. The Capital Adequacy Ratio stood at 14.7%, of which 13.1% was under Tier I Capital.

  Total assets stood at R$637,485 million in December 2010, up 25.9% over 2009, driven by the expansion of business volume. Return on average assets (ROAA) remained stable, hovering near 1.7%.

10	Report on Economic and Financial Analysis - December 2010

Summarized Analysis of Adjusted Income

Efficiency Ratio (ER)

  The ER calculated on an adjusted-to-risk basis to reflect the impact of risk in loan operations(2) dropped for the fourth consecutive quarter, reaching 52.4% in the fourth quarter of 2010, up 0.9 p.p. compared to the previous quarter and 3.5 p.p. in the year. This behavior is in line with the results of previous quarters, mainly due to decreased delinquency.

  As for the ER accumulated over 12 months(1), increases seen in the last few quarters are mainly due to exceptional treasury gains and a decline in advertising and publicity expenses in 2009 which led to an increase in the periods indicators, in addition to higher expenses in 2010 resulting from the expansion of service points (from 44,577 in December 2009 to 54,884 in December 2010).

  The quarterly ER increased from 43.0% in the third quarter of 2010 to 44.0% in the fourth quarter of 2010, mainly due to: (i) increased personnel expenses due to higher salary levels and growth in total staff resulting from investments in the expansion of Service Points and improvements in business segmentation; and (ii) higher administrative expenses, mainly due to the seasonal effect of this quarter and organic growth in the period.

  (1) Efficiency Ratio (ER) = (Personnel Expenses Employee Profit Sharing (PLR) + Administrative Expenses) / (Financial Margin + Fee and Commission Income + Income from Insurance + Equity in the Earnings (Losses) of Unconsolidated Companies + Other Operating Income Other Operating Expenses). Considering the ratio between: (i) total administrative costs (Personnel Expenses + Administrative Expenses + Other Operating Expenses + Tax Expenses not related to revenue generation) and (ii) revenue net of related taxes (not considering Claims Expenses from the Insurance Group), our Efficiency Ratio in the fourth quarter of 2010 was 43.3%; and
  (2) Including PLL expenses, adjusted for granted discounts, loan recovery and sale of foreclosed assets, among others.

Bradesco	11

Summarized Analysis of Adjusted Income

Financial Margin

  The R$716 million increase between the fourth quarter of 2010 and the third quarter of 2010 was due to:

    the increase in income from interest-earning operations of R$649 million, mainly the result of: (i) an improved credit card margin, impacted by greater business volume; and (ii) higher results from insurance margin; and
    the R$67 million increase in income from non-interest margin.

  In 2010 financial margin stood at R$33,056 million, a R$3,302 million improvement over 2009, or 11.1%, mainly driven by:

    the growth in income from interest-earning operations of R$4,297 million, mainly due to the higher income from loan operations, specially increased business volumes;

  and offset by:

    lower result from the non-interest margin, in the amount of R$995 million, due to lower gains with treasury/securities after the recovery of the domestic and foreign markets, which allowed for important gains in 2009.

12	Report on Economic and Financial Analysis - December 2010

Summarized Analysis of Adjusted Income

Total Loan Portfolio

  In December 2010, Bradesco's loan operations   (considering sureties, guarantees, advances of credit card receivables and assignment of receivables-backed investment funds and mortgage-backed receivables) totaled R$274.2 billion. The expansion of 7.3% in the quarter was due to: (i) growth of 9.0% in the SME portfolio; (ii) 7.5% in the Large Corporate portfolio; and (iii) 5.6% in the Individuals portfolio.

  Compared to the last 12 months, the portfolio expanded by 20.2%, the result of growth of: (i) 29.2% in the SME portfolio, (ii) 19.5% in the Individuals portfolio and (iii) 13.7% in the Large Corporate portfolio.

  In the Individuals segment, the products registering the strongest growth in the last twelve months were: (i) payroll-deductible loans; (ii) BNDES/Finame onlending operations; and (iii) real estate financing. In the Corporate segment, growth was led by: (i) BNDES/Finame onlending operations; (ii) credit card; and (iii) real estate financing - corporate plan.

  Including other loan risk operations from the commercial portfolio(1) (expanded criteria), that mainly impacted the operations of Large Corporations (debentures and promissory notes), totaling R$19.3 billion in December 2010 (R$10.5 billion in December 2009), operations with credit risk would amount to R$293.6 billion in December 2010 (R$238.6 billion in December 2009), up 8.4% in the quarter and 23.0% in the last twelve months.

  (1) For more information, see page 38 of Chapter 2 of this Report.

Allowance for Loan Losses (PLL)

  In the fourth quarter of 2010, expenses with the allowance for loan losses stood at R$2,295 million, up 11.5%. This increase was mainly the result of the 8.4% increase in loan operations, reflecting in higher generic provisions. Even so, note that our delinquency indicators have declined, reaching the lowest level in the last eight quarters.

  In 2010, PLL expenses totaled R$8,703 million, down by 24.2% against 2009, a result of a decline in delinquency, and an increase in loan recovery of 57.9% in the period, totaling R$2,677 million. Loan operations grew by 23.0% in the same period, demonstrating growth accompanied by quality in Bradesco's loan portfolio.

Bradesco	13

Summarized Analysis of Adjusted Income

Delinquency Ratio > 90 days

  The delinquency ratio for credits overdue more than 90 days decreased for the fifth consecutive quarter and reached 3.6% in December 2010.

  The excellent performance of this indicator reflects the country's favorable economic scenario, as well as the quality of policy and processes of loan assignment.

Coverage Ratios

  The graph below presents the evolution of the coverage ratio of the Allowance for Loan Losses for loans overdue more than 60 and 90 days. In December 2010 these ratios reached 163.3% and 197.6%, respectively, the highest ever in the historical series.

  The balance of Allowance for Loan Losses of R$16.3 billion, in December 2010, was made up of: (i) R$13.3 billion in provisions required by the Brazilian Central Bank; and (ii) R$3.0 billion in additional provisions.

  It is important to point out that the greatest evolution occurred in the balance of the generic provision, which has a more preventive characteristic due to customers ratings and is not pegged to possible delays. Therefore, the provision tends to be in line with growth in the loan portfolio.

14	Report on Economic and Financial Analysis - December 2010

Summarized Analysis of Adjusted Income

Results of Insurance, Private Pension and Savings Bonds Operations

Adjusted Net Income in the fourth quarter of 2010 came to R$779 million (R$721 million in the third quarter of 2010), posting a 31.0% Return on Average Shareholders' Equity.	Adjusted Net Income for 2010 was R$2.904 billion, up 16.3% from the same period in 2009, with an annual return on Shareholders' Equity of 26.0%.

	R$ million (except when indicated otherwise)
	4Q10	3Q10	2Q10	1Q10	4Q09	3Q09	2Q09	1Q09	Variation %
									4Q10 x 3Q10	4Q10 x 4Q09
Adjusted Net Income	779	721	701	703	602	607	638	650	8.0	29.4
Insurance Written Premiums, Private Pension Plan Contributions and Savings Bonds Income (*)	9,022	7,697	7,163	7,196	8,040	6,685	6,094	5,514	17.2	12.2
Technical Provisions	87,177	82,363	79,308	77,685	75,572	71,400	68,828	66,673	5.8	15.4
Financial Assets	96,548	92,599	88,515	86,928	83,733	79,875	76,451	73,059	4.3	15.3
Claims Ratio	71.1	72.4	71.8	73.3	74.3	77.2	73.3	73.7	(1.3) p.p	(3.2) p.p
Combined Ratio	85.1	85.3	84.7	85.2	85.3	88.9	85.5	86.2	(0.2) p.p	(0.2) p.p
Policyholders / Participants and Customers (in thousands)	36,233	34,632	33,908	33,768	30,822	30,339	29,178	28,590	4.6	17.6
Market Share from Premiums from Insurance, Private Pension Plan Contribution and Income from Savings Bonds (**)	24.5	24.7	24.8	25.2	24.4	23.5	23.1	23.0	(0.2) p.p	0.1 p.p

  Note: For comparison purposes, excluding the build in Technical Provisions for benefits to be granted Remission (Health) from the calculation of ratios for the first quarter of 2010, and excluding the effects of RN 206/09 and its effects on health revenues from the calculation of combined ratios.

  (*) Excludes the effects of RN 206/09 (ANS) in the total amount of R$406 million (Health), which as of January 2010 extinguished the PPNG (SES), with income from premiums accounted pro-rata temporis. Note that this accounting change did not affect Earned Premiums; and

  (**) 4Q10 considers the latest data available by Susep (November 2010).

In the fourth quarter of 2010, the Group's total revenue (insurance premiums written, private pension contributions and income from savings bonds) increased by 17.2% compared to the	previous quarter and presented important improvements in the Life and Private Pension segment, fueled by the increased concentration of private pension contributions in the period.

Bradesco	15

Summarized Analysis of Adjusted Income

  Accumulated up to December 2010, production grew by 18.0% from the same period in 2009. This increase was fueled by the high performance of Savings Bonds, Auto, Health and Life products, which increased by 24.8%, 20.0%, 22.6% and 17.7%, respectively.

  The 8.0% increase in net income in the fourth quarter of 2010, compared to the previous quarter, was mainly as a result of: (i) a 17.2% increase in revenue; (ii) an improvement in claims of 1.3 p.p.; (iii) improvement in the administrative efficiency index of 0.5 p.p.; and (iv) greater financial result and equity income.

  Comparing the adjusted net income for 2010 with the same period in 2009, the Insurance Group grew by 16.3%, mainly due to: (i) the 18.0% increase in revenues; (ii) greater financial result; and (iii) a drop in claims of 2.6 p.p.

  The Insurance Group's technical provisions represented 30.6% of the insurance industry in November 2010, according to Susep and the National Supplementary Health Agency (ANS).

  In terms of solvency, Grupo Bradesco de Seguros e Previdência complies with the Susep rules that took effect on January 1, 2008, and international standards (Solvency II). The financial leverage ratio stood at 2.6 times Shareholders' Equity.

16	Report on Economic and Financial Analysis - December 2010

Summarized Analysis of Adjusted Income

Fee and Commission Income

  In the fourth quarter of 2010, fee and commission income totaled R$3,568 million, up 4.1% from the previous quarter. Income growth in the quarter was the result of: (i) increased revenue from credit cards, due to the seasonal effect of the quarter, in addition to the larger card/customer base; (ii) the net increase in new checking accounts; (iii) increased revenue from loan operations; and partially offset by: (iv) the non-proportional consolidation of CPM Braxis as of this quarter, due to the partial divestment in September 2010.

  In the comparison between the years, the 15.1% increase was mainly due to: (i) the excellent performance of the credit card segment, due to the larger card/customer base, including revenue from Banco Ibi and the effects of changes in interest held in Visavale and Cielo; (ii) the increase in income from checking accounts, which was driven by growth in business volume and a larger checking account client base, which had a net growth of some 2.2 million accounts in the period; (iii) the greater income from loan operations; (iv) the increase in fund management; (v) increased income from collections and payments; and (vi) higher revenue from consortium management.

Bradesco	17

Summarized Analysis of Adjusted Income

Administrative Expenses

  In the fourth quarter of 2010, the R$122 million increase from the previous quarter was composed of changes in the following portions:

    "structural" - R$61 million growth, mainly due to: (i) increased expenses with salaries, compulsory social charges and benefits, reflecting the organic growth in the period, with an increase in the number of service points and the consequent hiring of a net total of 3,245 employees; and (ii) the adjustment to increase salary levels in accordance with the collective bargaining agreement; and
    "non-structural" - increase of R$61 million, related to higher expenses with: (i) complement of profit sharing among administrators and employees (PLR); and (ii) provisions for labor claims.

  The R$1,335 million growth in the year is mainly due to:

    R$900 million in the "structural" portion from: (i) the increase in salary levels; (ii) the net increase of 7,574 staff members, and (iii) the merger of Banco Ibi, in November 2009; and

    the R$435 million increase in the "non-structural" portion, basically resulting from: (i) increased expenses with profit sharing among administrators and employees (PLR); and (ii) increased expenses with the provision for labor claims.

  Note: Structural Expenses = Salaries + Compulsory Social Charges + Benefits + Private Pension.
            Non-Structural Expenses = Employee Profit Sharing (PLR) + Training + Labor Provision + Severance Expenses.

18	Report on Economic and Financial Analysis - December 2010

Summarized Analysis of Adjusted Income

Administrative Expenses

  (iii) growth in business and service volume; (iv) the increase in variable expenses tied to revenue (i.e. Bradesco Expresso and Banco Postal); (v) increased expenses with legal advisory services, related to the 60% growth in recoveries in 2010; and (vi) the expansion of the Customer Service Network by 10,307 new units: 174 branches, 368 PAB/PAE/PAA, 5,904 Bradesco Expresso branches and 3,861 other service points, amounting to 54,884 on December 31, 2010.

  In the fourth quarter of 2010, the 12.7% increase in administrative expenses in relation to the third quarter of 2010 was mainly due to: (i) outsourced services, related to: (a) partial outsourcing of credit card processing (Fidelity); (b) upgrading and expansion of customer service structure (i.e. Call Center); and c) variable expenses related to revenue (i.e. Bradesco Expresso and Banco Postal); (ii) advertising and publicity; (iii) data processing; and (iv) communication. The seasonality of the quarter also had an important impact in administrative expenses, due to the higher business and service volume, in addition to the organic growth of service points by 2,869 new units: 130 branches, 45 PAB/PAE/PAA stations, 1,217 Bradesco Expresso branches and 1,477 other service points.

  In the annual comparison, the 21.5% increase is essentially due to: (i) the impact of Banco Ibi merger, in November 2009 (if the merger were excluded, administrative expenses would have increased by 15.6%); (ii) greater expenses with advertising and marketing in 2010, given that these expenses presented a significant drop in 2009;

Other Income and Operating Expenses

  Other operating expenses, net of other operating income, totaled R$646 million in the fourth quarter of 2010, up 8.0% or R$48 million over previous quarter.

  In the annual comparison, the R$433 million increase in other operating expenses net of other operating income basically reflects higher expenses with: (i) the recording of operating provisions, especially for civil contingencies; (ii) goodwill amortization; and (iii) the operating expenses resulting from Banco Ibi merger in November 2009.

Bradesco	19

Summarized Analysis of Adjusted Income

Income Tax and Social Contribution

  In the fourth quarter of 2010, expenses with income tax and social contribution remained practically steady in comparison with the previous quarter.

  In the annual comparison, the increase of 69.6%, or R$1,787 million, was due to greater taxable income in the year.

  Tax credits from previous periods due to the increase of Social Contribution rates to 15% are recorded in the financial statements, up to the limit of corresponding consolidated tax requirements. The unused balance currently stands at R$227 million. More details are available in note 34 of the Financial Statements.

Unrealized Gains

  Unrealized gains totaled R$10,556 million in the fourth quarter of 2010, a R$612 million decrease from the previous quarter. This was mainly due to: (i) the decrease in unrealized gains of loan and leasing, resulting from an increase in interest rates; and (ii) the drop seen in the stock market (Ibovespa), which affected some of our equity investments, especially those in Cielo stock; (iii) the increase in unrealized losses in subordinated debts, due to the drop in foreign market's interest rates; and partially offset by: (iv) appreciation of the mark to market of securities, particularly fixed-Income bonds pegged to the IPCA.

20	Report on Economic and Financial Analysis - December 2010

Economic Scenario

  The recovery of the major developed economies   continues to be marked by a number of risk factors, particularly a depressed labor market, the financial deleverage of households and high levels of government indebtedness. Nonetheless, the developing countries are continuing to record strong growth and are gaining recognition in global decision-making forums. China in particular continues to exercise its role as the driver of global growth, even though inflationary pressure and excesses in the real estate market have forced local authorities to adopt measures to contain excessive growth, indicating a moderate slowdown in 2011. China continues to stand out because of its demand for commodities, in addition to becoming Brazil's main trading partner in 2010. Commodity prices, especially in the agricultural area, were up at the close of the year due to heated Chinese demand, as well as adverse weather situations.

  On the domestic front, if expected GDP growth of 7.8% is confirmed, 2010 will record the highest growth for the last 25 years. The expected deceleration to 4.3% in 2011 should not be seen in a negative light, as it is important that Brazil's economy better reflects its growth potential. Despite the country's undoubted export strength, its main performance driver has been - and continues to be - domestic demand. The sustainable recovery of investments resulted from improved business confidence, the opportunities related to the sporting events in 2014 and 2016 and the exploration of the pre-salt layer. Household consumption continues to grow at a robust pace, supported by the buoyant job market, income gains and the generation of formal jobs.

  The country's strong economic expansion was characterized by differences in performance between the different quarters, highlighting several bottlenecks. The increasing gap between supply and demand led the Brazilian Central Bank to normalize monetary policy, the easing of which during the global crisis brought the Selic to its lowest ever level. Despite the expected slowdown in 2011, latent inflation pressure will remain a cause for concern, not only because of the recent commodity price hikes, but also because of the healthy job market and its impact on prices in the service sector. Thus, we should expect another cycle of monetary tightening, though to a lesser degree than we have seen in the recent past, due to greater expected coordination with fiscal policy.

  Credit, employment and income will continue to grow robustly in 2011, albeit at a more moderate pace than in the previous year. With no signs of excessive commitment of income on the part of borrowers and with continuing social mobility, the outlook for the Brazilian banking system remains favorable. The recently adopted cautionary measures to avoid the excessive expansion of credit should be effective in achieving their proposed objectives, although they will not prevent bank loan balances from recording double-digit growth, probably around 15% for the year.

  On the political front, the recent presidential elections went off without any major problems that could have affected economic agents investment and consumption decisions, proving that the economic achievements of the last few years will be preserved, along with relevant gains on the social front, despite government cycles. Bradesco continues to believe that the prospects for the Brazilian economy in the coming years are favorable, and growth may even take root more rapidly than expected through increased investments in education and infrastructure.

Bradesco	21

Main Economic Indicators

Main Indicators (%)	4Q10	3Q10	2Q10	1Q10	4Q09	3Q09	2Q09	1Q09	12M10	12M09
Interbank Deposit Certificate (CDI)	2.56	2.61	2.22	2.02	2.12	2.18	2.37	2.89	9.75	9.88
Ibovespa	(0.18)	13.94	(13.41)	2.60	11.49	19.53	25.75	8.99	1.04	82.66
USD Commercial Rate	(1.65)	(5.96)	1.15	2.29	(2.08)	(8.89)	(15.70)	(0.93)	(4.31)	(25.49)
General Price Index - Market (IGP-M)	3.18	2.09	2.84	2.77	(0.11)	(0.37)	(0.32)	(0.92)	11.32	(1.72)
CPI(IPCA IBGE)	2.23	0.50	1.00	2.06	1.06	0.63	1.32	1.23	5.91	4.31
Federal Government Long-TermInterest Rate (TJLP)	1.48	1.48	1.48	1.48	1.48	1.48	1.54	1.54	6.04	6.17
Reference Interest Rate (TR)	0.22	0.28	0.11	0.08	0.05	0.12	0.16	0.37	0.69	0.71
Savings Accounts	1.73	1.79	1.62	1.59	1.56	1.63	1.67	1.89	6.90	6.92
Business Days (number)	63	65	62	61	63	65	61	61	251	250
Indicators (Closing Rate)	Dec10	Sep10	Jun10	Mar10	Dec09	Sep09	Jun09	Mar09	12M10	12M09
USD Commercial Selling Rate (R$)	1.6662	1.6942	1.8015	1.7810	1.7412	1.7781	1.9516	2.3152	1.6662	1.7412
Euro (R$)	2.2280	2.3104	2.2043	2.4076	2.5073	2.6011	2.7399	3.0783	2.2280	2.5073
Country Risk (points)	189	206	248	185	192	234	284	425	189	192
Basic Selic Rate Copom(% p.a.)	10.75	10.75	10.25	8.75	8.75	8.75	9.25	11.25	10.75	8.75
BM&F Fixed Rate (% p.a.)	12.03	11.28	11.86	10.85	10.46	9.65	9.23	9.79	12.03	10.46

Projections through 2013

%	2011	2012	2013
USD - Commercial Rate (year-end) - R$	1.70	1.74	1.78
Extended Consumer Price Index (IPCA)	5.20	4.50	4.50
General Price Index - Market (IGP-M)	6.50	4.50	4.50
Selic (year-end)	12.25	11.25	10.25
Gross Domestic Product (GDP)	4.30	4.40	4.80

22	Report on Economic and Financial Analysis - December 2010

Guidance

Bradesco's Outlook for 2011

This guidance contains forward-looking statements that are subject to risks and uncertainties, as they are based on Management's expectations and assumptions and on the information available to the market as of the present date.

Loan Portfolio	15 to 19%
Individuals	13 to 17%
Corporate	16 a 20%
SMEs	20 a 24%
Large Corporate	11 to 15%
Products
Vehicles	10 a 14%
Cartões (1)	9 a 13%
Real Estate Financing (origination)	R$10.0 billion
Payroll Deductible Loans	30 to 34%
Margem Financeira (2)	18 to 22%
Fee and Commission Income	6 to 10%
Despesas Operacionais (3)	11 to 15%
Insurance Premiums	10 to 13%

(1) Does not include the BNDES Cards and Advances of Receivables portfolios;
(2) Under current criterion, Guidance for Financial Margin; and
(3) Administrative and Personnel Expenses.

Bradesco	23

Statement of Income Book vs. Managerial vs. Adjusted

Analytical Breakdown of Statement of Book vs. Managerial vs. Adjusted Income

Fourth quarter of 2010

	R$ million
	4Q10
	Book Statement of Income	Reclassifications							Fiscal Hedge (8)	Managerial Statement of Income	Non-Recurring Events (9)	Book Statement of Income
		(1)	(2)	(3)	(4)	(5)	(6)	(7)
Financial Margin	9,904	(114)	32	(110)	(492)	-	-	-	(202)	9,018	-	9,018
PLL	(2,299)	-	-	-	309	(85)	-	-	-	(2,075)	(220)	(2,295)
Gross Income from Financial Intermediation	7,605	(114)	32	(110)	(183)	(85)	-	-	(202)	6,943	(220)	6,723
Income from Insurance, Private Pension Plan and Savings Bond Operations (*)	700	-	-	-	-	-	-	-	-	700	-	700
Fee and Commission Income	3,471	-	-	-	-	-	97	-	-	3,568	-	3,568
Personnel Expenses	(2,533)	-	-	-	-	-	-	-	-	(2,533)	-	(2,533)
Other Administrative Expenses	(3,159)	-	-	-	-	-	-	(98)	-	(3,257)	-	(3,257)
Tax Expenses Equity in the Earnings (Losses) of Unconsolidated	(880)	-	-	-	-	-	-	-	22	(858)		(858)
Companies	60	-	-	-	-	-	-	-	-	60	-	60
Other Operating Income/Expenses	(1,120)	114	(32)	110	183	-	(97)	98	-	(744)	98	(646)
Operating Income	4,144	-	-	-	-	(85)	-	-	(180)	3,879	(122)	3,757
Non-Operating Income	70	-	-	-	-	85	-	-	-	155	(145)	10
Income Tax / Social Contribution and Minority Interest	(1,227)	-	-	-	-	-	-	-	180	(1,047)	(36)	(1,083)
Net Income	2,987	-	-	-	-	-	-	-	-	2,987	(303)	2,684

(1)	Commission Expenses on the placement of loans and financing were reclassified from the item "Other Operating Expenses" to the item "Financial Margin";
(2)	Interest Income/Expenses from the insurance segment were reclassified from the item "Other Operating Revenues/Expenses" to the item "Financial Margin";
(3)	Interest Income/Expenses from the financial segment were reclassified from the item "Other Operating Revenues/Expenses" to the item "Financial Margin";
(4)

  Revenue from Loan Recovery classified under the item "Financial Margin"; Expenses with Discounts Granted classified under the item "Other Operating Revenues/Expenses" and Expenses with Write-offs of Leasing Operations classified under the item "Financial Margin" were reclassified to the item "PLL Expenses - Allowance for Loan Losses";

(5)	Losses from the Sale of Foreclosed Assets BNDU classified under the item "Non-Operating Income" were reclassified to the item "PLL Expenses - Allowance for Loan Losses";
(6)

  Income from Commissions and Credit Card Fees, Insurance Premium Commissions and Insurance Policy Fees classified under the item "Other Operating Revenues/Expenses" were reclassified to the item "Fee and Commission Income";

(7)	Credit Card Operation Interchange Expenses classified under the item "Other Operating Revenues/Expenses" were reclassified to the item "Other Administrative Expenses";
(8)	The partial result of Derivatives used to hedge investments abroad, which simply cancels the tax effects (IR/CS and PIS/Cofins) of this hedge strategy in terms of Net Income; and
(9)	For more information see page 08 of this chapter.
(*)

  Result of Insurance, Private Pension and Savings Bond Operations = Insurance, Private Pension and Savings Bond Retained Premiums - Variation in the Technical Provisions of Insurance, Private Pension Plans and Savings Bonds Retained Claims Drawings and Redemption of Savings Bonds Selling Expenses with Insurance Plans, Private Pension Plans and Savings Bonds.

24	Report on Economic and Financial Analysis - December 2010

Statement of Income Book vs. Managerial vs. Adjusted

Third quarter of 2010
	R$ million
	3Q10
	Book Statement of Income	Reclassifications							Fiscal Hedge (8)	Managerial Statement of Income	Non-Recurring Events (9)	Book Statement of Income
		(1)	(2)	(3)	(4)	(5)	(6)	(7)
Financial Margin	9,457	(229)	35	12	(479)	-	-	-	(582)	8,214	88	8,302
PLL	(2,260)	-	-	-	293	(92)	-	-	-	(2,059)	-	(2,059)
Gross Income from Financial Intermediation	7,197	(229)	35	12	(186)	(92)	-	-	(582)	6,155	88	6,243
Income from Insurance, Private Pension Plan and Savings Bond Operations (*)	703	-	-	-	-	-	-	-	-	703	-	703
Fee and Commission Income	3,358	-	-	-	-	-	69	-	-	3,427	-	3,427
Personnel Expenses	(2,411)	-	-	-	-	-	-	-	-	(2,411)	-	(2,411)
Other Administrative Expenses	(2,808)	-	-	-	-	-	-	(82)	-	(2,890)	-	(2,890)
Tax Expenses	(859)	-	-	-	-	-	-	-	63	(796)	17	(779)
Equity in the Earnings (Losses) of Unconsolidated Companies	19	-	-	-	-	-	-	-	-	19	-	19
Other Operating Income/Expenses	(999)	229	(35)	(12)	186	-	(69)	82	-	(618)	20	(598)
Operating Income	4,200	-	-	-	-	(92)	-	-	(519)	3,589	125	3,714
Non-Operating Income	(23)	-	-	-	-	92	-	-	-	69	(79)	(10)
Income Tax / Social Contribution and Minority Interest	(1,650)	-	-	-	-	-	-	-	519	(1,131)	(55)	(1,186)
Net Income	2,527	-	-	-	-	-	-	-	-	2,527	(9)	2,518

(1)	Commission Expenses on the placement of loans and financing were reclassified from the item "Other Operating Expenses" to the item "Financial Margin";
(2)	Interest Income/Expenses from the insurance segment were reclassified from the item "Other Operating Revenues/Expenses" to the item "Financial Margin";
(3)	Interest Income/Expenses from the financial segment were reclassified from the item "Other Operating Revenues/Expenses" to the item "Financial Margin";
(4)

  Revenue from Loan Recovery classified under the item "Financial Margin"; Expenses with Discounts Granted classified under the item "Other Operating Revenues/Expenses" and Expenses with Write-offs of Leasing Operations classified under the item "Financial Margin" were reclassified to the item "PLL Expenses - Allowance for Loan Losses";

(5)	Losses from the Sale of Foreclosed Assets BNDU classified under the item "Non-Operating Income" were reclassified to the item "PLL Expenses - Allowance for Loan Losses";
(6)

  Income from Commissions and Credit Card Fees, Insurance Premium Commissions and Insurance Policy Fees classified under the item "Other Operating Revenues/Expenses" were reclassified to the item "Fee and Commission Income";

(7)	Credit Card Operations Interchange Expenses classified under the item "Other Operating Revenues/Expenses" were reclassified to the item "Other Administrative Expenses";
(8)	The partial result of Derivatives used to hedge investments abroad, which simply cancels the tax effects (IR/CS and PIS/Cofins) of this hedge strategy in terms of Net Income; and
(9)	For more information see page 08 of this chapter.
(*)

  Result of Insurance, Private Pension and Savings Bond Operations = Insurance, Private Pension and Savings Bond Retained Premiums - Variation in the Technical Provisions of Insurance, Private Pension Plans and Savings Bonds Retained Claims Drawings and Redemption of Savings Bonds Selling Expenses with Insurance Plans, Private Pension Plans and Savings Bonds.

Bradesco	25

Statement of Income Book vs. Managerial vs. Adjusted

Fiscal Year 2010
	R$ million
	12M10
	Book Statement of Income	Reclassifications							Fiscal Hedge (8)	Managerial Statement of Income	Non-Recurring Events (9)	Book Statement of Income
		(1)	(2)	(3)	(4)	(5)	(6)	(7)
Financial Margin	35,890	(419)	143	(307)	(1,658)	-	-	-	(681)	32,968	88	33,056
PLL	(9,037)	-	-	-	940	(386)	-	-	-	(8,483)	(220)	(8,703)
Gross Income from Financial Intermediation	26,853	(419)	143	(307)	(718)	(386)	-	-	(681)	24,485	(132)	24,353
Income from Insurance, Private Pension Plan and Savings Bond Operations (*)	2,772	-	-	-	-	-	-	-	-	2,772	-	2,772
Fee and Commission Income	13,102	-	-	-	-	-	270	-	-	13,372	-	13,372
Personnel Expenses	(9,302)	-	-	-	-	-	-	-	-	(9,302)	-	(9,302)
Other Administrative Expenses	(11,193)	-	-	-	-	-	-	(339)	-	(11,532)	-	(11,532)
Tax Expenses	(3,211)	-	-	-	-	-	-	-	74	(3,137)	17	(3,120)
Equity in the Earnings (Losses) of Unconsolidated Companies	127	-	-	-	-	-	-	-	-	127	-	127
Other Operating Income/Expenses	(4,378)	419	(143)	307	718	-	(270)	339	-	(3,008)	626	(2,382)
Operating Income	14,770	-	-	-	-	(386)	-	-	(607)	13,777	511	14,288
Non-Operating Income	(170)	-	-	-	-	386	-	-	-	216	(224)	(8)
Income Tax / Social Contribution and Minority Interest	(4,578)	-	-	-	-	-	-	-	607	(3,971)	(505)	(4,476)
Net Income	10,022	-	-	-	-	-	-	-	-	10,022	(218)	9,804

(1)	Commission Expenses on the placement of loans and financing were reclassified from the item "Other Operating Expenses" to the item "Financial Margin";
(2)	Interest Income/Expenses from the insurance segment were reclassified from the item "Other Operating Revenues/Expenses" to the item "Financial Margin";
(3)	Interest Income/Expenses from the financial segment were reclassified from the item "Other Operating Revenues/Expenses" to the item "Financial Margin";
(4)

  Revenue from Loan Recovery classified under the item Financial Margin ; Expenses with Discounts Granted classified under the item "Other Operating Revenues/Expenses" and Expenses with Write-offs of Leasing Operations classified under the item "Financial Margin" were reclassified to the item "PLL Expenses - Allowance for Loan Losses";

(5)	Losses from the Sale of Foreclosed Assets BNDU classified under the item "Non-Operating Income" were reclassified to the item "PLL Expenses - Allowance for Loan Losses";
(6)

  Income from Commissions and Credit Card Fees, Insurance Premium Commissions and Insurance Policy Fees classified under the item "Other Operating Revenues/Expenses" were reclassified to the item "Fee and Commission Income";

(7)	Credit Card Operations Interchange Expenses classified under the item "Other Operating Revenues/Expenses" were reclassified to the item "Other Administrative Expenses";
(8)	The partial result of Derivatives used to hedge investments abroad, which simply cancels the tax effects (IR/CS and PIS/Cofins) of this hedge strategy in terms of Net Income; and
(9)	For more information see page 08 of this chapter.
(*)

  Result of Insurance, Private Pension and Savings Bond Operations = Insurance, Private Pension and Savings Bond Retained Premiums - Variation in the Technical Provisions of Insurance, Private Pension Plans and Savings Bonds Retained Claims Drawings and Redemption of Savings Bonds Selling Expenses with Insurance Plans, Private Pension Plans and Savings Bonds.

26	Report on Economic and Financial Analysis - December 2010

Statement of Income Book vs. Managerial vs. Adjusted

Fiscal Year 2009
	R$ million
	12M09
	Book Statement of Income	Reclassifications							Fiscal Hedge (8)	Managerial Statement of Income	Non-Recurring Events (9)	Adjusted Statement of Income
		(1)	(2)	(3)	(4)	(5)	(6)	(7)
Financial Margin	33,310	(478)	194	(434)	(1,148)	-	-	-	(1,714)	29,730	24	29,754
PLL	(12,937)	-	-	-	423	(449)	-	-	-	(12,963)	1,480	(11,483)
Gross Income from Financial Intermediation	20,373	(478)	194	(434)	(725)	(449)	-	-	(1,714)	16,767	1,504	18,271
,Income from Insurance, Private Pension Plan and Savings Bond Operations (*)	1,983	-	-	-	-	-	-	-	-	1,983	-	1,983
Fee and Commission Income	11,612	-	-	-	(123)	-	127	-	-	11,616	-	11,616
Personnel Expenses	(7,967)	-	-	-	-	-	-	-	-	(7,967)	-	(7,967)
Other Administrative Expenses	(9,283)	-	-	-	123	-	-	(333)	-	(9,493)	-	(9,493)
Tax Expenses	(2,732)	-	-	-	-	-	-	-	197	(2,535)	-	(2,535)
Equity in the Earnings (Losses) of Unconsolidated Companies	200	-	-	-	-	-	-	-	-	200	(60)	140
Other Operating Income/Expenses	(4,188)	478	(194)	434	725	-	(127)	333	-	(2,539)	590	(1,949)
Operating Income	9,998	-	-	-	-	(449)	-	-	(1,517)	8,032	2,034	10,066
Non-Operating Income	2,121	-	-	-	-	449	-	-	-	2,570	(2,460)	110
Income Tax / Social Contribution and Minority Interest	(4,107)	-	-	-	-	-	-	-	1,517	(2,590)	-	(2,590)
Net Income	8,012	-	-	-	-	-	-	-	-	8,012	(426)	7,586

(1)	Commission Expenses on the placement of loans and financing were reclassified from the item "Other Operating Expenses" to the item "Financial Margin";
(2)	Interest Income/Expenses from the insurance segment were reclassified from the item "Other Operating Revenues/Expenses" to the item "Financial Margin";
(3)	Interest Income/Expenses from the financial segment were reclassified from the item "Other Operating Revenues/Expenses" to the item "Financial Margin";
(4)

  Revenue from Loan Recovery classified under the item "Financial Margin"; Expenses with Discounts Granted classified under the item "Other Operating Revenues/Expenses" and Expenses with Write-offs of Leasing Operations classified under the item "Financial Margin", were reclassified to item "PLL (Allowance for Loan Losses) Expenses"; and Outsourced services expenses classified under item "Other Administrative Expenses" were reclassified to item "Fee and Commission Income";

(5)	Losses with the sale of foreclosed assets, classified in item "Non-Operating Result", were reclassified to item "PLL (Allowance for Loan Losses) Expenses";
(6)

  Income from Commissions and Credit Card Fees, Insurance Premium Commissions and Insurance Policy Fees classified under the item "Other Operating Revenues/Expenses" were reclassified to the item "Fee and Commission Income";

(7)	Credit Card Operations Interchange Expenses classified under the item "Other Operating Revenues/Expenses" were reclassified to the item "Other Administrative Expenses";
(8)	The partial result of Derivatives used to hedge investments abroad, which simply cancels the tax effects (IR/CS and PIS/Cofins) of this hedge strategy in terms of Net Income; and
(9)	For more information see page 08 of this chapter.
(*)

  Result of Insurance, Private Pension and Savings Bond Operations = Insurance, Private Pension and Savings Bond Retained Premiums - Variation in the Technical Provisions of Insurance, Private Pension Plans and Savings Bonds Retained Claims Drawings and Redemption of Savings Bonds Selling Expenses with Insurance Plans, Private Pension Plans and Savings Bonds.

Bradesco	27

Economic and Financial Analysis

2

Management, Preparation and Disclosure of the Report on Economic and Financial Analysis and the Consolidated Financial Statements of Bradesco Organization

ISO 9001 2008

Consolidated Balance Sheet and Adjusted Statement of Income

Balance Sheet

	R$ million
	Dec10	Sep10	Jun10	Mar10	Dec09	Sep09	Jun09	Mar09
Assets
Current and Long-Term Assets	625,783	601,180	547,868	522,709	496,028	477,458	474,301	474,124
Funds Available	15,738	9,669	6,877	8,705	6,947	8,571	9,001	7,533
Interbank Investments	73,232	92,567	96,478	97,165	110,797	97,487	89,636	93,342
Securities and Derivative Financial Instruments	213,518	196,081	156,755	157,309	146,619	147,724	146,110	130,816
Interbank and Interdepartmental Accounts	66,326	50,781	50,427	36,674	18,723	17,718	16,620	15,691
Loan and Leasing Operations	213,532	200,092	191,248	181,490	172,974	163,699	160,174	160,975
Allow ance for Loan Losses (PLL)	(16,290)	(16,019)	(15,782)	(15,836)	(16,313)	(14,953)	(13,871)	(11,424)
Other Receivables and Assets	59,727	68,009	61,864	57,202	56,281	57,212	66,631	77,191
Permanent Assets	11,702	10,723	10,232	9,917	10,195	8,228	8,177	8,017
Investments	1,577	1,616	1,553	1,537	1,549	1,392	1,359	1,400
Premises and Leased Assets	3,766	3,401	3,427	3,244	3,418	3,272	3,300	3,286
Intangible Assets	6,359	5,706	5,252	5,136	5,228	3,564	3,518	3,331
Total	637,485	611,903	558,100	532,626	506,223	485,686	482,478	482,141

Liabilities
Current and Long-Term Liabilities	588,610	564,794	512,790	488,431	463,350	446,152	444,574	446,225
Deposits	193,201	186,194	178,453	170,722	171,073	167,987	167,512	169,104
Federal Funds Purchased and Securities Sold under Agreements to Repurchase	171,497	157,009	131,134	128,172	113,273	102,604	99,710	91,659
Funds from Issuance of Securities	17,674	13,749	12,729	8,550	7,482	7,111	7,694	9,280
Interbank and Interdepartmental Accounts	3,790	2,451	2,777	2,063	2,950	2,257	1,904	2,287
Borrow ing and Onlending	38,196	37,998	35,033	30,208	27,328	27,025	29,081	30,420
Derivative Financial Instruments	730	1,878	1,097	2,469	531	1,669	2,599	2,294
Provisions for Insurance, Private Pension Plans and Savings Bonds	87,177	82,363	79,308	77,685	75,572	71,400	68,828	66,673
Other Liabilities	76,345	83,152	72,259	68,562	65,141	66,098	67,245	74,508
Deferred Income	360	312	337	292	321	297	272	273
Minority Interest in Subsidiaries	472	683	678	816	798	360	355	337
Shareholders' Equity	48,043	46,114	44,295	43,087	41,754	38,877	37,277	35,306
Total	637,485	611,903	558,100	532,626	506,223	485,686	482,478	482,141

30	Report on Economic and Financial Analysis – December 2010

Consolidated Balance Sheet and Adjusted Statement of Income

Adjusted Statement of Income

	R$ million
	4Q10	3Q10	2Q10	1Q10	4Q9	3Q9	2Q9	1Q9
Financial Margin	9,018	8,302	8,047	7,689	7,492	7,587	7,560	7,115
Interest	8,553	7,904	7,663	7,406	7,144	6,891	6,771	6,422
Non-Interest	465	398	384	283	348	696	789	693
PLL	(2,295)	(2,059)	(2,161)	(2,188)	(2,695)	(2,908)	(3,118)	(2,762)
Gross Income from Financial Intermediation	6,723	6,243	5,886	5,501	4,797	4,679	4,442	4,353
Income from Insurance, Private Pension Plan and Savings Bond Operations (*)	700	703	786	583	484	433	529	537
Fee and Commission Income	3,568	3,427	3,253	3,124	3,125	2,857	2,911	2,723
Personnel Expenses	(2,533)	(2,411)	(2,238)	(2,120)	(2,081)	(2,126)	(1,908)	(1,852)
Other Administrative Expenses	(3,257)	(2,890)	(2,738)	(2,647)	(2,746)	(2,359)	(2,233)	(2,155)
Tax Expenses	(858)	(779)	(734)	(749)	(694)	(639)	(615)	(587)
Equity in the Earnings (Losses) of Unconsolidated Companies	60	19	19	29	82	39	13	6
Other Operating Revenues and Expenses	(646)	(598)	(588)	(550)	(539)	(539)	(459)	(412)
- Other Operating Revenues	410	318	294	265	279	209	311	198
- Other Operating Expenses	(1,056)	(916)	(882)	(815)	(818)	(748)	(770)	(610)
Operating Income	3,757	3,714	3,646	3,171	2,428	2,345	2,680	2,613
Non-Operating Income	10	(10)	(12)	4	(62)	63	37	72
Income Tax and Social Contribution	(1,059)	(1,123)	(1,161)	(1,010)	(519)	(607)	(717)	(723)
Minority Interest	(24)	(63)	(18)	(18)	(8)	(6)	(4)	(6)
Adjusted Net Income	2,684	2,518	2,455	2,147	1,839	1,795	1,996	1,956
(*) Results from Insurance, Private Pension and Savings Bonds Operations = Retained Insurance, Private Pension Plan and Savings Bonds Premiums - Variation in Technical Provisions of Insurance, Private Pension Plans and Savings Bonds – Retained Claims – Drawings and Redemption of Savings Bonds – Selling Expenses with Insurance, Private Pension Plans and Savings Bonds.

Financial Margin – Interest and Non-Interest

Financial Margin Breakdown

Bradesco	31

Financial Margin – Interest and Non-Interest

Average Financial Margin Rate

	R$ million
	Financial Margin
	12M10	12M09	4Q10	3Q10	Variation
					YTD	Quarter
Interest - due to volume					4,162	479
Interest - due to spread					135	170
- Financial Margin - Interest	31,525	27,228	8,553	7,904	4,297	649
- Financial Margin - Non-Interest	1,531	2,526	465	398	(995)	67
Financial Margin	33,056	29,754	9,018	8,302	3,302	716
Average Margin Rate (*)	7.9%	7.9%	8.3%	7.9%
(*) Average Margin Rate = (Financial Margin / Average Assets – Purchase and Sale Commitments - Permanent Assets) Annualized

  Financial margin in the fourth quarter of 2010 was R$9,018 million. Compared with the previous quarter there was a R$716 million increase, or 8.6%. This variation is mainly from the interest financial margin, which was positively impacted by: (i) the increase in the average volume of operations; contributing with R$479 million; and (ii) the decrease in the average spread of R$170 million.

  Interest financial margin grew by 11.1% or R$3,302 million in 2010, compared to the same period in the previous year. This growth is due to the R$4,297 million increase in interest margin, of which: (i) R$4,162 million corresponds to the increase in volume of operations, partially from the acquisition of Banco Ibi; and (ii) R$135 million from the improvement of the operations mix, impacted by the expressive growth in operations with individuals and SMEs. This impact was partially offset by the decrease in “non-interest” financial margin, in the amount of R$995 million, from fewer treasury/securities gains in comparison with the important gains observed in 2009.

Financial Margin – Interest

Interest Financial Margin - Breakdown

	R$ million
		Interest Financial Margin Breakdown
	12 M10	12 M09	4 Q10	3 Q10	Variation
					YTD	Quarter
Loans	23,362	20,078	6,143	5,833	3,284	310
Funding	3,029	2,596	916	846	433	70
Insurance	2,827	2,453	907	579	374	328
Securities/Other	2,307	2,101	587	646	206	(59)
Financial Margin	31,525	27,228	8,553	7,904	4,297	649

  The performance of the interest financial margin was fueled by an increase in loan operations, with a strategy to support business focused on individuals and, within the corporate segment, SMEs.

  The interest financial margin reached R$8,553 million in the fourth quarter of 2010 versus the R$7,904 million posted in the third quarter of 2010, a positive impact of R$649 million. The business lines that advanced the most in the quarter were (i) “Insurance,” which is explained in further detail in “Insurance Financial Margin” – “Interest” and (ii) “Loan”, which is explained in further detail in “Loan Financial Margin" -“Interest.”

  Year on year, the interest financial margin grew by 15.8% or R$4,297 million in the period. The business line that contributed the most to this growth was the “Loans” line, highlighting the merger of Banco Ibi, which contributed R$1,243 million.

32	Report on Economic and Financial Analysis – December 2010

Financial Margin - Interest

Interest Financial Margin - Rates

  The annualized "interest" financial margin rate in relation to total average assets was 7.8% in the fourth quarter of 2010, up 0.2 p.p. This growth is related to an increase in the "Insurance" margin, which posted greater gains due to higher average spread.

Interest Financial Margin Annualized Average Rates

	R$ million
	12M10			12M09
	Interest	Average Balance	Average Rate	Interest	Average Balance	Average Rate
Loans	23,362	209,292	11.16%	20,078	180,754	11.11%
Funding	3,029	239,064	1.27%	2,596	210,669	1.23%
Insurance	2,827	80,444	3.51%	2,453	69,618	3.52%
Securities/Other	2,307	194,624	1.19%	2,101	174,706	1.20%
Financial Margin	31,525	-	-	27,228	-	-

	4Q10			3Q10
	Interest	Average Balance	Average Rate	Interest	Average Balance	Average Rate
Loans	6,143	227,368	11.25%	5,833	212,343	11.45%
Funding	916	255,634	1.44%	846	247,948	1.37%
Insurance	907	85,096	4.33%	579	81,324	2.88%
Securities/Other	587	202,244	1.17%	646	200,358	1.30%
Financial Margin	8,553	-	-	7,904	-	-

Bradesco	33

Loan Financial Margin - Interest

Loan Financial Margin Breakdown

	R$ million
	Financial Margin - Loan
	12M10	12M09	4Q10	3Q10	Variation
					YTD	Quarter
Interest - due to volume					3,186	406
Interest - due to spread					98	(96)
Interest Financial Margin	23,362	20,078	6,143	5,833	3,284	310
Revenues	39,663	35,499	10,554	10,267	4,164	287
Expenses	(16,301)	(15,421)	(4,411)	(4,434)	(880)	23

  In the fourth quarter of 2010, the financial margin with loan operations reached R$6,143 million, up 5.3% or R$310 million, over the previous quarter. The variation was mainly the result of: (i) growth in average business volume of R$406 million; and offset by (ii) a R$96 million decrease in the average spread.

  There was 16.4% growth, or R$3,284 million, in financial margin in 2010, highlighting the merger of Banco Ibi and its impact of R$1,243 million. This variation was positively influenced by: (i) R$3,186 million from growth in the average business volume; and (ii) the increase in the average spread, which contributed R$98 million, due to the decrease in funding costs, reflecting lower interest rates (Selic) in the period and the increase in operations with individuals and SMEs, which have higher spreads.

  Bradesco's strategic positioning allows it to take advantage of the best opportunities from the upturn in the Brazilian economy, highlighting operations aimed at family consumption and production financing.

34	Report on Economic and Financial Analysis - December 2010

Loan Financial Margin - Interest

Loan Financial Margin Net Margin

  The graph above presents a summary of loan activity. The Gross Margin line refers to interest income from loans, net of opportunity cost (essentially the accrued Interbank Deposit Certificate - CDI over rate in the period), which has gone up due to the increased volume of operations.

  The PLL curve shows delinquency costs, which are represented by Allowance for Loan Losses (PLL) expenses, discounts granted in negotiations and net of loan recoveries and the result of the sale of foreclosed assets, among other items.

  The net margin curve presents the result of loan interest income, net of PLL, which in the fourth quarter of 2010 recorded growth on the previous quarter of 2.0%, resulting from increased volume of operations. Considering the last 12 months, net margin increased by 70.6% or R$6,065 million, mainly as a result of decreased PLL expenses, down 24.2% and higher volume of operations.

Bradesco	35

Loan Financial Margin - Interest

Total Loan Portfolio

  Loan operations (including sureties, guarantees, advances of credit card receivables and assignments of receivables-backed investment funds and mortgage-backed receivables) ended 2010 at R$274.2 billion, an increase of 20.2% in the last twelve months and 7.3% in the quarter.

  Note that the expanded loan portfolio(1), which includes the other credit risk operations trading portfolio (debentures and promissory notes), amounted to R$293.6 billion in December 2010 (R$270.7 billion in September 2010 and R$238.6 billion in December 2009), recording a 8.4% growth in the quarter and 23.0% in the last twelve months.

  (1) For more information, see page 38 of this chapter.

Loan Portfolio Breakdown by Product and Type of Customer (Individuals and Corporate)

  A breakdown of loan products for Individuals is presented below:

Individuals	R$ million			Variation %
	Dec10	Sep10	Dec09	Quarter	12M
Vehicles - CDC	24,867	22,668	18,711	9.7	32.9
Credit Card	17,184	15,168	14,564	13.3	18.0
Payroll-Deductible Loan (1)	15,008	13,950	9,450	7.6	58.8
Personal Loan	11,493	11,095	8,903	3.6	29.1
Leasing	7,954	9,058	12,323	(12.2)	(35.5)
Rural Loan	5,798	5,380	4,866	7.8	19.2
BNDES/Finame Onlending	4,394	4,157	2,879	5.7	52.6
Real Estate Financing (2)	4,370	3,926	3,031	11.3	44.2
Overdraft Facilities	2,481	2,723	2,267	(8.9)	9.5
Sureties and Guarantees	535	545	412	(1.8)	29.9
Other (3)	4,037	4,236	4,680	(4.7)	(13.7)
Total	98,122	92,905	82,085	5.6	19.5
Including:
(1) Credit assignment (FIDC): R$408 million in December 2010, R$385 million in September 2010 and R$351 million in December 2009;
(2) Credit assignment (CRI): R$287 million in December 2010, R$312 million in September 2010 and R$378 million in December 2009; and
(3) Credit assignment (FIDC) for the acquisition of assets: R$8 million in December 2010, R$10 million in September 2010 and R$24 million in December 2009.

  The individuals segment, which recorded growth of 19.5% in the last twelve months, was led by: (i) payroll-deductible loans; (ii) BNDES/Finame onlending portfolios; and (iii) real estate financing. In the fourth quarter of 2010, these operations grew by 5.6% when compared to the previous quarter, and the products that most contributed to growth were: (i) credit card; (ii) real estate financing; (iii) rural loan; and (iv) payroll-deductible loans.

36	Report on Economic and Financial Analysis - December 2010

Loan Financial Margin - Interest

  A breakdown of loan products for the Corporate segment is presented below:

Corporate	R$ million			Variation %
	Dec10	Sep10	Dec09	Quarter	12M
Working Capital	34,729	31,371	27,676	10.7	25.5
BNDES/Finame Onlending	25,160	23,461	15,361	7.2	63.8
Operations Abroad	17,927	14,748	13,128	21.6	36.6
Credit Card	11,073	9,798	7,314	13.0	51.4
Overdraft Account	8,387	8,607	8,369	(2.6)	0.2
Leasing	8,411	8,585	8,896	(2.0)	(5.5)
Export Financing	7,133	8,748	8,750	(18.5)	(18.5)
Real Estate Financing - Corporate Plans (1)	6,484	6,130	4,745	5.8	36.7
Rural Loan	4,241	4,487	4,122	(5.5)	2.9
Vehicles - CDC	3,936	3,587	2,949	9.7	33.5
Sureties and Guarantees (2)	40,231	34,748	34,256	15.8	17.4
Other	8,393	8,441	10,427	(0.6)	(19.5)
Total	176,105	162,713	145,993	8.2	20.6
(1) Mortgage-backed receivables (CRI): Includes R$312 million in December 2010, R$371 million in September 2010 and R$393 million in December 2009; and
(2) 90.9% of surety and guarantees from corporate customers were contracted by large corporations.

  The corporate segment grew by 20.6% in the last twelve months and 8.2% in the quarter. The main highlights in the last twelve months were: (i) BNDES/Finame onlending; (ii) credit card; and (iii) real estate financing corporate plans. In the quarter, the highlights were: (i) operations abroad; (ii) credit card; and (iii) working capital.

Loan Portfolio Consumer Financing

  The graph below shows the types of credit related to Individual Consumer Financing (CDC/vehicle leasing, personal loans, financing of goods, revolving credit cards and cash and installment purchases by merchants).

  Consumer financing totaled R$77.6 billion in 2010, a 6.1% increase in the quarter and 18.8% in the last twelve months. Growth was led by: (i) vehicle financing (CDC/Leasing) and (ii) payroll-deductible loans, which together totaled R$47.8 billion, accounting for 61.6% of the total consumer financing balance and, given their guarantees and characteristics, provide the portfolio with an adequate level of credit risk.

Bradesco	37

Loan Financial Margin - Interest

Breakdown of Vehicle Portfolio

	R$ million			Variation %
	Dec10	Sep10	Dec09	Quarter	12M
CDC Portfolio	28,803	26,255	21,660	9.7	33.0
Individuals	24,867	22,668	18,711	9.7	32.9
Corporate	3,936	3,587	2,949	9.7	33.5
Leasing Portfolio	13,151	14,524	18,522	(9.5)	(29.0)
Individuals	7,954	9,058	12,323	(12.2)	(35.5)
Corporate	5,197	5,466	6,199	(4.9)	(16.2)
Finame Portfolio	8,125	7,341	3,984	10.7	103.9
Individuals	887	699	117	26.9	658.1
Corporate	7,238	6,642	3,867	9.0	87.2
Total	50,079	48,120	44,166	4.1	13.4
Individuals	33,708	32,425	31,151	4.0	8.2
Corporate	16,371	15,695	13,015	4.3	25.8

  Vehicle financing operations (individuals and corporate) totaled R$50.1 billion in December 2010, for an increase of 4.1% on the quarter and 13.4% on the same period last year. Of the total vehicle portfolio, 57.5% corresponds to CDC, 26.3% to leasing and 16.2% to Finame. Individuals represented 67.3% of the portfolio, while Corporate Customers accounted for the remaining 32.7%.

Loan Portfolio By Type

  The table below presents all operations with credit risk (including sureties and guarantees, advances on credit card receivables, loan assignments and other operations with some type of credit risk), which increased by 8.7% in the quarter and 23.5% in the last twelve months.

	R$ million
	Dec10	Sep10	Dec09
Loans and Discounted Securities	110,316	100,928	86,808
Financing	73,046	67,862	52,730
Rural and Agribusiness Financing	13,804	13,659	11,968
Leasing Operations	16,366	17,644	21,468
Advances on Exchange Contracts	4,189	5,579	5,603
Other Loans	12,893	11,603	12,412
Total Loan Operations (1)	230,614	217,274	190,989
Sureties and Guarantees Granted (Memorandum Accounts)	40,766	35,293	34,668
Other (2)	1,833	1,973	1,277
Total Exposures - Loan Operations	273,213	254,541	226,934
Loan Assignments (FIDC / CRI)	1,014	1,078	1,144
Total Operations including Loan Assignment	274,227	255,618	228,078
Operations w ith Credit Risk - Trading Portfolio (3)	19,328	15,073	10,528
Total Operations with Credit Risk - Expanded Portfolio	293,555	270,691	238,606
Other Operations w ith Credit Risk (4)	12,267	10,643	9,118
Total Operations with Credit Risk	305,822	281,334	247,724
(1) Concept determined by the Brazilian Central Bank;
(2) Refers to advances of credit card receivables;
(3) Includes operations with debentures and promissory notes; and

  (4) Includes operations involving interbank deposit certificates, international treasury, euronotes, swaps, forward currency contracts and investments in receivables-backed investment funds and mortgage-backed receivables (CRI).

38	Report on Economic and Financial Analysis - December 2010

Loan Financial Margin - Interest

Credit Portfolio Concentration* by Sector

  The loan portfolio by sector of economic activity presented slight changes in the segments it comprises, specifically an increase in participation of commerce and services in the last twelve months.

Activity Sector	R$ million
	Dec10%		Sep10%		Dec09%
Public Sector	973	0.4	960	0.4	1,621	0.8
Private Sector	229,641	99.6	216,314	99.6	189,368	99.2
Corporate	132,757	57.6	124,660	57.4	108,447	56.8
Industry	45,268	19.6	44,446	20.4	39,285	20.6
Commerce	34,519	15.0	31,104	14.3	26,436	13.8
Financial Intermediaries	566	0.2	603	0.3	821	0.4
Services	49,496	21.5	45,536	21.0	39,250	20.6
Agriculture, Cattle Raising, Fishing, Forestry and Forest Exploration	2,908	1.3	2,970	1.4	2,654	1.4
Individuals	96,884	42.0	91,654	42.2	80,922	42.4
Total	230,614	100.0	217,274	100.0	190,989	100.0
(*) Concept defined by the Brazilian Central Bank.

Changes in the Loan Portfolio*

  Out of the R$39.6 billion in growth in the credit portfolio over the last twelve months, new borrowers were responsible for R$25.0 billion, or 63.0% of the growth. New borrowers represent 10.8% of the current portfolio.

Bradesco	39

Loan Financial Margin - Interest

Changes in the Loan Portfolio* - By Rating

  In the chart below, we show that both new borrowers and remaining debtors from December 2009 presented a good level of credit quality (AA-C rating), demonstrating the adequacy and consistency of the credit policy, processes and credit ranking instruments used by Bradesco.

Changes in the Loan Portfolio by Rating from December 2009 to December 2010
Rating	Total Credit in December 2010		New Customers from January 2010 to December 2010		Remaining Customers in December 2009
	R$ million	%	R$ million	%	R$ million	%
AA - C	213,229	92.4	23,877	95.6	189,353	92.1
D	4,285	1.9	346	1.4	3,939	1.9
E - H	13,100	5.7	741	3.0	12,358	6.0
Total	230,614	100.0	24,964	100.0	205,650	100.0
(*) Concept defined by the Brazilian Central Bank.

Loan Portfolio* By Customer Profile

  The table below presents the changes in the breakdown of the loan portfolio by customer profile, i.e., growth in the balance of the SME and Individual portfolios in both the last twelve months and the quarter.

Type of Customer	R$ million			Variation %
	Dec10	Sep10	Dec09	Quarter	12M
Large Corporate	55,235	54,005	49,695	2.3	11.1
SMEs	78,495	71,615	60,372	9.6	30.0
Individuals	96,884	91,654	80,922	5.7	19.7
Total Loan Operations	230,614	217,274	190,989	6.1	20.7
(*) Concept defined by the Brazilian Central Bank.

  It is worth noting that growth in the Large Corporate portfolio has been impacted by (i) the appreciation of the Brazilian Real against the US Dollar, as well as by (ii) funds raised on the capital markets, whose balance of operations with credit risk trading portfolio, which include debentures and promissory notes, grew by over R$8.8 billion in the last twelve months, representing an increase of 83.6%, resulting in lower growth of traditional loan operations for this type of customer.

Loan Portfolio* By Customer Portfolio and Rating (%)

  The increase in the share of loans rated between "AA - C", both in the quarter and in the year, reflects improved economic performance during the period and the quality growth of Bradesco's loan portfolio

Type of Customer	By Rating
	Dec10			Sep10			Dec09
	AA-C	D	E-H	AA-C	D	E-H	AA-C	D	E-H
Large Corporate	97.3	1.6	1.1	97.1	1.7	1.2	97.0	1.1	1.9
SMEs	92.3	2.2	5.5	91.8	2.3	5.9	90.2	2.6	7.1
Individuals	89.8	1.8	8.4	89.3	1.7	9.0	87.4	2.0	10.6
Total	92.4	1.9	5.7	92.1	1.9	6.0	90.8	2.0	7.2
(*) Concept defined by the Brazilian Central Bank.

40	Report on Economic and Financial Analysis - December 2010

Loan Financial Margin - Interest

Loan Portfolio* - By Business Segment

  The table below shows growth by business segment in Bradesco's loan portfolio, especially the growth in the assets of the Prime, Retail and Corporate segments both in the quarter and in the year.

Business Segments	R$ million						Variation %
	Dec10%		Sep10%		Dec09%		Quarter	12M
Retail	78,699	34.1	71,915	33.1	60,190	31.5	9.4	30.8
Corporate (1)	66,464	28.8	64,591	29.7	56,249	29.5	2.9	18.2
Middle Market	31,049	13.5	28,534	13.1	23,889	12.5	8.8	30.0
Prime	8,896	3.9	7,832	3.6	6,098	3.2	13.6	45.9
Other / Non-account holders (2)	45,506	19.7	44,402	20.5	44,562	23.3	2.5	2.1
Total	230,614	100.0	217,274	100.0	190,989	100.0	6.1	20.7
(*) Concept defined by the Brazilian Central Bank.
(1) Considers credits acquired with recourse. In the table on page 40, Loan Portfolio by Customer Profile, these amounts are allocated to Individuals; and
(2) Mainly non-account holders from vehicle financing, cards and payroll-deductible loans.

Loan Portfolio - By Currency

The balance of dollar-indexed and/or denominated loans and onlending operations (excluding ACCs) totaled US$11.7 billion, representing strong growth of 38.3% in terms of U.S. dollars in the last twelve months and 21.3% in the quarter (in terms of Brazilian reais, an increase of 32.3% in the last twelve months and of 19.3% in the quarter). In terms of Brazilian reais, these same foreign currency operations totaled R$19.6 billion (R$16.4 billion in September 2010 and R$14.8 billion in December 2009).

  In December 2010, total loan operations in reais stood at R$211.0 billion (R$200.9 billion in September 2010 and R$176.2 billion in December 2009), a 19.8% increase in the last twelve months and 5.1% in the quarter.

Bradesco	41

Loan Financial Margin - Interest

Loan Portfolio - By Debtor

  The credit exposure levels of the fifty and one hundred largest debtors were less concentrated in comparison with both the previous year and the previous quarter. The quality of the portfolio of the one hundred largest debtors, when evaluated using AA and A ratings, improved in the last twelve months and remained stable during the quarter.

42	Report on Economic and Financial Analysis - December 2010

Loan Financial Margin - Interest

Loan Portfolio - By Flow of Maturities

In December 2010, performing loan operations presented a longer debt maturity profile as a result of the focus on BNDES/Finame onlending and real-estate lending. It is worth noting that	onlending and real estate loan operations present reduced risk, given their guarantees and characteristics.

Bradesco	43

Loan Financial Margin - Interest

Loan Portfolio Delinquency over 90 days

  The delinquency ratio for operations over 90 days declined for the fifth consecutive quarter, benefitted by the ongoing improvement of the domestic economic scenario, as well as by the enhanced credit cycle, particularly the process of loan recovery.

  The graph below details the decrease in delinquency for operations overdue from 61 to 90 days in comparison with the previous year and a marginal growth over the previous quarter.

44	Report on Economic and Financial Analysis - December 2010

Loan Financial Margin - Interest

  Analysis of delinquency by customer type in the quarter shows that operations overdue from 61 to 90 days remained stable for individuals and increased slightly for Corporate customers.

Bradesco	45

Loan Financial Margin - Interest

Allowance for Loan Losses (PLL) vs. Delinquency vs. Losses

  The volume of Allowance for Loan Losses (PLL) amounted to R$16.3 billion, representing 7.1% of the total portfolio and is composed of generic provisions (classification by customer and/or operation), specific provisions (non-performing operations) and excess provisions (internal criteria).

  It is important to highlight the adequacy of adopted provisioning criteria, which can be proven by (i) analyzing the historical data on recorded allowances for loan losses and (ii) the effective losses in the subsequent twelve month period. For instance, in December 2009, for an existing provision of 8.5% of the portfolio, the loss in the subsequent twelve months was 4.7%, which means the existing provision covered the loss by an 80% margin, as shown in the graph below.

46	Report on Economic and Financial Analysis - December 2010

Loan Financial Margin - Interest

  Analysis in terms of loss net of recovery shows a significant increase in the coverage margin. In December 2009, for an existing provision of 8.5% of the portfolio, the net loss in the subsequent twelve months was 3.3%, meaning that the existing provision covered the loss by a 156% margin.

Bradesco	47

Loan Financial Margin - Interest

Allowance for Loan Losses

  Bradesco holds allowances nearly R$3.0 billion in excess of requirements. The current provisioning levels reflect the cautious approach to supporting potential changes in scenarios, such as higher delinquency levels and/or changes in the loan portfolio profile.

  Non Performing Loans (delinquency over 60 days) presented the same tendency to decrease as delinquency of more than 90 days. Moreover, additional comfort stemmed from higher Operating Coverage Ratios in December 2010 of 163.3%, for Non-Performing Loans and of 197.6% for delinquency over 90 days.

48	Report on Economic and Financial Analysis - December 2010

Loan Financial Margin - Interest

Loan Portfolio Portfolio Indicators

  To facilitate monitoring of the quantitative and qualitative performance of Bradesco's loan portfolio, a comparative summary of the main figures and indicators is presented below:

	R$ million (except %)
	Dec10	Sep10	Dec09
Total Loan Operations	230,614	217,274	190,989
- Individuals	96,884	91,654	80,922
- Corporate	133,730	125,620	110,067
Existing Provision	16,290	16,019	16,313
- Specific	7,898	7,895	8,886
- Generic	5,390	5,122	4,424
- Excess	3,002	3,002	3,003
Specific Provision / Existing Provision (%)	48.5	49.3	54.5
Existing Provision / Loan Operations (%)	7.1	7.4	8.5
AA - C Rated Loan Operations / Loan Operations (%)	92.4	92.1	90.8
D Rated Operations under Risk Management / Loan Operations (%)	1.9	1.9	2.0
E - H Rated Loan Operations / Loan Operations (%)	5.7	6.0	7.2
D Rated Loan Operations	4,285	4,125	3,777
Existing Provision for D Rated Loan Operations	1,121	1,066	996
D Rated Provision / Loan Operations (%)	26.2	25.9	26.4
D - H Rated Non-Performing Loans	11,172	11,099	12,299
Existing Provision/D - H Rated Non-Performing Loans (%)	145.8	144.3	132.6
E - H Rated Loan Operations	13,100	13,062	13,845
Existing Provision for E - H Rated Loan Operations	11,579	11,510	12,226
E - H Rated Provison / Loan Operations (%)	88.4	88.1	88.3
E - H Rated Non-Performing Loans	9,403	9,439	10,501
Existing Provision/E - H Rated Non-Performing Loan (%)	173.2	169.7	155.3
Non-Performing Loans (*)	9,973	9,886	10,978
Non-Performing Loans (*) / Loan Operations (%)	4.3	4.6	5.7
Existing Provision / Non-Performing Loans (*) (%)	163.3	162.0	148.6
Loan Operations Overdue for over 90 days	8,243	8,351	9,344
Existing Provision / Operations Overdue for Over 90 days (%)	197.6	191.8	174.6
(*) Loan operations overdue for over 60 days and do not generate revenue appropriation under the accrual accounting method.

  The table above shows a general improvement of the loan portfolio indicators, especially the increased share of loans rated between "AA - C", which accounted for 92.4% of the loan portfolio as of December 2010; reduced delinquency levels, mainly Non Performing Loans, which corresponded to 4.3% of the portfolio; as well as the good coverage for operations overdue for more than 90 days by the existing provision, corresponding to 197.6%. The performance of these indicators is a result of Brazil's improved economic conditions, as well as to the quality of loan policies and assignment.

Bradesco	49

Funding Financial Margin - Interest

Funding Financial Margin - Breakdown

	R$ million
	Financial Margin - Funding
	12M10	12M09	4Q10	3Q10	Variation
					YTD	Quarter
Interest - due to volume					360	28
Interest - due to spread					73	42
Interest Financial Margin	3,029	2,596	916	846	433	70

  Comparing the fourth quarter of 2010 with the previous one, there was an increase of 8.3% or R$70 million in the interest funding financial margin. This growth was due to: (i) average spread gains of R$42 million, and (ii) increased operation volume, which contributed to a R$28 million increase.

In 2010, the "interest" funding financial margin was R$3,029 million, compared to R$2,596 million in 2009, an increase of 16.7% or R$433 million. The increase was the result of: (i) a R$360 million growth in average business volume from efforts to establish funding strategies, which led to an increase in the average volume of demand and savings deposits; and (ii) gains in average spread at R$73 million from reduced costs, due to improved funding mix.

50	Report on Economic and Financial Analysis - December 2010

Funding Financial Margin - Interest

Loans vs. Funding

  To analyze Loan Operations in relation to Funding, it is first necessary to deduct, from total customer funding, (i) the amount committed to compulsory deposits at the Central bank and (ii) the amount of available funds held at units in the customer service network, and to add (iii) the funds from domestic and offshore lines that provide funding to meet loan and financing needs.

  Bradesco presents low reliance on interbank deposits and foreign credit lines, given its capacity to effectively obtain funding from customers. This is a result of (i) the outstanding position of its service points, (ii) the extensive diversity of products offered and (iii) the market's confidence in the Bradesco brand.

  Despite reduced liquidity from the increase in compulsory deposit rates (in December), the use of funds still shows a comfortable margin, proving that Bradesco was capable of supplying the need for resources required by loan operations, mainly by raising funds with customers.

Funding x Investments	R$ million			Variation %
	Dec10	Sep10	Dec09	Quarter	12M
Demand Deposits + Investment Account	37,332	34,906	35,663	7.0	4.7
Sundry Floating	1,870	3,350	1,522	(44.2)	22.8
Savings Deposits	53,436	50,113	44,162	6.6	21.0
Time Deposits + Debentures (1)	148,941	144,674	128,198	2.9	16.2
Other	23,230	12,390	10,089	87.5	130.3
Customer Funds	264,809	245,433	219,634	7.9	20.6
(-) Compulsory Deposits / Funds Available (2)	(74,329)	(51,690)	(38,203)	43.8	94.6
Customer Funds Net of Compulsory Deposits	190,480	193,743	181,431	(1.7)	5.0
Onlending	29,819	27,983	18,812	6.6	58.5
Foreign Credit Lines	10,126	15,101	9,271	(32.9)	9.2
Funding Abroad	21,785	24,922	13,081	(12.6)	66.5
Total Funding (A)	252,210	261,749	222,595	(3.6)	13.3
Loan Portfolio/Leasing/Cards (Other Loans)/Acquired CDI (B) (3)	233,181	219,493	191,970	6.2	21.5
B/A (%)	92.5	83.9	86.2	8.5 p.p.	6.2 p.p.
(1) Debentures mainly used to back purchase and sale commitments;
(2) Excludes government bonds tied to savings accounts; and
(3) Comprises amounts relative to card operations (cash and installment purchased from merchants) and amounts related to interbank deposit certificates (CDI) to debate from the compulsory amount.

Bradesco	51

Funding Financial Margin - Interest

Main Funding Sources

  The following table presents changes in main funding sources:

	R$ million			Variation %
	Dec10	Sep10	Dec09	Quarter	12M
Demand Deposits + Investment Account	37,332	34,906	35,663	7.0	4.7
Savings Deposits	53,436	50,113	44,162	6.6	21.0
Time Deposits	102,158	100,730	90,496	1.4	12.9
Debentures (*)	46,040	43,182	36,962	6.6	24.6
Borrow ing and Onlending	38,197	37,998	27,328	0.5	39.8
Funds from Issuance of Securities	17,674	13,749	7,482	28.5	136.2
Subordinated Debts	26,315	25,697	23,104	2.4	13.9
Total	321,152	306,375	265,197	4.8	21.1
(*) Considers only debentures used to back purchase and sale commitments.

Demand Deposits and Investment Account

The 7.0% or R$2,426 million increase in the fourth quarter of 2010 over the previous quarter and the 4.7% or R$1,669 million growth year-on-year are basically due to the seasonality of the fourth quarter, which contributed to increase liquidity (Christmas bonus), and an increase in the checking accounts base (2.7% in the quarter and 10.5% in the last 12 months).

Savings Deposits

  Savings deposits were up by 6.6% in the quarter and 21.0% in the year, mainly as a result of an increase in the amount of funds raised that exceeded redemptions in the period. The remuneration of balances (TR + 0.5% p.m.)
  reached 1.7% in the quarter and 6.9% in 2010.

  Bradesco is always increasing its savings accounts base and has seen growth of 9.0% in savings accounts over the last twelve months.

  At the end of 2010, the balance of Bradesco's Savings Accounts represented 18.0% of the Brazilian Savings and Loan System (SBPE).

52	Report on Economic and Financial Analysis - December 2010

Funding Financial Margin - Interest

Time Deposits

  In the fourth quarter of 2010, time deposits grew by 1.4% (or R$1,428 million) over the previous quarter, mainly as a result of: (i) an increase in funding volume from institutional investors and the branch network; and (ii) the appreciation of the deposit portfolio due to improved remuneration rates.

  In the year, the 12.9% gain was mainly due to increased funding volume from institutional investors and the branch network.

Debentures

  On December 31, 2010, the balance of Bradesco's debentures was R$46,040 million, up by 6.6% quarter on quarter and 24.6% in the year.

  These changes are mainly due to the placement of the securities, which are used to back purchase and sale commitments  that are in turn impacted by stable levels of economic activity.

Borrowings and Onlending

  The balance of borrowing and onlending operations remained practically stable in the fourth quarter of 2010, mainly due to: (i) the R$1,799 million increase in the volume of funds from borrowings and onlending in the country, especially through Finame and BNDES operations; and offset by (ii) the settlement of operations and the negative variation of the foreign exchange rate of 1.7%, which impacted borrowings and onlendings denominated and/or indexed in foreign currency, the balance of which was R$9,596 million in September 2010 and R$7,996 million in December 2010.

  The increase of 39.8%, or R$10,869 million in 2010 was mainly due to the R$10,878 million increase in the volume of funds from borrowings and onlending in the country, basically through BNDES and Finame operations.

Bradesco	53

Funding Financial Margin - Interest

Funds from Security Issuances

  The 28.5%, or R$3,925 million increase in the quarter is mainly due to the following: (i) the R$3,773 million increase in the volume of Financial Letters; (ii) the growth of Mortgage Bonds, in the amount of R$276 million; (iii) the higher volume of operations with Letters of Credit for Real Estate, amounting to R$270 million, and partially offset by: (iv) the negative variation in the foreign exchange rate of 1.7%, which impacted securities issued abroad.

  The increase of 136.2%, or R$10,192 million year on year, was mainly due to: (i) new issues of Financial Bills in the market beginning in the second quarter of 2010, amounting to R$7,820 million in December 2010; (ii) the increased number of securities issued abroad, amounting to R$1,100 million; (iii) the higher volume of Letters of Credit for Real Estate, in the amount of R$777 million; and (iv) the higher volume of operations with Mortgage Bonds, amounting to R$379 million.

Subordinated Debt

  Subordinated Debt totaled R$26,315 million in December 2010 (R$5,079 million abroad and R$21,236 million in Brazil).

  In 2010, Bradesco issued R$2,026 million in Subordinated Debts (R$193 million in Brazil and R$1,833 million abroad). This amount is eligible for Tier II of the Capital Adequacy Ratio (Basel II) with maturity between 2016 and 2021. The issue of subordinated notes in August 2010 stands out with a total of US$1.1 billion.

  Note that only R$8,051 million of total subordinated debt is used for calculating the Capital Adequacy Ratio (Basel II), given the maturity of each subordinated debt operation.

  Furthermore, it is worth noting that in January 2011, Bradesco issued US$500 million in subordinated notes, to be submitted to the Brazilian Central Bank to be included Tier II capital of the Capital Adequacy Ratio.

54	Report on Economic and Financial Analysis - December 2010

Securities/Other Financial Margin - Interest

Securities/Other Financial Margin - Breakdown

	R$ million
	Financial Margin - Securities / Other
	12M10	12M09	4Q10	3Q10	Variation
					YTD	Quarter
Interest - due to volume					236	5
Interest - due to spread					(30)	(64)
Interest Financial Margin	2,307	2,101	587	646	206	(59)
Revenues	19,002	14,003	5,913	4,776	4,999	1,137
Expenses	(16,695)	(11,902)	(5,326)	(4,130)	(4,793)	(1,196)

  In relation to the previous quarter, the "interest" financial margin with Securities/Other decreased by R$59 million in the fourth quarter of 2010, mainly due to: (i) a R$64 million drop in average spread and offset (ii) by the growth in operating volume, which contributed R$5 million .

  "Interest" financial margin with Securities/Other in 2010 was R$2,307 million against the R$2,101 million in the previous year, an increase of 9.8% or R$206 million. This was the result of: (i) an increase in average operation volume, which impacted result in R$236 million and offset by: (ii) a reduced average spread in R$30 million.

Insurance Financial Margin - Interest

Interest Financial Margin - Breakdown

	R$ million
	Financial Margin - Insurances
	12M10	12M09	4Q10	3Q10	Variation
					YTD	Quarter
Interest - due to volume					380	40
Interest - due to spread					(6)	288
Interest Financial Margin	2,827	2,453	907	579	374	328
Revenues	9,047	7,587	2,689	2,467	1,460	222
Expenses	(6,220)	(5,134)	(1,782)	(1,888)	(1,086)	106

  The "interest" financial margin of insurance operations increased by R$328 million, or 56.6% in the fourth quarter of 2010 compared to the previous quarter, impacted by: (i) a R$288 million increase in average spread, due to the increase in profitability of assets indexed to the IPCA, from 0.5% in the third quarter of 2010 to 2.2% in the fourth quarter of 2010; and (ii) the R$40 million increase in the volume of operations.

  Compared with 2009, the interest financial margin from insurance operations grew by 15.2% or R$374 million in the period. This performance was due to: (i) an increase in average business volume of R$380 million; partially offset by: (ii) a R$6 million decrease in average spread.

Bradesco	55

Financial Margin Non-Interest

Financial Margin Non-Interest - Breakdown

	R$ million
	Non-Interest Financial Margin
	12M10	12M09	4Q10	3Q10	Variation
					YTD	Quarter
Loans	-	(72)	-	-	72	-
Funding	(262)	(243)	(68)	(67)	(19)	(1)
Insurance	557	548	136	278	9	(142)
Securities/Other	1,236	2,293	397	187	(1,057)	210
Total	1,531	2,526	465	398	(995)	67

  In the fourth quarter of 2010, "non-interest" financial margin result came to R$465 million versus the R$398 million posted in the third quarter of 2010. Compared to previous year, the margin stood at R$1,531 million and variations in the "non-interest" financial margin are mainly a result of the following:

  • "Loans," represented by commissions for placing financing and loans. Expenses were reduced by the change in accounting policy in the second quarter of 2008. Financing commissions were incorporated into the balances of financing/leasing operations;

  • "Funding," represented by expenses with the Credit Guarantee Fund (Fundo Garantidor de Crédito FGC) due to increased funding volume;

  • "Insurance," the R$142 million decrease in the fourth quarter of 2010, compared to the previous quarter, basically refers to lower gains from the sale of equity investments and fixed-income funds; and

  • "Securities/Other," increased by R$210 million from the third quarter to the fourth quarter of 2010, resulting from higher treasury/securities gains. The R$1,057 million decrease in 2010 when compared to the same period in 2009 is associated with the recovery of domestic and foreign markets, which allowed for important gains in 2009.

56	Report on Economic and Financial Analysis - December 2010

Insurance, Private Pensions and Savings Bonds

  Analysis of the balance sheets and income statements of Grupo Bradesco de Seguros, Previdênica e Capitalização:

Consolidated Balance Sheet

	R$ million
	Dec10	Sep10	Dec09
Assets
Current and Long-Term Assets	102,707	98,536	89,991
Securities	96,548	92,599	83,733
Insurance Premiums Receivable	1,375	1,427	1,638
Other Loans	4,784	4,510	4,620
Permanent Assets	2,302	2,183	2,117
Total	105,009	100,719	92,108
Liabilities
Current and Long-Term Liabilities	92,600	88,817	80,384
Tax, Civil and Labor Contingencies	1,737	1,705	1,518
Payables on Insurance, Private Pension Plan and Savings Bond Operations	281	314	302
Other Liabilities	3,405	4,435	2,992
Insurance Technical Provisions	7,170	7,105	6,856
Technical Provisions for Life and Private Pension Plans	76,283	71,775	65,692
Technical Provisions for Savings Bonds	3,724	3,483	3,024
Minority Interest	496	509	597
Shareholders' Equity	11,913	11,393	11,127
Total	105,009	100,719	92,108

Consolidated Statement of Income - Adjusted

	R$ million
	12M10	12M09	4Q10	3Q10
Insurance Written Premiums, Private Pension Plan Contributions and Savings Bonds Income (*)	31,078	26,333	9,022	7,697
Premiums Earned from Insurance, Private Pension Plan Contribution and Savings Bonds	16,138	13,324	4,293	4,160
Interest Income of the Operation	3,277	2,835	994	838
Sundry Operating Revenues	896	814	174	236
Retained Claims	(9,577)	(8,329)	(2,514)	(2,472)
Savings Bonds Draw ing and Redemptions	(2,186)	(1,747)	(643)	(573)
Selling Expenses	(1,604)	(1,265)	(438)	(411)
General and Administrative Expenses	(1,849)	(1,371)	(526)	(482)
Other (Operating Income/Expenses)	(149)	(229)	(72)	(42)
Tax Expenses	(369)	(292)	(103)	(90)
Operating Income	4,577	3,740	1,165	1,164
Equity Result	245	240	96	43
Non-Operating Income	(38)	(5)	(12)	(10)
Income Before Taxes and Interest	4,784	3,975	1,249	1,197
Income Tax and Contributions	(1,740)	(1,430)	(436)	(443)
Profit Sharing	(70)	(22)	(14)	(14)
Minority Interest	(70)	(26)	(19)	(19)
Adjusted Net Income	2,904	2,497	779	721
(*) Not considering the effect of RN 206/09 (ANS) in the total of R$406 million (health), which, as of January 2010, excluded PPNG (SES) and established the accounting of premiums "Pro-rata temporis." This accounting change did not affect Earned Premiums.

Bradesco	57

Insurance, Private Pensions and Savings Bonds

Adjusted Income Distribution of Grupo Bradesco de Seguros e Previdência

	R$ million
	4Q10	3Q10	2Q10	1Q10	4Q09	3Q09	2Q09	1Q09
Life and Private Pension Plans	485	450	443	409	394	347	366	357
Health	177	131	122	148	129	89	107	137
Savings Bonds	63	50	57	65	44	65	58	50
Basic Lines and Other	54	90	79	81	35	106	107	106
Total	779	721	701	703	602	607	638	650

Performance Ratios

	%
	4Q10	3Q10	2Q10	1Q10	4Q09	3Q09	2Q09	1Q09
Claims Ratio (1)	71.1	72.4	71.8	73.3	74.3	77.2	73.3	73.7
Selling Ratio (2)	10.8	10.7	10.2	10.6	9.6	9.9	9.9	9.5
Administrative Expenses Ratio (3)	5.8	6.3	6.1	5.6	4.6	5.4	5.4	5.6
Combined Ratio (*) (4)	85.1	85.3	84.7	85.2	85.3	88.9	85.5	86.2
(*) Excludes additional provisions.
(1) Retained Claims/Earned Premiums;
(2) Selling Expenses/Earned Premiums;
(3) Administrative Expenses/Net Premiums Written; and
(4) (Retained Claims + Selling Expenses + Other Operating Revenue and Expenses) / Earned Premiums + (Administrative Expenses + Taxes) / Net Premiums Written.

Premiums Written, Pension Plan Contributions and Savings Bond Income (*)

  (*) Not considering the effect of RN 206/09 (ANS) in the total of R$406 million (health), which, as of January 2010, excluded PPNG (SES) and established the accounting of premiums "Pro-rata temporis." This accounting change did not affect Earned Premiums.

  In the fourth quarter of 2010, premiums written, pension plan contributions and savings bonds income increased by 12.2% on the same quarter of the previous year.

  According to Susep and ANS, in the insurance, private pension plan and savings bonds segment, Bradesco Seguros e Previdência had collected R$27.3 billion up to November 2010, maintaining its position as leader of the ranking with a market share of 24.5%. In the same period, R$111.6 billion were collected by the insurance industry.

58	Report on Economic and Financial Analysis - December 2010

Insurance, Private Pensions and Savings Bonds

Retained Claims by Insurance Line

  Note: for comparison purposes, we have excluded Technical Provision complements on benefits to be granted-Remission, from the claims ratio calculation (Premiums earned), amounting to R$149 million (health insurance).

Insurance Selling Expenses by Insurance Line

  Note: for comparison purposes, we have excluded Technical Provision complements on benefits to be granted-Remission, from the selling ratio calculation (Premiums earned), amounting to R$149 million (health insurance).

Efficiency Ratio

  General and Administrative Expenses / Revenue

Bradesco	59

Insurance, Private Pensions and Savings Bonds

Insurance Technical Provisions

The Insurance Group's technical provisions represented 30.6% of the insurance industry in November 2010, according to Susep and the National Supplementary Health Agency (ANS).

  Note: 1: According to RN 206/09 (ANS), as of January 2010, provisions for unearned premiums (PPNG) were excluded.
  Note: 2: According to Susep Circular Letter 379/08, as of January 2009, technical provisions for reinsurance were recorded under assets.

60	Report on Economic and Financial Analysis - December 2010

Bradesco Vida e Previdência

	R$ million (except when indicated otherwise)
	4Q10	3Q10	2Q10	1Q10	4Q09	3Q09	2Q09	1Q09
Adjusted Net Income	485	450	443	409	394	347	366	357
Income from Premiums and Contribution Revenue*	5,385	4,096	3,690	3,910	4,933	3,697	3,304	2,822
- Income from Private Pension Plans and VGBL	4,617	3,403	3,052	3,291	4,295	3,100	2,758	2,294
- Income from Life/Personal Accidents Insurance Premiums	768	693	638	619	638	597	546	528
Technical Provisions	76,283	71,775	68,975	67,572	65,692	61,918	59,533	57,384
Investment Portfolio	80,147	75,974	72,507	70,920	68,780	64,646	61,736	59,063
Claims Ratio	44.1	49.8	44.7	45.1	50.9	48.1	43.9	43.7
Selling Ratio	19.5	19.8	17.5	18.8	14.4	16.5	17.1	14.9
Combined Ratio	74.7	79.9	71.5	73.9	70.6	74.4	69.4	68.6
Participants / Policyholders (in thousands)	22,186	21,346	21,109	21,326	21,389	21,206	20,231	19,838
Premiums and Contributions Revenue Market Share (%)**	30.7	31.5	32.0	32.7	31.1	31.1	30.4	34.2
Life/AP Market Share - Insurance Premiums (%)**	17.1	17.0	16.8	16.8	16.8	16.3	16.0	16.6
*Life/VGBL/Traditional
**In 4Q10, considers data for November 2010.

  Due to its solid structure, policy of product innovation and consumer reliance, Bradesco Vida e Previdência maintained its leadership, holding a market share of 30.7% in terms of income from pension plans and VGBL.

  Bradesco Vida e Previdência is also the absolute leader in VGBL plans, with a 31.6% market share, and in Private Pension Plans, with 27.4% (source: Fenaprevi - data as of November 2010).

  Net income in the 4th quarter of 2010 was 7.8% greater than the result in the previous quarter.

  This is the result of: (i) significant revenue of R$5,385 million in the quarter, up 31.5%; (ii) a reduction in life insurance claims by 5.7 p.p.; (iii) stability of the administrative efficiency ratio; and (iv) increased financial income.

  In the year-on-year comparison, results were up 22.1% mainly due to: (i) 15.8% growth in revenue; (ii) the drop in life insurance claims; (iii) a stable administrative efficiency ratio; and (iv) the improved performance of financial income.

Bradesco	61

Bradesco Vida e Previdência

  Bradesco Vida e Previdência's technical provisions stood at R$76.3 billion in December 2010, made up of R$73.0 billion from the private pension segment and VGBL and R$3.3 billion from life, personal accidents and other lines, up 16.1% on December 2009.

The Private Pension and VGBL Portfolio totaled R$75.6 billion in November 2010, equal to 34.8% of all market funds (source: Fenaprevi).

Evolution of Participants and Life and Personal Accident Policyholders

  In December 2010, the number of Bradesco Vida e Previdência customers grew by 3.7%, or 797 thousand participants, compared to December 2009, surpassing a total of 2.0 million private pension and VGBL plan participants and of 20.1 million personal accident and life insurance policyholders. This strong growth was fueled by the strength of the Bradesco brand and the adequate selling and management policies of its products.

62	Report on Economic and Financial Analysis - December 2010

Bradesco Saúde Consolidated

	R$ million (except when indicated otherwise)
	4Q10	3Q10	2Q10	1Q10	4Q09	3Q09	2Q09	1Q09
Adjusted Net Income	177	131	122	148	129	89	107	137
Net Premiums Issued*	2,002	1,925	1,845	1,705	1,622	1,573	1,484	1,419
Technical Provisions	3,512	3,471	3,453	3,405	3,555	3,479	3,447	3,429
Claims Ratio	80.1	80.7	80.6	83.0	85.7	89.2	86.0	83.6
Selling Ratio	4.6	4.8	4.6	4.5	4.1	3.9	4.0	3.8
Combined Ratio	97.9	96.1	96.2	96.8	96.8	99.4	98.2	94.5
Policyholders (in thousands)	8,019	7,468	7,236	7,075	4,310	4,193	4,063	3,929
Written Premiums Market Share (%)**	51.5	51.1	50.4	49.4	48.7	48.1	47.4	46.9
* Not considering the effect of RN 206/09 (ANS) in the total of R$406 million (Health), which, as of January 2010, excluded PPNG (SES) and established the accounting of premiums "Pro-rata temporis." This accounting change did not affect Earned Premiums.
**4Q10 considers data for November 2010.
Note: for comparison purposes, we have excluded build in Technical provisions for benefits to be granted Remission, from the first quarter of 2010 ratios, amounting to R$149 million.

  The result in the 4th quarter of 2010 increased by 35.1% in relation to the previous quarter, mainly as a result of: (i) 4.0% growth in revenue; (ii) a 0.6 p.p. drop in claims; (iii) stable selling and administrative efficiency ratios; and (iv) improved financial income.

  Net income in 2010 was up 25.1% on 2009, mainly due to: (i) a 22.6% gain in revenue; (ii) a 5.2 p.p. drop in claims, considering that in 2009 this figure was impacted by (a) an increase in frequency due to the H1N1 flu and (b) increased use of post-employment benefits; and (iii) an increase in financial income.

  In December 2010, Bradesco Saúde and Mediservice maintained strong market position in the corporate segment (source: ANS).

  Approximately 32 thousand companies in Brazil have Bradesco Saúde Insurance and Mediservice plans. Of the 100 largest companies in Brazil, in terms of revenue, 42 are Bradesco Saúde and Mediservice customers (source: Exame Magazine "Melhores e Maiores" ranking, July 2010.)

Number of Policyholders of Bradesco Saúde Consolidated

  Bradesco Saúde Consolidated has nearly 8.0 million customers. The high share of corporate policies in the overall portfolio (93.3% in December 2010) shows the Company's high level of specialization and customization in the corporate segment, a major advantage in today's supplementary health insurance market.

  Mediservice S.A. became a part of Grupo Bradesco de Seguros e Previdência as of February 22, 2008. With a portfolio of over 271 thousand customers, Mediservice has healthcare and dental plans for corporate customers that are conducted on a post-payment basis.

Bradesco	63

Bradesco Capitalização

	R$ million (except when indicated otherwise)
	4Q10	3Q10	2Q10	1Q10	4Q09	3Q09	2Q09	1Q09
Adjusted Net Income	63	50	57	65	44	65	58	50
Revenues from Savings Bonds	706	658	594	526	575	520	483	413
Technical Provisions	3,724	3,483	3,317	3,141	3,024	2,865	2,785	2,740
Customers (in thousands)	2,691	2,610	2,583	2,553	2,531	2,507	2,525	2,543
Market Share from Premiums and Contributions Revenues (%)*	21.1	20.4	19.7	20.9	19.7	19.4	19.0	18.3
* 4Q10 considers data for November 2010.

  The 26.0% quarter on quarter growth in results was mainly due to the: (i) 7.3% growth in savings bond income, (ii) administrative expenses that remained at the same level as of those in the previous quarter and (iii) an increase in financial income.

  The Company posted a significant sales growth, leading to total revenue of R$2.5 billion in 2010, up 24.8% on the same period last year. Net income in 2010 was up 8.3% over 2009, mainly as a result of: (i) improved financial income; (ii) the administrative efficiency ratio that remained at the same level as of those in 2009, and partially offset by: (iii) the expenses from the recording of technical provisions to meet increased sales, mainly from single payment products.

64	Report on Economic and Financial Analysis - December 2010

Bradesco Capitalização

  Bradesco Capitalização ended the fourth quarter of 2010 as a leader in the savings bond industry, due to its policy of transparency and of adjusting its products based on potential consumer demand.

  To offer the savings bond that best fits the profile and budget of its customers, the Bank has developed several products that vary in accordance with payment method (lump-sum or monthly), contribution term, frequency of drawings and premium amounts. This phase was mainly marked by a closer relationship with the public by consolidating the Pé Quente Bradesco family of products.

  Among these, we can point out the performance of our social and environmental products, from which a part of the profit is allocated to social responsibility projects, while also allowing the customer to create a financial reserve. Bradesco Capitalização currently has partnerships with the following social and environmental institutions: (i) Fundação SOS Mata Atlântica, which contributes to the development of reforestation projects;  (ii) Instituto Ayrton Senna, which is set apart by transferring a percentage of the amount collected to social projects; (iii) the Brazilian Cancer Control Institute, which contributes to the development of projects for the prevention, early diagnosis and treatment of cancer in Brazil; and, finally, (iv) Fundação Amazonas Sustentável, through which a part of the amount collected is allocated to environmental conservation and sustainable development programs and projects.

  Bradesco Capitalização is the first and only savings bonds company in Brazil to receive the ISO certification. In 2009 it was certified with the ISO 9001:2008 for Management of Bradesco Savings Bonds. This certification, granted by Fundação Vanzolini, attests to the quality of its internal processes and confirms the principle that underpins Bradesco Savings Bonds: good products, services and continuous growth.

Bradesco	65

Bradesco Auto/RE

	R$ million (except when indicated otherwise)
	4Q10	3Q10	2Q10	1Q10	4Q09	3Q09	2Q09	1Q09
Adjusted Net Income	58	28	27	22	43	33	40	32
Net Premiums Issued	865	941	952	935	855	812	754	718
Technical Provisions	3,554	3,525	3,455	3,402	3,162	2,998	2,940	3,000
Claims Ratio	69.3	69.7	69.9	70.7	70.2	72.3	65.3	72.7
Selling Ratio	17.6	17.3	17.6	17.7	16.6	17.5	16.9	17.3
Combined Ratio	106.9	105.2	105.3	104.3	107.8	106.4	99.9	106.2
Policyholders (in thousands)	3,337	3,208	2,980	2,814	2,592	2,433	2,359	2,280
Market Share from Premiums and Contributions Revenues (%)*	10.9	11.2	11.7	12.1	10.4	10.2	10.1	10.1
* 4Q10 data considers November 2010.

  Insurance premiums in the Auto/RE line held a market share of 10.9% (market data for November 2010).

  The 4th quarter of 2010 results went up 107.1% on the 3rd quarter, mainly due to: (i) improved performance of financial and equity income; (ii) a slightly drop in claims; and (iii) the selling ratio that remained stable.

  Annual revenue in 2010 was up 17.6% on the same period last year. Net income dropped 8.8% in comparison with that of 2009, mainly due to the December 2009 capital reduction, amounting to R$1 billion, which impacted financial income.

  Grupo Bradesco de Seguros e Previdência maintained its leadership position among major insurers of Brazil's Basic Lines Insurance market, with a market share of 6.2% as of November 2010.

  In Aviation and Maritime Hull insurance, the increased exchange with Managers at Bradesco Corporate and Bradesco Empresas has been drawn on extensively, taking full advantage of the stronger sales of new aircraft and naval construction.

  The transportation segment is still the primary focus, with essential investments made to leverage new business, especially in the renewal of Reinsurance Agreements, which gives insurers the important power to assess and cover risk, and consequently increase competitiveness in more profitable businesses, such as international transportation insurance for shipping companies involved in international trade.

  Despite strong competition in the Auto/RFC line, the insurer has increased its customer base. The continuous improvement of pricing and creation of online calculation applications has contributed to an increase in the portfolio.

  Grupo Bradesco de Seguros e Previdência held a market share in the Auto/RCF portfolio of 14.3% in November 2010 (Source: Susep).

66	Report on Economic and Financial Analysis - December 2010

Bradesco Auto/RE

Number of Policyholders in Auto/RE

  In the mass insurance segment of Basic Lines, where products target individuals, self-employed professionals and SMEs, the launch of new products and the continuous improvement of methods and systems have contributed to growth in the customer base, which increased by 28.7% in the last twelve months to a total of 3.3 million customers. This increase can be observed mainly in residential insurance due to the creation of specific products for customers, such as Residencial Preferencial, and the joint hiring of Auto and Residential insurance. Bradesco Bilhete Residencial also presented excellent performance in the period.

Bradesco	67

Fee and Commission Income

  A breakdown of the variations in Fee and Commission Income for the respective periods is presented below:

Fee and Commission Income	R$ million
	12M10	12M09	4Q10	3Q10	Variation
					YTD	Quarter
Card Income	4,202	3,423	1,157	1,080	779	77
Checking Account	2,361	2,120	646	596	241	50
Fund Management	1,807	1,602	467	470	205	(3)
Loan Operations	1,728	1,523	465	434	205	31
Collection	1,080	996	286	273	84	13
Custody and Brokerage Services	449	412	108	112	37	(4)
Consortium Management	433	351	119	112	82	7
Underw riting / Financial AdvisingServices	291	340	91	85	(49)	6
Payment	287	256	74	74	31	-
Other	732	593	155	190	139	(35)
Total	13,372	11,616	3,568	3,427	1,756	141

  Explanations of the main items that influenced the variation in fee and commission income between periods follow.

68	Report on Economic and Financial Analysis - December 2010

Fee and Commission Income

Card Income

  In the fourth quarter of 2010, the R$77 million increase in card income on the previous quarter was mainly due to (i) the 4.8% increase in the number of transactions, from 250,513 thousand to 262,445 thousand, together with (ii) the increase in interest in Visa Vale, from 34.3% to 45.0%, as of August 2010.

  In 2010, Card Fee Income was R$4,202 million, up 22.8% or R$779 million in comparison with the previous year. This performance mainly results from the increase in purchases and services income and from 9.3% growth in the cards base, from 132,854 thousand in December 2009 to 145,215 thousand in December 2010, mainly driven by organic business growth and the Banco Ibi merger. It is worth noting that the positive performance in card fee income was partially offset by the reduced interest in Cielo, from 39.3% to 26.6% in July 2009, and to 28.7% as of July 2010.

  In 2010, credit card revenue grew by 36.6% in relation to the previous year, reaching R$75,561 million, while the number of transactions grew by 32.7% on the same period, from 722,569 thousand to 959,122 thousand.

Bradesco	69

Fee and Commission Income

Checking Account

  In the fourth quarter of 2010, checking account service revenue increased by 8.4% in the quarter, mainly due to (i) a net increase of 674 thousand new checking accounts (649 thousand individual accounts and 25 thousand corporate accounts), in addition to (ii) the expansion of the service portfolio provided to the Bank's customers and (iii) tariff adjustment.

  Revenue in the year increased by 11.4% or R$241 million in comparison with 2009, resulting mainly from the expansion of the checking account client base, which saw a net increase of 2,219 thousand new accounts (2,139 thousand new individual accounts and 80 thousand new corporate accounts).

Loan Operations

  In the fourth quarter of 2010, income from loan operations amounted to R$465 million, up 7.1% in comparison with the previous quarter, mainly due to: (i) an 8.3% increase in income from guarantees, resulting from the 15.5% growth in Sureties and Collateral operations; and (ii) the greater volume of contracted operations, mainly as a result of seasonality in the period.

  The R$205 million growth in 2010 when compared with the previous year is mainly due to: (i) increased income from guarantees, which grew by 22.2%, mainly resulting from the 17.6% increase in Sureties and Collateral operations; and (ii) the increased volume of contracted operations in 2010.

70	Report on Economic and Financial Analysis - December 2010

Fee and Commission Income

Asset Management

  Asset management revenue remained practically stable in the fourth quarter of 2010, in comparison with the previous quarter, mainly due to less number of business days in the quarter, partially offset by a 4.5% increase in funds raised and under management.

  The R$205 million or 12.8% increase between 2010 and 2009 was mainly due to the performance of funds raised under Bradesco's management, which grew by 19.4%. The highlight was income from fixed-income funds, which grew by 20.8% in the period, followed by growth in equity-investments of 13.5%.

Shareholders' Equity	R$ million			Variation %
	Dec10	Sep10	Dec09	Quarter	12M
Investment Funds	269,978	258,809	225,011	4.3	20.0
Managed Portfolios	18,930	17,825	16,142	6.2	17.3
Third-Party Fund Quotas	6,800	6,412	6,547	6.1	3.9
Total	295,708	283,046	247,700	4.5	19.4

Asset Distribution	R$ million			Variation %
	Dec10	Sep10	Dec09	Quarter	12M
Investment Funds Fixed Income	242,751	232,295	201,012	4.5	20.8
Investment Funds Variable Income	27,227	26,514	23,999	2.7	13.5
Investment Funds Third-Party Funds	5,629	5,055	5,641	11.4	(0.2)
Total - Investment Funds	275,607	263,864	230,652	4.5	19.5

Managed Funds - Fixed Income	10,460	8,918	8,590	17.3	21.8
Managed Funds Variable Income	8,470	8,907	7,552	(4.9)	12.2
Managed Funds - Third-Party Funds	1,171	1,357	906	(13.7)	29.2
Total - Managed Funds	20,101	19,182	17,048	4.8	17.9
x
Total Fixed Income	253,211	241,213	209,602	5.0	20.8
Total Variable Income	35,697	35,421	31,551	0.8	13.1
Total Third-Party Funds	6,800	6,412	6,547	6.1	3.9
Overall Total	295,708	283,046	247,700	4.5	19.4

Bradesco	71

Fee and Commission Income

Cash Management Solutions (Payments and Collections)

  The R$13 million or 3.7% increase in revenue in the fourth quarter of 2010 in relation to the previous quarter is mainly related to the increase in business and the number of documents processed, which grew from 387 million to 412 million during the period in question.

  In the comparison between 2010 and 2009, Payment and Collection income grew by 9.3%, or R$116 million, also due to an increase in the number of processed documents, which grew from 1,288 million in 2009 to 1,508 million in 2010.

Consortium Management

  The 3.6% increase in the sale of net quotas in the fourth quarter of 2010 led Bradeso Consórcios to sell 16,427 net quotas (455,193 net quotas on September 30, 2010), resulting in 6.3% growth in revenue on the third quarter of 2010, ensuring Bradesco's leading position in all segments (real estate, auto, trucks/tractors).

  Year on year, there was a 23.4% increase in revenue, resulting from (i) bids and (ii) the increased sale of new quotas, from 395,611 net quotas sold as of December 31, 2009 to 471,620 as of December 31, 2010, an increase of 76,009 net quotas.

72	Report on Economic and Financial Analysis - December 2010

Fee and Commission Income

Custody and Brokerage Services

  In the fourth quarter of 2010, total revenue from custody and brokerage services decreased by 3.6%, primarily due to a reduction in brokerage revenues from the lower volume traded on the BM&FBovespa.

  Year on year, the 9.0% revenue growth is mainly related to (i) the R$166 billion growth in assets under custody and (ii) the volumes traded on the BM&FBovespa, which impacted brokerage revenues.

Underwriting / Financial Advising

  The R$6 million increase in the quarter-on-quarter comparison mainly refers to increased gains with capital market operations in the fourth quarter, highlighting the financial advising operations.

  Year on year, revenue decreased by R$49 million, mainly due to capital market operations gains in the second quarter of 2009, highlighting Cielo's IPO operation.

Bradesco	73

Administrative and Personnel Expenses

Administrative and Personnel Expenses	R$ million
	12M10	12M09	4Q10	3Q10	Variation
					YTD	Quarter
Administrative Expenses
Third-Party Services	3,131	2,407	885	791	724	94
Communication	1,408	1,221	382	348	187	34
Depreciation and Amortization	967	716	258	250	251	8
Data Processing	875	772	261	219	103	42
Advertising and Marketing	807	589	285	212	218	73
Transportation	643	526	177	163	117	14
Rent	568	556	148	139	12	9
Asset Maintenance	462	414	132	113	48	19
Financial System Services	368	280	101	89	88	12
Leasing	364	401	92	87	(37)	5
Materials	296	227	92	75	69	17
Security and Surveillance	274	249	71	70	25	1
Water, Energy and Gas	210	198	54	48	12	6
Trips	124	77	35	39	47	(4)
Other	1,035	860	284	246	175	38
Total	11,532	9,493	3,257	2,890	2,039	367

Personnel Expenses
Structural	7,517	6,617	2,006	1,945	900	61
Social Charges	5,748	5,129	1,531	1,491	619	40
Benefits	1,769	1,488	475	454	281	21
Non-Structural	1,785	1,350	527	466	435	61
Management and Employees Profit Sharing (PLR)	1,032	772	298	274	260	24
Provision for Labor Claims	543	395	165	141	148	24
Training	107	87	39	30	20	9
Termination Costs	102	96	25	21	6	4
Total	9,302	7,967	2,533	2,411	1,335	122
x
Total Administrative and Personnel Expenses	20,834	17,460	5,790	5,301	3,374	489

  In the fourth quarter of 2010, Administrative and Personnel Expenses totaled R$5,790 million, an increase of 9.2% in relation to the previous quarter.

  It is worth noting that in the year the growths are impacted by the consolidation of Banco Ibi, in November 2009.

Personnel Expenses

  In the fourth quarter of 2010, personnel expenses totaled R$2,533 million, up 5.1% or R$122 million from the previous quarter.

  In the "structural" portion, the R$61 million increase was mainly due to: (i) higher expenses with salaries, social charges and greater benefits, amounting to R$45 million, due to the expansion of service points and improvement of business segmentation, with net increase of 3,245 employees in the period; and (ii) the adjustment to increase salary levels, according to the collective bargaining agreement and restatements from labor obligations, amounting to R$16 million.

  In the "non-structural" portion, the R$61 million increase is basically due to increased expenses with: (i) the complement to employee profit sharing (PLR), amounting to R$24 million; and (ii) provision for labor claims, amounting to R$24 million.

74	Report on Economic and Financial Analysis - December 2010

Administrative and Personnel Expenses
Personnel Expenses

  Year on year, the R$1,335 million in growth in 2010 reflects: (i) the "structural" portion of R$900 million, mainly related to: (a) greater expenses with payroll, charges and benefits, from wage increases; (b) the net increase in staff by 7,574 employees in the period, arising from investments in the expansion of service points and improvements in the business segmentation; and (c) the merger of Banco Ibi in November 2009; and (ii) the increase in the "non-structural" portion of R$435 million, mainly resulting from greater expenses with: (a) provision of employee profit sharing (PLR), amounting to R$260 million; (b) provision for labor claims, amounting to R$148 million.

Bradesco	75

Administrative and Personnel Expenses

Administrative Expenses

  In the fourth quarter of 2010, administrative expenses were R$3,257 million, up 12.7% or R$367 million from the previous quarter, mainly due to: (i) R$94 million in services to third-parties, related to: (a) partial outsourcing of credit card processing (Fidelity); (b) upgrading and expansion of the customer service structure (i.e. Call Center); and (c) variable expenses tied to revenue (i.e. Bradesco Expresso and Banco Postal); (ii) R$73 million in advertising and publicity expenses; (iii) R$42 million in data processing expenses; and (iv) R$34 million in communication expenses. The seasonality in the quarter also impacted this figure, resulting in an increase in business and service volume, in addition to the organic expansion of the service points by 2,869 new units: 130 branches, 45 PAB/PAE/PAAs, 1,217 Bradesco Expresso Branches and 1,477 other service points.

  Year-on-year growth totaled R$2,039 million, or 21.5%, mainly due to: (i) the merger of Banco Ibi in November 2009 (if the merger were excluded, administrative expenses would have increased by 15.6%); (ii) greater advertising and marketing expenses; (iii) an increase in business and service volume; (iv) growth in variable expenses tied to revenue (i.e. Bradesco Expresso and Banco Postal); (v) increased expenses with legal advisory services, mainly related to the growth in recovery of approximately 60% in 2010; and (vi) organic growth and consequent increase in service points (from 44,577 on December 31, 2009 to 54,884 on December 31, 2010).

76	Report on Economic and Financial Analysis - December 2010

Operating Coverage Ratio (*)

  In the quarter, the coverage ratio in the last twelve months decreased by 0.9 p.p., basically due to: (i) increased personnel and administrative fees, partially resulting from: (a) the impact of the collective bargaining agreement; (b) the increased expenses with advertising and marketing; and (c) greater business volumes from the expansion of the service points, partially offset by: (ii) the growth in fee and commission income.

Tax Expenses

  The R$79 million growth in tax expenses in the fourth quarter of 2010, in comparison with the third quarter of 2010 is mainly due to increased expenses with Cofins from higher taxable income in the period.

  Year on year, tax expenses grew by R$585 million, mainly due to the increase in expenses with ISS/PIS/Cofins taxes reflecting higher taxable income, especially financial margin and fee and commission income.

Bradesco	77

Equities in the Earnings of Affiliated Companies

  In the fourth quarter of 2010, equity in the earnings of affiliated companies stood at R$60 million, for growth of R$41 million compared to the previous quarter, mainly due to greater earnings in (i) IRB Brasil Resseguros, amounting to R$31 million, and (ii) in Integritas Participações, amounting to R$7 million.

  Year on year, the R$13 million decrease was basically due to lower earnings in affiliated companies: (i) BES Investimentos, amounting to R$5 million and (ii) Integritas Participações, amounting to R$5 million.

Operating Income

  In the fourth quarter of 2010, Operating Income was R$3,757 million, up 1.2% from the previous quarter, mainly reflecting: (i) the R$716 million increase in financial margin; (ii) the increased fee and commission income, totaling R$141 million; and offset by: (iii) an increase in personnel and administrative expenses of R$489 million; (iv) the increased expenses with allowance for loan losses, totaling R$236 million; and (v) an increase in tax expenses of R$79 million.

  Year on year, the R$4,222 million increase, or 41.9%, was mainly due to: (i) the R$3,302 million increase in the financial margin; (ii) the reduced allowance for loan losses, totaling R$2,780 million; (iii) the growth in the fee and commission income, totaling R$1,756 million; (iv) the increase in the operating result of Insurances, Private Pension and Savings Bonds, totaling R$789 million; partially offset by: (v) an increase in personnel and administrative expenses of R$3,374 million; (vi) an increase in tax expenses of R$585 million; and (vii) greater other operating expenses (net of other revenues), in the amount of R$433 million.

78	Report on Economic and Financial Analysis - December 2010

Non-Operating Income

  In the fourth quarter of 2010, non-operating income stood at R$10 million, a R$20 million variation in relation to the previous quarter, mainly due to higher losses with the write-off of permanent assets in the third quarter of 2010.

  Year on year, the variation was mainly due to greater gains from the sale of assets in 2009, highlighting the sale of Visa Inc. shares.

Bradesco	79

Return to Shareholders

3

Management, Preparation and Disclosure of the Report on Economic and Financial Analysis and the Consolidated Financial Statements of Bradesco Organization

ISO 9001 2008

Sustainability

  Bradesco received a number of important recognitions in the fourth quarter of 2010.

  Several of Bradesco’s practices were recognized by awards and initiatives on the market.

  The Bank’s commitment to transparency in all its actions was recognized by the 12th edition of the Abrasca (Brazilian Association of Publicly Held Companies) Award. The 2009 Sustainability Report received an honorable mention in the Social and Environmental Aspects category.

  For the third time, Bradesco was elected as one oft he 20 model companies by the Guia Exame de Sustentabilidade 2010 (2010 Exame Sustainability Guide), by Exame magazine, with technical support from Fundação Getulio Vargas. Bradesco stood out in two categories: Risk Management, for its Policy to adopt and monitor short, medium and long-term social and environmental criteria; andfor its Social and Environmental Management, for its evaluation and monitoring of the direct and indirect environmental impacts of its operations through the use of indicators and goals for improvement.

  In November 2010, for the 6th straight year, Bradesco was included in BM&FBovespa’s Corporate Sustainability Index (ISE). The ISE is composed of companies that stand out for their commitment to sustainability and its purpose is to foster goodpractices among the Brazilian business community.

  Bradesco is part of BM&FBovespa’s Carbon Efficient Index (ICO2), which is composed of 42 companies that monitor and disclose their Greenhouse Gas (GHG) Emissions in a transparent manner.

Investor Relations Area – IR

  Bradesco ended the 4th quarter event schedule with its 2010 Apimec Meetings cycle, holding meetings in the cities of Santos, Recife, Vitória, Salvador and Manaus, expanding the event to every region in Brazil. There were 19 Apimec/INI Meetings in 2010, 13 of which were broadcast live over the internet, in both Portuguese and English, and were watched by over 3 thousand viewers in person and 22 thousand viewers over the internet. A summary of all events and a replay of the São Paulo Meeting are available  at www.bradesco.com.br/ir.
In 2010, the Investor Relations Area conducted 76 conference calls, 4 video chats and 24 events abroad, including the Bradesco Day in London and New in York, for a total of 253 events.

82	Report on Economic and Financial Analysis – December 2010

Corporate Governance

  In September 2010, Bradesco received the Gamma-7 (Governance, Accountability, Management Metrics and Analysis) score, assigned on a scale of 1 to 10 by Standard & Poor’s Governance Services, which ratifies the Bank’s sound corporate governance processes and general practices. Bradesco was the first Brazilian company to disclose this rating to the market. It is important to point out that, worldwide, the highest Governance score ever disclosed by Standard and Poor's is 7+. Bradesco was also rated AA (Excellent Corporate Governance Practices) by Austin Rating.

  Regarding corporate governance structure, Bradesco’s Board of Directors is supported by five statutory committees (Ethical Conduct, Audit, Internal Controls and Compliance, Compensation and Integrated Risk Management and Capital Allocation), in addition to 42 Executive Committees that assist the Board of Executive Officers in performing their duties.

  Shareholders are entitled to 100% tag-along rights for common shares, 80% for preferred shares and to a minimum mandatory dividend of 30% of adjusted net income, which is above the 25% minimum established by the Brazilian Corporation Law. Preferred shares are entitled to dividends 10% greater than those attributed to the common shares.

  On March 10, June 10 and December 17, 2010, all matters submitted to the Shareholder’s Meetings were approved.

  For more information, see the corporate governance section of the investor relations website at http://www.bradesco.com.br/ri.

Bradesco Shares

Number of Shares – Common (ON) and Preferred (PN) (*)

						In thousands
	Dec10	Dec09	Dec08	Dec07	Dec06	Dec05
Common Shares	1,880,830	1,710,205	1,534,806	1,009,337	500,071	489,450
Preferred Shares	1,881,225	1,710,346	1,534,900	1,009,337	500,812	489,939
Subtotal – Outstanding	3,762,055	3,420,551	3,069,706	2,018,674	1,000,883	979,389
Treasury Shares	395	6,535	163	2,246	758	464
Total	3,762,450	3,427,086	3,069,869	2,020,920	1,001,641	979,853
(*) Stock bonuses and splits during the period were not included.

  On December 31, 2010, Bradesco’s total capital stock was R$28.5 billion, composed of 3,762,450 thousand shares (all book-entry shares without par value), of which 1,881,225 thousand were common shares and 1,881,225 thousand were preferred shares. The largest shareholder is the holding company Cidade de Deus Participações, which directly holds 47.6% of voting capital and 23.8% of total capital.

  Cidade de Deus Participações is controlled by the Aguiar Family, Fundação Bradesco and the holding company, Nova Cidade de Deus Participações, which in turn is controlled by Fundação Bradesco and BBD Participações, a majority of the shareholders of which are members of Bradesco’s Board of Directors, Statutory Board of Executive Officers and skilled employees.

Bradesco	83

Number of Shareholders – Domiciled in Brazil and Abroad

	Dec10%		Ownership of Capital (%)	Dec09%		Ownership of Capital (%)
Individuals	340,115	89.95	24.19	343,741	89.74	25.06
Corporate	37,167	9.83	43.62	37,537	9.80	44.26
Subtotal Domiciled in the Country	377,282	99.78	67.81	381,278	99.54	69.32
Domiciled Abroad	838	0.22	32.19	1,747	0.46	30.68
Total	378,120	100	100	383,025	100	100

On December 31, 2010, there were 377,282 shareholders domiciled in Brazil, accounting for 99.78% of total shareholders and holding 67.81%	of all shares, while a total of 838 shareholders resided abroad, accounting for 0.22% of shareholders and holding 32.19% of the shares.

Share Performance (*)

	In R$ (except when indicated otherwise)
	4Q10	3Q10	Variation %	12M10	12M09	Variation %
Net Income per Share	0.71	0.67	6.0	2.61	2.02	29.2
Dividends/Interest on Shareholders' Equity – Common Share (after Income Tax - IR)	0.225	0.193	16.6	0.758	0.736	3.0
Dividends/Interest on Shareholders' Equity – Preferred Share (after Income Tax - IR)	0.247	0.212	16.5	0.834	0.809	3.1
Book Value per Share (Common and Preferred)	12.77	12.26	4.2	12.77	11.10	15.0
Last Business Day Price – Common	25.70	26.93	(4.6)	25.70	24.76	3.8
Last Business Day Price – Preferred	32.65	33.78	(3.3)	32.65	29.94	9.0
Market Capitalization (R$ million) (1)	109,759	114,510	(4.1)	109,759	103,192	6.4
Market Capitalization (R$ million) - Most Liquid Share (2)	122,831	127,622	(3.8)	122,831	113,127	8.6

(*)	Adjusted for corporate events in the periods.
(1)	Number of shares (less treasury shares) x closing quote for common and preferred shares on last day in period; and
(2)	Number of shares (less treasury shares) x closing quote for preferred shares on last day of period.

  Bradesco preferred shares recorded negative performance in the fourth quarter of 2010, down 3.3% over the previous quarter despite a year-on- year increase of 9.0%. The Bank’s common shares were down 4.6% in the quarter, while they posted a 3.8% increase in the annual comparison. The Ibovespa index was down 0.2% in 4Q10 and up 1.0% in 2010.

  Share performance in 4Q10 was negatively affected by yet another crisis in Europe, which led Ireland to seek aid and caused general deterioration in several debt cost and risk indicators in many European countries. Moreover, at the end of the quarter Banks were also hit with regulatory measures announced by the Brazilian Central Bank (which included increases in reserve requirements for time deposits).

  In 2010, Bradesco shares, as well as the market in general, were adversely affected by the crisis in Europe beginning in Greece in the first half of the year and spreading to Ireland in the second half. Furthermore, the United States presented conflicting signals, varying between signs of weakness and recovery. Even in this situation, Bradesco’s preferred shares, adjusted for dividends, posted performance higher than that of the market, appreciating a total of 12.1%.

84	Report on Economic and Financial Analysis – December 2010

Main Indicators

  Market Value: considers the closing price of common and preferred shares multiplied by the respective number of shares (excluding treasury shares).

  Market Value/Shareholders’ Equity: indicates the multiple by which Bradesco’s market value exceeds its book shareholders’ equity. Formula used: Market value divided by book shareholders’ equity.

  Dividend Yield: the ratio between the share price and the dividends and/or interest on shareholders’ equity paid to shareholders in the last twelve months, which indicates the return on investment represented by the allocation of net income. Formula used: amount received by shareholders as dividends and/or interest on shareholders’ equity in the last twelve months divided by the closing price of preferred shares on the last trading day in the period.

Bradesco	85

Weighting in Main Stock Market Indexes

  Bradesco shares are components of Brazil’s main stock indexes, including the Corporate Sustainability Index (ISE), the Special Tag-Along Stock Index (ITAG) and the Special Corporate Governance Stock Index (IGC). In December 2010, Bradesco had the largest participation in the Financial Index portfolio launched in January 2010.
It is worth noting Bradesco’s participation in the new Carbon Efficient Index (ICO2), composed by companies committed to disclosing their annual greenhouse gas (GHG) emissions report.

%	Dec10
Ibovespa	2.9
IB rX - 50	6.6
IB rX - 100	7.3
Ifinanceiro (IFNC)	20.4
ISE	4.8
Special Corporate Governance Stock Index (IGC)	6.4
Special Tag-Along Stock Index (ITAG)	12.3
ICO2 (1)	9.8

  (1) Reference Date: November 30, 2010

Dividends/Interest on Shareholders’ Equity

In 2010, R$3,369 million were paid to shareholders as dividends and interest on shareholders’ equity, equivalent to 31.5% of book net income in the period.	The amounts allocated in recent years have surpassed the limits mandated by Brazilian Corporation Law and by the Company’s Bylaws.

86	Report on Economic and Financial Analysis – December 2010

Additional Information

4

Management, Preparation and Disclosure of the Report on Economic and Financial Analysis and the Consolidated Financial Statements of Bradesco Organization

ISO 9001 2008

Market Share of Products and Services

  The market shares held by the Organization in the Banking and Insurance industries and in the Customer Service Network are presented below.

	Dec10	Sep10	Dec09	Sep09
Banks Source: Brazilian Central Bank (Bacen)
Time Deposits	N/A	13.5	13.3	13.3
Savings Deposits	N/A	14.1	14.1	13.9
Demand Deposits	N/A	18.3	20.3	19.1
Loan Operations (1)	12.5	12.5	12.6	12.6
Loan Operations - Vehicles Individuals (CDC + Leasing) (1)	17.4	18.0	19.7	20.6
Payroll-Deductible Loans (1)	10.9	10.6	8.8	8.1
Online Collection (Balance)	N/A	28.4	28.8	29.7
Number of Branches	18.7	18.3	17.2	18.1
Banks - Source: Federal Revenue Service/ Brazilian Data
Processing Service (Serpro)
Federal Revenue Collection Document (DARF)	N/A	21.7	21.8	21.1
Brazilian Unified Tax Collection System Document (DAS)	N/A	17.1	16.8	16.8
Banks Source: Social Security National Institute (INSS)/Dataprev
Social Pension Plan Voucher (GPS)	N/A	14.6	17.9	14.3
Benefit Payment to Retirees and Pensioners	22.0	21.1	19.6	19.6
Banks Source: Anbima
Investment Funds + Portfolios	17.0	16.8	16.6	16.6
Insurance, Private Pension Plans and Savings Bonds Source:
Insurance Superintendence (Susep) and National Agency for
Supplementary Healthcare (ANS)
Insurance, Private Pension Plan and Savings Bond Premiums	24.5(*)	24.7	24.4	23.5
Insurance Premiums (including Long-Term Life Insurance - VGBL)	24.6(*)	24.9	24.8	23.8
Life Insurance and Personal Accident Premiums	17.1(*)	17.0	16.8	16.3
Auto/Basic Lines (RE) Insurance Premiums	10.9(*)	11.2	10.4	10.2
Auto/Optional Third-Party Liability (RCF) Insurance Premiums	14.3(*)	14.7	13.6	13.3
Health Insurance Premiums	51.5(*)	51.1	48.7	48.1
Revenues from Private Pension Plans Contributions (excluding VGBL)	27.2(*)	27.1	25.5	25.9
Revenues from Savings Bonds	21.1(*)	20.4	19.7	19.4
Technical Provisions for Insurance, Private Pension Plans and
Savings Bonds	30.6(*)	30.3	32.0	32.0
Insurance and Private Pension Plans Source:
National Federation of Life and Pension Plans (Fenaprevi)
Income on VGBL Premiums	31,6	32,6	34.0	32,4
Revenues from Unrestricted Benefits Generating Plans (PGBL) Contributions	23,1	23,2	20.4	20,7
Private Pension Plan Investment Portfolios (including VGBL)	34,8	35,1	35.1	36,7
Credit Card Source: Abecs
Credit Card Revenue	21.6(***)	21.6	19.6	19.0
Leasing Source: Brazilian Association of Leasing Companies (ABEL)
Lending Operations	19.2(**)	19.0	19.5	19.5
Consortia Source: Bacen
Real Estate	27.3(**)	28.8	27.3	26.7
Auto	25.1(**)	25.3	23.3	23.4
Trucks, Tractors and Agricultural Implements	16.7(**)	16.6	14.6	14.5
International Area Source: Bacen
Export Market	24.8	25.4	25.0	25.3
Import Market	19.5	19.8	18.4	18.8	(1)
Central Bank data are preliminary;
(*) Base Date: November 2010;
(**) Base Date: October 2010;
(***) Projected Market; and
N/A Not Available.

88	Report on Economic and Financial Analysis - December 2010

Market Share of Products and Services

  Bradesco customers enjoy a wide range of options for consulting and carrying out their financial transactions in addition to the ability to acquire products and services through high-tech means, such as ATMs, telephone (Bradesco Fone Fácil), the Internet and mobile phones (Bradesco Celular).

  As part of our commitment to social responsibility, people with special needs can rely on various special services provided by the Bradesco Dia&Noite Customer Service Channels, such as:
•	Accessibility to the ATM Network for the visually-impaired and wheelchair users;
•	Internet banking utility for the visually impaired; and
•	Personalized assistance for the hearing impaired, by means of digital language in Fone Fácil.

Branch Network

Region	Dec10		Market	Dec09		Market
	Bradesco	Market	Share	Bradesco	Market	Share
North	178	823	21.6%	166	779	21.3%
Northeast	536	2,778	19.3%	528	2,678	19.7%
Midw est	302	1,481	20.4%	289	1,429	20.2%
Southeast	2,056	10,599	19.4%	1,947	10,339	18.8%
South	556	3,741	14.9%	524	3,674	14.3%
Total	3,628	19,422	18.7%	3,454	18,899	18.3%

Compulsory Deposits/Liabilities

%	Dec10	Sep10	Jun10	Mar10	Dec09	Sep09	Jun09	Mar09
Demand Deposits
Rate (1)	43	43	42	42	42	42	42	42
Additional (2)	12	8	8	8	5	5	5	5
Liabilities*	29	29	30	30	30	30	30	30
Liabilities (Microfinance)	2	2	2	2	2	2	2	2
Free	14	18	18	18	21	21	21	21
Savings Deposits
Rate (3)	20	20	20	20	20	20	20	20
Additional (2)	10	10	10	10	10	10	10	10
Liabilities	65	65	65	65	65	65	65	65
Free	5	5	5	5	5	5	5	5
Time Deposits
Rate (2)(4)	20	15	15	15	13.5	13.5	15	15
Additional (2)	12	8	8	8	4	4.0	4	4
Free	68	77	77	77.0	82.5	82.5	81	81

* At Bradesco, liabilities are applied to Rural Loans.
(1) Collected in cash and not remunerated.
(2) Collected in cash with the Special Clearance and Custody System (Selic) rate.
(3) Collected in cash with the Reference Interest rate (TR) + interest of 6.17% p.a.; and
(4) As of the calculation period from March 29, 2010 to April 1, 2010, with compliance as of April 9, 2010, liabilities are now exclusively in cash, and may be met using credits acquired as provided for by current legislations.

Bradesco	89

Investments in Infrastructure, Information Technology and Telecommunications

  The solidity of the Brazilian financial system is due in large part to the constant technological updating of its components. In this context, Bradesco has consolidated its position on the cutting edge of investments and technological innovations.

  In 2010, Bradesco made an important move in reaching an agreement in which the Social Security System (INSS) consented to accepting proof of life of its beneficiaries in the form of a biometric solution, available at Bradesco Dia&Noite ATM terminals. The initiative will give beneficiaries the comfort of being able to provide proof of life to INSS in a quick, transparent and safe manner.

  Another important factor, proof of how Bradesco has advanced and continues on the cutting edge of Information Technology, was Bradesco's recognition by the Prêmio Intangíveis Brasil (Brazilian Intangible Award), in the Intangible Assets Information Technology and Internet categories. This acknowledgement is awarded by Grupo Padrão.

  Guided by best practices and protected against contingencies, Bradesco's IT infrastructure has central computers with processing capacity of over 234,000 Mips (million instructions per second), as well as over 6,850 corporate servers. Every day an average of 212 million transactions are processed, with availability remaining at 99.81%. This environment is managed in order to transform the complex into the simple and manageable, while maintaining low operating risk and the scalability needed to support the Bank's growth.

  As a prerequisite for its continuous expansion, in 2010 Bradesco invested R$3,920 million in order to update its IT environment, drawing on best practices and existing technologies. The total amount invested in recent years, including infrastructure (facilities, movable property and fixtures) can be found below:

	R$ million
	2010	2009	2008	2007	2006
Infrastructure	716	630	667	478	354
Information Technology and Telecommunication	3,204	2,827	2,003	1,621	1,472
Total	3,920	3,457	2,670	2,099	1,826

Risk Management

  The risk management activity is highly strategic due to the increasing complexity of products and services offered and the globalization of the Organization's business and, therefore, its processes are constantly enhanced.

  The Organization's decisions are based on factors that combine the return on previously identified, measured and assessed risks, providing conditions required to meet the strategic objectives while strengthening the Institution.

  The Organization deals with risk management in an integrated manner, providing unique policies, processes, criteria and methodology for risk control, by means of a statutory body, the Integrated Risk Management and Capital Allocation Committee, which is supported by specific committees and risk management policies approved by the Board of Directors.

  A detailed report on the risk management process, reference shareholders' equity, required reference shareholders' equity, as well as the Organization s risk exposure can be found in the Risk Management Report on the Investor Relations website, at www.bradesco.com.br/ir.

90	Report on Economic and Financial Analysis - December 2010

Report of Independent Auditors

5

Management, Preparation and Disclosure of the Report on Economic and Financial Analysis and the Consolidated Financial Statements of Bradesco Organization

ISO 9001

Independent Auditors' Report on the Limited Review of Supplementary Accounting Information presented in the Report on Economic and Financial Analysis

  To the Board of Directors Banco Bradesco S.A.

1.

  In connection with our audit of the consolidated financial statements of Banco Bradesco S.A. and its subsidiaries as of December 31, 2010, on which we expressed an unqualified opinion in our report dated January 28, 2011, we carried out a limited review of the supplementary accounting information presented in the Report on Economic and Financial Analysis. This supplementary information was prepared by the Bank's management to permit additional analysis and is not a required part of the consolidated financial statements.

2.

  Our work was carried out in accordance with the specific standards established by the Institute of Independent Auditors of Brazil (IBRACON), in conjunction with the Federal Accounting Council (CFC), for purposes of our review of the supplementary accounting information described in paragraph one and mainly comprised: (a) inquiries of and discussions with management responsible for the accounting, financial and operating areas of the Bank and its subsidiaries with regard to the main criteria used for the preparation of this additional accounting information and (b) a review of the significant information and the subsequent events which have, or could have significant effects on the financial position and operations of the Bank and its subsidiaries.

3.

  Based on our limited review, we are not aware of any material modifications which should be made to the supplementary information referred to above in order that this information be fairly presented in all material respects, in relation to the consolidated financial statements referred to in paragraph one, taken as a whole.

  São Paulo, January 28, 2011

  PricewaterhouseCoopers
  Auditores Independentes
  CRC 2SP000160/O-5

  Luís Carlos Matias Ramos
  Contador
  CRC 1SP171564/O-1

92	Report on Economic and Financial Analysis - December 2010

6

Management, Preparation and Disclosure of the Report on Economic and Financial Analysis and the Consolidated Financial Statements of Bradesco Organization

ISO 9001 2008

Message to Shareholders

  Dear Shareholders,

  The year of 2010 was characterized by recovery in global economic growth, even though its rhythm was moderate and unequal among many countries. Some developed nations, however, will still have to face a number of difficulties stemming from the economic instability between 2008 and 2009. Nonetheless, it has become clear that this scenario has led to new opportunities for developing economies, especially those, such as Brazil, with consolidated democracies and a private sector developed enough to take advantage of the new challenges.

  Despite a number of challenges to long-term economic growth, Bradesco's outlook for the coming years is one of prudent optimism. By the end of 2009, the Brazilian economy had already begun to present the solid foundations for recovery of growth, confirmed at the end of 2010 by a robust increase in GDP, which reached the highest rate on record since 1985.

  On the political front, 2010 was a year in which the citizens of Brazil fully exercised their rights, demonstrating a deeply rooted democratic system devoted to the fundamental liberties of freedom of expression and freedom of choice.

  Advances have been made not only in economic terms, but also in social terms. Improvements to the quality of life of Brazilians were exciting indeed, especially in their consumption power, as a significant portion of the population was elevated into the middle class, a statistical fact that is quite significant in the country's history.

  In this context, Bradesco added yet another chapter to its historic series of 67 well-performing years. As one of the largest financial institutions in the country, present in every city, Bradesco's vast Service Network proved invaluable in transforming into a reality the Mission that guides the Organization: to provide financial and insurance services in order to expand banking inclusion and to ensure social mobility, both essential to sustainable development.

  Among the most relevant events in 2010 were: a) the significant increase in the volume of loans assigned, up 20.75% in comparison with 2009, and the recovery of over-due loans, 57.94% greater than last year; b) the expansion of the Service Network, present in every Brazilian city, with the opening of 178 Branches; c) restructuring of units abroad in order to more adequately meet the demands of international markets; d) Bradesco's presence as lead coordinator of the Petrobras capitalization, the largest operation of its type in the history of Brazilian and international stock markets; e) the acquisition of the entire capital stock of Ibi Services, in Mexico, the partnership with C&A in the same country is part of the transaction; f) a partnership with Banco do Brasil and Caixa Econômica Federal to create and administrate a Brazilian card brand ELO; g) Bradesco's continued presence as a part of the Dow Jones Sustainability World Index and the Corporate Sustainability Index - ISE; h) within the context of social and environmental responsibility, the launching of the Bradesco Organization's Corporate Code of Ethics, in Braille.

  The Bank's Net Income totaled R$10.022 billion, up 25.09% from 2009, while shareholders received R$3.369 billion in the form of Interest on Shareholders' Equity and Dividends. Looking closely at these results we can see that - as in previous fiscal years - a significant portion of the results (29.15% in 2010) came from the Bank's interest in Grupo Bradesco de Seguros e Previdência.

  In keeping with the general tendency of the stock market, Bradesco's common shares increased by 3.77%, while the Bank's preferred shares increased by an outstanding 9.04%, making them one of the fastest growing shares traded on the BM&FBOVESPA and leading to their inclusion in the Ibovespa index. Bradesco posted a market value of R$109.759 billion in December, up 6.36% on the 2009 fiscal year and equal to 2.29 times the accounting book value in December 2010.

  The Organization's initiatives in the social and environmental field were focused on the development of a culture of sustainability in all relations, whether internal or external. The highlight is Fundação Bradesco, one of the largest private educational programs in Brazil and the world, which works to provide equal opportunities through education in its 40 own schools, mainly located in underprivileged regions throughout the country, present in every Brazilian state and the Federal District. In its 54 years, Fundação Bradesco has served a total of over 2 million students free of charge, who, together with participants in other courses, bring this number to over 4 million people.

  Throughout the years, we have received a great deal of support from our thousands of employees, brought together by ideas and driven by the dynamic and dedicated leadership of our Management. We also feel it is important to recognize the confidence that our shareholders and customers have bestowed upon us. To all, we owe you the deepest of thanks.

  Cidade de Deus, January 28, 2011

  Lázaro de Mello Brandão
  Chairman of the Board of Directors

94	Report on Economic and Financial Analysis - December 2010

Management Report

  We hereby present the financial statements of Banco Bradesco S.A. for the year ended December 31, 2010, pursuant to the accounting practices adopted in Brazil and applicable to institutions authorized to operate by the Brazilian Central Bank.

  The year 2010 will be marked by the strong GDP growth though the economy's performance fluctuated during the quarters. The growth during the period as a whole was the highest since 1985 and was one of the five highest growth rates among the globally most important nations.

  The global scenario still raises concern about the pace of recovery in developed regions. On one hand, the job market, financial situation of families and governments demand greater care and place restrictions on a more sustainable recovery. On the other hand, emerging countries continue to post high growth rates, gaining clout in global forums.

  Despite Brazil's undeniable vocation for exports, the main driver of economic growth has been - and will continue to be - domestic demand. The resumption of investments after the sharp decline in 2009 was solidly based on improved business confidence and the expansion of financing options in 2010. The investment cycle should continue in the coming years, driven by the opportunities created by the sporting events of 2014 and 2016 and the exploration of the pre-salt layer.Household consumption, in turn, continues to grow strongly, driven by job creation, especially in the formal labor market, rising income levels and the strong and sustainable growth in credit, especially real estate credit.

  On the political front, the presidential elections went smoothly. With this, democracy in Brazil was consolidated, reaffirming the belief that achievements in the economic sphere will be maintained, irrespective of government cycles.

  Bradesco would like to reaffirm its positive view for Brazil's future and its continuing belief in universal access to banking services and social mobility, as well as the cumulative advances that should generate a higher level of sustainable economic growth.

  The Bradesco Organization's period highlights include:

    On February 11, Bradesco, Banco do Brasil and Banco Santander (Brasil) signed a Memorandum of Understanding to consolidate the operations of their respective External ATM networks such as those installed in airports, gas stations, supermarkets, shopping malls, drugstores and highways. This initiative, the pilot project of which was successfully completed on November 25, 2010, will significantly increase the Network's availability and coverage, making it more efficient than the individual networks used to present;

    On April 23, Bradesco submitted to the Grupo Santander Espanha a proposal to acquire part of the shares held by it in Cielo S.A., corresponding to 2.09% of the capital stock, for R$431.7 million, and in Companhia Brasileira de Soluções e Serviços CBSS, corresponding to 10.67% of the capital stock, for R$141.4 million, concluded on July 13, 2010, which was approved by the competent authorities. On January 24, 2011, the Bank acquired from Visa International Service Association shares issued by CBSS, corresponding to 5.01% of the capital stock, for a total of R$85.8 million. The transaction is pending approval by the proper authorities. With the acquisitions, Bradesco's interest in Cielo rose to 28.65% and in CBSS to 50.01%, expanding its share of the cards market;

    On April 27, Bradesco and Banco do Brasil signed a Memorandum of Understanding to set up a company to administer a Brazilian brand called Elo for credit, debit and pre-paid cards for checking account holders and non-account holders, whose other activities will include acquiring new businesses for private label cards. On August 9, a Memorandum of Understanding was signed with Caixa Econômica Federal, admitting it to the company;

    On June 2, the entire capital of Ibi Services S. de R.L. México (Ibi México) and RFS Human Management S. de R.L., a subsidiary of Ibi México, were acquired for approximately R$297.6 million. The deal includes establishing a twenty-year joint venture with C&A México S. de R.L. (C&A México) for exclusive joint marketing of financial products and services through C&A México's store network;

    On August 19, Bradesco Seguros, jointly with ZNT Empreendimentos and Odontoprev, signed a Memorandum of Understanding with BB Seguros, to form a strategic alliance for the development and marketing of dental products; and

Bradesco	95

Management Report

    On September 2, Bradesco jointly with its subsidiary CPM Braxis S.A. and other shareholders in this company, entered into an agreement with Capgemini S.A., through which Capgemini acquired 55% of the shares issued by CPM Braxis to become its controlling shareholder.

  1. Net Income for the Year

  The results achieved and the remuneration paid to shareholders confirm Bradesco's excellent performance in the year. A detailed analysis of these numbers, including their origin and evolution, is available in the website www.bradesco.com.br/ri, in the Economic and Financial Analysis Report section.

  R$10.022 billion in Net Income for the year, corresponding to earnings per share of R$2.66 and an annualized Return on Average Shareholders' Equity(*) of 22.69%. The annualized Return on Average Total Assets stood at 1.76%, compared to 1.66% in the previous year.

  R$3.369 billion was allocated to shareholders in the form of monthly Dividends, and interim and supplementary Interest on Shareholders' Equity, which was included in the calculation of the mandatory dividend. Thus, R$0.962870 (R$0.857603 net of withholding tax) was attributed to each preferred share, which includes the additional 10%, and R$0.875336 (R$0.779639 net of withholding tax) was attributed to each common share. Dividends and interest on shareholders' equity represented 35.39% of adjusted net income for the year (31.50% net of withholding tax).

  Taxes and Contributions
  A substantial percentage of the Bradesco Organization's earnings, in direct proportion to its volume of operations, was paid to the federal government.

  R$8.989 billion in taxes and contributions, including social security contributions, paid or provisioned in the year.

  Taxes withheld and collected related to financial intermediation totaled R$6.793 billion.

  2. Corporate Strategy

  In 2010, though the global economy underwent difficult moments that are still a cause for concern, Brazil stayed clear of these external uncertainties, exuding confidence that was well supported by the results delivered by a more solid and promising economy.

  Brazil has an agenda to meet. The intense upward social mobility, the pre-salt exploration, the 2014 World Cup, the 2016 Olympic Games, and the new consumption levels of the Brazilian society represent concrete employment possibilities with excellent capacity to leverage the nation's development in the pursuit of an increasingly stronger Brazil backed by an improvement in social indicators.

  Bradesco has constantly sought to position itself in the right place to take on new challenges and opportunities in the competitive banking sector. By creating Regional Divisions in December 2009 and expanding its Board of Executive Officers in 2010, it strengthened its management model, with greater internal integration and effectiveness of its presence, facilitating communication and performance at all levels, thereby reducing the response time and bringing them closer to customers while growing the businesses.

  Present in 100% of the Brazilian cities, Bradesco will continue expanding the coverage of its network to remain beside its customers. This expansion, which has brought positive results over the years, is in fact a successful strategy that provides a solid foundation for continued organic growth. The Bank ended the year with 44,306 service points in Brazil and 12 abroad, up 18.40% over the previous year.

  Bradesco branches, service points, Banco Postal outlets and Bradesco Expresso outlets, in addition to 32,015 ATMs of Bradesco Dia&Noite network and 11,057 of the ATM terminals shared with other banks in the Banco24Horas network, and between Bradesco, Banco do Brasil and Banco Santander -, the Internet Banking and Fone Fácil convenience channels, together with confidence in the Bradesco brand, boost the capacity for the distribution of services, products and solutions, combining efficiency and excellence in customer service.

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Management Report

  Expanding its operational capacity also means reaffirming its role as a bank providing credit for financing the modernization of infrastructure,   industry and commerce in Brazil. This is essential for the economy to function, allowing access to capital for the opening of new businesses as well as making the scenario more favorable for foreign investments. Thus, Bradesco will maintain the criteria that ensure a healthy balance between credit expansion and a safe pre-qualification to reduce default levels, which are fundamental in a scenario of massive consumption, based on strict management and daily collection and recovery of overdue amounts through the Loan Recovery Program (PRC), essential to maintain the results.

  Bradesco will continue to focus in its operational segments, such as investment banking, capital market, private banking and asset management operations, among others, through Bradesco BBI; investments in the high-income segment in the credit card market through Amex; and the insurance, private pension plan and savings bond areas through Grupo Bradesco de Seguros e Previdência.

  The Bank will also continue to expand its essential commercial areas, operating based on the Bank-Insurance model to maintain its profitability and create value for shareholders, in addition to consolidating its leadership in the insurance sector, always seeking to increase revenues from banking operations. The Bank will also maintain its commitment to acceptable risk levels in its operations, while entering into strategic alliances and evaluating acquisition opportunities to strengthen its position in the capital markets.

  Bradesco consolidated its position in several strategic markets abroad. Its subsidiary Banco Bradesco Europe gained strength and now provides asset management, private banking and trade finance services in all countries of the European Union. Bradesco Securities of London and New York were also strengthened as they are fundamental for issuing and distributing securities in these important financial centers.

  Another highlight is the signing of the Memorandum of Understanding by Bradesco, Banco do Brasil and Caixa Econômica Federal to set up a company to administer a Brazilian brand called Elo for credit, debit and pre-paid cards for checking account holders and non-account holders, strengthening its presence in this market niche.

  The growth that the Bank ceaselessly pursues implies substantial investments in two fundamental pillars for banking operations information technology and infrastructure and human resources.

  A sum of R$3.920 billion has been invested to innovate, update and maintain its IT environment using the best practices and technologies available, allowing Business Areas to offer quality products and services to our customers. Considerable investments were also made in training programs for its employees to ensure motivation, innovation and customer focus.

  Respect to consumer, social and environmental responsibility, reliability, security and credibility are imbibed in the corporate culture of Bradesco, which will maintain in its strategic plan three broad-ranging guidelines:

  a) to grow organically, always alert to potential acquisitions, associations and partnerships, fully committed to maintaining secure, high-quality products, solutions and services, and always seeking to improve its operating indexes and indicators;

  b) to identify and evaluate the inherent risks of its activities, applying adequate controls and acceptable levels of risk to each operation; and

  c) to operate in partnership with the capital markets, conducting its business with total transparency, the highest ethical standards and adequate compensation for investors.

  3. Integrated Management System

  The Integrated Management System known as the SAP Business Suite, adopted by the Organization, integrates diverse administrative processes, facilitating relations among the areas, enabling better quality, speed and security for the adequate handling of information.

  Continuous training is provided to users of this tool through on-site and e-learning sessions, which involve Human Resources, Training, Accounts Payable, Fixed Assets, Purchases of Materials and Services, Accounting, Management of Works, Maintenance and Audit.

  4. Capital and Reserves
  R$28.500 billion in Subscribed and Paid-Up Capital Stock at year-end.

  R$19.543 billion in Equity Reserves.

  R$48,043 billion in Shareholders' Equity, up 15.06% in relation to the prior year, equivalent to 7.56% of Assets, totaling R$635.081 billion. As for Consolidated Assets in the amount of R$637.485 billion, Shareholders' Equity under Management stood at 7.61%. Book Value per Share totaled R$12.77.

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Management Report

  On June 10, the Special Shareholders' Meeting resolved to increase the Bank's capital stock from R$26.500 billion to R$28.500 billion, using part of the balance of the "Profit Reserves Statutory Reserves" account, by means of a share bonus program, attributing one (1) new share to every ten (10) existing shares of the same type, through the issue of 342,040,948 new registered, book-entry shares with no par value, 171,020,483 of which common and 171,020,465 preferred. The operation was ratified by the Brazilian Central Bank on June 25, 2010. Thus, the Bank's capital stock came to 3,762,450,441 registered book-entry shares with no par value, comprising 1,881,225,318 common shares and 1,881,225,123 preferred shares.

  On December 17, the Special Shareholders' Meeting resolved to once again increase the Bank's capital stock by R$1.500 billion, taking it from R$28.500 billion to R$30 billion, through the issue of 62,344,140 new registered book-entry shares with no par value, consisting of 31,172,072 common shares and 31,172,068 preferred shares, at the price of R$24.06 per share, for private subscription by shareholders from December 29, 2010 through January 31, 2011, at the ratio of 1.657008936% on the shareholding position of each on the Meeting date (December 17, 2010), fully paid up on February 18, 2011. The capital increase will be submitted to the Brazilian Central Bank for ratification and will consist of 1,912,397,390 common shares and 1,912,397,191 preferred shares for a total of 3,824,794,581 shares.

  The Capital Adequacy Ratio stood at 15.06% in the consolidated financial result and 14.74% in the consolidated economic and financial result, considerably higher than the 11% minimum established by National Monetary Council Resolution 2,099 of August 17, 1994, in conformity with the Basel Committee. In relation to Consolidated Reference Assets, the fixed asset ratio (maximum of 50%, according to the Brazilian Central Bank) was 18.14% in the consolidated financial result and 49.71% in the consolidated economic and financial result.

  Bradesco's Subordinated Debt at year-end amounted to R$26.315 billion (R$5.079 billion abroad and R$21.236 billion in Brazil), R$8.051 billion of which considered eligible as capital and included in Tier II of the Reference Assets adopted when calculating the ratios in the previous paragraph.

  In compliance with Article 8 of Circular Letter 3,068 issued on November 8, 2001 by Brazilian Central Bank, Bradesco declares that it has both the financial capacity and intent to hold until maturity those securities classified under "held-to-maturity securities".

  5. Operating Performance

  5.1 Funding and Asset Management

  In the year, funds raised and managed totaled R$872.514 billion, 24.28% more than in the previous year. All in all, the Bank manages 23.128 million checking accounts, 41.101 million savings accounts with balance amounting to R$53.436 billion, representing 17.97% of the Brazilian Savings and Loan System SBPE.

  R$364.698   billion in demand deposits, time deposits, interbank deposits, other deposits, open market and savings accounts.

  R$295.708 billion in assets under management, comprising Investment Funds, Managed Portfolios and Third-Party Fund Quotas, 19.38% up on the same period in the previous year.

  R$114.495 billion in the exchange portfolio, borrowings and onlendings, working capital, tax payment and collection and related charges, funds from the issue of securities and subordinated debt in Brazil, and other funding.

  R$87.177 billion in technical provisions for insurance, supplementary private pension plans and savings bonds, a 15.36% improvement over the year before.

  R$10.436 billion in foreign funding, through public and private issues, subordinated debt and the securitization of future financial flows, equivalent to US$6.263 billion.

  5.2 Loan Operations

  Bradesco acts towards credit democratization and the continuing expansion and diversification of its funding, increasing its volume of operations through direct financing and partnerships with market agents, as well as individual lines, such as payroll-deductible loans through its extensive branch, service point and Banco Postal network, and the Customer Service Center 0800 Loans.

98	Report on Economic and Financial Analysis - December 2010

Management Report

  R$274.227 billion in consolidated loan operations at year-end, including advances on exchange contracts, sureties and guarantees, credit card receivables and leasing, up 20.23% in the period.

  R$16.290 billion in the allowance for doubtful accounts.

  Mortgages

  In 2010, Bradesco intensified its investments in the Mortgage Portfolio, taking advantage of the positive outlook for the sector with strong demand for mortgage loans, which increased the volume of operations. Bradesco's mortgage portfolio reflects its priority commitment to meeting the demands of homebuyers and giving added momentum to the construction industry, which is a major generator of jobs and a driver of social and economic development.

  The website www.bradescoimoveis.com.br enables querying of projects for sale by real estate developers and partners, and has become an important tool for portfolio growth.
  R$9.128 billion in total funds allocated to this area, enabling the construction and acquisition of 64,449 properties, 93.92% more than in the previous year.

  Onlending Operations

  Bradesco was one of the largest onlenders of BNDES funds, with 18.61% share of the onlending operations, totaling R$17.445 billion, up 96.46% over the same period in the previous year. For the eighth consecutive year, with a volume of R$10.018 billion and 22.24% of the entire system, Bank remained the biggest onlender for micro, small and enterprises.

  R$26.382 billion in the onlending portfolios with internal and external funds, mainly allocated to micro, small and midsized businesses. The number of contracts totaled 212,101.

  R$5.041 billion in guarantees provided to the BNDES, with R$2.184 billion contracted in the year.

  Rural Loans

  The vigorous pace of financing initiatives for crop production, processing and sale reinforce Bradesco as the traditional partner of the agriculture and cattle-raising sector, supporting the opening of new business fronts and the increase in quality and yield of Brazil's agricultural products. The Bank also seeks to offer support for domestic market supply and export growth. The www.bradescorural.com.br website provides the sector with information on agribusiness and loan products and services.

  R$13.804 billion in investments at year-end, representing 132,439 Operations.

  Consumer Financing

  The Bank has a substantial share of consumer financing operations geared towards the acquisition of new and used vehicles, directly or through partnerships, helping create jobs and income and improve the generation and circulation of wealth.

  The partnership with the Programa Floresta do Futuro of Fundação SOS Mata Atlântica (Fundação SOS Mata Atlântica Forest of the Future Program) promotes Ecofinancing, in line with social and environmental responsibility which involves the planting of native tree seedlings for each financed vehicle, aiming to reduce the impact of atmospheric greenhouse gas emissions.

  R$77.598 billion in consumer financing operations.

  Lending Policy

  Bradesco's lending policy is based on businesses that demonstrate diversification and low concentration, are backed by appropriate guarantees and involve individuals and companies in good standing with proven payment capacity. Operations are carried out rapidly, securely and profitably, ensuring quality and liquidity in asset investments.

  Lending authorization limits are imposed on each branch in line with their size and the type of guarantee in order to minimize risks. Specialized credit scoring systems with specific security standards are employed to speed up and support the decision-making process. Loans that go beyond branch authorization limits are centralized, analyzed and resolved by the Credit Department and the Executive Credit Committees located at the Company's headquarters.

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  Loan Portfolio Quality

  The quality of the loan portfolio improved significantly in 2010 over 2009, mainly due to the decline in default rates, as well as the substantial growth of the loan portfolio of new borrowers, thanks to the constant fine-tuning of the credit approval and monitoring models, as well as the improved economic scenario.

  5.3 Loan Collection and Recovery

  Bradesco takes measures to recover overdue loans, with negotiation policies and differentiated payment terms, using such collection channels as call center, bank payment slips, the Internet, friendly collection companies and court collection offices. During the year, it launched the Loan Recovery Program (PRC), which included several initiatives to leverage results, especially 1,012 Business Rooms and 3,959 conciliation court hearings, interacting with the Court of Appeals of Brazil, intensifying the process of renegotiation of overdue loans between the Bank and Customers.

  R$2.677 billion were recovered in 2010, up 57.94% over the previous year.

  6. International Area

  The Bradesco Organization operates in several markets abroad, offering a broad range of products and services through its branch offices in New York, London, Grand Cayman, Buenos Aires, Tokyo, Hong Kong, Luxembourg and Mexico, and through an extensive network of international correspondent banks. In 2010, it restructured its Bradesco Securities units in New York and London. Banco Bradesco Europe, the current name of Banco Bradesco Luxembourg S.A, situated in Luxembourg, also gained institutional strength and with the new offices, is able to meet the demands of these strategic markets. In Brazil, Bradesco has a structure with 12 specialized units and 14 more exchange platforms.

  R$4.189 billion in Advances on Exchange Contracts at year-end, from a total Export Financing Portfolio of US$13.250 billion.

  US$3.203 billion in Foreign Currency Import Financing.

  US$45.560 billion in Export Purchases, up 20.28% on 2009, with 24.70% market share.

  US$34.717 billion in Import Contracting, 40.57% more than the previous year, with a market share of 19.52%.

  US$3.435 billion in medium and long-term public and private offerings on the international market.

  7. Bradesco Shares

  Highly liquid, Bradesco shares were traded in every trading session on the BM&FBovespa - Securities, Commodities and Futures Exchange. It is worth mentioning the preferred shares, which  accounted for one of the highest shares of any component of the Ibovespa Index, with an end-of-year weighting of 2.93%. In 2010 as a whole, common shares appreciated by 7.10% and preferred shares by 12.10% considering Dividends reinvestment and Interest on Shareholders' Equity. Abroad, the Company's shares are traded on the New York Stock Exchange through Level 2 ADRs (American Depositary Receipts) and on the Madrid Stock Exchange as part of the Latibex Index.

  Bradesco shares are included in the BM&FBovespa's Ibovespa and on all the Brazilian stock exchange indices in which financial sector companies can be listed, including the Carbon Efficiency Index (ICO2), the Corporate Sustainability Index (ISE), the Special Tag-Along Stock Index (ITAG), the Special Corporate Governance Stock Index (IGC), the Brazil Indices (IBrX and IBrX50, for the most-traded shares), the Mid-Large Cap Index (MLCX) and Financial Index IFNC. In addition to these Brazilian indexes, Bradesco is also listed on the NYSE's Dow Jones Sustainability World Index and the Madrid Stock Exchange's FTSE Latibex Brazil Index.

  R$38.285 billion in annual traded volume on Bovespa, representing 158.326 million common shares and 1.119 billion preferred shares.

  US$45.069 billion in annual traded ADR volume on the American Stock Market (NYSE), representing 2.564 billion preferred shares.

  8. Market Segmentation

  Bradesco's Market segmentation process focuses on relationship quality, enabling differentiated service and greater speed and increasing productivity gains. It also ensures greater flexibility and competitiveness in the execution of the business strategy, enabling operations to be structured for individuals or companies in terms of quality and specialization.

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  8.1 Bradesco Corporate

  Bradesco Corporate's principle of long-term relationship is an important differential, creating the best solutions for customers and results for the Organization through business units in major Brazilian cities, with specialized customer service for large economic groups whose annual revenues are greater than R$250 million.

  R$234.891 billion in total funds managed by the area, comprising 1,257 economic groups.

  8.2 Bradesco Empresas (Middle Market)

  Management, with a high degree of specialization, of the relation with economic groups with annual revenue between R$30 million and R$250 million, offering a broad portfolio of products and services, in addition to structured operations.

  R$75.280 billion in total funds managed by the area, comprising 30,627 economic groups in all sectors of the economy.

  8.3 Bradesco Private Banking

  Bradesco Private Banking, targeted at high net   worth customers, family holdings and investment companies, with net cash for investments of at least R$2 million, offers its customers an exclusive line of products and services as part of the 'tailor-made' concept and open architecture, including advisory services for allocating their financial assets in Brazil and abroad, as well as advisory services for tax, inheritance, foreign exchange issues, structured operations and non-financial assets.

  8.4 Bradesco Prime

  An innovative concept in relations between the bank and the customer, Bradesco Prime provides customized products and services and complete financial advice for individuals with a monthly income of R$6 thousand or more or an investment capacity of R$70 thousand or more. In addition to an exclusive customer service network for Prime Customers, at the end of 2010 there were 283 Prime branches nationwide in addition to 20 Bradesco Prime facilities at retail branches, specially designed to ensure privacy and comfort for 467,546 customers.

  8.5 Bradesco Varejo (Retail)

  Strategic for Bradesco, the Retail segment provides quality and dedicated service to all the segments of the population, striving everyday to include people without any banking services, thus contributing to social mobility. This way, Bradesco maintains its role as a bank with open doors, which makes every effort for the democratization of banking products and services with the objective of reaching out to the highest number of people in all regions of the country, including those with a lower level of development. The relationship with companies with annual revenue of up to R$30 million, where the focus is on the micro, small and mid-sized companies, consolidates its operations. In December 2010, this segment served more than 22 million current account holders.

  8.6 Banco Postal

  Increasingly present in the lives of Brazilians, wherever they may be whether in large urban centers or in distant towns, Bradesco is source of progress for local communities, especially in areas where there is no banking network, through Banco Postal, a successful partnership between Bradesco and the Brazilian Postal Service. This partnership, in addition to providing support to Bradesco clients throughout Brazil, is an important and dynamic economic driver through the provision of financial products and services. Since its inception in 2002, 5,271 municipalities in all regions of the country have gained access to these services.

  8.7 Bradesco Expresso

  Through a partnership with various establishments, including supermarkets, drugstores, department stores, bakeries and other retail outlets, Bradesco Expresso enables the Bank to increase its market share in the correspondent bank segment. It provides clients and the community with convenient service close to their home or workplace, after working hours, including weekends. On December 31, there were 26,104 accredited establishments.

  9. Products and Services

  9.1 Bradesco Cards

  Bradesco offers its customers the most complete line of credit cards in Brazil, including Visa, American Express, MasterCard and private label cards, the latter for exclusive use in associated networks.

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  In 2010, due to the growth and potential shown by this product, Bradesco signed a memorandum of understanding with Banco do Brasil and Caixa Econômica Federal to set up a company to administer a Brazilian brand called Elo for credit, debit and pre-paid cards for checking account holders and non-account holders.

  In the Private Label segment, Bradesco issues cards through operating agreements and joint ventures with retail store chains operating in the consumer electronics, supermarkets, department stores, apparels, drugstore and cosmetics segments.

  Most notable are agreements with Casas Bahia, Comper, Carone, Dois Irmãos, G. Barbosa, Coop, LeaderCard, Esplanada (Deib Otoch Group), Luigi Bertolli, Panvel, Drogasil, O Boticário and Colombo. Through Ibi, an important credit card issuer in the private label segment, the Bank established 793 joint ventures with C&A, Makro, Modelo, Arco-Íris, Cattan, Clube Angeloni and Camisaria Colombo, among others. These alliances are an important means for acquiring and expanding the customer base and providing access to banking products and services, as well as helping to gain customer loyalty.

  Since 1993, Bradesco has entered into partnerships to issue the SOS Mata Atlântica, AACD, APAE, Casas André Luiz and the Cartão Amazonas Sustentável cards, with the purpose of promoting social and environmental initiatives, transferring a portion of annual card fees to philanthropic entities.

  The acquisition of Ibi México and RFS Human Management was concluded in 2010. The deal includes a 20-year partnership with C&A Mexico for the sale of financial products and services exclusively in the latter's store network.

  Since October 2010, the processing of Bradesco Visa and MasterCard credit cards has been carried out by Empresa Fidelity Processadora e Serviços S.A. It was the biggest migration of its kind in Latin America and was a tremendous success.

  R$75.561 billion in revenues from credit cards, up 36.63% on the previous year.

  145.215 million credit and debit cards in circulation (86.475 million credit cards and 58.740 million debit cards), 9.30% more than in 2009.

  R$28.250 billion in loans generated by the card business, comprising loans to cardholders, advances to merchants and financing for cash and installment purchases, exceeding the year-end 2009 balance by 29.13%.

  R$4.202 billion in fee income, mainly commissions on debit and credit card purchases and other fees.

  9.2 Cash Management Solutions

  Advanced technology and innovative processes enable Bradesco to offer customized solutions for accounts receivable and payable, as well as collections of taxes and fees solutions for all corporate segments, in addition to government bodies and public service concessionaires, with a specialized team providing excellence in their services.

  In the provision of services, it is worth mentioning the leadership of Bradesco's registered Collection, with 28.20% market share, in addition to processes for the structuring of the Production Chains involving companies, their customers, suppliers, distributors and employees. The bank also offers the Bradesco Franquias & Negócios program, the objective of which is to create a competitive and sustainable position for the franchise sector.

  On the international market, companies can count on the Global Cash Management division, which offers customized cash management solutions in partnership with 22 foreign banks.

  In 2010, Bradesco was the market leader in the number of customers that joined the Authorized Direct Debit (DDA) (2.254 million registered bills) and continuing the process of innovating this system, it provided its customers with the option to schedule or pay the payment slips through SMS messages over mobile phones.

  116.758 million documents received pertaining to federal, state and municipal taxes and other contributions.

  271.814 million documents received pertaining to electricity, water, gas and phone bills, 56.503 million of which paid via automatic debit from checking and savings accounts, a highly convenient system for clients.

  709.834 million receipts via Bradesco collection, check custody, identified deposits and OCT (credit order by teleprocessing) services.

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  337.792 million payment operations through Pag-For Bradesco systems book payment to suppliers, Bradesco Net Empresa and electronic payment of taxes, allowing companies to manage their accounts receivable.

  9.3 Product and Service Solutions for Government Authorities

  Bradesco offers specialized services to Government Entities and Departments of the Executive, Legislative and Judiciary Branches at the federal, state and municipal levels, in addition to independent government agencies, public foundations, state-owned and mixed companies, the armed forces (Army, Navy, and Air Force) and Reserve Forces (Federal, Military and Civil Police), notary officers and registers, through exclusive Service Platforms located throughout Brazil providing customized products, services and solutions.

  In 2010, Bradesco's business dealings included: a Financing Portal for the pre-salt supplier chain - Portal Progredir, in a partnership with Petrobras; the acquisition of payroll for government employees in the state of Pernambuco, adding approximately 218 thousand new account holders to the Bank's customer base; and the offering of the innovative new product Biometrics Security on the Palm of your Hand, for the personal identification of INSS (Social Security) beneficiaries, facilitating the annual registration required by the government body. Bradesco is the largest payer among private banks a total of 6.180 million retirees and pension plan beneficiaries receive their benefits through Bradesco.

  The site www.bradescopoderpublico.com.br presents Corporate Payment, Collection, HR and Treasury solutions with an area exclusively for government employees and members of the armed forces.

  9.4 Qualified Services for the Capital Markets

  Appropriate infrastructure and specialized professionals enable Bradesco to offer a broad range of solutions and services to the capital markets, such as: Bookkeeping of assets (shares, Brazilian Depositary Receipts (BDRs), investment fund quotas, certificates of real estate receivables (CRIs) and debentures); qualified custody of securities; custody of shares for coverage of Depositary Receipts (DRs); controllership of investment funds (CVM Rule 409 funds and Structured Funds) and portfolios under management; trustee for investment funds; offshore funds; custody and representation for foreign investors; agent bank services, depository services (escrow account trustee services) and clearing services. According to ANBIMA's asset custody rankings, Bradesco has led the domestic segment since April 2007.

  Custody and Controllership of Investment Funds and Portfolios under Management

  R$728.662 billion in investment fund, portfolios and DRs under custody, according to the methodology adopted for the ANBIMA ranking.

  R$818.573 billion in funds and portfolios using controllership services, according to the methodology adopted for the ANBIMA ranking.

  21 Registered DR programs, with a market capitalization of R$120.661 billion.

  Asset bookkeeping

  233 companies comprising Bradesco's book-entry share system, totaling 8.500 million shareholders.

  150 companies with 202 issues comprising Bradesco's debenture bookkeeping system, with a current value of R$161.928 billion.

  153 investment funds comprising Bradesco's quota bookkeeping system, with a current value of R$20.687 billion.

  3 registered BDR programs, with a market capitalization of R$448.863 million.

  Escrow Account trustee

  4.818 contracts, at a financial volume of R$7.714 billion.

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  10. Organizational Structure Bradesco Customer Service Network

  Present in 100% of Brazilian cities and several locations abroad and structured to offer highly efficient, quality products, services and solutions, Bradesco Organization's Service Network, stands beside its customers - even those in the most distant regions, lacking banking services - on board Voyager III, a vessel that brings financial products and services to riverside communities in Amazonas. To increase its presence and coverage, Bradesco successfully began a project to share ATM terminals with Banco do Brasil and Banco Santander. In addition to reducing costs and increasing efficiency, this move allows customers to rely on increased practicality and convenience in performing transactions.

  Reaffirming its commitment to bank inclusion, in January 2011, Bradesco inaugurated the branch Comunidade Cidade de Deus, located in the Western Rio de Janeiro, with approximately 120 thousand inhabitants and 400 companies nearby. Since 2009, there is a Bradesco branch in the community of Heliópolis, the largest community of the state of São Paulo, and in Paraisópolis, where activities began in 2010. Bradesco is constantly seeking bank inclusion, providing citizens with possibilities to manage their budgets, both safely and efficiently.

  On December 31, Bradesco had 44.318 outlets, distributed as follows:

  6,551 Branches, PABs (Banking Service Branch) and PAAs (Advanced Service Branch) in Brazil (Branches: Bradesco 3,604, Banco Bradesco Financiamentos 19, Banco Bankpar 2, Banco Bradesco BBI 1, Banco Bradesco Cartões 1 and Banco Alvorada 1; PABs: 1,263; and PAAs: 1,660);

  4 Branches Overseas, with 1 in New York, 2 in Grand Cayman and 1 in Nassau, Bahamas;

  8 Subsidiaries Overseas (Banco Bradesco Argentina S.A. in Buenos Aires, Banco Bradesco Europa S.A. in Luxembourg, Bradesco Securities, Inc. in New York, Bradesco Securities UK Limited in London, Bradesco Services Co. Ltd. in Tokyo, Cidade Capital Markets Ltd. in Grand Cayman; Bradesco Trade Services Limited in Hong Kong; Ibi Services, Sociedad de Responsabilidad Limitada in Mexico);

  6,203 Banco Postal Branches;

  26,104 Bradesco Expresso service points;

  1,557 PAEs Electronic Service Branches in Companies; and

  3,891 External Terminals of the Bradesco Dia & Noite (Day&Night) ATM network and 9,765 Banco24Horas ATM network, and shared information among Bradesco, Banco do Brasil and Banco Santander, with 1,999 common points shared by the networks.

  Bradesco Branches are recognized for the functionality and comfort of their environments, their diverse array of equipment and large and modern ATM rooms that operate with extended hours, facilitating and speeding up operations, in addition to saving time for account holders and users, without ever losing the personal contact and warmth that characterize Bradesco's relations and presence in relation to each and every customer. Bradesco Prime Branches offer customers with personalized services and complete financial advisory; in the Middle Market, Bradesco Empresas Branches provide services with a matching level of quality and specialization.

  Bradesco's Dia & Noite (Day & Night) ATM network, with a total of 32,015 machines, 31,460 of which operate on weekends and holidays, are spread throughout strategic points in the country and provide quick and practical access to a wide range of products and services. The 11,057 shared-use machines enable Bradesco Customers to withdraw cash, issue bank statements and consult balances, loans, payments and fund transfers between accounts.

  Bradesco is a pioneer in Brazil in the use of the biometric scanning system "Bradesco Security in the Palm of Your Hand", which allows clients to be identified by reading the vein patterns in the palm of their hand and also serves as a complementary password for ATM users. At the end of the year, this technology was available on 18,176 terminals, with 105.892 million uses.

  Bradesco's ATM equipment is adapted for users with physical and visual handicaps. In addition to the Internet Banking services, bank statements are available in Braille or with large fonts for the visually impaired. Personal service in digital language via the Fone Fácil telephone service is available for those with hearing impairment.

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  The Bradesco Portal brings together a number of transactional and institutional sites that provide users with access to several different types of operations, with speed and security through the use of the Bradesco Security Key System.

  At the site www.bradesco.com.br users can find the Bank's products, while the Bradesco Prime, Private, Empresas (Middle Market) and Corporate divisions can be found at their own specific sites. For the Executive, Legislative and Judicial Branches of the Federal, State and Municipal government, the Bank provides products and services through its Bradesco Government Authority website, complete with payment and receivable solutions, in addition to access to the Bradesco Net Empresa website, where Corporations may perform banking transactions with the utmost security, provided through digital certification and electronic signatures.

  ShopCredit a website specialized in Loans and Financing Lines-allows individual and corporate clients to have access to detailed information on Bradesco's complete credit portfolio, including simulators for calculating personal loans, overdraft facilities, consumer credit, leasing, mortgages, rural loans, Finame financing lines, auto insurance and other products.

  The website Bradesco ShopInvest allows users to monitor financial markets, invest in stocks, receive online quotes, make investments and redemptions, simulate calculations, contract private pension plans, invest in savings bonds and much more.

  The Fone Fácil Bradesco channel provides access, by phone, both day and night, seven days a week, through personalized electronic service, effectively expanding the range of new opportunities for conveniently and securely conducting business, receiving information and using banking products and services.

  With the Bradesco Celular mobile phone service, customers may access a number of financial services from wherever they may be, with mobility and security. Customers have access to a number of services, such as: balance consults, scheduling and payment of bills, transfers, loans and pre-paid mobile phone recharges, among others, as well as information on products and services.

  11. Bradesco Companies

  11.1 Insurance, Private Pension and Savings Bonds

  With a history marked by financial solidity and product innovation in insurance, private pensions and savings bond, Grupo Bradesco de Seguros e Previdência continues to lead among the conglomerates operating in these sectors in Latin America.

  R$2.918 billion in Net Income in the insurance, private pension and savings bond business in 2010, with Return on Average Equity (ROAE) of 26.15%.

  R$11.913 billion in Shareholders' Equity for growth of 7.06% in relation to 2010.

  R$105.009 billion in Total Assets.

  R$96.548 billion in free investments and for covering Technical Provisions.

  R$30.672 billion in revenue from insurance premiums, private pension plan contributions and revenue from savings bonds.

  R$20.682 billion in indemnifications, drawings and redemptions paid by Grupo Bradesco de Seguros e Previdência in the fiscal year.

  11.2. BEM Distribuidora de Títulos e Valores Mobiliários Ltda.

  Highly specialized in the fiduciary management of third-party funds in the institutional segment.

  R$91.380 billion under management on December 31, distributed across 607 investment funds and a total of 7,274 investors.

  11.3 Bradesco Leasing

  Specialized in operational agreements with large manufacturers and resellers, Bradesco Leasing operates through complete integration with the Bank's Branch network and dedicates itself to business with vehicles, aircraft, machines and equipment.

  R$16.366   billion in balance invested on December 31, 2010, with 56,717 operations contracted in the year.

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  614,222 leasing agreements in force at year- end, demonstrating the low concentration in this business.

  11.4 Bradesco Administradora de Consórcios Ltda.

  Supported by the Bradesco Brand and the Bank's service network, and present in all Brazilian cities, Bradesco Consórcios has gained leadership in the Real Estate, Automobile and Truck/Tractor segments.

  471,620 active quotas at year-end, with 229,499 new quotas sold.

  R$22.329 billion in revenue.

  11.5 Banco Bradesco Financiamentos S.A.

  Banco Bradesco Financiamentos directly offers customers with credit financing lines for acquiring vehicles, leasing operations, by means of Bradesco Financiamentos, and payroll deductible loans, by means of Bradesco Promotora.

  Bradesco Financiamentos operates through its extensive network, which maintains agreements with 24,195 partners throughout the country, including Resellers and Concessionaires of Light Vehicles, Heavy Vehicles and Motorcycles, specialized in Vehicle Financing and Leasing, with CDC and Leasing solutions using own resources or onlending for those who may or may not be Bradesco customers. Bradesco Promotora, for its part, focuses on extending payroll-deductible loans to retiree and pension beneficiaries of the INSS social security system, Federal, State and Municipal employees, employees of accredited private companies, as well as the sale of related products (insurance, savings bonds, cards, consortium plans and others) to both account holders and the general public. With over 300 correspondent banks, Bradesco Promotora already operates in partnership with 2,475 Bradesco retail branches.

  R$1.208 billion in Net Income in 2010.

  R$61.367 billion in Consolidated Assets.

  R$30.694 billion in the Loan Portfolio.

  11.6 Banco Bradesco BBI S.A.

  As the Organization's Investment Bank, Bradesco BBI conducts equity and fixed income operations, structured operations, mergers and acquisitions, project financing and private equity through its Investment Banking intermediary. It also is the controller of the operations of Bradesco Corretora de Títulos e Valores Mobiliários, Ágora Corretora de Títulos e Valores Mobiliários, BRAM - Bradesco Asset Management and Bradesco Securities Inc.

  In 2010, it took part in major market operations, specifically as the Lead Coordinator of the Petrobras Initial Public Offering of common and preferred shares, in the amount of R$120 billion, the largest capitalization in world history, as well as coordinator of the Public Offer of Simple Debentures by BNDESPAR, in the amount of R$2.025 billion. In the same period, BBI coordinated operations equal to 80.45% of the volume of issues registered at the Securities and Exchange Commission of Brazil (CVM), attesting to its expertise in identifying the best alternatives for capitalizing companies and expanding their businesses, complemented by high-end services for investors.

  R$144.823 billion in deals coordinated in 2010, which included issues of primary and secondary shares, debentures, promissory notes, Receivables Securitization Funds (FIDCs) and mortgage-backed securities.

  BRAM - Bradesco Asset Management S.A. DTVM

  BRAM holds a prominent position in the asset management industry through its extensive experience and specialization, providing services to several segments, such as Bradesco Prime, Bradesco Empresas, Corporate, Private, Retail and Institutional Investors.

  R$197.527 billion in assets under management on December 31, distributed across 539 investment funds and 221 managed portfolios, and reaching 3,118,828 investors.

  Bradesco S.A. Corretora de Títulos e Valores Mobiliários

  Bradesco Corretora is recognized as one of the most important brokers on the Brazilian market, with significant market interest in shares and futures, providing support to operations by means of its 21 Salas de Ações (Share Rooms), distributed throughout several Brazilian cities, trading desks and the electronic operations system: Home Broker and Bradesco Trading.

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  The exclusive Automatic Stock Trading System (SANA) enables greater participation by small investors in the stock market, facilitating the purchase and sale of shares on the stock exchange in small lots, and the intermediation of public offerings through computer terminals located at Bradesco bank branches.

  Bradesco Corretora was the first brokerage firm to provide customers with Direct Market Access
  (DMA), which is a pioneering service for routing orders via computer, allowing investors to place buy and sell orders directly in the derivatives markets on the BM&FBOVESPA. It also excels in providing investment and economic analyses to clients, and covers a broad universe of companies and sectors, representing in Brazil non-resident investors in the financial and capital markets, for the administration of investment clubs and for custody services for non-institutional companies and individuals.

  Bradesco Corretora was the champion of Carteira Valor for the third consecutive year, an award presented by Valor Econômico newspaper for the most profitable portfolio in the year.

  R$87.184 billion in financial trading volume on the stock market of the BM&FBOVESPA in 2010, corresponding to 2,584,384 orders to buy and sell stock provided to 69,852 investors.

  9.862 million contracts traded on the derivative markets of the BM&FBOVESPA, for financial trading volume of R$853.602 billion.

  R$17.944 billion in financial trading volume via the Home Broker Internet trading system, corresponding to 1,688,615 orders to buy and sell stock.

  78,007 clients registered in the Fungible Custody Portfolio at year-end 2010.

  Ágora Corretora de Títulos e Valores Mobiliários S.A.

  Structured to offer the best services to its customers, Ágora Corretora was one of the pioneers of the online trading system with the creation of Home Broker and with innovations to fixed brokerage model that transformed the current brokerage market.

  Ágora Corretora handles all types of operations on the BM&FBOVESPA, specializing in equity investments and products tailored to the various investor profiles, as well as investment funds, BM&F, direct treasury services and investment clubs. In addition to trading tools developed for each investor profile: Home Broker, Home Broker 2.0, Ágora Trade Pro and Ágora Mobile.

   Through the portal www.agorainvest.com.br, clients gain access to exclusive content, such as sector and company reports, recommended portfolios and extensive programming on Ágora TV, where its team of analysts provides daily follow up of domestic and international markets, as well as programs on company analyses and interviews with representatives of major corporations. The relationship with its clients is marked by intense interactivity, which includes social networks, forums, chats and video chats on a variety of issues involving the financial market.

  R$64.888 billion in financial trading volume handled by the Home Broker system, corresponding to 1,407,378 orders to buy and sell stock.

  Overseas Brokerages (Bradesco Securities, Inc. and Bradesco Securities UK Limited)

  Bradesco Securities, Inc. provides services to clients in the U.S, market, in New York, and Bradesco Securities UK Limited, based in London, provides services to clients in the European market involving stock brokering through ADRs, as well as shares listed on the local stock exchanges. They also operate as broker-dealer in the distribution of public and private securities to international investors.

  Private Banking

  Made up of highly qualified and specialized professionals, Private Banking offers personalized services to individuals, family holdings and holding companies with R$2 million in net funds available for investment, as well as an exclusive line of products and services that are complemented by special advisory services in the area of asset allocation both in Brazil and abroad, tax issues and succession.

  12. Corporate Governance

  Bradesco presence in the Brazilian capital markets began in 1946, when the bank's stock was listed on Brazilian exchanges (BBDC3 common share and BBDC4 preferred share), just over three years after the company's founding. In 2001, its shares began trading on the New York Stock Exchange (American Depositary

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  Receipts ADRs Level II BBD) and on the Madrid Stock Exchange Spain (Latibex - XBBDC). In the same year, it voluntarily adhered to the requirements of the Level 1 Special Corporate Governance Segment of the BM&FBOVESPA Securities, Commodities & Futures Exchange, the guidelines of which were updated in 2010.

  Bradesco's Management is made up of the Board of Directors and Board of Executive Officers. Members of the Board of Directors are elected annually by the Shareholders' Meeting, and in turn elect the members of the Board of Executive Officers in internal meetings.

  The Fiscal Council, a non-permanent body, has been installed on an annual basis since 2002. The Annual Shareholders' Meeting held on March 10, 2010 resolved to maintain the body, which is composed of three members and three alternate members, with terms of office lasting until 2011 and with one member and one alternate member selected by the preferred shareholders.

  The Bradesco Organization is constantly seeking to improve its governance practices, under the supervision of the Board of Directors, responsible for defining and monitoring of global strategies and supervision of internal controls, especially those regarding risk management - a theme that today is widely considered to be synonymous with sustainability.

  In addition to 100% tag-along rights for common shareholders and 80% rights for preferred shareholders, Bradesco maintains an attractive Dividend Policy, guaranteeing a mandatory minimum dividend of 30% of adjusted net income, which is higher than the minimum percentage of 25% established by Federal Law 6,404/76. The preferred shares also assure their holders dividends 10% higher than the level attributed to the common shares. In recent years, the Bank has paid out percentages above the mandatory level of 30% provided for by its Bylaws.

  Its Policy for Related Parties Transactions consolidates the Company's procedures for transactions involving related parties, in accordance with the rules issued by regulatory agencies and seeking transparency in the process. The Policy for Disclosure of Material Events or Facts and the Policy for Trading in Securities Issued by Bradesco establish the highest standards of conduct for, primarily, its controlling shareholders and administrators.

  Since 2009, material regarding Shareholders' Meetings has been published on Bradesco's online internet portal and sent to BM&FBOVESPA and the Brazilian Securities and Exchange Commission approximately 30 days before the meetings in question, while the Brazilian legislation requires that documents be sent at least 15 days before meetings.

  In September 2010, Bradesco received the Gamma 7 Score (Governance, Accountability, Management Metrics and Analysis), on a scale of 1 to 10, from Standard & Poor's Governance Services, and was the first Brazilian company to do so publicly. It is worth noticing that the highest score disclosed in the world market was 7+. Additionally, Bradesco received the AA rating (Corporate Governance Best Practices) from Austin Rating.

  In accordance with CVM Rule 381, during the fiscal year, the Bradesco Organization neither contracted from nor rendered services to PricewaterhouseCoopers Auditores Independentes that were not related to the external audit in an amount exceeding 5% of the total cost of this audit. The policy adopted is in line with the principles of preserving the auditor's independence, which are based on generally accepted international criteria, i.e., the auditor should not audit its own work, perform managerial duties at his client or promote the interests thereof.

  12.1. Internal Controls and Compliance

  The structure of the staff, with their absolute dedication, combined with the investments in technology and training, created the conditions necessary for Bradesco's management of internal controls and compliance are effective, comply with the regulatory requirements and is aligned with international standards.

  The Organization's process, system flows and controls are continuously revaluated and tested. The effort enjoys the full involvement of the Bank's various areas, the Internal Controls and Compliance Committee and the Audit Committee, and generates reports that are submitted to the Board of Directors. This process is in line with the principal control frameworks, such as the Committee of Sponsoring Organizations of the Treadway Commission (COSO) and the Control Objectives for Information and Related Technology (COBIT), which encompass the business and technology aspects, respectively, and also complies with the requirements of the Public Company Accounting Oversight Board

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  (PCAOB) and of Section 404 of the Sarbanes- Oxley Act in the United States.

  In compliance with Section 404 of the Sarbanes- Oxley Act, a report that certifies internal control adequacy, was filed at the Securities and Exchange Commission (SEC) in June 2010 jointly with the financial statements in US GAAP.

  For the certification for fiscal year 2010, control assessments and tests already conducted have not identified any deficiencies that could jeopardize certification of internal controls.

  Prevention of Money Laundering and Terrorism Financing

  Bradesco maintains specific policies, processes and systems to prevent and/or detect the utilization of its structure, products and services for money laundering purposes or to finance terrorism.

  Meaningful investments are made in employee training, with programs in various formats, including informative brochures, videos, e-learning courses and on-site lectures for areas requiring these activities.

  Suspicious or atypical cases are assessed by a commission that includes several areas and departments regarding the relevance of submitting to the proper authorities.

  The program is sponsored by the Executive Committee to Prevent Money Laundering and Terrorism Financing, which holds quarterly meetings to evaluate the works and the need to adopt measures, with a view to aligning the procedures to the rules issued by regulatory agencies and the best national and international practices.

  Independent Authentication of Models

  Internal models to support business, whether created based on statistical data or the knowledge of specialists, facilitate the approach of critical subjects; the perfection of processes; the standardizing and streamlining of decisions within the context they are subject.

  Bradesco maintains a continuous process that critically analyzes Internal Models, guaranteeing quality and proper responses.

  A specialized area, independent from those that create or use the models, is responsible for this process.

  It provides reports of its activities andresults to managers, Internal Auditors and the Integrated Risk Management and Capital Allocation Committee, complying with the best practices and guidelines of the New Capital Accord Basel II and the requirements of the Brazilian Central Bank.

  Information Security

  Composed of a set of controls, procedures, processes, organizational structures, policies and rules, Information Security seeks to protect data with respect to confidentiality, integrity and availability. The basis for the protection of information assets are described in Bradesco's Information Security Policy and Rules.

  Based on best international standards and practices, corporate awareness and training programs and the policy and rules, its focus is to protect the customers' exclusive data and the Organization's strategic information.

  The Corporate Security Executive Committee meets on a quarterly basis to examine and approve guidelines, measures and orientations that support the processes and procedures concerning Information Security at the Organization.

  12.2. Information Disclosure and Transparency Policies

  In its relationship with the market in general, Bradesco discloses a number of periodic publications to provide as much transparent and quality information as possible. The newsletter Cliente Sempre em Dia, with circulation of 400 thousand copies, and the PrimeLine, with circulation of 187 thousand copies, are distributed on a bimonthly basis; the newsletter Acionista Sempre em Dia, with circulation of 38 thousand copies and the periodicals Revista Bradesco, with circulation of 10 thousand copies are distributed on a quarterly basis. Each year Bradesco also publishes its Management Report and Sustainability Report and also publishes on its investor relations website www.bradesco.com.br/ri the Economic and Financial Analysis Report, which is a detailed compilation of the data most requested by its specialized readers.

  12.3. Investor Relations IR

  The Investor Relations Department provides a direct relationship with both individual and corporate customers, in Brazil and abroad. Its interactivity plays a fundamental role at Bradesco and is beneficial for the market, enabling investors to form accurate assessments of the Bank, as well as for the company itself, which gains important insights into the opinions and performance of the financial community.

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  Shareholders, investors and market analysts can go to the Portuguese or English versions of the Investor Relations website at www.bradesco.com.br/ri to receive clear, timely and comprehensive information, which includes company profile, historical data, ownership structure, management reports, financial results, APIMEC meetings, as well as other information of interest to the financial market.

  To better disclose the Bank's performance to the capital markets, during Bradesco held 18 meetings sponsored by the Capital Market Professionals and Investors Association (Apimec) and one National Investors Institute (INI) Meeting, with the participation of over 4 thousand people, with 13 meetings broadcast live over the internet, simultaneously translated into English, attracting over 22 thousand viewers. In an innovative move, the São Paulo event was also transmitted to iPhones, iPads and Android-equipped phones.

  To disclose its results of the year, Bradesco maintained the video chat, promoted 130 internal and external meetings with analysts, 76 conference calls and 24 events abroad, and communicated 580 times with investors via the Fale com o RI (Contact the IR Department) service available on the website.

  12.4. Bradesco Ombudsman

  Alô Bradesco, the first communication channel with the general public in the financial market, was created in 1985, five years before the issue of the new Consumer Defense Code, to register and handle the complaints and suggestions of the Bank's clients.

  The Ombudsman Department enhances the values that guided the creation of Alô Bradesco and features an Ombudsman, providing an extra channel for an open and direct dialogue with clients and users. To comply with the complaints, the department reaffirms its commitment to customer satisfaction, taking into consideration trends and demands.

  379,520 contacts registered in 2010.

  13. Integrated Risk Management

  13.1 Risk Management

  Risk management is a highly strategic activity due to the growing complexity of services and products offered and the globalization of the Organization's business, and for this reason it is always enhanced.

  The Organization's decisions are made based on factors that combine return on previously identified risk, measured and evaluated, creating conditions to reach the strategic objectives and providing for the institution's strengthening.

  The Organization approaches risk management in an integrated manner, unifying policies, processes, criteria and methods used to control risks through a statutory body, the Integrated Risk Management and Capital Allocation Committee, which is sponsored by specific management committees and policies approved by the Board of Directors.

  13.2 Credit Risk

  Credit risk management is a continuous and evolutionary process of mapping, measuring and diagnosing the models, instruments and procedures in place, and requires a high degree of discipline and control when analyzing the operations carried out in order to preserve the integrity and independence of processes. Credit risk management considers all aspects related to the loan granting process, such as credit concentration, guarantees and terms, seeking to guarantee the expected quality of the portfolio.

  The Organization continuously maps all activities that could generate exposure to credit risk, each being classified by probability and magnitude, in addition to identification of the risk-bearing activity's managers, measurement and plan for mitigation. Control is exercised on a centralized and standardized corporate basis.

  13.3 Market Risk

  Market risk is carefully monitored, measured and managed. The Organization's market risk exposure profile is conservative and guidelines are monitored independently, on a daily basis.

  Market risk control is performed by all of the Organization's companies on a centralized, corporate basis. All activities exposed to market risk are mapped, measured and classified by probability and magnitude, with their respective plans for mitigation duly approved by the governance structure.

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  13.4 Liquidity Risk

  The Organization's liquidity policy defines not only the minimum levels that must be observed, including considerations of stress scenarios, but also the types of financial instruments in which funds should be applied and the operational strategy to be used if needed.

  Liquidity risk management process involves the daily monitoring of the composition of available funds, the observance of the minimum liquidity level and the contingency plan for stress situations. The control and monitoring of positions is conducted in a centralized manner.

  13.5 Operational Risk

  The Organization considers the management of operational risk to be essential to the generation of added value. This risk is controlled in a centralized manner through identification, measurement, mitigation plans and management of operational risks, on a consolidated basis and by each company.

  Among the plans for mitigation of operational risk, one of the most important is business continuity management, formal plans to be adopted during crisis situations, assuring the recovery and continuity of business, in turn preventing or mitigating financial losses.

  13.6 Risk Factors and Critical Accounting Policies

  In its website bradesco.com.br/ri Reports and Spreadsheets-SEC Reports, Bradesco discloses risk factors and critical accounting practices, in accordance with international best practices in transparency and corporate governance and with US GAAP. These factors include the potential political and economic situations in local and international markets that could directly impact the day-to-day operations, and consequently the Bank's financial situation.

  14. Intangible Assets

  Bradesco's market capitalization based on its stock price at the end of the fiscal year was R$109.759 billion which corresponds to 2.29 times its book value of R$48.043 billion. An expressive appreciation in the year of 6.36%, a reflex of the market recovery and driven by the gain in intangible assets, which, although not reflected on the balance sheet, are perceived and assessed by investors.

  Bradesco's strategic planning always seeks the best results, setting realistic goals that take into consideration: the value of the Bradesco brand; the best practices for corporate governance and culture; the scale of its businesses; the many relationship channels that exist between the various publics and the Organization; an innovative information technology policy; the broad diversification of its products, services and solutions and the coverage and reach of its Customer Service Network, which is present in all of Brazil's municipalities, as well as overseas; a dynamic and responsible policy for its social and environmental responsibility; a robust human resources policy that: a) provides a more solid relationship among all employees and consequently increases the higher level of mutual confidence; b) indicates the opportunities for valuing professionals and their development; c) substantially reduces the staff turnover rate and associated costs; and d) cultivates, at all levels, a long-term vision, which is inherently linked to sustainability.

  14.1. Bradesco Brand

  The Bradesco Brand was considered the most valuable in Brazil and the most valuable in the banking sector among financial institutions in Latin America, according to surveys prepared by the international consultant Brand Finance, in a partnership with the British magazine The Banker; the most valuable brand in the country, for the fourth consecutive year, according to the survey performed by the consultant Brand Finance South America and the magazine The Brander, which analyzed 100 corporate brands in Brazil; the most valuable brand in Brazil, according to a survey performed by the specialized consultant BrandAnalytics/MillwardBrown for the magazine IstoÉ Dinheiro; and the most valuable brand in the country in 2010, among institutions in the financial sector, according to the consultant Superbrands.

  14.2. Human Resources

  The Bradesco Organization recognizes the ability of the performance and potential for achievement of its employees as the basis for continuation of its business. The Company's Human Resource Management Policy maintains a model of excellence, guided by respect and transparency in relations, continuous investment in development, sharing of knowledge and the value of human beings, without discrimination, providing employees with opportunities for continuous professional growth in a healthy and ethical environment, always preserving the Bank's objectives.

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  Training and qualification programs are ermanently given to the Bank's staff, which comprise 75,375 employees at Banco Bradesco and 19,873 employees at subsidiary companies. The training courses focus mainly on operating, technical and behavioral areas, serving all professionals' with the same quality standard, guaranteeing diversified services marked by excellence.

  The Organization has teams of specialized instructors and a robust infrastructure further the pursuit of knowledge in issues related to the needs of the market, the economic environment and the demands posed by technological advances.

  Investing in the qualification of its employees is a strategic action capable of helping achieving results, in addition to being essential to keeping up with changes in the market. Therefore, Bradesco promotes managerial development programs through specialization courses, courses at the graduate level and MBAs in the fields of economics, business administration and law, in partnership with consultancies, universities and business schools.

  In 2010, Bradesco continued its Advanced Development Program, through which it has been allowing its executives time to study in top universities abroad, in order to develop and improve on technical and personal abilities, thereby guaranteeing the continuous improvement of Management processes by adding global knowledge and encouraging executives to spread the information they learn among other employees.

  Ever-increasing investment in training, taking advantage of the potential of technological innovations, has also allowed the Bank to expand on its educational resources, providing on-site or distance training through video training, brochures, e-Learning, videoconferences, treinamento telepresencial, etc. Among the important initiatives, one of the most outstanding is TreiNet Training by Internet/Intranet, which, with extensive coverage, allows the Organization's employees to take part in distance learning. 1,239,725 employees participated in the program during the fiscal year, proof of its importance and coverage.

  The assistance benefits aimed at improving the quality of life, wellbeing and safety of employees and their dependents benefited 194,169 lives at the end of the year. These included:

    Healthcare plans;

    Dental plans;

    Private pension and retirement plans;
    Group life and personal accident insurance;
    and
    Group auto insurance.

  Bradesco was one of the 150 Best Companies to Work For in Brazil, in the Large Company category, according to Guia Você S/A Exame As 150 Melhores Empresas para Você Trabalhar 2010 (Você S/A Exame Guide - The 150 Best Companies to Work For in 2010). The Bank has figured in this ranking for 12 years, 2010 being the 11th consecutive year. The Bank was also the winner of the award Desafio de RH (HR Challenge), promoted by Guia Você S/A Exame, in a partnership with Fundação Instituto de Administração of Universidade de São Paulo (FIA-USP). It also ranked among the 100 Best Companies to Work for in Brazil for the 11th straight year, according to a survey conducted by the magazine Época and based on the evaluation of the Great Place to Work Institute, the only bank among the 25 Best Companies.

  It was also ranked one of the 50 Best Companies for Executives in Brazil. For the fourth consecutive year, Bradesco ranked the 100 Best Companies in the Organizational Human Development Index (IDHO) in 2010, being elected the Company of the Year in 2010, and, for the 3rd consecutive time, it ranked the list of the Best 10, in a survey conducted by the magazine Gestão & RH.

  For the 7th straight year, Bradesco ranked the list of the Best in People Management, a research conducted by the magazine Valor Carreira, of the newspaper Valor Econômico, which, in 2010, was the second among the companies with over 10,000 employees. Once again Bradesco was awarded with the São Paulo Diversity Seal, in the category Pleno 2010, by the Government of the State of São Paulo, which recognizes public, private and civil society companies that develop programs, projects and actions to promote and value ethnic, gender, cultural and other types of diversity in their work environments and community. It was elected the Best Bank in HR by a survey conducted by the magazine IstoÉ Dinheiro, in the annual publication of As Melhores da Dinheiro (The Best Companies of Dinheiro Magazine).

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  R$107.104 million invested in training programs, with 1,834,192 individual training events.

  R$785.800 million invested in the Food Program, with the supply each day of 108,243 meals and 125,334 meal vouchers.

  4.144 million medical and hospital service events.

  565,841 dental service events during the year.

  Internal Communications

  The Organization's employees receive information on the policies, guidelines and operational procedures that must be adopted through notices, ensuring that everyone remains up-to-date on how to handle the day-to-day operations and situations.

  Bradesco Intranet is another important instrument that should only be used to perform work-related activities, always observing the security criteria, which are set forth in the Information Security Corporate Policies and Rules, as well as the Rules and Procedures for Using and Accessing the Intranet.

  Objectiveness and consistence, strategic positioning, concepts and, most importantly, the Organization's values and achievements deserve a special emphasis in internal communications. Within this context, TV Bradesco stands out in every level, forming, integrating and motivating the Bank's staff. The Revista Interação, which is delivered to each employee, and the daily newsletter Sempre em Dia are available in the Bank's intranet.

  The CEO Blog was created as an internal and interactive channel to promote the exchange of information and opinions between employees and the CEO's office. The blog discusses issues of particular importance to the Organization and the country and is accessed via the Intranet.

  14.3 Information Technology

  Characterized by pioneering spirit and innovation, Information Technology, central to the Bradesco Organization's strategy, is always searching for infrastructure solutions capable of providing security, speed and convenience in transactions.

  With IT infrastructure fully guided and backed by the best practices that boasts central computer processing capacity of more than 234,000 Mips (million instructions per second), Bradesco has over 6,850 corporate servers and data storage capacity of close to 33 petabytes (33 quadrillion characters). Each day an average of 212 million transactions are processed, with availability remaining above 99.81%. Maintaining an environment that enables agility, comfort, productivity and security aims at transforming the complex into simple and manageable, while maintaining the low operating risk and capacity to follow up the growth of the Bank's business volume.

  The Projeto TI Melhorias (IT Enhancement Project), which was launched in 2003 to prepare the Bank's IT infrastructure for the coming decades, concluded 27 of its 28 actions. The results obtained by the project have provided for more robust, cutting edge infrastructure, completely prepared for contingencies, a high performing data network with a great amount of availability and modernization of IT processes.

  The largest of the fronts, the construction of new, service-oriented system architecture, will be delivered, for the most part, in 2011, allowing the Bank to begin to take advantage of a significant number of expected benefits as of 2012. These benefits include greater speed of service for Business Units and greater flexibility to provide security in supporting the Organization's growth, thereby offering customers safe, quality services.

  R$3.920 billion invested in maintenance, expansion and innovation in the year.

  15. Marketing

  The positioning of Bradesco's communication, known as "Presença, (Presence) was adopted in 2009 and was strengthened during 2010. Recognized as an innovative and differentiated initiative, "Brasil Presença" is a series of films produced by Bradesco about Brazil and its citizens that tells the story of common people who have managed to transform their dreams into inspiration by moving forward and overcoming challenges.

  This institutional campaign shows the Organization's commitment to the economic development of Brazil, present in people's daily lives through the thousands of service points, participating as a financial broker, fostering investments, democratizing credit, expanding its range of products, services and solutions, and promoting banking inclusion and social mobility.

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  With exclusive sponsorship from Jornal Nacional, one of the most important television news programs in the world, in 2010, Bradesco intensified its presence in the country's daily routine. In addition to increasing the brand's visibility, the action reinforced its image of solidity, reliability and tradition by associating it with the credibility of a program such as Jornal Nacional, which has been on the air for over 40 years.

  In 2010, Bradesco continued to support and sponsor the most diverse social and cultural events aimed at a variety of publics, which have effectively worked to transform and enrich Brazilian culture, which include the Serrano Music Festival, in Gramado, Rio Grande do Sul, the Folklore Festival in Parintins and the Amazon Opera, held in Manaus, both in the state of Amazonas. The Organization also sponsored a series of events held by Fundação Bachiana, of the Brazilian Symphony Orchestra and the Mozarteum Brasileiro, in addition to the expositions "Ouros de Eldorado Pre-Hispanic Colombian Art", at Pinacoteca do Estado de São Paulo, among other significant events.

  In theater, the Organization sponsored the re-opening of "A Alma Boa de Setsuan", in the city and state of São Paulo, and renewed its support of events at Teatro Fecap, in addition to activities through Teatro Bradesco, a theatre that carries the Organization's name, and Brazilian season of the show "Quidan", presented by Cirque du Soleil.

  Focused on Social and Environmental Responsibility, Bradesco sponsored a number of events, including the International Sustainability Forum, in Manaus, Amazonas, the 6th GIFE Congress on Social Investment, in Rio de Janeiro, Reatech 2010 International Rehabilitation, Inclusion and Accessibility Technology Fair in São Paulo, Fiema 2nd International Environmental Technology Congress, in Bento Gonçalves, Rio Grande do Sul and the Água na Oca exposition, also in São Paulo.

  In sports, Bradesco became the first national sponsor of the 2016 Olympic Games in Rio de Janeiro, as the exclusive provider of Financial Services and Insurance. As one of the sponsors of the Brazilian Olympic Committee, the Bank was an important supporter of Rio de Janeiro in its bid to host the 2016 games and several other parts of the Olympic program, including support to the Aquatic Sports, Rowing, Judo, Sailing and Motor, Basketball and Rugby Confederations.

  The end-of-year campaign showed the evolution of the Presence concept through a series of three films. In the first, a musical theme showed how presence is a human value we all share. In the second, with its year-end message, Bradesco wished Brazilians the presence of those who are important in their lives in 2011. The third film personified the desire for presence in real life, in which Bradesco showed people who had not seen each other for a great deal of time meeting at a train station: action that brings character to a concept.

  With the theme Uma história de Reencontros (A Story of Reunions), for the 15th consecutive year, the Grupo Bradesco de Seguros e Previdência Christmas Tree was strategically erected on the Rodrigo de Freitas Lake, in the city of Rio de Janeiro. In line with the principles of social and environmental responsibility, the tree's lights were powered by a biodiesel generator and the tree is already part of the city's calendar of tourist attractions.

  289 regional, industry and/or professional events held nationwide, including trade fairs, seminars, congresses and cultural/community events, that received Bradesco's support in 2010.

  16. Sustainability at Bradesco Organization

  The Organization maintains its commitment to the development of the country, which began with the Bank's creation in 1943, when it started to incorporate sustainability into its management, business and daily practices. Since its founding, themes such as education (especially with the appearance of Fundação Bradesco in 1956), personal development, banking inclusion and promotion of citizenship have been present in its daily activities.

  The Organization's operations are based on important national and international guidelines, such as: the Global Compact, Millennium Objectives, Equator Principles, Carbon Disclosure Project (CDP), Green Protocol, Principles of Responsible Investment (PRI), Greenhouse Gas Protocol Program and Companies for the Climate (EPC).

  Sustainable development is the Bank's main commitment and is reflected in its participation in important indicators, such as the Down Jones Sustainability Index (New York Stock Exchange), the Corporate Sustainability Index (ISE) and the Efficient Carbon Index (ICO2), both part of the BM&FBOVESPA Securities, Commodities and Futures Exchange, inaddition to other certifications and acknowledgements.

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  Bradesco's commercial strategy is based on the concept of growth with respect for stakeholders, focus on quality service and banking inclusion and concern with the environment. To reinforce the Organization's position, in 2007, it created a sustainability strategy that brings social and environmental actions together under three main pillars: Sustainable finance, responsible management and social and environmental investments.

  - Sustainable finance - focused on providing the population with access to financial services, increasing loan offers in a responsible manner and maintaining quality products and services that take into account social and environmental criteria, such as credit lines, investments, cards, insurance, savings bonds and private pension. The management of social and environmental risk in granting credit is a relevant practice, and therefore, is supported by operational structures focused on this activity.

  - Responsible management - with actions based on ethical relations with all stakeholders, emphasis is given to the value and development of employees, improvement of the working environment and generation of value with the least possible impact on the environment, through the Eco-efficient Management Program and the development of the supply chain. The Organization's suppliers are evaluated and monitored under social and environmental criteria, which constitutes another factor to be developed throughout the value chain in which they play a role; and

  - Social and environmental investments in support of human development, the Organization's actions are focused on education, the environment, culture and sports through initiatives such as Fundação Bradesco, the Educa+Ação Program, the Bradesco Sports and Education Program, Fundação Amazonas Sustentável and the partnership with Fundação SOS Mata Atlântica. With regards to private social investment, to better manage funds allocated to the community, the Bank created Standards for Social and Environmental Investment and Sponsorship and Participation in Events.

  On these three fronts, the Organization seeks to generate results for all stakeholders with which it maintains relations, creating value and working for the continuity of their relations. In January 2010, the Bank took an important step by reformulating its Vision and Mission, which have come to more directly and explicitly reflect the its commitment to sustainability.

  More information on Bradesco's actions in 2010   can be found in the 2010 Sustainability Report, which is available at the website bancodoplaneta.com.br.

  Fundação Bradesco

  Fundação Bradesco, the main instrument for Bradesco Organization's social action, is one of the largest private social and educational programs in Brazil and the world. Present in all Brazilian states and the Federal District, Fundação Bradesco maintains 40 schools installed in socially and economically underprivileged regions. In 54 years of activities, it promoted formal, free, quality education to over 2 million students, which, combined with the other on-site and distance courses offered, rises to more than 4 million.

  Fundação Bradesco carried out 646 thousand educational events in the several segments it operates, of which 115,260 represented students served at the its own schools in the following areas: Basic Education (Kindergarten to High School); Vocational Training - High School; Youth and Adult Education; and Preliminary and Continuing Vocational Training. Meanwhile, more than 530 thousand educational events were administered at its virtual school, e-learning portal, Digital Inclusion Centers (CIDs) and programs conducted in strategic collaboration, such as Educa+Ação. The 50 thousand students enrolled in Fundação Bradesco's basic education system were assured, at no charge, uniforms, school supplies, meals, medical and dental assistance.

  The pass rate at Fundação Bradesco schools averaged 95.10% over the last 5 years, which is in line with the best international parameters.

  High-school level Professional Technical Education courses offered by Fundação Bradesco follow the country's effective technical education model, and are in accordance with the following technological axes: Natural Resources (Agriculture and Cattle Raising); Industrial Control and Processes (Electronic); Information and Communication (Informatics) and Management and Business (Administration). In addition to technical information, the courses provide an education focused on constant learning and updating.

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  Forming creative, productive, undertaking citizens has been a constant issue of Fundação Bradesco, who offers training and vocational courses to employees, at a variety of levels. Aiming at preparing students to start up their own business or to take advantage of better jobs and opportunities in the market, it makes available over 100 options of different courses with flexible and customized curriculums. For example, the courses in the areas of printing technology, farming and ranching, business administration, information technology, fashion, leisure and development expand the ties with regional markets and the specific interests of communities.

  In order to facilitate the insertion of High School students into the labor market, Fundação Bradesco participates in the National Young Apprentice Program, also supported by the Bradesco Organization. Employees become educational agents and tutors in these students' development process.

  Created in partnership with Banco Bradesco, the Educa+Ação Program enables Fundação Bradesco to share the positive results obtained by those who gained literacy through the Schools that are a part of the Public Education Network, reproducing their pedagogic experience, educational methodology and own educational material.

  The program currently spans 127 schools in 13 cities in the states of São Paulo and Mato Grosso do Sul, benefitting nearly 25 thousand students and over 1,000 teachers. In 2010, Jundiaí, São Paulo and Corumbá (Porto Esperança, Mato Grosso do Sul) joined the initiative. Meetings are periodically held to train professors and pedagogic coordinators in methodology multipliers.

  For the eighth straight year, the National Volunteer Action Day, held on March 7, mobilized some 44 thousand volunteers from all Fundação Bradesco's units. These individuals performed over 1.4 million services in the areas of citizenship, education, leisure, sports and the environment at more than 200 sites, which included Fundação Bradesco schools and the Digital Inclusion Centers (CIDs).

  Fundação Bradesco promotes digital inclusion among inhabitants of communities around its schools through 113 Digital Inclusion Centers (CIDs), 4 of which are situated in indigenous communities.

  These centers act as centers for learning and professional training. They are informatics laboratories created for underprivileged communities, in order to promote digital inclusion, stimulate social responsibility and entrepreneurship, as well as expand on notions of citizenship. In 2010, the CIDs were responsible for serving over 166 thousand people and had a great impact on the communities in which they are located.

  The Program to Promote Computer Use by the Visually Impaired, created in 1998, has already trained 10,432 individuals in the last ten years. The initiatives in various areas, such as: the environment, finance and taxes, labor and consumption, sexuality and personal care, drug abuse and responsible use of the internet are developed by Fundação Bradesco. These programs draw on the support of various partners specializing in preparing educators and educational materials, which include: Canal Futura, SOS Mata Atlântica, Military Police, BM&FBOVESPA S.A. Futures and Commodities Exchange, Federal Revenue Service and others. Fundação Bradesco supports initiatives with proven effectiveness in improving quality of life of the communities where the foundation operates, making it a socially responsible investment in the very best sense of the term. Furthermore, it represents a unique way to distribute the wealth generated by the Bradesco Organization, considering that its funding comes mainly from it being a shareholder in Bradesco.

  R$262.339 million in investment by Fundação Bradesco in 2010, with investment of over R$307.994 million expected in 2011 to finance more than 526 thousand educational events to 111,639 students enrolled at own schools (in basic education and courses for youths, adults and professionals) and more than 415 thousand educational events in other on-site and distance courses through the Escola Virtual, the Digital Inclusion Centers (CIDs) and programs conducted in strategic collaboration, such as Educa+Ação. Over the last ten years a total of R$3.332 billion was invested.

  R$201.787 million in other investments made in 2010 by the Bradesco Organization in social projects focusing on education, arts, culture, sports, health,sanitation,combating hunger and food safety.

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  Bradesco Sports and Education Program

  In the support of the development of citizenship and social inclusion among children and young people, the Bradesco Organization maintains the Bradesco Sports and Education Program, which, for over 21 years, has been promoting the training and practicing of sports, together with activities focused on education, health, and well being.

  In the city of Osasco, São Paulo, the city has 22 Training and Specialist Centers to teach basketball and volleyball in Fundação Bradesco schools, schools in the city's public school system, private schools and Sport Centers in the city. On an annual basis, more than 2,000 girls aged from 8 to 18 participate on the program, reinforcing the commitment to defend a country that is ever more accepting of valuing talent, effort and the full exercise of citizenship.

  17. Recognition

  Ratings In 2010, Bradesco received the highest ratings attributed to Brazilian banks from domestic and international ratings agencies:

    Moody`s Investors Service confirmed the Bank`s long and short-term foreign currency deposit ratings as Baa3 and Prime-3 (P3), respectively, as well as maintaining its long- term foreign currency debt rating as Baa2, underlining the institution's capacity to honor its commitments;

    Fitch Ratings also confirmed Bradesco`s long and short-term foreign currency issuer default ratings (IDR) in foreign currency at BBB and F2, respectively, and its long and short-term local currency IDR at BBB+ and F2, respectively. According to the agency, these ratings reflect the vast national franchise, as Bradesco is situated among the market leaders in most of its business lines and its historically consistent results;

    Standard & Poor`s confirmed the Bank`s long- term domestic and foreign currency rating as BBB, regarded as investment grade;

    Rating and Investment Information (R&I), one of Japan`s largest rating agencies, maintained the Bank`s foreign currency issuer rating at BBB-, with a positive outlook;

    Austin Rating confirmed Bradesco`s short-term A-1 rating and long-term AAA rating. The short-term investment grade classification reflects its excellent capacity to pay its short-term obligations in comparison with other issuers, and the long-term investment grade classification reflects the Bank`s exceptional, intrinsic financial strength, grading it in the highest investment levels of those scales; and

    Moody`s Investors Service maintained the MQI rating to BRAM - Bradesco Asset Management, the highest international investment management quality grade, underlining its outstanding management and control systems.

  Rankings In 2010 Bradesco was honored by several important domestic and international publications:

    Most valuable brand in the country in 2010, among institutions in the financial sector, according to the consultant Superbrands;

    Most valuable brand in Brazil and the most valuable brand in the banking sector among financial institutions situated in Latin America, according to studies prepared by the international consultant Brand Finance, in partnership with the British magazine The Banker;

    Most valuable brand in the country, for the 4th consecutive year, according to a study prepared by the consultant Brand Finance South America and the magazine The Brander, which analyzed 100 corporate brands in Brazil;

    The brand was voted the most valuable in Brazil in a survey conducted by the specialized consulting firm BrandAnalytics/Millward Brown for IstoÉ Dinheiro magazine;

    1st place in a debut quality ranking, by Exame magazine, in partnership with the Brazilian Customer Relations Institute - IBRC, which evaluated the bank as the best Company in customer service in 2009;

    Leader in the Companies that Most Respect the Consumer survey, conducted by Consumidor Moderno magazine, which evaluates companies that serve their customers with the most recognition and professionalism;

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    Bradesco is among the 100 most valuable brands in a global ranking, disclosed by the British newspaper Financial Times, and is the only private Brazilian company on this select list;

    The largest Brazilian private group among the 100 biggest companies in the planet, according to the ranking of the magazine Forbes, one of the world's most respected economy, finance and business publications.

    Best Bank in HR and Social Responsibility, Best Insurer and Best Health Company according to a survey conducted by magazine IstoÉ Dinheiro, published in the yearly As Melhores da Dinheiro (The Best Companies of Dinheiro Magazine);

    Highlight of the 2010 Innovation Awards, organized by The Direct Marketing Association, in the United States, with the Account Manager Support Tool FAGC and the Transpromo Project. The recognition's objective is to point out professionals that present innovative solutions for companies;

    BRAM, Bradesco's asset management company, placed first in a ranking of the best investment fund managers in the country, conducted by Exame magazine using research performed by the Centro de Estudos em Finanças of Fundação Getulio Vargas;

    A member of a list of 20 model companies in the corporate social responsibility area in Brazil, by Guia Exame de Sustentabilidade 2010 (2010 Exame Sustainability Guide), published by Exame magazine with the technical support of Fundação Getulio Vargas de São Paulo; and

    Bradesco and Bradesco Seguros stood out in the Top of Mind survey, conducted by the Folha de S. Paulo newspaper, which assesses the most remembered brands in Brazil. Bradesco is the most mentioned private bank, while Bradesco Seguros was the champion in the ranking of insurers.

    Awards - The Organization won 141 awards from independent sources in 2010 in recognition of he quality of its products and services:

    Bradesco is, once again, among the 50 best brands in the country in the 6th edition of the Prêmio Superbrands Awards Brasil 2010, which evaluates the performance of brands in their operating segments on the Brazilian market, such as quality, satisfaction and image, among others;

    Leader in Climate Policies in the Prêmio Época de Mudanças Climáticas (Época Climate Change Award), an initiative of Época magazine, in partnership with PricewaterhouseCoopers, which highlights corporate actions and policies that seek to reduce the carbon emissions of their operations;

    Winner, for the second consecutive time, of the Golden Peacock Global Award for Corporate Social Responsibility 2010, which is given to companies with the best corporate social-environmental responsibility policies;

    Won the Readers' Choice Awards 2010, in the 2008 Sustainability Report Category. The prize is awarded to the best sustainability reports from companies throughout the world that participated in the Global Reporting Initiative (GRI);

    The best Bank in the Prêmio Brasil 2010, in the sector category, according to the evaluation of Grupo Padrão and DOM Strategy Partners. The Bank was also awarded as the best in Information Technology and Internet, for the fourth consecutive time, in the Intangible Asset category; and

    Elected Bank of the Year 2010, in the Prêmio Relatório Bancário (Bank Report Award). The acknowledgement was for the Institution's contribution to the development of society through an innovative and up-to-date technological platform;

    Certifications

    ISO 9001 Certification By the end of 2010, 211 of the Organization's products and services had been granted this distinguished quality certificate, underlining its determination to ensure that all its initiatives are based on practicality and convenience for clients and users.

    GoodPriv@cy - Data Privacy and Protection
    Seal 15 of Bradesco's products and services gave received this quality seal, which guarantees that management systems have adopted internationally established data protection and privacy standards.

    SA 8000 Certification This certificate recognizes respect for employees and working relations, children's rights and the fight against child labor, and a safe and healthy workplace.

118	Report on Economic and Financial Analysis - December 2010

Management Report

  ISO 14001 Certification - ISO 14001 recognized respect for the environment, especially initiatives for reducing the generation of solid waste from construction works and input consumption. Bradesco was the first financial institution in Brazil to receive this certification.

  ISO 14064 Certification - This certificate is granted for maintaining high standards of greenhouse gas emission quantification, monitoring, checking and validation.

  OHSAS 18001 Certification - Certifies occupational health and safety standards, such as those related to ergonomics, accident prevention and quality of life.

  ISO IEC 27001 Certification  -Certifies the information security management system.

  ISO 14001, OHSAS 18001 and SA 8000 Certifications were granted to the Bradesco Building on Avenida Paulista in São Paulo; SA 8000 certification was also granted to the entire Cidade de Deus complex in Osasco.

The results achieved are in tune with the strategies adopted by the Bradesco Organization in order to increase its presence in the daily lives of Brazilians, offering the best service to its customers, quality products and services and efficient solutions. These results inspire renewed confidence in the future and create a favorable environment for even more consistent achievements in 2011. They reflect the permanent effort made to contribute to building an even more developed, just and prosperous country. For the advances made, we would like to thank our shareholders and customers for their support and confidence, and our employees and other collaborators for their dedicated work.

  Cidade de Deus, January 28, 2011

  Board of Directors
  and Board of Executive Officers

  (*)Excludes the mark-to-market effect of available-for-sale securities recorded under shareholders' equity.

Bradesco	119

Consolidated Balance Sheet R$ thousand

Assets	2010		2009
	December	September	December
Current assets	448,412,103	439,258,659	372,874,546
Cash and due from banks (Note 6)	15,737,880	9,668,864	6,946,563
Interbank investments (Notes 3d and 7)	71,941,920	91,964,700	109,719,374
Investments in federal funds purchased and securities sold under agreements to repurchase	66,178,702	84,804,337	101,837,691
Interbank deposits	5,764,604	7,161,735	7,882,542
Allowance for losses	(1,386)	(1,372)	(859)
Securities and derivative financial instruments (Notes 3e, 3f, 8 and 32b)	152,314,736	145,670,193	116,323,999
Own portfolio	108,767,706	113,398,320	98,543,802
Subject to repurchase agreements	39,687,170	28,239,091	4,170,543
Derivative financial instruments (Notes 3f, 8eII and 32)	1,543,924	1,514,242	652,140
Compulsory deposits - Brazilian Central Bank	-	-	8,682,594
Underlying guarantee provided	2,259,646	2,478,528	4,229,580
Securities subject to repurchase agreements but not restricted	56,290	40,012	45,340
Interbank accounts	65,260,837	50,042,573	17,997,796
Unsettled payments and receipts	52,653	854,993	50,313
Mandatory reserve: (Note 9)
- Compulsory deposits - Brazilian Central Bank	65,197,019	49,098,395	17,923,629
- National treasury - rural loans	578	578	578
- National Housing System (SFH)	6,094	8,877	4,428
Correspondent banks	4,493	79,730	18,848
Interdepartmental accounts	563,840	250,671	239,698
Internal transfer of funds	563,840	250,671	239,698
Loan operations (Notes 3g, 10 and 32b)	97,358,996	89,244,676	79,043,243
Loan operations:
- Public sector	640,088	572,768	1,154,309
- Private sector	105,968,093	97,736,983	87,483,997
Allowance for loan losses (Notes 3g, 10f, 10g and 10h)	(9,249,185)	(9,065,075)	(9,595,063)
Leasing operations (Notes 2, 3g, 10 and 32b)	7,049,715	7,316,025	7,966,713
Leasing receivables:
- Public sector	9,553	9,552	38,748
- Private sector	13,274,780	13,734,816	14,681,418
Unearned income from leasing	(5,516,071)	(5,665,988)	(5,955,075)
Allowance for leasing losses (Notes 3g, 10f, 10g and 10h)	(718,547)	(762,355)	(798,378)
Other receivables	36,799,702	43,632,560	33,098,804
Receivables on sureties and guarantees honored (Note 10a-3)	5,759	19,414	21,092
Foreign exchange portfolio (Note 11a)	9,445,491	18,698,657	8,969,252
Receivables	480,980	431,066	684,461
Securities trading	540,998	743,896	698,154
Specific loans	1,747	1,784	1,305
Insurance premiums receivable	1,917,062	1,988,506	2,267,591
Sundry (Note 11b)	25,052,823	22,478,622	21,239,637
Allowance for other loan losses (Notes 3g, 10f, 10g and 10h)	(645,158)	(729,385)	(782,688)
Other assets (Note 12)	1,384,477	1,468,397	1,538,356
Other assets	681,242	734,558	729,773
Provision for losses	(247,053)	(259,446)	(252,600)
Prepaid expenses (Notes 3i and 12b)	950,288	993,285	1,061,183
Long-term receivables	177,370,555	161,921,443	123,153,749
Interbank investments (Notes 3d and 7)	1,290,114	602,382	1,077,439
Interbank investments	1,290,114	602,382	1,077,439

120	Report on Economic and Financial Analysis - December 2010

Consolidated Balance Sheet R$ thousand

Assets	2010		2009
	December	September	December
Securities and derivative financial instruments (Notes 3e, 3f, 8 and 32b)	61,203,254	50,411,016	30,294,736
Own portfolio	26,423,150	23,086,367	19,096,456
Subject to repurchase agreements	34,332,159	25,649,149	3,231,356
Derivative financial instruments (Notes 3f, 8eII and 32)	66,461	849,641	706,433
Compulsory deposits - Brazilian Central Bank	-	-	6,089,646
Privatization currencies	87,658	88,607	94,143
Underlying guarantees provided	293,826	737,252	1,076,702
Interbank accounts	501,610	487,621	485,722
Restricted credits: (Note 9)
- SFH National Housing System	501,610	487,621	485,722
Loan operations (Notes 3g, 10 and 32b)	85,604,960	79,476,888	58,700,883
Loan operations:
- Public sector	319,862	372,026	419,880
- Private sector	90,237,928	83,766,306	62,448,057
Allowance for loan losses (Notes 3g, 10f, 10g and 10h)	(4,952,830)	(4,661,444)	(4,167,054)
Leasing operations (Notes 2, 3g, 10 and 32b)	7,876,326	8,770,842	11,747,405
Leasing receivables:
- Public sector	3,991	5,955	7,772
- Private sector	15,669,034	17,209,393	21,982,152
Unearned income from leasing	(7,075,344)	(7,649,996)	(9,286,996)
Allowance for leasing losses (Notes 3g, 10f, 10g and 10h)	(721,355)	(794,510)	(955,523)
Other receivables	20,570,618	21,809,647	20,469,176
Receivables	14,006	11,747	103
Securities trading	324,547	92,087	474,848
Sundry (Note 11b)	20,234,661	21,711,784	20,008,762
Allowance for loan losses (Notes 3g, 10f, 10g and 10h)	(2,596)	(5,971)	(14,537)
Other assets (Note 12)	323,673	363,047	378,388
Other assets	565	565	553
Prepaid expenses (Notes 3i and 12b)	323,108	362,482	377,835
Permanent assets	11,702,072	10,723,324	10,194,797
Investments (Notes 3j, 4, 13 and 32b)	1,576,790	1,615,858	1,548,817
Interest in unconsolidated companies:
- Local	1,153,337	1,134,092	1,063,515
Other investments	686,579	764,166	768,113
Allowance for losses	(263,126)	(282,400)	(282,811)
Premises and equipment (Notes 3k and 14)	3,762,070	3,395,799	3,406,308
Premises	1,111,812	964,669	1,024,269
Other assets	7,744,067	7,310,430	7,000,677
Accumulated depreciation	(5,093,809)	(4,879,300)	(4,618,638)
Leased assets (Note 14)	4,061	5,251	11,646
Leased assets	13,944	13,943	27,854
Accumulated depreciation	(9,883)	(8,692)	(16,208)
Intangible assets (Notes 3l, 4 and 15)	6,359,151	5,706,416	5,228,026
Intangible assets	10,771,479	9,850,064	8,491,567
Accumulated amortization	(4,412,328)	(4,143,648)	(3,263,541)
Total	637,484,730	611,903,426	506,223,092

The Notes are an integral part of the Financial Statements.

Bradesco	121

Consolidated Balance Sheet R$ thousand

Liabilities	2010		2009
	December	September	December
Current liabilities	397,234,106	374,192,118	298,607,849
Deposits (Notes 3n and 16a)	125,595,059	112,317,737	104,481,562
Demand deposits	36,224,557	33,903,803	34,627,064
Savings deposits	53,435,652	50,113,236	44,162,309
Interbank deposits	256,284	423,821	741,355
Time deposits (Notes 16a and 32b)	34,571,351	26,875,252	23,915,158
Other deposits	1,107,215	1,001,625	1,035,676
Federal funds purchased and securities sold under agreements to repurchase (Notes 3n and 16b)	136,886,423	124,319,519	86,590,180
Own portfolio	84,891,447	64,137,854	17,575,088
Third-party portfolio	44,084,563	56,143,200	68,417,064
Unrestricted portfolio	7,910,413	4,038,465	598,028
Funds from issuance of securities (Notes 16c and 32b)	4,930,632	4,637,783	3,367,651
Mortgage and real estate notes, letters of credit and others	3,646,915	3,357,520	2,457,601
Debentures (Note 16c-1)	742,906	761,813	10,287
Securities issued abroad	540,811	518,450	899,763
Interbank accounts	40,069	274,014	22,968
Correspondent banks	40,069	274,014	22,968
Interdepartmental accounts	3,749,535	2,177,249	2,927,186
Third-party funds in transit	3,749,535	2,177,249	2,927,186
Borrowing (Notes 17a and 32b)	7,229,447	8,007,930	7,683,073
Local borrowing - other institutions	-	-	540
Borrowing abroad	7,229,447	8,007,930	7,682,533
Local onlending - official institutions (Notes 17b and 32b)	9,328,600	8,135,280	6,521,106
National treasury	36,660	24,193	124,020
National Bank for Economic and Social Development (BNDES)	3,642,975	2,709,344	2,274,498
Caixa Econômica Federal Federal savings bank (CEF)	46,248	18,607	17,023
Fund for financing the acquisition of industrial machinery and equipment (Finame)	5,602,717	5,383,136	4,105,565
Foreign onlending (Notes 17b and 32b)	5,663	465,851	794
Foreign onlending	5,663	465,851	794
Derivative financial instruments (Notes 3f, 8e II and 32)	596,106	1,720,698	435,175
Derivative financial instruments	596,106	1,720,698	435,175
Technical provisions for insurance, private pension plans and savings bonds (Notes 3o and 21)	67,102,574	62,974,262	57,489,599
Other liabilities	41,769,998	49,161,795	29,088,555
Collection of taxes and other contributions	300,296	2,628,609	258,123
Foreign exchange portfolio (Note 11a)	5,632,311	13,696,626	3,918,034
Social and statutory	2,158,225	1,601,389	1,784,142
Fiscal and social security (Note 20a)	4,607,222	3,696,247	3,265,674
Securities trading	1,033,920	1,140,008	1,116,282
Financial and development funds	270	190	438
Subordinated debts (Notes 19 and 32b)	8,000,110	7,681,324	320,460
Sundry (Note 20b)	20,037,644	18,717,402	18,425,402
Long-term liabilities	191,375,883	190,602,291	164,743,192
Deposits (Notes 3n and 16a)	67,605,540	73,876,521	66,591,522
Interbank deposits	19,160	21,500	10,704
Time deposits (Notes 16a and 32b)	67,586,380	73,855,021	66,580,818
Federal funds purchased and securities sold under agreements to repurchase (Notes 3n and 16b)	34,610,737	32,689,218	26,682,866
Own portfolio	34,595,548	32,689,218	26,682,866
Unrestricted Portfolio	15,189	-	-

122	Report on Economic and Financial Analysis - December 2010

Consolidated Balance Sheet R$ thousand

Liabilities	2010		2009
	December	September	December
Funds from issuance of securities (Notes 16c and 32b)	12,743,319	9,111,601	4,114,933
Mortgage and real estate notes, letters of credit and others	7,926,919	4,080,381	26,954
Debentures (Note 16c-1)	221	-	730,165
Securities issued abroad	4,816,179	5,031,220	3,357,814
Borrowing (Notes 17a and 32b)	760,460	1,122,385	322,063
Borrowing abroad	760,460	1,122,385	322,063
Local onlending - official institutions (Notes 17b and 32b)	20,872,055	20,266,544	12,800,700
BNDES	8,116,358	8,775,125	5,864,982
CEF	40,096	68,852	74,101
FINAME	12,714,980	11,421,940	6,860,969
Other institutions	621	627	648
Derivative financial instruments (Notes 3f, 8e II and 32)	133,594	157,306	96,019
Derivative financial instruments	133,594	157,306	96,019
Technical provisions for insurance, private pension plans and savings bonds (Notes 3o and 21)	20,074,517	19,388,518	18,082,322
Other liabilities	34,575,661	33,990,198	36,052,767
Fiscal and social security (Note 20a)	12,581,493	12,487,376	9,937,994
Subordinated debts (Notes 19 and 32b)	18,314,836	18,015,919	22,783,517
Sundry (Note 20b)	3,679,332	3,486,903	3,331,256
Deferred income	360,355	312,056	320,625
Deferred income	360,355	312,056	320,625
Minority interest in subsidiaries (Note 22)	471,536	683,298	797,675
Shareholders' equity (Note 23)	48,042,850	46,113,663	41,753,751
Capital:
- Domiciled in Brazil	29,478,012	27,886,726	25,635,353
- Domiciled abroad	521,988	613,274	864,647
Paid-up Capital	(1,500,000)	-	-
Capital reserves	62,614	62,614	62,614
Profit reserves	19,481,986	17,455,598	15,022,670
Asset valuation adjustments	8,299	95,451	357,341
Treasury shares (Notes 23d and 32b)	(10,049)	-	(188,874)
Shareholders' equity managed by the Parent Company	48,514,386	46,796,961	42,551,426
Total	637,484,730	611,903,426	506,223,092

The Notes are an integral part of the Financial Statements.

Bradesco	123

Consolidated Statement of Income R$ thousand

	2010			2009
	4th quarter	3rd quarter	December	December
Revenues from financial intermediation	20,057,822	18,731,714	70,660,261	62,899,079
Loan operations (Note 10j)	10,318,852	9,638,060	37,621,180	31,304,737
Leasing operations (Note 10j)	500,762	537,447	2,238,171	3,456,026
Operations with securities (Note 8h)	5,025,415	4,429,711	16,960,870	15,440,485
Financial income from insurance, private pension plans and savings bonds (Note 8h)	2,764,781	2,676,416	9,326,041	8,042,187
Derivative financial instruments (Note 8h)	292,209	270,246	971,246	2,156,936
Foreign exchange operations (Note 11a)	120,216	195,279	530,036	1,875,335
Compulsory deposits (Note 9b)	1,005,780	953,401	2,905,053	560,766
Sale or transfer of financial assets	29,807	31,154	107,664	62,607

Financial intermediation expenses	12,453,271	11,533,934	43,804,515	42,525,225
Federal funds purchased and securities sold under agreements to repurchase (Note 16e)	8,195,823	7,663,532	27,668,328	23,451,837
Monetary restatement and interest on technical provisions for insurance, private pension plans and savings bonds (Note 16e)	1,754,206	1,854,425	6,083,511	5,128,627
Borrowing and onlending (Note 17c)	202,891	(244,993)	1,009,826	999,267
Leasing operations (Note 10j)	1,191	1,290	5,727	8,166
Allowance for loan losses (Notes 3g, 10g and 10h)	2,299,160	2,259,680	9,037,123	12,937,328

Gross income from financial intermediation	7,604,551	7,197,780	26,855,746	20,373,854

Other operating income/expenses	(3,459,385)	(2,998,448)	(12,084,505)	(10,376,151)
Fee and commission income (Note 24)	3,471,436	3,358,642	13,103,557	11,611,490
Other fee and commission income	2,714,172	2,645,239	10,356,930	9,389,377
Revenues from banking fees	757,264	713,403	2,746,627	2,222,113
Insurance, private pension plans and savings bonds retained premiums (Notes 3o and 21d)	9,000,340	7,630,487	30,477,800	26,109,908
Net premiums written	9,012,295	7,672,625	30,671,918	26,333,233
Reinsurance premiums	(11,955)	(42,138)	(194,118)	(223,325)
Variation of technical provisions for insurance, private pension plans and savings bonds (Note 3o)	(4,707,515)	(3,470,856)	(14,340,102)	(12,786,090)
Retained claims (Note 3o)	(2,514,550)	(2,471,887)	(9,577,429)	(8,329,155)
Savings bonds drawings and redemptions (Note 3o)	(642,311)	(573,390)	(2,185,732)	(1,747,493)
Insurance, private pension plans and savings bonds selling expenses (Note 3o)	(437,640)	(410,524)	(1,603,158)	(1,264,677)
Personnel expenses (Note 25)	(2,533,092)	(2,411,027)	(9,302,386)	(7,966,338)
Other administrative expenses (Note 26)	(3,158,859)	(2,808,246)	(11,194,268)	(9,282,637)
Tax expenses (Note 27)	(872,490)	(851,086)	(3,180,468)	(2,713,569)
Equity in the earnings of affiliates (Note 13b)	60,562	18,918	127,251	200,101
Other operating income (Note 28)	692,757	639,474	2,593,808	2,563,613
Other operating expenses (Note 29)	(1,818,023)	(1,648,953)	(7,003,378)	(6,771,304)
Operating income	4,145,166	4,199,332	14,771,241	9,997,703
Non-operating income (Note 30)	68,901	(22,965)	(171,491)	2,121,596
Income before taxes on income and minority interest	4,214,067	4,176,367	14,599,750	12,119,299
Income taxes and social contribution (Notes 34a and 34b)	(1,203,584)	(1,586,153)	(4,455,636)	(4,082,309)
Minority interest in subsidiaries	(23,738)	(63,310)	(122,441)	(24,708)
Net income	2,986,745	2,526,904	10,021,673	8,012,282

The Notes are an integral part of the Financial Statements.

124	Report on Economic and Financial Analysis - December 2010

Statement of Changes in Shareholders' Equity R$ thousand

Events	Paid-up capital		Capital reserves		Profit reserves		Asset valuation adjustments		Treasury shares	Retained earnings	Total
	Capital stock	Unrealized capital	Goodwill from share subscription	Other	Legal	Statutory	Bradesco Subsidiaries
Balances on June 30, 2010	28,500,000	-	56,465	6,149	2,479,703	13,318,895	117,123	(183,012)	-	-	44,295,323
Capital increase by share subscription	1,500,000	(1,500,000)	-	-	-	-	-	-	-	-	-
Acquisition of treasury shares	-	-	-	-	-	-	-	-	(10,049)	-	(10,049)
Asset valuation adjustments	-	-	-	-	-	-	55,171	19,017	-	-	74,188
Net income	-	-	-	-	-	-	-	-	-	5,513,649	5,513,649
Allocations: - Reserves	-	-	-	-	275,682	3,407,706	-	-	-	(3,683,388)	-
- Interest on Shareholders' Equity Paid and / or Provisioned	-	-	-	-	-	-	-	-	-	(1,206,578)	(1,206,578)
- Dividends Paid and/or Provisioned	-	-	-	-	-	-	-	-	-	(623,683)	(623,683)
Balance on December 31, 2010	30,000,000	(1,500,000)	56,465	6,149	2,755,385	16,726,601	172,294	(163,995)	(10,049)	-	48,042,850

Balance on December 31, 2008	23,000,000	-	56,465	6,149	1,853,688	10,006,599	(53,961)	(607,543)	(4,853)	-	34,256,544
Capital Increase by merger of shares	1,368,183	-	-	-	-	-	-	-	-	-	1,368,183
Capital Increase with Reserves	131,817	-	-	-	-	(131,817)	-	-	-	-	-
Capital Increase with Reserves Share bonus	2,000,000	-	-	-	-	(2,000,000)	-	-	-	-	-
Acquisition of treasury shares	-	-	-	-	-	-	-	-	(184,021)	-	(184,021)
Asset valuation adjustments	-	-	-	-	-	-	61,882	956,963	-	-	1,018,845
Net income	-	-	-	-	-	-	-	-	-	8,012,282	8,012,282
Allocations: - Reserves	-	-	-	-	400,614	4,893,586		-	-	(5,294,200)	-
- Interest on Shareholders' Equity Paid	-	-	-	-	-	-	-	-	-	(2,133,269)	(2,133,269)
- Dividends Paid	-	-	-	-	-	-	-	-	-	(584,813)	(584,813)
Balances on December 31, 2009	26,500,000	-	56,465	6,149	2,254,302	12,768,368	7,921	349,420	(188,874)	-	41,753,751
Capital Increase with reserves	2,000,000		-	-	-	(2,000,000)	-	-	-	-	-
Capital increase by share subscription	1,500,000	(1,500,000)	-	-	-	-	-	-	-	-	-
Acquisition of treasury shares	-	-	-	-	-	-	-	-	(14,789)	-	(14,789)
Cancellation of treasury shares	-	-	-	-	-	(193,614)	-	-	193,614	-	-
Asset valuation adjustments	-	-	-	-	-	-	164,373	(513,415)	-	-	(349,042)
Net income	-	-	-	-	-	-	-	-	-	10,021,673	10,021,673
Allocations: - Reserves	-	-	-	-	501,083	6,151,847	-	-	-	(6,652,930)	-
- Interest on Shareholders' Equity Paid and/or Provisioned	-	-	-	-	-	-	-	-	-	(2,464,538)	(2,464,538)
- Dividends Paid and/or Provisioned	-	-	-	-	-	-	-	-	-	(904,205)	(904,205)
Balances on December 31, 2010	30,000,000	(1,500,000)	56,465	6,149	2,755,385	16,726,601	172,294	(163,995)	(10,049)	-	48,042,850

The Notes are an integral part of the Financial Statements.

Bradesco	125

Value Added Statement R$ thousand

Description	2010						2009
	4th quarter	%	3rd quarter	%	December	%	December	%
1 Income	21,087,495	271.2	19,705,401	259.9	73,742,232	266.5	62,068,705	265.5
1.1) Financial intermediation	20,057,822	258.0	18,731,714	247.1	70,660,261	255.4	62,899,079	269.1
1.2) Fee and commission	3,471,436	44.6	3,358,642	44.3	13,103,557	47.4	11,611,490	49.7
1.3) Allowance for loan losses	(2,299,160)	(29.6)	(2,259,680)	(29.8)	(9,037,123)	(32.7)	(12,937,328)	(55.4)
1.4) Other	(142,603)	(1.8)	(125,275)	(1.7)	(984,463)	(3.6)	495,464	2.1
2 Financial intermediation expenses	(10,154,111)	(130.6)	(9,274,254)	(122.3)	(34,767,392)	(125.6)	(29,587,897)	(126.6)
3 Inputs acquired from third-parties	(2,661,661)	(34.2)	(2,332,469)	(30.7)	(9,296,115)	(33.7)	(7,636,508)	(32.6)
Materials, water, energy and gas	(145,967)	(1.9)	(123,236)	(1.6)	(505,551)	(1.8)	(425,259)	(1.8)
Third-party services	(885,515)	(11.4)	(791,356)	(10.4)	(3,131,152)	(11.3)	(2,529,453)	(10.8)
Communication	(382,394)	(4.9)	(354,157)	(4.7)	(1,413,635)	(5.1)	(1,227,145)	(5.3)
Financial system services	(101,155)	(1.3)	(88,960)	(1.2)	(368,332)	(1.3)	(278,771)	(1.2)
Advertising and marketing	(281,681)	(3.6)	(210,835)	(2.8)	(801,216)	(2.9)	(587,784)	(2.5)
Transportation	(177,316)	(2.3)	(163,372)	(2.2)	(643,838)	(2.3)	(554,643)	(2.4)
Data processing	(260,979)	(3.4)	(217,702)	(2.9)	(875,259)	(3.2)	(772,089)	(3.3)
Maintenance and repairs	(131,580)	(1.7)	(113,413)	(1.5)	(462,118)	(1.7)	(418,387)	(1.8)
Security and surveillance	(71,130)	(0.9)	(70,307)	(0.9)	(274,046)	(1.0)	(249,782)	(1.1)
Travel	(34,723)	(0.4)	(39,414)	(0.5)	(124,175)	(0.4)	(78,267)	(0.3)
Other	(189,221)	(2.4)	(159,717)	(2.0)	(696,793)	(2.7)	(514,928)	(2.1)
4 Gross value added (1-2-3)	8,271,723	106.4	8,098,678	106.9	29,678,725	107.2	24,844,300	106.3
5 Depreciation, amortization and depletion	(557,502)	(7.2)	(536,445)	(7.1)	(2,134,408)	(7.7)	(1,673,750)	(7.2)
6 Net value added produced by the Entity (4-5)	7,714,221	99.2	7,562,233	99.8	27,544,317	99.5	23,170,550	99.1
7 Value added received in transfer	60,562	0.8	18,918	0.2	127,251	0.5	200,101	0.9
Equity in earnings (losses) of unconsolidated companies	60,562	0.8	18,918	0.2	127,251	0.5	200,101	0.9
8 Value added to distribute (6+7)	7,774,783	100.0	7,581,151	100.0	27,671,568	100.0	23,370,651	100.0
9 Value added distributed	7,774,783	100.0	7,581,151	100.0	27,671,568	100.0	23,370,651	100.0
9.1) Personnel	2,193,996	28.1	2,084,187	27.5	8,047,868	29.2	6,948,289	29.7
Payroll	1,161,554	14.9	1,119,773	14.8	4,344,897	15.7	3,889,273	16.6
Benefits	523,953	6.7	490,551	6.5	1,855,937	6.7	1,569,765	6.7
FGTS (Government Severance Indemnity Fund for Employees)	101,958	1.3	98,378	1.3	388,496	1.4	358,316	1.5
Other	406,531	5.2	375,485	4.9	1,458,538	5.4	1,130,935	4.9
9.2) Taxes, fees and contributions	2,415,170	31.1	2,764,079	36.5	8,890,622	32.1	7,813,927	33.4
Federal	2,308,631	29.7	2,658,175	35.1	8,471,087	30.6	7,427,012	31.8
State	205	-	1,876	-	5,281	-	11,460	-
Municipal	106,334	1.4	104,028	1.4	414,254	1.5	375,455	1.6
9.3) Third-party capital compensation	155,134	2.0	142,671	1.8	588,964	2.1	571,445	2.5
Rentals	147,757	1.9	138,886	1.8	567,177	2.0	556,333	2.4
Asset leasing	7,377	0.1	3,785	-	21,787	0.1	15,112	0.1
9.4) Shareholders' equity remuneration	3,010,483	38.8	2,590,214	34.2	10,144,114	36.6	8,036,990	34.4
Interest on shareholders' equity	488,590	6.3	717,988	9.5	2,464,538	8.9	2,133,269	9.1
Dividends	471,767	6.1	151,916	2.0	904,205	3.3	584,813	2.5
Retained earnings	2,026,388	26.1	1,657,000	21.9	6,652,930	24.0	5,294,200	22.7
Interest of minority shareholders in retained earnings	23,738	0.3	63,310	0.8	122,441	0.4	24,708	0.1

The Notes are an integral part of the Financial Statements.

126	Report on Economic and Financial Analysis - December 2010

Consolidated Statement of Cash Flows R$ thousand

	2010			2009
	4th quarter	3rd quarter	December	December
Cash flow from operating activities:
Net Income before income tax and social contribution	4,214,067	4,176,367	14,599,750	12,119,299
Adjustments to net income before taxes	5,731,101	5,419,380	21,118,652	19,349,333
Allowance for loan losses	2,299,160	2,259,680	9,037,123	12,937,328
Depreciation and amortization	557,502	536,445	2,134,408	1,673,750
Losses from/Provisions for Asset Impairment	7,422	1,179	7,943	(137,829)
(Reversal)/expenses with civil, labor and tax provisions	993,161	726,257	3,579,141	1,693,065
Expenses with restatement and interest from technical provisions for insurance, private pension plans and savings bonds	1,754,206	1,854,425	6,083,511	5,128,627
Equity in the earnings (losses) of unconsolidated companies	(60,562)	(18,918)	(127,251)	(200,101)
(Gain)/loss on sale of investments	(166,895)	(26,402)	(192,680)	(2,519,231)
(Gain)/loss on sale of fixed assets	6,888	6,001	15,194	15,887
(Gain)/loss on sale of foreclosed assets	103,425	9,796	292,595	315,248
Other	236,794	70,917	288,668	442,589
Adjusted net income before taxes	9,945,168	9,595,747	35,718,402	31,468,632
(Increase) in interbank investments	(16,987,225)	(15,168,065)	(17,707,596)	(15,664,786)
(Increase)/decrease in securities and derivative financial instruments	(14,444,072)	(24,776,711)	(39,851,703)	(3,301,779)
(Increase)/decrease in interbank and interdepartmental accounts	1,891,543	13,716	509,769	(159,787)
(Increase) in loan and leasing operations	(15,409,448)	(11,043,297)	(49,641,125)	(19,275,069)
(Increase)/decrease in insurance premiums receivable	71,444	7,833	350,529	(904,766)
Increase in technical provisions for insurance, private pension plans and savings bonds	3,060,105	1,199,968	5,521,659	5,856,162
Increase/(decrease) in deferred income	48,299	(24,501)	39,730	47,119
(Increase)/decrease in other receivables and other assets	8,601,631	(6,252,270)	(3,262,758)	15,018,264
Increase/(decrease) in other liabilities	(9,758,226)	6,859,412	2,302,473	(7,621,024)
Minority interest	(235,500)	(57,961)	(448,580)	451,468
Income tax and social contribution paid	(717,289)	(533,103)	(3,198,980)	(3,795,917)
Net cash provided by/used in operating activities	(33,933,570)	(40,179,232)	(69,668,180)	2,118,517
Cash flow from investing activities:
(Increase) in reserve requirements in the Brazilian Central Bank	(16,098,624)	(694,141)	(47,273,390)	(4,722,952)
(Increase) in available-for-sale securities	(3,384,164)	(13,186,749)	(23,644,309)	(10,293,530)
(Increase) in held-to-maturity securities	(844,002)	(420,301)	(3,553,413)	(1,917,677)
Proceeds from sale of foreclosed assets	50,695	174,150	327,377	324,246
Divestments	104,275	14,982	124,177	2,878,749
Proceeds from the sale of premises and equipment and leased assets	18,919	60,617	226,844	180,851
Acquisition of foreclosed assets	(184,877)	(209,292)	(836,203)	(1,063,447)
Acquisition of investments	(5,476)	(56,478)	(72,198)	(331,018)
Acquisition of premises and equipment and leased assets	(687,239)	(269,548)	(1,446,577)	(1,241,861)
Investment in intangible assets	(1,122,554)	(733,720)	(2,428,276)	(3,115,525)
Dividends and interest on shareholders' equity received	4,820	4,519	39,965	58,771
Net cash provided by/used in investing activities	(22,148,227)	(15,315,961)	(78,536,003)	(19,243,393)
Cash Flow from financing activities:
Increase in deposits	7,006,341	7,742,289	22,127,515	6,579,731
Increase in federal funds purchased and securities sold under agreements to repurchase	14,488,423	25,875,024	58,224,114	33,295,893
Increase/(decrease) in funds from issue of securities	3,924,567	1,020,023	10,191,367	(1,529,087)
Increase/(decrease) in borrowings and onlendings	198,235	2,964,699	10,868,489	(4,619,387)
Increase in subordinated debts	617,703	2,312,632	3,210,969	3,855,411
Capital increase by share merger	-	-	-	1,368,183
Dividends and interest on shareholders' equity paid	(396,666)	(705,705)	(2,884,013)	(3,052,306)
Acquisition of own shares	(10,049)	-	(14,789)	(184,021)
Net cash provided by/used in financing activities	25,828,554	39,208,962	101,723,652	35,714,417
Net increase/(decrease) in cash and cash equivalents	(30,253,243)	(16,286,231)	(46,480,531)	18,589,541
Cash and cash equivalents At the beginning of the period	66,493,625	82,779,856	82,720,913	64,131,372
Cash and cash equivalents At the end of the period	36,240,382	66,493,625	36,240,382	82,720,913
Net increase/(decrease) in cash and cash equivalents	(30,253,243)	(16,286,231)	(46,480,531)	18,589,541

The Notes are an integral part of the Financial Statements

Bradesco	127

Notes to the Consolidated Financial Statements

  We present below the Notes to the Consolidated Financial Statements of Banco Bradesco S.A. subdivided as follows:

128	Report on Economic and Financial Analysis - December 2010

Notes to the Consolidated Financial Statements

  1) OPERATIONS

  Banco Bradesco S.A. (Bradesco) is a private-sector publicly traded company that, operating as a Multiple Service Bank, carries out all types of authorized banking activities through its commercial, foreign exchange, consumer financing and housing loan portfolios. The Bank also operates in a number of other activities through its direct and indirect subsidiaries, particularly in leasing, investment banking, brokerage, consortium management, credit cards, insurance, private pension plans and savings bonds. Operations are conducted within the context of the Bradesco Organization companies, working in an integrated manner in the market.

  2) PRESENTATION OF THE FINANCIAL STATEMENTS

  The consolidated financial statements of Bradesco include the financial statements of Banco Bradesco, its foreign branches, direct and indirect subsidiaries and jointly-controlled investments, in Brazil and abroad, including SPEs. They were prepared based on accounting practices determined by Laws 4,595/64 (Brazilian Financial System Law) and 6,404/76 (Brazilian Corporation Law), with the amendments introduced by Laws 11,638/07 and 11,941/09 related to the accounting of operations, as well as the rules and instructions of the Monetary National Council (CMN) and the Brazilian Central Bank (Bacen), Securities and Exchange Commission of Brazil (CVM), when applicable, National Private Insurance Council (CNSP), Insurance Superintendence (Susep), National Agency for Supplementary Healthcare (ANS), and consider the financial statements of leasing companies based on the finance lease method, whereby leased fixed assets are reclassified to the leasing operations account, less the residual value paid in advance.

  Accordingly, for preparation purposes, intercompany investments, asset and liability account balances, revenue, expenses and unrealized profit were eliminated from these consolidated financial statements, as well as highlighting the net income and shareholders' equity due to the minority shareholders. In the case of investments which are jointly controlled with other shareholders, asset, liability and income components were included in the consolidated financial statements in proportion to the interest in the capital stock of each investee. Goodwill determined on acquisition of investments in subsidiaries and jointly-controlled companies is presented under investments and intangible assets (Note 15a). The exchange variation arising from transactions of foreign branches and subsidiaries is presented in the income statement item together with changes in the value of derivative financial instruments, in order to eliminate the effect of these investment hedge instruments.

  The financial statements include estimates and assumptions, such as the calculation of the allowance for loan losses, estimates of the fair value of certain financial instruments, provision for contingencies, losses from impairment of securities classified as available-for-sale and held-to-maturity and non-financial assets, other provisions, the calculation of technical provisions for insurance, private pension plans and savings bonds and the determination of the useful life of specific assets. Actual results could differ from those estimates and assumptions.

  Bradesco's consolidated financial statements were approved by the Board of Directors on January 28, 2011.

Bradesco	129

Notes to the Consolidated Financial Statements

  We present below the main direct and indirect investees included in the Consolidated Financial Statements:

		Total ownership
	Activity	2010		2009
		December	September	December
		31	30	31
Financial Area - Brazil
Alvorada Cartões, Crédito, Financiamento e Investimento S.A.	Banking	100.00%	100.00%	100.00%
Banco Alvorada S.A. (1)	Banking	99.95%	99.95%	99.94%
Banco Bradesco Financiamentos S.A.	Banking	100.00%	100.00%	100.00%
Banco Bankpar S.A.	Banking	100.00%	100.00%	100.00%
Banco Bradesco BBI S.A.	Investment bank	98.35%	98.35%	98.35%
Banco Boavista Interatlântico S.A.	Banking	100.00%	100.00%	100.00%
Bankpar Arrendamento Mercantil S.A.	Leasing	100.00%	100.00%	100.00%
Banco Bradesco Cartões S.A.	Cards	100.00%	100.00%	100.00%
Bradesco Administradora de Consórcios Ltda.	Consortium management	100.00%	100.00%	100.00%
Bradesco Leasing S.A. Arrendamento Mercantil	Leasing	100.00%	100.00%	100.00%
Bradesco S.A. Corretora de Títulos e Valores Mobiliários	Brokerage	100.00%	100.00%	100.00%
BRAM - Bradesco Asset Management S.A. DTVM	Asset management	100.00%	100.00%	100.00%
Ágora Corretora de Títulos e Valores Mobiliários S.A.	Brokerage	100.00%	100.00%	100.00%
Banco Ibi S.A.	Cards	100.00%	100.00%	100.00%
Cielo S.A. (2) (3) (4) (5) (6)	Services	28.65%	28.65%	26.56%
Financial Area - abroad
Banco Bradesco Argentina S.A.	Banking	99.99%	99.99%	99.99%
Banco Bradesco Europa S.A. (9)	Banking	100.00%	100.00%	100.00%
Banco Bradesco S.A. Grand Cayman Branch (7)	Banking	100.00%	100.00%	100.00%
Banco Bradesco New York Branch	Banking	100.00%	100.00%	100.00%
Banco Bradesco S.A. Nassau Branch	Banking	100.00%	100.00%	100.00%
Bradesco Securities, Inc.	Brokerage	100.00%	100.00%	100.00%
Bradesco Securities, UK.	Brokerage	100.00%	100.00%	100.00%
Insurance, Private Pension Plans and Savings Bonds Area
Atlântica Capitalização S.A.	Savings bonds	100.00%	100.00%	100.00%
Bradesco Argentina de Seguros S.A.	Insurance	99.90%	99.90%	99.90%
Bradesco Auto/RE Companhia de Seguros	Insurance	100.00%	100.00%	100.00%
Bradesco Capitalização S.A.	Savings bonds	100.00%	100.00%	100.00%
Bradesco Saúde S.A.	Insurance/health	100.00%	100.00%	100.00%
Bradesco Dental S.A. (10)	Insurance/dental health	-	-	43.50%
Odontoprev S.A. (2)	Insurance/dental health	43.50%	43.50%	43.50%
Bradesco Seguros S.A.	Insurance	100.00%	100.00%	100.00%
	Private pension
Bradesco Vida e Previdência S.A.	plans/insurance	100.00%	100.00%	100.00%
Atlântica Companhia de Seguros	Insurance	100.00%	100.00%	100.00%
Other activities
Átria Participações Ltda. (8)	Holding	-	-	100.00%
Andorra Holdings S.A. (11)	Holding	100.00%	54.01%	54.01%
Bradseg Participações Ltda.	Holding	100.0%	100.00%	100.00%
Bradesco Corretora de Seguros Ltda.	Insurance brokerage	100.00%	100.00%	100.00%
Bradesplan Participações Ltda.	Holding	100.00%	100.00%	100.00%
Cia. Securitizadora de Créditos Financeiros Rubi	Credit acquisition	100.00%	100.00%	100.00%
Columbus Holdings S.A.	Holding	100.00%	100.00%	100.00%
Nova Paiol Participações Ltda.	Holding	100.00%	100.00%	100.00%
Scopus Tecnologia Ltda.	Information technology	100.00%	100.00%	100.00%
Tempo Serviços Ltda.	Services	100.00%	100.00%	100.00%
União Participações Ltda.	Holding	100.00%	100.00%	100.00%

130	Report on Economic and Financial Analysis - December 2010

Notes to the Consolidated Financial Statements

(1)	Increase in interest by the total subscription of the capital increase in May 2010;
(2)	Company whose audit services in 2009 were carried out by other independent auditors;
(3)	Company whose audit services in 2010 were carried out by other independent auditors;
(4)	Company proportionally consolidated, pursuant to CMN Resolution 2,723/00 and CVM Rule 247/96;
(5)	Increase in interest by partial acquisition in July 2010;
(6)	The special purpose entity Brazilian Merchant Voucher Receivables Limited is being consolidated. The company takes part in the securitization operation of the future flow of credit card bills receivables of clients domiciled abroad (Note 16d);
(7)	The special purpose entity International Diversified Payment Rights Company is being consolidated. The company takes part in the securitization operation of future flow of payment orders received from overseas (Note 16d);
(8)	Company merged by Bradseg in February 2010;
(9)	Current name of Banco Bradesco Luxembourg S.A.;
(10)	Company merged by Odontoprev in July 2010; and
(11)	Decrease of interest by acquisition in December 2010.

  3) SIGNIFICANT ACCOUNTING POLICIES

  a) Functional and Presentation Currencies

  Consolidated financial statements are presented in Reais, which is Bradesco's functional currency. Operations of foreign branches and subsidiaries are mainly a continuation of the activities in Brazil, and therefore, assets, liabilities and results are adjusted to comply with the accounting practices adopted in Brazil and translated into Reais using the exchange rate of the applicable currency. Gains and losses arising from this translation process are recorded in the period's income.

  b) Determination of net income

  Net income is determined on the accrual basis of accounting which establishes that income and expenses should be included in the determination of net income of the period to which they relate, always simultaneously when they are correlated, regardless of receipt or payment.

  Transactions with fixed rates are recorded at their redemption value and unearned income and unexpired expenses are recorded as a deduction from the corresponding assets and liabilities. Financial income and expenses are prorated daily and calculated based on the exponential method, except when relating to discounted notes or to foreign transactions which are calculated based on the straight-line method.

  Floating rate or foreign-currency-indexed transactions are adjusted to the balance sheet date.

  Insurance and coinsurance premiums accepted, net of premiums assigned in coinsurance and reinsurance, as well as corresponding commissions, are appropriated to income over the period of corresponding insurance policies and invoices and are deferred for appropriation on a straight-line basis, during the risk coverage period, by means of accrual and reversal of unearned premiums reserve and deferred selling expenses. Accepted coinsurance and retrocession operations are recorded based on the information received from other companies and reinsurance companies, respectively.

  Supplementary pension plan contributions and life insurance premiums with a survival clause are recognized in income as they are received.

  Revenue from savings bonds is recognized at the time of receipt, except for pre-printed bonds of fixed amount and lump-sum payment, which are recorded at the time of issue. The expenses for placement of bonds, classified as Selling Expenses, are recognized as they are incurred. Brokerage expenses are recorded when the respective savings bonds contributions are effectively received. Redemptions and drawings are recorded simultaneously to the accounting for the corresponding revenues.

Bradesco	131

Notes to the Consolidated Financial Statements

  Expenses for technical provisions for private pension plans and savings bonds are recorded at the same time as the corresponding revenues thereof are recognized.

  c) Cash and cash equivalents

  Cash and Cash Equivalents are represented by: cash in domestic and foreign currency, investments in gold, open market investments and deposits in other banks, with maturities on the application date of 90 days or less and present an insignificant risk of change in fair value, used by the Bank to manage its short-term commitments.

  d) Interbank investments

  Purchase and sale commitments with unrestricted movement agreements are adjusted to market value. Other investments are recorded at acquisition cost, plus income earned up to the balance sheet date, net of loss accrual, when applicable.

  e) Securities Classification:

  • Trading securities securities acquired for the purpose of being actively and frequently traded, adjusted to market value against the income in the period;

  • Available-for-sale securities securities which are not specifically intended for trading purposes or to be held to maturity, adjusted to market value against a specific account in shareholders' equity, net of tax effects; and

  • Held-to-maturity securities securities for which there is intention and financial capacity to hold in the portfolio up to maturity, recorded at acquisition cost, plus earnings recognized against income for the period.

  Securities classified in the trading and available-for-sale categories, as well as derivative financial instruments are stated at its estimated fair value in the consolidated balance sheet. The fair value is generally based on market prices or quotations for assets or liabilities with similar characteristics. If market prices are not available, fair values are based on traders' quotations, pricing models, discounted cash flows or similar techniques for which the determination of fair value may require judgment or significant estimates by Management.

  f) Derivative financial instruments (assets and liabilities)

  Classified based on Management's intended use thereof on the date of the contracting of the operation and whether it was carried out for hedging purposes or not.

  Operations involving derivative financial instruments are designed to meet the Bank's own needs in order to manage the overall exposure, as well as for meeting customers' requests for the management of their positions. Gains and losses are recorded in income or expenses accounts of the respective financial instruments.

  Derivative financial instruments used to mitigate risks deriving from exposure to variations in the market value of financial assets and liabilities are designated as hedges and are classified according to their nature as:

  • Market risk hedge: for financial instruments classified in this category as well as the hedge-related financial assets and liabilities, gains and losses, realized or not, are recorded in the income statement; and

132	Report on Economic and Financial Analysis - December 2010

Notes to the Consolidated Financial Statements

  • Cash flow hedge: for financial instruments classified in this category, the effective valuation or devaluation portion is recorded, net of tax effects, in a specific account in shareholders' equity. The non-effective portion of the respective hedge is directly recognized in the income statement.

  g) Loan and leasing operations, advances on foreign exchange contracts, other receivables with credit characteristics and allowance for loan losses

  Loan and leasing operations, advances on foreign exchange contracts and other receivables with credit characteristics are classified in their corresponding risk levels in compliance with: (i) the parameters established by CMN Resolution 2,682/99, at nine levels of risk from AA (minimum risk) to H (maximum risk); and (ii) Management's assessment risk. This assessment, which is carried out on a periodic basis, considers current economic conditions and past loan loss experience, as well as specific and general risks relating to operations, borrowers and guarantors. Moreover, the length of the delay in payment defined in CMN Resolution 2,682/99 is also taken into account for client risk rating purposes as follows:

Past-due period (1)	Client rating
Ï from 15 to 30 days	B
Ï from 31 to 60 days	C
Ï from 61 to 90 days	D
Ï from 91 to 120 days	E
Ï from 121 to 150 days	F
Ï from 151 to 180 days	G
Ï more than 180 days	H

(1) For operations with unexpired term of over 36 months, the periods are doubled, as allowed by CMN Resolution 2,682/99.

  The accrual of revenue from operations past due up to 59 days is recorded in income and subsequent to the 60th day, in unearned income, and it will only be recognized in income upon effective receipt.

  H-rated past-due operations remain at this level for six months, after which they are written-off against the existing allowance and controlled in memorandum accounts for at least five years, no longer being recognized in the balance sheet.

  Renegotiated operations are maintained, at least, at the same classification as their prior rating. Renegotiations already charged-off against the allowance and which are recorded in memorandum accounts are rated as H level and any possible revenues derived from their renegotiation are recognized as revenue only when they are effectively received. When there is a significant payment on the operation or when new material facts justify a change in risk level, the operation may be reclassified to a lower risk category.

  The allowance for loan losses is calculated at an amount sufficient to cover probable losses and takes into consideration CMN and Bacen rules and instructions, together with assessments carried out by the Management, in the determination of credit risk.

  h) Income tax and social contribution (assets and liabilities)

  Income tax and social contribution credits, calculated on tax losses, negative basis of social contribution and temporary additions are recorded in Other Receivables - Sundry and the provision for deferred tax liabilities on tax difference in leasing depreciation and mark-to-market adjustments of securities is recorded in Other Liabilities Tax and Social Security . Only income tax rate is applied on tax difference in leasing depreciation.

Bradesco	133

Notes to the Consolidated Financial Statements

  Tax credits on temporary additions will be realized upon use and/or reversal of the corresponding provisions to which they refer. Tax credits on tax losses and negative basis of social contribution will be realized as taxable income is generated, considering the 30% limit of the taxable profit of the reference period. Such tax credits are recorded based on current expectations for realization, taking into account the technical studies and analyses carried out by Management.

  The provision for income tax is recorded at the base rate of 15% of taxable income, plus a 10% surcharge. Social contribution on net income is calculated at a 15% rate for financial institutions and insurance companies and at 9% for other companies.

  Tax credits brought forward from previous periods, resulting from the increase of the social contribution rate to 15% of financial and insurance companies, are recorded up to the limit of the corresponding consolidated tax liabilities (Note 34).

  Provisions were recorded for other income and social contribution taxes in accordance with specific applicable legislation.

  Pursuant to Law 11,941/09, changes in the determination criteria for income, costs and expenses included in the net income for the period, enacted by Law 11,638/07 and by Articles 37 and 38 of Law 11,941/09, shall not have effect on taxable income, and, for tax purposes, accounting methods and criteria in force on December 31, 2007 will be considered. For accounting purposes, the tax effects of adopting the laws abovementioned are recorded in the corresponding deferred tax assets and liabilities.

  i) Prepaid expenses

  Prepaid expenses are payments for future benefits or services, which are registered in assets according to the accrual method of accounting.

  This group is basically represented by: (i) commissions paid to resellers in vehicle financing; (ii) commissions paid to insurance brokers; and (iii) advance payments of advertising and marketing expenses (Note 12b).

  j) Investments

  Investments in subsidiaries, jointly-controlled companies and affiliates, with significant influence over the investee or ownership of 20% or more in the voting capital, are evaluated by the equity accounting method.

  Tax incentives and other investments are assessed at acquisition cost, net of the provision for impairment, when applicable.

  k) Fixed assets

  Correspond to tangible assets used in the Bank's activities or acquired with this purpose, including those deriving from operations which transfer risks, benefits and controls of the assets.

  Fixed assets are stated at acquisition cost, net of the respective accumulated depreciations, calculated on the straight-line method according to the estimated economic useful life of assets, being: premises 4% p.a.; furniture and fixtures, machinery and equipment 10% p.a.; transport systems 20% p.a.; and data processing systems 20% to 50% p.a. and restated by impairment, when applicable.

134	Report on Economic and Financial Analysis - December 2010

Notes to the Consolidated Financial Statements

  l) Intangible assets

  Intangible assets are intangible rights acquired for business activities or exercised with that purpose.

  Intangible assets comprise:

  • Future profitability/client portfolio acquired and acquisition of the right to provide banking services; and

  These are recorded and amortized, when applicable, over the period in which the asset will directly and indirectly contribute to the future cash flow and adjusted by impairment, when applicable; and

  • Software

  Software is recorded at cost less amortization on the straight-line method during the estimated useful life (20% to 50% p.a.), as from the date it is available for use and adjusted by impairment, when applicable. Internal software development expenses are recognized as assets when it is possible to demonstrate the intention and ability to complete such development, as well as reliably measuring costs directly attributable to the software, which will be amortized during its estimated useful life, considering the future economic benefits generated.

  m) Asset impairment

  Securities classified as available-for-sale and held-to-maturity, as well as non-financial assets, except other assets and tax credits, are tested, at least annually, for impairment, which is recognized in the income statement for the period when the book value of an asset exceeds its recoverable value (calculated by: (i) the potential sale value or realization value less the respective expenses or (ii) the value in use calculated by the cash-generating unit, whichever the highest).

  A cash generating unit is the smallest identifiable group of assets that generates cash flows materially independent from other assets and groups.

  n) Deposits and federal funds purchased and securities sold under agreements to repurchase

  These are recorded at the amount of the liabilities and include, when applicable, related charges up to the balance sheet date, on a daily prorated basis.

  o) Technical provisions related to insurance, private pension plans and savings bonds activities

  Technical provisions are calculated according to actuarial technical notes as set forth by Susep and ANS, and criteria set forth by CNSP Resolutions 162/06, 181/07, 195/08 and 204/09.

  • Basic, life and health insurance lines:

  - Unearned Premiums Provision (PPNG) comprises retained premiums (except reinsurance assignment, once according to CNSP Resolution 195/08, as of 2009, insurance companies should not deduct the amounts transferred to third parties through reinsurance operations from the calculation of provisions) which are deferred during the term of effectiveness of the insurance policies, determining the daily prorated value of the unearned premium of the unexpired risk period (future risk of policies in effect). According to Resolution 206, as of 2009, ANS eliminated PPNG for private healthcare companies and insurance companies, effective as

Bradesco	135

Notes to the Consolidated Financial Statements

  of January 2010. It also established the accounting of pro-rata temporis earned premiums against the full reversal of provision;

  - The provision for claims incurred but not reported (IBNR) is calculated on an actuarial basis to quantify the amount of claims occurred and not reported by policyholders/beneficiaries. Pursuant to CNSP Resolution 195/08, as of 2009, insurance companies cannot deduct the amounts transferred to third parties through reinsurance operations from calculation of provisions;

  - The provision for unsettled claims is recorded based on indemnity estimates for notices of claims received from policyholders up to the balance sheet date. The provision is monetarily restated and includes all claims under litigation. In the case of health insurance, according to the technical note approved by ANS, the provision for unsettled claims comprises litigations and complements to IBNR provision;

  - The supplementary premium provision (PCP) is recorded on a monthly basis to complement the PPNG and includes estimates for the risks in effect but not issued (RVNE);

  - The provision for insufficient premiums is recorded when there is insufficiency of the unearned premium provision to cover incurred claims, considering expected indemnities and related expenses, throughout periods to be incurred related to risks in effect on the reference date of calculation;

  - Other technical provisions refer to the provision for future readjustments of premiums and those required for the technical balance of the individual health plan portfolio, adopting a method included in the actuarial technical note approved by ANS. For basic lines, this provision refers to premiums of extended warranty for products whose manufacturer's guarantee has not ended;

  - The provision for benefits to be granted, of the individual health plan portfolio, refers to a 5-year coverage for dependents if the policyholder is deceased, adopting a formulation included in the actuarial technical note approved by ANS; and

  - The provision for benefits granted of the individual health plan portfolio comprises liabilities arising from payment release contractual clauses referring to health plan coverage, and its accounting complies with Resolution - RN 75/04 of ANS, and premiums for the payment release of Bradesco Saúde policyholders - Plano GBS .

  • Supplementary private pension plans and life insurance covering survival:

  - The mathematical provision for benefits to be granted refers to participants whose benefits have not yet begun. In private pension plans known as traditional , the provision represents the difference between the current value of future benefits and the current value of future contributions, corresponding to obligations assumed under retirement, disability, pension and regular income plans. The provision is calculated using methodologies and premises set forth in the Actuarial Technical Notes;

  - Mathematical provisions of benefits to be granted pegged to life insurance and unrestricted benefits generating private pension plans (VGBL and PGBL) represent the amount of contributions made by the participants, net of carrying costs and other contractual charges, plus financial earnings generated by investments in fund quotas in Exclusive Investment Funds (FIEs);

136	Report on Economic and Financial Analysis - December 2010

Notes to the Consolidated Financial Statements

  - The mathematical provision for benefits granted refers to participants already using the benefits and corresponds to the present value of future obligations related to the payment of ongoing benefits;

  - The contribution insufficiency provision (PIC) is recorded for an eventual unfavorable fluctuation in technical risks taken in the mathematical provision for benefits to be granted, in the mathematical provision for benefits granted, considering that the participants are likely to have a higher survival rate. In plans covering survival, the provision is calculated on an actuarial basis and takes into consideration the actuarial tables AT-2000 Male (normalized) for males and AT-2000 Female (normalized) for females, with improvement of 1.5% p.a. and actual interest rate of 4% p.a. In disability plans covering survival risks, the provision takes into consideration the biometric AT-49 Male table and real interest rate of 4% p.a. Improvement is a technique that automatically updates the survival table, considering the expected increase in future survival rates;

  - The financial fluctuation provision is recorded up to a limit of 15% of the mathematical provision for benefits to be granted related to the private pension plans in the category of variable contribution with guarantee of earnings to cover possible financial fluctuations. The real interest rate of 4% p.a. is used to calculate this provision;

  - The provision for administrative expenses is recorded to cover administrative expenses of defined benefit and variable contribution plans. It is calculated in conformity with the methodology set forth in the actuarial technical note; and

  - The financial excess provision corresponds to that portion of financial revenue from the investment of provisions that exceeds the minimum returns from private pension plans that have a financial excess participation clause.

  • Savings bonds:

  - The mathematical provision for redemptions is recorded for each active or suspended savings bond during the estimated term set forth in the general conditions of the plan. It is calculated according to the methodology set forth in the actuarial technical notes approved by Susep;

  - The provisions for redemptions are established for the expired savings bonds and unexpired plans where early redemption has been required by the customer. The provisions are monetarily restated based on the indexes determined in each plan;

  - The provisions for unrealized and payable drawings are recorded to cover prizes in future drawings (unrealized) and also for prizes in drawings where customers have already been selected (payable);

  - The provision for contingencies is recorded to cover possible insufficiencies related to payments of redemptions required and/or premiums from drawings; and

  - The provision for administrative expenses is recorded to cover the plan's disclosure and selling expenses, brokerage and other expenses. The provision complies with the methodology set forth in an Actuarial Technical Note.

  p) Contingent assets and liabilities and legal liabilities tax and social security

  The recognition, measurement and disclosure of contingent assets and liabilities and legal liabilities are in accordance with the criteria defined in CMN Resolution 3,823/09 and CVM Resolution 594/09:

Bradesco	137

Notes to the Consolidated Financial Statements

  • Contingent Assets: are not recognized in the financial statements, except when Management has total control over the situation or when there are real guarantees or favorable judicial decisions, to which no further appeals are applicable, characterizing the gain as practically certain and confirmed expectations of receipt or compensation with another liability. Contingent assets with probable chances of success are disclosed in the notes to the financial statements (Note 18a);

  • Contingent Liabilities: are recorded taking into consideration the opinion of legal advisors, the nature of the lawsuits, the similarity with previous processes, the complexity and positioning of the courts, whenever the loss is evaluated as probable, which would cause a probable outflow of funds for the settlement of liabilities and when the amounts involved are measurable with sufficient reliability. Contingent liabilities classified as possible losses are not recognized in the financial statements, and they must only be disclosed in the notes, when individually material, and those classified as remote do not require provision nor disclosure (Notes 18b and 18c); and

  • Legal Liabilities Tax and Social Security: result from judicial proceedings related to tax liabilities, being contested on the grounds of legality or constitutionality, which, regardless of the assessment of the probability of success, are fully recognized in the financial statements (note 18b).

  q) Funding expenses

  Expenses related to funding transactions involving the issue of securities are presented as reduction of the liability and are allocated to income over the term of the transaction.

  r) Other assets and liabilities

  Assets are stated at their realizable amounts, including, when applicable, related income and monetary and exchange variations (on a daily prorated basis), and less provision for losses, when deemed appropriate. Liabilities comprise known or measurable amounts, including related charges and monetary and exchange variations (on a daily prorated basis).

  4) INFORMATION FOR COMPARISON PURPOSES

  Some changes were adopted in the presentation of the financial statements as of 2010. Therefore, the balances of December 31, 2009 were reclassified to make easier the comparison with the financial statements of December 31, 2010. Said reclassifications refer to the amount of R$287,998 thousand reclassified from intangible assets to interest in domestic associated companies, related to goodwill based on the market value of assets investments.

138	Report on Economic and Financial Analysis - December 2010

Notes to the Consolidated Financial Statements

  5) ADJUSTED BALANCE SHEET AND STATEMENT OF INCOME BY BUSINESS SEGMENT

  a) Balance sheet

						R$ thousand
	Financial (1) (2)		Insurance group (2) (3)		Other activities	Eliminations	Total
	Brazil	Abroad	Brazil	Abroad	(2)	(4)	consolidated
Assets
Current and long-term assets	497,138,875	44,418,640	102,696,552	9,545	1,015,626	(19,496,580)	625,782,658
Cash and cash equivalents	14,024,866	1,640,744	90,997	8,271	12,908	(39,906)	15,737,880
Interbank investments	72,223,173	1,008,861	-	-	-	-	73,232,034
Securities and derivative financial instruments	111,043,120	6,085,820	96,448,661	38	590,156	(649,805)	213,517,990
Interbank and interdepartmental accounts	66,326,287	-	-	-	-	-	66,326,287
Loan and leasing operations	179,894,153	35,205,641	-	-	-	(17,209,797)	197,889,997
Other receivables and other assets	53,627,276	477,574	6,156,894	1,236	412,562	(1,597,072)	59,078,470
Permanent assets	39,435,827	67,222	2,301,533	156	228,116	(30,330,782)	11,702,072
Investments	30,323,912	36,947	1,399,883	132	146,698	(30,330,782)	1,576,790
Premises and equipment and leased assets	3,374,542	8,803	323,040	24	59,722	-	3,766,131
Intangible assets	5,737,373	21,472	578,610	-	21,696	-	6,359,151
Total on December 31, 2010	536,574,702	44,485,862	104,998,085	9,701	1,243,742	(49,827,362)	637,484,730
Total on September 30, 2010	515,307,131	44,294,124	100,707,830	9,936	1,139,739	(49,555,334)	611,903,426
Total on December 31, 2009	414,654,040	27,778,897	92,086,729	17,277	1,186,389	(29,500,240)	506,223,092

Liabilities
Current and long-term liabilities	488,049,453	27,036,914	92,584,490	1,419	434,293	(19,496,580)	588,609,989
Deposits	185,444,929	7,797,300	-	-	-	(41,630)	193,200,599
Federal funds purchased and securities sold under agreements to repurchase	167,424,231	4,072,929	-	-	-	-	171,497,160
Funds from issuance of securities	13,150,153	5,356,989	-	-	-	(833,191)	17,673,951
Interbank and interdepartmental accounts	3,788,211	1,393	-	-	-	-	3,789,604
Borrowing and onlending	50,825,452	4,397,184	-	-	-	(17,026,411)	38,196,225
Derivative financial instruments	632,325	97,375	-	-	-	-	729,700
Technical provisions from insurance, private pension plans and savings bonds	-	-	87,175,906	1,185	-	-	87,177,091
Other liabilities:
- Subordinated debts	21,235,694	5,079,252	-	-	-	-	26,314,946
- Other	45,548,458	234,492	5,408,584	234	434,293	(1,595,348)	50,030,713
Deferred income	360,355	-	-	-	-	-	360,355
Shareholders' equity/minority interest in subsidiaries	122,044	17,448,948	12,413,595	8,282	809,449	(30,330,782)	471,536
Shareholders' equity - parent company	48,042,850	-	-	-	-	-	48,042,850
Total on December 31, 2010	536,574,702	44,485,862	104,998,085	9,701	1,243,742	(49,827,362)	637,484,730
Total on September 30, 2010	515,307,131	44,294,124	100,707,830	9,936	1,139,739	(49,555,334)	611,903,426
Total on December 31, 2009	414,654,040	27,778,897	92,086,729	17,277	1,186,389	(29,500,240)	506,223,092

Bradesco	139

Notes to the Consolidated Financial Statements

  b) Statement of income

	R$ thousand
	Financial (1) (2)		Insurance group (2) (3)		Other activities (2)	Eliminations (4)	Total consolidated
	Brazil	Abroad	Brazil	Abroad
Revenues from financial intermediation	60,054,918	1,330,879	9,324,700	-	49,461	(99,697)	70,660,261
Expenses from financial intermediation	37,408,329	412,707	6,083,511	-	-	(100,032)	43,804,515
Gross income from financial intermediation	22,646,589	918,172	3,241,189	-	49,461	335	26,855,746
Other operating income/expenses	(13,795,964)	86,165	1,543,110	(1,045)	83,555	(326)	(12,084,505)
Operating income	8,850,625	1,004,337	4,784,299	(1,045)	133,016	9	14,771,241
Non-operating income	(207,743)	80,622	(39,109)	-	(5,252)	(9)	(171,491)
Income before taxes and minority interest	8,642,882	1,084,959	4,745,190	(1,045)	127,764	-	14,599,750
Income tax and social contribution	(2,684,862)	(869)	(1,773,535)	249	3,381	-	(4,455,636)
Minority interest in subsidiaries	(27,474)	(44,898)	(53,129)	-	3,060	-	(122,441)
Net income for 2010	5,930,546	1,039,192	2,918,526	(796)	134,205	-	10,021,673
Net income for 2009	4,463,540	730,231	2,720,267	2,375	95,869	-	8,012,282
Net income for 4Q10	2,108,884	9,488	793,325	(129)	75,177	-	2,986,745
Net income for 3Q10	1,743,720	77,896	721,269	(61)	(15,920)	-	2,526,904

  (1) The Financial segment comprises: financial institutions; holding companies (which are mainly responsible for managing financial resources); as well as credit card and asset management companies;
  (2) The balances of equity accounts, income and expenses among companies from the same segment are being eliminated;
  (3) The Insurance Group segment comprises insurance, private pension plans and savings bonds companies; and
  (4)   Amounts eliminated among companies from different segments, as well as operations carried out in Brazil and abroad.

  6) CASH AND CASH EQUIVALENTS

	R$ thousand
	2010		2009
	December 31	September 30	December 31
Funds available in domestic currency	13,915,216	6,306,806	5,507,300
Funds available in foreign currency	1,822,578	3,361,979	1,439,198
Investments in gold	86	79	65
Total cash and due from banks	15,737,880	9,668,864	6,946,563
Short-term interbank investments (1)	20,502,502	56,824,761	75,774,350
Total cash and cash equivalents	36,240,382	66,493,625	82,720,913

(1) Refers to operations with maturities on the application date of 90 days or less and with insignificant risk of change in fair value.

140	Report on Economic and Financial Analysis - December 2010

Notes to the Consolidated Financial Statements

  7) INTERBANK INVESTMENTS

  a) Breakdown and maturities

	R$ thousand
	2010						2009
	1 to 30 days	31 to 180 days	181 to 360 days	More than 360 days	December 31	September 30	December 31
Investments in the open market:
Own portfolio position	1,880,514	12,266,983	-	-	14,147,497	24,683,717	33,326,754
Ï Financial treasury bills	649,198	-	-	-	649,198	1,073,075	780,904
Ï National treasury notes	1,075,755	7,770,602	-	-	8,846,357	18,616,512	19,185,687
Ï National treasury bills	-	4,496,381	-	-	4,496,381	4,993,954	13,350,807
Ï Other	155,561	-	-	-	155,561	176	9,356
Funded position	20,115,355	24,052,895	-	-	44,168,250	56,141,276	67,957,781
Ï Financial treasury bills	17,585,733	-	-	-	17,585,733	37,748,318	20,945,416
Ï National treasury notes	2,377,573	17,793,498	-	-	20,171,071	13,542,647	28,537,680
Ï National treasury bills	152,049	6,259,397	-	-	6,411,446	4,850,311	18,474,685
Short position	2,419,788	5,443,167	-	-	7,862,955	3,979,344	553,156
Ï National treasury bills	2,419,788	5,443,167	-	-	7,862,955	3,979,344	553,156
Subtotal	24,415,657	41,763,045	-	-	66,178,702	84,804,337	101,837,691
Deposits in other banks:
Ï Deposits in other banks	3,160,792	1,527,965	1,075,847	1,290,114	7,054,718	7,764,117	8,959,981
Ï Provisions for losses	(925)	(84)	(377)	-	(1,386)	(1,372)	(859)
Subtotal	3,159,867	1,527,881	1,075,470	1,290,114	7,053,332	7,762,745	8,959,122
Total on December 31, 2010	27,575,524	43,290,926	1,075,470	1,290,114	73,232,034
%	37.6	59.1	1.5	1.8	100.0
Total on September 30, 2010	60,250,063	30,594,869	1,119,768	602,382		92,567,082
%	65.1	33.0	1.2	0.7		100.0
Total December 31, 2009	84,014,995	23,461,341	2,243,038	1,077,439			110,796,813
%	75.8	21.2	2.0	1.0			100.0

  b) Income from interbank investments

  Classified in the statement of income as income on securities transactions

	R$ thousand
	2010			2009
	4th quarter	3rd quarter	December 31 YTD	December 31 YTD
Income from investments in purchase and sale commitments:
Own portfolio position	804,575	461,432	2,163,927	2,129,798
Funded position	1,139,800	1,696,898	5,718,131	5,952,209
Short position	206,148	94,862	437,030	357,153
Subtotal	2,150,523	2,253,192	8,319,088	8,439,160
Income from interest-earning deposits in other banks	136,802	138,227	549,437	666,280
Total (Note 8h)	2,287,325	2,391,419	8,868,525	9,105,440

Bradesco	141

Notes to the Consolidated Financial Statements

  8) SECURITIES AND DERIVATIVE FINANCIAL INSTRUMENTS

  Information on securities and derivative financial instruments is as follows:

  a) Summary of the consolidated classification of securities by business segment and issuer

	R$ thousand
	2010								2009
	Financial	Insurance/ Savings bonds	Private pension plans	Other activities	December 31%		September 30%		December 31%
Trading securities	72,442,708	2,509,609	32,506,231	337,534	107,796,082	59.0	91,333,204	56.4	70,712,303	59.5
- Government securities	46,710,280	910,703	292,417	295,484	48,208,884	26.4	42,451,987	26.2	23,095,598	19.5
- Corporate bonds	24,122,043	1,598,906	474,151	42,050	26,237,150	14.3	20,867,877	12.9	16,803,535	14.1
- Derivative financial instruments (1)	1,610,385	-	-	-	1,610,385	0.9	2,363,883	1.5	1,358,573	1.1
- PGBL / VGBL restricted bonds	-	-	31,739,663	-	31,739,663	17.4	25,649,457	15.8	29,454,597	24.8
Available-for-sale securities	41,563,031	1,734,779	1,908,267	173,108	45,379,185	24.8	42,082,173	25.9	22,083,918	18.6
- Government securities	33,450,431	18,437	82,012	1,759	33,552,639	18.3	31,236,874	19.2	13,610,163	11.5
- Corporate bonds	8,112,600	1,716,342	1,826,255	171,349	11,826,546	6.5	10,845,299	6.7	8,473,755	7.1
Held-to-maturity securities (4)	814,870	7,460,918	21,216,208	-	29,491,996	16.2	28,647,995	17.7	25,938,584	21.9
- Government securities	814,870	7,433,923	20,772,635	-	29,021,428	15.9	27,898,588	17.2	25,266,822	21.3
- Corporate bonds	-	26,995	443,573	-	470,568	0.3	749,407	0.5	671,762	0.6
Subtotal	114,820,609	11,705,306	55,630,706	510,642	182,667,263	100.0	162,063,372	100.0	118,734,805	100.0
Purchase and sale commitments (2)	1,658,524	4,468,877	24,643,814	79,512	30,850,727		34,017,837		27,883,930
Overall total	116,479,133	16,174,183	80,274,520	590,154	213,517,990		196,081,209		146,618,735
- Government securities	80,975,581	8,363,063	21,147,064	297,243	110,782,951	60.6	101,587,449	62.7	61,972,583	52.2
- Corporate bonds	33,845,028	3,342,243	2,743,979	213,399	40,144,649	22.0	34,826,466	21.5	27,307,625	23.0
- PGBL / VGBL restricted bonds	-	-	31,739,663	-	31,739,663	17.4	25,649,457	15.8	29,454,597	24.8
Subtotal	114,820,609	11,705,306	55,630,706	510,642	182,667,263	100.0	162,063,372	100.0	118,734,805	100.0
Purchase and sale commitments (2)	1,658,524	4,468,877	24,643,814	79,512	30,850,727		34,017,837		27,883,930
Overall total	116,479,133	16,174,183	80,274,520	590,154	213,517,990		196,081,209		146,618,735

142	Report on Economic and Financial Analysis - December 2010

Notes to the Consolidated Financial Statements

  b) Breakdown of consolidated portfolio by issuer

Securities (3)	R$ thousand
	2010									2009
	December 31							September 30		December 31
	1 to 30 days	31 to 180 days	181 to 360 days	More than 360 days	Market/ book value (5) (6) (7)	Restated cost	Mark-to- market	Market/ book value (5) (6) (7)	Mark-to- market	Market/ book value (5) (6) (7)	Mark-to- market
Government securities	1,956,988	4,041,109	4,329,866	100,454,988	110,782,951	110,926,331	(143,380)	101,587,449	137,542	61,972,583	423,826
Financial treasury bills	15,391	1,321,813	609,625	6,741,079	8,687,908	8,700,303	(12,395)	10,423,294	1,691	14,374,635	(5,928)
National treasury bills	1,784,403	16,037	3,635,163	29,488,826	34,924,429	35,084,086	(159,657)	34,269,313	(48,071)	4,336,011	(9,786)
National treasury notes	101,311	2,631,049	80,408	62,619,335	65,432,103	65,486,039	(53,936)	54,400,458	54,269	40,121,292	29,981
Brazilian foreign debt notes	55,883	-	422	1,508,311	1,564,616	1,495,488	69,128	1,587,404	115,730	2,813,150	398,181
Privatization currencies	-	-	-	87,658	87,658	73,851	13,807	88,607	14,148	94,143	14,593
Foreign government securities	-	70,956	-	48	71,004	71,000	4	803,535	(441)	211,765	(3,670)
Other	-	1,254	4,248	9,731	15,233	15,564	(331)	14,838	216	21,587	455
Corporate bonds	11,725,216	3,381,534	3,713,173	21,324,726	40,144,649	40,306,394	(161,745)	34,826,466	149,753	27,307,625	378,381
Bank deposit certificates	304,060	15,861	332,360	1,071,777	1,724,058	1,724,058	-	1,477,183	-	1,097,396	-
Shares	4,097,694	-	-	-	4,097,694	4,477,792	(380,098)	4,117,960	(244,345)	3,294,980	115,220
Debentures	12,309	185,951	2,234,864	14,436,597	16,869,721	16,828,911	40,810	13,712,529	128,363	9,033,521	139,678
Promissory notes	27,562	2,788,755	46,619	500	2,863,436	2,867,550	(4,114)	1,958,371	(3,433)	2,047,780	(421)
Foreign corporate bonds	60,717	-	61	2,867,235	2,928,013	2,836,582	91,431	2,782,072	194,443	2,228,011	77,255
Derivative financial instruments (1)	372,111	248,727	923,087	66,460	1,610,385	1,531,829	78,556	2,363,883	75,569	1,358,573	117,559
Other	6,850,763	142,240	176,182	2,882,157	10,051,342	10,039,672	11,670	8,414,468	(844)	8,247,364	(70,910)
PGBL / VGBL restricted bonds	12,485,227	695,344	1,964,768	16,594,324	31,739,663	31,739,663	-	25,649,457	-	29,454,597	-
Subtotal	26,167,431	8,117,987	10,007,807	138,374,038	182,667,263	182,972,388	(305,125)	162,063,372	287,295	118,734,805	802,207
Purchase and sale commitments (2)	29,187,972	431,542	1,122,739	108,474	30,850,727	30,850,727	-	34,017,837	-	27,883,930	-
Hedge cash flow (Note 8g)	-	-	-	-	-	-	314,016	-	67,101	-	150,089
Overall total	55,355,403	8,549,529	11,130,546	138,482,512	213,517,990	213,823,115	8,891	196,081,209	354,396	146,618,735	952,296

Bradesco	143

Notes to the Consolidated Financial Statements

  c) Consolidated classification by category, maturity and business segment

  I) Trading securities

Securities (3)	R$ thousand
	2010									2009
	December 31							September 30		December 31
	1 to 30 days	31 to 180 days	181 to 360 days	More than 360 days	Market/ book value (5) (6) (7)	Restated cost	Mark-to- market	Market/ book value (5) (6) (7)	Mark-to- market	Market/ book value (5) (6) (7)	Mark-to- market
- Financial	6,120,793	6,302,083	7,383,326	52,636,506	72,442,708	72,458,615	(15,907)	61,991,958	191,936	38,510,735	360,116
National treasury bills	166,724	15,101	3,632,291	21,169,006	24,983,122	25,096,375	(113,253)	24,556,908	(30,703)	2,336,454	(900)
Financial treasury bills	9,398	859,312	435,584	5,774,549	7,078,843	7,090,371	(11,528)	8,143,023	1,676	12,325,394	(6,252)
Bank deposit certificates	264,445	1,005	31,210	4,456	301,116	301,116	-	238,200	-	818,582	-
Derivative financial instruments (1)	372,111	248,727	923,087	66,460	1,610,385	1,531,829	78,556	2,363,883	75,569	1,358,573	117,559
Debentures	12,273	155,885	2,228,586	13,040,433	15,437,177	15,400,702	36,475	11,999,772	122,197	7,303,605	135,940
Promissory notes	49	2,788,755	46,619	-	2,835,423	2,839,537	(4,114)	1,929,858	(3,433)	2,047,235	(421)
Brazilian foreign debt notes	12,546	-	-	17,168	29,714	28,066	1,648	30,841	2,357	35,278	3,677
National treasury notes	99,672	2,158,756	80,408	12,196,056	14,534,892	14,540,971	(6,079)	7,285,046	23,278	7,083,823	111,006
Foreign corporate securities	569	-	-	36,231	36,800	35,558	1,242	56,831	1,600	60,968	3,497
Foreign government securities	-	70,956	-	48	71,004	71,000	4	803,535	(441)	82,020	(636)
Shares	155,552	-	-	-	155,552	154,082	1,470	92,971	-	60,023	-
Other	5,027,454	3,586	5,541	332,099	5,368,680	5,369,008	(328)	4,491,090	(164)	4,998,780	(3,354)
- Insurance companies and savings bonds	1,047,494	261,168	390,382	810,565	2,509,609	2,509,609	-	2,926,147	-	1,990,690	-
Financial treasury bills	5,992	187,258	127,677	362,825	683,752	683,752	-	1,027,988	-	644,228	-
National treasury bills	17,994	-	715	15,306	34,015	34,015	-	71,108	-	70,184	-
Bank deposit certificates	21,922	6,717	261,990	166,121	456,750	456,750	-	370,165	-	79,028	-
National treasury notes	-	910	-	192,026	192,936	192,936	-	7,527	-	6,354	-
Shares	3,433	-	-	-	3,433	3,433	-	34,248	-	38,556	-
Debentures	-	-	-	9,079	9,079	9,079	-	6,237	-	4,915	-
Foreign private bonds	5,371	-	-	-	5,371	5,371	-	5,180	-	5,073	-
Other	992,782	66,283	-	65,208	1,124,273	1,124,273	-	1,403,694	-	1,142,352	-

144	Report on Economic and Financial Analysis - December 2010

Notes to the Consolidated Financial Statements

Securities (3)	R$ thousand
	2010									2009
	December 31							September 30		December 31
	1 to 30 days	31 to 180 days	181 to 360 days	More than 360 days	Market/ book value (5) (6) (7)	Restated cost	Mark-to- market	Market/ book value (5) (6) (7)	Mark-to- market	Market/ book value (5) (6) (7)	Mark-to- market
- Private pension plans	12,891,653	894,276	1,965,991	16,754,311	32,506,231	32,505,910	321	26,102,613	193	29,906,576	(31)
Financial treasury bills	-	198,932	1,223	5,384	205,539	205,539	-	200,631	-	206,815	-
National treasury notes	-	-	-	63,254	63,254	62,933	321	14,728	193	11,246	(31)
National treasury bills	10,296	-	-	13,328	23,624	23,624	-	23,066	-	9,321	-
Shares	1,244	-	-	-	1,244	1,244	-	2,403	-	2,715	-
PGBL / VGBL restricted bonds	12,485,227	695,344	1,964,768	16,594,324	31,739,663	31,739,663	-	25,649,457	-	29,454,597	-
Other	394,886	-	-	78,021	472,907	472,907	-	212,328	-	221,882	-
- Other activities	42,869	49,104	45,161	200,400	337,534	337,534	-	312,486	-	304,302	-
Financial treasury bills	-	43,306	33,208	176,506	253,020	253,020	-	265,481	-	228,405	-
Bank deposit certificates	6,724	2,860	2,154	1,151	12,889	12,889	-	13,574	-	15,981	-
National treasury bills	30,015	937	2,156	5,399	38,507	38,507	-	4,972	-	8,520	-
Debentures	-	-	6,278	2,504	8,782	8,782	-	15,085	-	18,877	-
National treasury notes	1,638	-	-	2,318	3,956	3,956	-	4,820	-	28,494	-
Other	4,492	2,001	1,365	12,522	20,380	20,380	-	8,554	-	4,025	-
Subtotal	20,102,809	7,506,631	9,784,860	70,401,782	107,796,082	107,811,668	(15,586)	91,333,204	192,129	70,712,303	360,085
Purchase and sale commitments (2)	29,187,972	431,542	1,122,739	108,474	30,850,727	30,850,727	-	34,017,837	-	27,883,930	-
- Financial	1,691,864	910	44,044	1,218	1,738,036	1,738,036	-	2,110,603	-	3,656,410	-
- Insurance companies and savings
bonds	4,465,539	2,479	859	-	4,468,877	4,468,877	-	4,673,280	-	4,045,712	-
- Private pension plans	23,030,569	428,153	1,077,836	107,256	24,643,814	24,643,814	-	27,233,954	-	20,181,808	-
- PGBL/VGBL	22,218,025	428,153	1,077,836	107,256	23,831,270	23,831,270	-	26,122,656	-	17,454,794	-
- Funds	812,544	-	-	-	812,544	812,544	-	1,111,298	-	2,727,014	-
Overall total	49,290,781	7,938,173	10,907,599	70,510,256	138,646,809	138,662,395	(15,586)	125,351,041	192,129	98,596,233	360,085
Derivative financial instruments
(liabilities)	(287,898)	(198,178)	(110,030)	(133,594)	(729,700)	(720,287)	(9,413)	(1,878,004)	(22,105)	(531,194)	30,510

Bradesco	145

Notes to the Consolidated Financial Statements

  II) Available -for-sale securities

Securities (3) (8)	R$ thousand
	2010									2009
	December 31							September 30		December 31
	1 to 30 days	31 to 180 days	181 to 360 days	More than 360 days	Market/ book value (5) (6) (7)	Restated cost	Mark-to- market	Market/ book value (5) (6) (7)	Mark-to- market	Market/ book value (5) (6) (7)	Mark-to- market
- Financial	2,540,394	250,964	176,438	38,595,235	41,563,031	41,554,235	8,796	38,346,790	316,388	19,615,769	461,657
National treasury bills	1,559,374	-	-	8,285,787	9,845,161	9,891,565	(46,404)	9,613,259	(17,368)	1,911,532	(8,886)
Brazilian foreign debt securities	13,716	-	421	705,894	720,031	652,551	67,480	738,627	113,372	1,922,269	394,504
Foreign corporate securities	54,777	-	61	2,831,004	2,885,842	2,795,653	90,189	2,720,060	192,843	2,161,970	73,758
National treasury notes	-	150,527	-	22,280,132	22,430,659	22,478,837	(48,178)	20,020,084	30,798	8,593,907	(80,994)
Financial treasury bills	-	27,887	135	336,370	364,392	365,405	(1,013)	367,331	(163)	539,984	(88)
Bank deposit certificates	7,549	928	2,295	900,049	910,821	910,821	-	851,395	-	175,743	-
Debentures	-	-	-	763,840	763,840	763,531	309	768,904	493	868,420	(1,152)
Shares	850,541	-	-	-	850,541	945,177	(94,636)	992,606	(37,026)	1,439,018	143,103
Privatization currencies	-	-	-	87,658	87,658	73,851	13,807	88,607	14,148	94,143	14,593
Foreign governments bonds	-	-	-	-	-	-	-	-	-	129,745	(3,034)
Other	54,437	71,622	173,526	2,404,501	2,704,086	2,676,844	27,242	2,185,917	19,291	1,779,038	(70,147)
- Insurance companies and savings bonds	1,536,065	-	1,660	197,054	1,734,779	1,835,842	(101,063)	1,756,017	(92,332)	1,349,829	12,986
Financial treasury bills	-	-	1,660	16,777	18,437	18,432	5	106,867	22	121,523	63
Shares	1,503,828	-	-	-	1,503,828	1,592,211	(88,383)	1,449,452	(78,274)	1,012,817	4,987
Debentures	36	-	-	180,239	180,275	176,250	4,025	173,122	5,673	165,942	4,890
Other	32,201	-	-	38	32,239	48,949	(16,710)	26,576	(19,753)	49,547	3,046
- Private pension plans	1,787,193	9,317	44,849	66,908	1,908,267	2,105,633	(197,366)	1,918,753	(128,890)	1,110,114	(32,647)
Shares	1,582,909	-	-	-	1,582,909	1,781,552	(198,643)	1,546,139	(129,046)	741,707	(32,996)
Financial treasury bills	-	4,966	10,138	66,908	82,012	81,871	141	297,858	156	294,535	349
Bank deposit certificates	-	4,351	34,711	-	39,062	39,062	-	-	-	-	-
Other	204,284	-	-	-	204,284	203,148	1,136	74,756	-	73,872	-
- Other activities	171,349	-	-	1,759	173,108	173,014	94	60,613	-	8,206	126
Bank deposit certificates	3,420	-	-	-	3,420	3,420	-	3,849	-	8,062	-
Shares	112	-	-	-	112	18	94	141	-	144	126
Financial treasury bills	-	-	-	1,759	1,759	1,759	-	1,715	-	-	-
Other	167,817	-	-	-	167,817	167,817	-	54,908	-	-	-
Subtotal	6,035,001	260,281	222,947	38,860,956	45,379,185	45,668,724	(289,539)	42,082,173	95,166	22,083,918	442,122
Hedge cash flow (Note 8g)	-	-	-	-	-	-	314,016	-	67,101	-	150,089
Overall total (8)	6,035,001	260,281	222,947	38,860,956	45,379,185	45,668,724	24,477	42,082,173	162,267	22,083,918	592,211

146	Report on Economic and Financial Analysis - December 2010

Notes to the Consolidated Financial Statements

  III) Held-to-maturity securities

Securities (3)	R$ thousand
	2010						2009
	December 31					September 30	December 31
	1 to 30 days	31 to 180 days	181 to 360 days	More than 360 days	Restated cost value (5) (6)	Restated cost value (5) (6)	Restated cost value (5) (6)
Financial	29,621	-	-	785,249	814,870	830,186	869,354
Brazilian foreign debt notes	29,621	-	-	785,249	814,870	817,936	855,603
Financial treasury bills	-	-	-	-	-	12,250	13,751
Insurance companies and savings bonds	-	-	-	7,460,918	7,460,918	7,241,735	7,494,856
Debentures	-	-	-	26,995	26,995	25,819	-
National treasury notes	-	-	-	7,433,923	7,433,923	7,215,916	7,494,856
Private pension plans	-	351,075	-	20,865,133	21,216,208	20,576,074	17,574,374
Debentures	-	30,066	-	413,507	443,573	723,588	671,762
National treasury notes	-	320,856	-	20,451,626	20,772,482	19,852,337	16,902,612
Financial treasury bills	-	153	-	-	153	149	-
Overall total (4)	29,621	351,075	-	29,111,300	29,491,996	28,647,995	25,938,584

Bradesco	147

Notes to the Consolidated Financial Statements

  d) Breakdown of the portfolios by financial statements classification

Securities	R$ thousand
	2010						2009
	1 to 30 days	31 to 180 days	181 to 360 days	More than 360 days	Total on December 31 (3) (5) (6) (7)	Total on September 30 (3) (5) (6) (7)	Total on December 31 (3) (5) (6) (7)
Own portfolio	54,885,721	5,742,626	6,186,175	68,376,334	135,190,856	136,484,687	117,640,258
Fixed income securities	50,788,027	5,742,626	6,186,175	68,376,334	131,093,162	132,366,727	114,345,278
Ï Financial treasury bills	15,391	1,071,961	265,356	3,388,053	4,740,761	5,927,772	5,579,803
Ï Purchase and sale commitments (2)	29,187,972	431,542	1,122,739	108,474	30,850,727	34,017,837	27,883,930
Ï National treasury notes	101,311	322,725	353	28,162,921	28,587,310	29,798,003	25,076,016
Ï Brazilian foreign debt securities	13,233	-	422	35,101	48,756	382,449	2,362,493
Ï Bank deposit certificates	304,060	15,861	332,360	1,071,777	1,724,058	1,477,183	1,097,396
Ï National treasury bills	1,784,403	16,037	38,204	1,453,374	3,292,018	8,877,172	1,137,529
Ï Foreign corporate securities	5,796	-	61	233,277	239,134	1,333,113	2,191,497
Ï Debentures	12,309	185,951	2,234,864	14,436,597	16,869,721	13,712,529	9,033,521
Ï Promissory notes	27,562	2,788,755	46,619	500	2,863,436	1,958,371	2,047,780
Ï Foreign government securities	-	70,956	-	48	71,004	803,535	211,765
Ï PGBL/VGBL restricted bonds	12,485,227	695,344	1,964,768	16,594,324	31,739,663	25,649,457	29,454,597
Ï Other	6,850,763	143,494	180,429	2,891,888	10,066,574	8,429,306	8,268,951
Equity securities	4,097,694	-	-	-	4,097,694	4,117,960	3,294,980
Ï Shares of listed companies (technical provision)	1,859,411	-	-	-	1,859,411	1,787,808	676,452
Ï Shares of listed companies (other)	2,238,283	-	-	-	2,238,283	2,330,152	2,618,528
Restricted securities	97,571	2,558,176	4,021,284	69,983,428	76,660,459	57,192,627	27,574,564
Repurchase agreements	97,571	2,355,785	3,318,519	68,247,454	74,019,329	53,888,240	7,401,899
Ï National treasury bills	-	-	3,218,151	27,947,169	31,165,320	24,344,332	182,109
Ï Brazilian foreign debt securities	42,651	-	-	1,473,209	1,515,860	1,204,955	450,657
Ï Financial treasury bills	-	47,461	20,313	1,736,703	1,804,477	2,346,516	3,155,927
Ï National treasury notes	-	2,308,324	80,055	34,456,414	36,844,793	24,543,478	3,576,692
Ï Foreign corporate securities	54,920	-	-	2,633,959	2,688,879	1,448,959	36,514
Central Bank	-	-	-	-	-	-	14,772,240
Ï National treasury bills	-	-	-	-	-	-	2,335,104
Ï National treasury notes	-	-	-	-	-	-	8,871,523
Ï Financial treasury bills	-	-	-	-	-	-	3,565,613

148	Report on Economic and Financial Analysis - December 2010

Notes to the Consolidated Financial Statements

Securities	R$ thousand
	2010						2009
	1 to 30 days	31 to 180 days	181 to 360 days	More than 360 days	Total on December 31 (3) (5) (6) (7)	Total on September 30 (3) (5) (6) (7)	Total on December 31 (3) (5) (6) (7)
Privatization currencies	-	-	-	87,658	87,658	88,607	94,143
Guarantees provided	-	202,391	702,765	1,648,316	2,553,472	3,215,780	5,306,282
Ï National treasury bills	-	-	378,808	88,283	467,091	1,047,809	681,269
Ï Financial treasury bills	-	202,391	323,957	1,560,033	2,086,381	2,108,994	2,027,952
Ï National treasury notes	-	-	-	-	-	58,977	2,597,061
Derivative financial instruments (1)	372,111	248,727	923,087	66,460	1,610,385	2,363,883	1,358,573
Securities subject to repurchase agreements but not restricted	-	-	-	56,290	56,290	40,012	45,340
Ï Financial treasury bills	-	-	-	56,290	56,290	40,012	45,340
Overall total	55,355,403	8,549,529	11,130,546	138,482,512	213,517,990	196,081,209	146,618,735
%	25.9	4.0	5.2	64.9	100.0	100.0	100.0

  (1) Consistent with the criterion adopted by Bacen Circular Letter 3,068/02 and due to the characteristics of the securities, we are considering the derivative financial instruments, except those considered as cash flow hedge under the category Trading Securities ;

  (2) These refer to investment fund resources and managed portfolios applied on purchase and sale commitments with Bradesco, whose owners are consolidated subsidiaries, included in the consolidated financial statements;

(3) The investment fund quotas were distributed according to the instruments composing their portfolios and preserving the category classification of the funds;

  (4) In compliance with the provisions of Article 8 of Bacen Circular Letter 3,068/02, Bradesco declares that it has both the financial capacity and the intention to hold to maturity the securities classified as 'held-to-maturity'. This financial capacity is evidenced in Note 32a, which presents the maturities of asset and liability operations as of December 31, 2010;

(5) The number of days to maturity was based on the maturity of the securities, regardless of their accounting classification;

  (6) This column reflects book value subsequent to mark-to-market according to item (7), except for held-to-maturity securities, whose market value is higher than the restated cost in the amount of R$4,607,874 thousand (September 30, 2010 R$4,026,102 thousand and December 31, 2009 R$3,082,780 thousand);

  (7) The market value of securities is determined based on the market price available on the balance sheet date. Should there be no market prices available, amounts are estimated based on the prices quoted by dealers, on price definition models, quotation models or price quotations for instruments with similar characteristics; in case of investment funds, the restated cost reflects the market value of the respective quotas; and

  (8) In the fourth quarter of 2010, no other than temporary losses were realized in the amount of R$429 thousand (fourth quarter of 2009 - R$24,726 thousand), for the securities classified as available for sale .

Bradesco	149

Notes to the Consolidated Financial Statements

  e) Derivative financial instruments

  Bradesco carries out transactions involving derivative financial instruments, which are recorded in the balance sheet or memorandum accounts, to meet its own needs in managing its global exposure, as well as to meet its client's requests, in order to manage their exposures. These operations involve a series of derivatives, including interest rate swaps, currency swaps, futures and options. Bradesco's risk management policy is based on the utilization of derivative financial instruments with a view to mitigating the risks of operations carried out by the Bank and its subsidiaries.

  Securities classified in the trading and available-for-sale categories, as well as derivative financial instruments are stated in the consolidated balance sheet at their estimated fair value. Fair value is generally based on market prices or quotations for assets or liabilities with similar characteristics. Should market prices not be available, fair values are based on dealer quotations, pricing models, discounted cash flows or similar techniques for which the determination of fair value may require judgment or significant estimates by Management.

  Market price quotations are used to determine the fair value of derivative financial instruments. The fair value of swaps is determined by using discounted cash flows modeling techniques that use yield curves, reflecting adequate risk factors. The information to build yield curves is mainly obtained at BM&FBovespa (Futures and Commodities Exchange) and in the domestic and international secondary market. These yield curves are used to determine the fair value of currency swaps, interest rate and other risk factors swaps. The fair value of forward and futures contracts is also determined based on market price quotations for derivatives traded at the stock exchange or using methodologies similar to those outlined for swaps. The fair value of loan derivative instruments is determined based on market price quotation or from specialized entities. The fair value of options is determined based on mathematical models, such as Black & Scholes, using yield curves, implied volatilities and the fair value of corresponding assets. Current market prices are used to price the volatilities.

  Derivative financial instruments in Brazil mainly refer to swap and futures operations and are recorded at Cetip (OTC Clearing House) and BM&FBovespa.

  Operations involving forward contracts of indexes and currencies are contracted by Management to hedge Bradesco's overall exposures and to meet customer needs.

  Derivative financial instruments abroad refer to swap, forward, options, credit and futures operations and are mainly carried out at the stock exchanges of Chicago and New York, as well as the over-the-counter markets.

150	Report on Economic and Financial Analysis - December 2010

Notes to the Consolidated Financial Statements

  I) Amount of derivative financial instruments recorded in equity and memorandum accounts

	R$ thousand
	2010				2009
	December 31		September 30		December 31
	Overall amount	Net amount	Overall amount	Net amount	Overall amount	Net amount
Futures contracts
Purchase commitments:	6,764,620		4,415,680		32,437,198
- Interbank market	3,936,872	-	296,884	-	28,801,451	-
- Foreign currency	2,827,748	-	4,118,796	-	3,507,063	-
- Other	-	-	-	-	128,684	128,684
Sale commitments:	177,760,310		180,960,622		85,907,008
- Interbank market (1)	159,915,878	155,979,006	166,675,803	166,378,919	69,821,858	41,020,407
- Foreign currency (2)	17,844,432	15,016,684	14,284,819	10,166,023	16,085,150	12,578,087
- Other	-	-	-	-	-	-

Option contracts
Purchase commitments:	85,409,928		12,498,462		12,642,784
- Interbank market	84,652,580	-	11,464,378	-	9,823,400	-
- Foreign currency	82,119	-	316,279	-	2,042,627	-
- Other	675,229	16,192	717,805	-	776,757	-
Sale commitments:	86,308,930		17,774,410		24,421,386
- Interbank market	85,443,870	791,290	16,338,570	4,874,192	19,664,000	9,840,600
- Foreign currency	206,023	123,904	598,452	282,173	2,258,586	215,959
- Other	659,037	-	837,388	119,583	2,498,800	1,722,043

Forward contracts
Purchase commitments:	5,109,643		5,081,201		2,823,597
- Foreign currency	5,091,958	-	4,834,497	-	2,804,582	-
- Other	17,685	-	246,704	-	19,015	19,015
Sale commitments:	6,165,612		6,468,494		4,713,011
- Foreign currency	6,046,744	954,786	5,740,704	906,207	4,713,011	1,908,429
- Other	118,868	101,183	727,790	481,086	-	-

Swap contracts
Beneficiary:	17,020,121		19,135,693		15,361,965
- Interbank market	2,662,419	-	2,674,227	-	5,092,790	1,281,946
- Fixed rate	681,274	28,412	2,092,485	1,376,100	1,955,635	1,285,261
- Foreign currency (3)	11,102,853	4,102,651	12,163,980	1,282,049	5,857,812	-
- Reference Interest Rate - TR	928,413	-	928,413	-	1,775,100	1,625,242
- Special Clearance and Custody System (Selic)	49,476	15,577	61,238	20,398	86,506	369
- General Price Index Market (IGP-M)	1,148,311	975,489	797,904	655,261	143,628	-
- Other	447,375	25,699	417,446	39,092	450,494	-
Guarantor:	15,932,852		18,556,756		14,614,579
- Interbank market	6,423,864	3,761,445	5,435,291	2,761,064	3,810,844	-
- Fixed rate	652,862	-	716,385	-	670,374	-
- Foreign currency (3)	7,000,202	-	10,881,931	-	8,744,116	2,886,304
- TR	1,227,527	299,114	961,312	32,899	149,858	-
- Selic	33,899	-	40,840	-	86,137	-
- IGP-M	172,822	-	142,643	-	531,326	387,698
- Other	421,676	-	378,354	-	621,924	171,430

(1) Includes cash flow hedges to protect CDI-related funding in the amount of R$78,103,695 thousand (September 30, 2010 R$75,928,223 thousand and December 31, 2009 R$66,380,865 thousand) (Note 8g);
(2) Includes specific hedges to protect investments abroad that totaled R$17,512,203 thousand (September 30, 2010 R$15,090,078 thousand and December 31, 2009, R$10,469,740 thousand); and
(3) Includes derivative credit operations (Note 8f).

  Derivatives include operations maturing in D+1.

  For the purposes of obtaining an increased liquidation guarantee in operations with Financial Institutions and Customers, Bradesco set forth agreements for compensation and liquidation of obligations within the National Financial System, in accordance with CMN Resolution 3,263/05.

Bradesco	151

Notes to the Consolidated Financial Statements

  II) Breakdown of derivative financial instruments (assets and liabilities) stated at restated cost and market value

	R$ thousand
	2010						2009
	December 31			September 30			December 31
	Restated cost	Mark-to-market adjustment	Market value	Restated cost	Mark-to-market adjustment	Market value	Restated cost	Mark-to-market adjustment	Market Value
Adjustment receivables swaps	1,262,887	71,101	1,333,988	1,135,206	67,160	1,202,366	943,315	93,692	1,037,007
Receivable forward purchases	2,810	-	2,810	248,157	(52)	248,105	22,409	(5)	22,404
Receivable forward sales	213,684	432	214,116	867,702	(585)	867,117	194,527	-	194,527
Premiums on exercisable options	52,448	7,023	59,471	37,249	9,046	46,295	80,763	23,872	104,635
Total assets	1,531,829	78,556	1,610,385	2,288,314	75,569	2,363,883	1,241,014	117,559	1,358,573
Adjustment payables swaps	(232,481)	(14,238)	(246,719)	(593,785)	(29,644)	(623,429)	(293,739)	4,118	(289,621)
Payable forward purchases	(271,865)	-	(271,865)	(443,818)	52	(443,766)	(115,357)	5	(115,352)
Payable forward sales	(106,485)	(432)	(106,917)	(733,317)	585	(732,732)	(12,252)	-	(12,252)
Premiums on written options	(109,456)	5,257	(104,199)	(84,979)	6,902	(78,077)	(140,356)	26,387	(113,969)
Total liabilities	(720,287)	(9,413)	(729,700)	(1,855,899)	(22,105)	(1,878,004)	(561,704)	30,510	(531,194)

  III) Futures, option, forward and swap contracts

	R$ thousand
	2010						2009
	1 to 90 days	91 to 180 days	181 to 360 days	More than 360 days	Total on December 31	Total on September 30	Total on December 31
Futures contracts	74,176,149	21,484,442	14,673,314	74,191,025	184,524,930	185,376,302	118,344,206
Option contracts	95,620,775	74,488,732	481,507	1,127,844	171,718,858	30,272,872	37,064,170
Forward contracts	5,169,898	2,472,217	1,446,857	2,186,283	11,275,255	11,549,695	7,536,608
Swap contracts	3,786,710	813,427	2,643,349	8,442,647	15,686,133	17,933,327	14,324,958
Total on December 31, 2010	178,753,532	99,258,818	19,245,027	85,947,799	383,205,176
Total on September 30, 2010	62,514,311	104,366,677	12,029,861	66,221,347		245,132,196
Total on December 31, 2009	79,329,944	41,445,650	17,854,061	38,640,287			177,269,942

152	Report on Economic and Financial Analysis - December 2010

Notes to the Consolidated Financial Statements

  IV)Types of guarantee margin for derivative financial instruments, mainly futures contracts

	R$ thousand
	2010		2009
	December 31	September 30	December 31
Government securities
National treasury notes	1,942,300	1,730,033	2,215,179
Financial treasury bills	29,650	48,686	132,009
National treasury bills	2,606,763	2,442,172	412,045
Total	4,578,713	4,220,891	2,759,233

  V) Revenues and expenses, net

	R$ thousand
	2010			2009
	4th quarter	3rd quarter	December 31 YTD	December 31 YTD
Swap contracts	285,178	32,886	369,165	683,334
Forward contracts	(21,721)	21,268	(46,395)	276,543
Option contracts	(177,463)	(26,450)	15,938	615,484
Futures contracts	476,866	1,020,811	1,544,445	3,099,003
Foreign exchange variation of investments abroad	(270,651)	(778,269)	(911,907)	(2,517,428)
Total	292,209	270,246	971,246	2,156,936

  VI)Overall amounts of derivative financial instruments, broken down by trading place and counter parties

	R$ thousand
	2010		2009
	December 31	September 30	December 31
Cetip - OTC Clearing House (over-the-counter)	7,341,345	9,043,014	9,994,562
BM&FBovespa (stock exchange)	364,515,891	223,801,964	158,252,596
Foreign (over-the-counter) (1)	8,344,788	8,890,313	3,895,521
Foreign (stock exchange) (1)	3,003,152	3,396,905	5,127,263
Total	383,205,176	245,132,196	177,269,942
(1) Comprise operations carried out on the Stock Exchanges of Chicago and New York and the over-the-counter markets.

  On December 31, 2010, counter parties are distributed among corporate entities with 96%, financial institutions with 3% and individuals/others with 1%.

Bradesco	153

Notes to the Consolidated Financial Statements

  f) Credit Default Swaps (CDS)

  In general these represent a bilateral agreements in which one of the parties purchases protection against credit risk of a certain financial instrument (the risk is transferred) . The selling counterparty receives remuneration that is usually paid in a linear manner during the term of the agreement.

  In the case of a default, the purchasing counterparty will receive a payment to offset the loss incurred on the financial instrument. In such case, the selling counterparty usually receives the underlying asset of the agreement in exchange for the payment.

	R$ thousand
	Credit risk amount			Effect on the calculation of the required shareholders' equity
	2010		2009	2010		2009
	December 31	September 30	December 31	December 31	September 30	December 31
Sold protection
Credit swaps whose underlying assets are:
• Securities Brazilian public debt	(483,198)	(508,260)	(548,478)	-	-	-
• Securities Foreign public debt	-	(508,260)	-	-	(27,954)	-
• Derivatives with companies	(3,332)	(3,388)	(3,482)	(183)	(186)	(192)
Purchased protection
Credit swaps whose underlying assets are:
• Securities Brazilian public debt	591,501	1,797,546	7,810,152	-	-	-
• Derivatives with companies	13,330	13,554	13,930	550	1,491	1,532
Total	118,301	791,192	7,272,122	367	(26,649)	1,340
Deposited margin	181,442	95,432	428,565

  Bradesco carries out operations involving credit derivatives with the purpose of better managing its risk exposure and assets. Contracts related to the credit derivatives operations described above have several maturities up to 2013, 71% of which mature in 2012. The mark-to-market of protection rates that remunerate the counterparty selling protection amounts to R$1,712 thousand (September 30, 2010 R$994 thousand and December 31, 2009 R$(2,067) thousand) . There was no credit event related to triggering events as defined in the contracts in the period.

154	Report on Economic and Financial Analysis - December 2010

Notes to the Consolidated Financial Statements

  g) Cash flow hedge

  Bradesco uses cash flow hedges to protect its cash flows from payment of interest rates on funds indexed to Bank Deposit Certificates (CDB), related to variable interest rate risk of Interbank Deposit Rate (DI Cetip), converting variable payments into fixed payments.

  Bradesco trades DI Future contracts at BM&FBovespa as from 2009, used as a cash flow hedge for funding linked to DI. The following table presents the DI Future position, where:

	R$ thousand
	2010		2009
	December 31	September 30	December 31
DI Future with maturity between 2011 and 2017	78,103,695	75,928,223	66,380,865
Funding indexed to CDI	77,842,445	75,356,945	66,068,498
Mark-to-market adjustment recorded in shareholders' equity (1)	314,016	67,101	150,089
Non-effective market value recorded in income	19	448	(16,167)
(1) The adjustment in the shareholders' equity is R$188,410 thousand net of tax effects (September 30, 2010 - R$40,261 thousand and December 31, 2009 - R$90,053 thousand).

  The effectiveness of the hedge portfolio was assessed in conformity with Bacen Circular Letter 3,082/02.

  h) Income from securities, insurance, private pension plans and savings bonds financial activities and derivative financial instruments

	R$ thousand
	2010			2009
	4th quarter	3rd quarter	December 31 YTD	December 31 YTD
Fixed income securities	2,765,593	2,016,971	8,079,762	6,369,220
Interbank investments (Note 7b)	2,287,325	2,391,419	8,868,525	9,105,440
Equity securities	(27,503)	21,321	12,583	(34,175)
Subtotal	5,025,415	4,429,711	16,960,870	15,440,485
Financial result of insurance, private pension plans and savings bonds	2,764,781	2,676,416	9,326,041	8,042,187
Income from derivative financial instruments (Note 8e V)	292,209	270,246	971,246	2,156,936
Total	8,082,405	7,376,373	27,258,157	25,639,608

Bradesco	155

Notes to the Consolidated Financial Statements

  9) INTERBANK ACCOUNTS RESTRICTED DEPOSITS

  a) Mandatory reserve

	R$ thousand
	Remuneration	2010		2009
		December 31	September 30	December 31
Reserve requirements demand deposits	not remunerated	10,944,382	8,655,197	8,961,995
Reserve requirements savings deposits	savings index	10,755,153	10,118,767	8,961,634
Time reserve requirements (1)	Selic rate	17,395,554	11,467,274	-
Collection of funds from rural loan (3)	not remunerated	39,722	39,722	-
Additional reserve requirements (2)	Selic rate	26,062,208	18,817,435	-
· Savings deposits		5,377,577	5,059,383	-
· Demand deposits		4,732,221	2,810,724	-
· Time deposits		15,952,410	10,947,328	-
Restricted deposits National Housing System (SFH)	TR + interest rate	507,704	496,498	490,150
Funds from rural loan	not remunerated	578	578	578
Total		65,705,301	49,595,471	18,414,357
(1) Pursuant to BACEN Circular 3,513/10, as from December 2010, Banks are collecting 20% from time deposits in cash;

  (2) Pursuant to BACEN Circular 3,514/10, as from December 2010, additional liabilities began to be met in cash with the Selic rate at the following rates: demand and time deposits 12%; and savings deposits 10%, and until December 2009, liabilities were pegged to securities; and

(3) Pursuant to BACEN Circular 3,460/09, as of August 2010, Banks are liable to collect funds from rural loan (on cash funds) that were not loaned, to be refunded in August 2011.

  For further information see Note 35b.

  Additional reserve requirement

On December 31, 2009 - R$ thousand
Restricted to securities (2) (4)
Demand deposits	1,460,936
Savings deposits	4,124,301
Time deposits	4,580,724
Total	10,165,961

(4) Classified in item securities , amounting to R$7,005,713 thousand, and interbank investments, amounting to R$3,160,248 thousand.

  b) Result from compulsory deposits

	R$ thousand
	2010			2009
	4th quarter	3rd quarter	December 31 YTD	December 31 YTD
Compulsory deposits - Bacen (reserves requirement)	998,705	946,396	2,878,975	534,677
Restricted deposits - SFH	7,075	7,005	26,078	26,089
Total	1,005,780	953,401	2,905,053	560,766

156	Report on Economic and Financial Analysis - December 2010

Notes to the Consolidated Financial Statements

  10) LOAN OPERATIONS

  The information relating to loan operations, including advances on foreign exchange contracts, leasing operations and other receivables with characteristics of credit, is as follows:

  a) By type and maturity

	R$ thousand
	Performing loans
	1 to 30 days	31 to 60 days	61 to 90 days	91 to 180 days	181 to 360 days	More than 360 days	2010				2009
							Total on December 31 (A)	% (6)	Total on September 30 (A)	% (6)	Total on December 31 (A)	% (6)
Discounted trade receivables and loans (1)	16,050,760	11,608,679	7,520,450	12,844,836	14,103,917	38,758,707	100,887,349	39.0	91,682,716	38.3	77,803,223	36.9
Financing	2,811,522	2,962,398	2,399,191	6,940,602	11,534,126	42,751,448	69,399,287	26.9	64,201,803	26.8	48,379,074	22.9
Agricultural and agribusiness financing	416,596	544,888	520,157	2,129,933	4,222,625	5,546,074	13,380,273	5.2	13,196,666	5.5	11,454,815	5.4
Subtotal	19,278,878	15,115,965	10,439,798	21,915,371	29,860,668	87,056,229	183,666,909	71.1	169,081,185	70.6	137,637,112	65.2
Leasing operations	744,776	657,597	576,701	1,675,770	2,900,313	7,502,690	14,057,847	5.4	15,117,535	6.3	18,481,747	8.8
Advances on foreign exchange contracts (2)	930,032	648,978	552,689	1,244,193	788,301	-	4,164,193	1.6	5,573,567	2.3	5,580,817	2.6
Subtotal	20,953,686	16,422,540	11,569,188	24,835,334	33,549,282	94,558,919	201,888,949	78.1	189,772,287	79.2	161,699,676	76.6
Other receivables (3)	5,902,244	1,973,036	1,181,426	2,000,090	1,352,637	433,790	12,843,223	5.0	11,519,299	4.8	12,270,944	5.8
Total loan operations	26,855,930	18,395,576	12,750,614	26,835,424	34,901,919	94,992,709	214,732,172	83.1	201,291,586	84.0	173,970,620	82.4
Sureties and guarantees (4)	1,189,443	760,619	883,736	2,663,551	3,613,372	31,655,250	40,765,971	15.8	35,293,223	14.7	34,667,709	16.4
Credit assignment (5)	29,622	27,262	25,538	66,637	100,935	166,199	416,193	0.2	395,332	0.2	374,180	0.2
Credit assignment Real Estate
Receivables Certificate	24,308	24,307	24,306	69,953	104,397	350,992	598,263	0.2	682,476	0.3	770,177	0.4
Acquisition of credit card receivables	488,467	217,846	155,178	403,769	457,195	110,544	1,832,999	0.7	1,973,442	0.8	1,276,739	0.6
Overall total on December 31, 2010	28,587,770	19,425,610	13,839,372	30,039,334	39,177,818	127,275,694	258,345,598	100.0
Overall total on September 30, 2010	28,051,733	17,743,943	14,378,362	25,864,295	35,994,223	117,603,503			239,636,059	100.0
Overall total on December 31, 2009	26,777,601	18,226,186	12,797,924	24,897,315	31,300,327	97,060,072					211,059,425	100.0

Bradesco	157

Notes to the Consolidated Financial Statements

	R$ thousand
	Non-performing loans
	Installments past due
	1 to 30 days	31 to 60 days	61 to 90 days	91 to 180 days	181 to 540 days	2010				2009
						Total on December 31 (B)	% (6)	Total on September 30 (B)	% (6)	Total on December 31 (B)	% (6)
Discounted trade receivables and loans (1)	686,400	703,727	748,307	1,270,660	1,884,671	5,293,765	81.1	5,168,655	79.4	5,268,595	76.8
Financing	161,595	119,851	64,326	138,494	151,807	636,073	9.8	679,056	10.4	848,347	12.4
Agricultural and agribusiness financing	17,771	21,897	14,404	35,249	20,262	109,583	1.7	139,005	2.1	149,346	2.2
Subtotal	865,766	845,475	827,037	1,444,403	2,056,740	6,039,421	92.6	5,986,716	91.9	6,266,288	91.4
Leasing operations	90,405	71,378	40,685	85,840	124,005	412,313	6.3	440,625	6.8	462,664	6.7
Advances on foreign exchange contracts (2)	16,443	4,173	2,378	1,644	167	24,805	0.4	5,341	0.1	22,129	0.3
Subtotal	972,614	921,026	870,100	1,531,887	2,180,912	6,476,539	99.3	6,432,682	98.8	6,751,081	98.4
Other receivables (3)	5,853	1,137	422	1,870	35,943	45,225	0.7	79,593	1.2	107,491	1.6
Overall total on December 31, 2010	978,467	922,163	870,522	1,533,757	2,216,855	6,521,764	100.0
Overall total on September 30, 2010	1,130,593	907,215	754,911	1,601,486	2,118,070			6,512,275	100.0
Overall total on December 31, 2009	1,008,361	902,338	796,589	1,629,246	2,522,038					6,858,572	100.0

158	Report on Economic and Financial Analysis - December 2010

Notes to the Consolidated Financial Statements

	R$ thousand
	Non-performing loans
	Outstanding Installments
	1 to 30 days	31 to 60 days	61 to 90 days	91 to 180 days	181 to 360 days	More than 360 days	2010				2009
							Total on December 31 (C)	% (6)	Total on September 30 (C)	% (6)	Total on December 31 (C)	% (6)
Discounted trade receivables and loans (1)	332,198	351,238	256,459	603,539	884,792	1,706,261	4,134,487	44.1	4,076,291	43.0	3,736,084	36.8
Financing	156,725	158,678	141,712	390,438	640,946	1,522,360	3,010,859	32.2	2,980,871	31.5	3,502,462	34.5
Agricultural and agribusiness financing	5,200	806	1,145	15,094	19,110	272,940	314,295	3.3	323,020	3.4	364,297	3.6
Subtotal	494,123	510,722	399,316	1,009,071	1,544,848	3,501,561	7,459,641	79.6	7,380,182	77.9	7,602,843	74.9
Leasing operations	79,410	74,017	69,138	200,632	377,595	1,094,991	1,895,783	20.3	2,085,572	22.0	2,523,608	24.8
Subtotal	573,533	584,739	468,454	1,209,703	1,922,443	4,596,552	9,355,424	99.9	9,465,754	99.9	10,126,451	99.7
Other receivables (3)	232	232	268	693	1,336	1,856	4,617	0.1	4,389	0.1	33,479	0.3
Overall total on December 31, 2010	573,765	584,971	468,722	1,210,396	1,923,779	4,598,408	9,360,041	100.0
Overall total on September 30, 2010	610,945	552,435	506,451	1,248,800	1,924,208	4,627,304			9,470,143	100.0
Overall total on December 31, 2009	655,489	589,240	497,590	1,292,915	2,019,654	5,105,042					10,159,930	100.0

Bradesco	159

Notes to the Consolidated Financial Statements

	R$ thousand
	Overall total
	2010				2009
	Total on December 31 (A+B+C)	% (6)	Total on September 30 (A+B+C)	% (6)	Total on December 31 (A+B+C)	% (6)
Discounted trade receivables and loans (1)	110,315,601	40.2	100,927,662	39.5	86,807,902	38.1
Financing	73,046,219	26.6	67,861,730	26.5	52,729,883	23.1
Agricultural and agribusiness financing	13,804,151	5.0	13,658,691	5.3	11,968,458	5.2
Subtotal	197,165,971	71.8	182,448,083	71.3	151,506,243	66.4
Leasing operations	16,365,943	6.0	17,643,732	6.9	21,468,019	9.4
Advances on foreign exchange contracts (2)	4,188,998	1.5	5,578,908	2.2	5,602,946	2.5
Subtotal	217,720,912	79.3	205,670,723	80.4	178,577,208	78.3
Other receivables (3)	12,893,065	4.7	11,603,281	4.5	12,411,914	5.4
Total loan operations	230,613,977	84.0	217,274,004	84.9	190,989,122	83.7
Sureties and guarantees (4)	40,765,971	14.9	35,293,223	13.8	34,667,709	15.2
Credit assignment (5)	416,193	0.2	395,332	0.2	374,180	0.2
Credit assignment Real Estate Receivable Certificate	598,263	0.2	682,476	0.3	770,177	0.3
Acquisition of credit card receivables	1,832,999	0.7	1,973,442	0.8	1,276,739	0.6
Overall total on December 31, 2010	274,227,403	100.0
Overall total on September 30, 2010			255,618,477	100.0
Overall total on December 31, 2009					228,077,927	100.0

  (1) It includes loans of credit card operations and operations for advances of credit card receivables in the amount of R$14,864,643 thousand (September 30, 2010 R$13,038,490 thousand and December 31, 2009 R$10,848,139 thousand);

(2) Advances on foreign exchange contracts are classified as a deduction from Other Liabilities ;

  (3) Item Other Receivables comprises receivables on sureties and guarantees honored, receivables on sale of assets, securities and credit instruments receivable, income from foreign exchange contracts and export contracts receivables and credit card receivables (cash and credit purchases from storeowners) in the amount of R$11,559,248 thousand (September 30, 2010 R$9,954,317 thousand and December 31, 2009 - R$9,753,006 thousand);

(4) Recorded in memorandum accounts;
(5) Restated amount of credit assignment up to December 31, 2010, net of installments received; and
(6) Ratio between each type and the total loan portfolio including sureties and guarantee, credit assignment and acquisition of receivables.

160	Report on Economic and Financial Analysis - December 2010

Notes to the Consolidated Financial Statements

  b) By type and risk level

	R$ thousand
	Risk levels
	AA	A	B	C	D	E	F	G	H	2010				2009
										Total on December 31	% (1)	Total on September 30	% (1)	Total on December 31	% (1)
Discounted trade receivables and loans	24,067,545	46,188,899	8,376,801	19,914,522	2,616,215	1,241,657	1,019,232	978,423	5,912,307	110,315,601	47.8	100,927,662	46.5	86,807,902	45.5
Financings	12,070,842	33,012,761	8,564,011	16,924,311	742,581	275,462	217,457	169,874	1,068,920	73,046,219	31.7	67,861,730	31.2	52,729,883	27.6
Agricultural and agribusiness financings	1,759,016	3,231,139	1,696,252	6,256,892	431,339	77,976	227,728	35,687	88,122	13,804,151	6.0	13,658,691	6.3	11,968,458	6.3
Subtotal	37,897,403	82,432,799	18,637,064	43,095,725	3,790,135	1,595,095	1,464,417	1,183,984	7,069,349	197,165,971	85.5	182,448,083	84.0	151,506,243	79.4
Leasing operations	123,564	6,363,893	2,345,357	5,790,470	390,535	199,234	164,249	129,188	859,453	16,365,943	7.1	17,643,732	8.1	21,468,019	11.2
Advances on foreign exchange contracts	1,734,383	1,109,046	774,273	476,668	21,365	670	2,143	-	70,450	4,188,998	1.8	5,578,908	2.6	5,602,946	2.9
Subtotal	39,755,350	89,905,738	21,756,694	49,362,863	4,202,035	1,794,999	1,630,809	1,313,172	7,999,252	217,720,912	94.4	205,670,723	94.7	178,577,208	93.5
Other receivables	180,025	9,868,544	353,390	2,046,638	83,098	29,258	22,063	15,835	294,214	12,893,065	5.6	11,603,281	5.3	12,411,914	6.5
Overall total on December 31, 2010	39,935,375	99,774,282	22,110,084	51,409,501	4,285,133	1,824,257	1,652,872	1,329,007	8,293,466	230,613,977	100.0
%	17.3	43.3	9.6	22.3	1.9	0.8	0.6	0.6	3.6	100.0
Overall total on September 30, 2010	36,015,252	96,104,799	22,136,406	45,830,249	4,124,854	1,883,490	1,649,379	1,306,654	8,222,921			217,274,004	100.0
%	16.6	44.2	10.2	21.1	1.9	0.9	0.7	0.6	3.8			100.0
Overall total on December 31, 2009	30,668,636	86,155,593	20,018,743	36,523,729	3,777,367	1,916,316	1,791,271	1,339,468	8,797,999					190,989,122	100.0
%	16.1	45.1	10.5	19.1	2.0	1.0	0.9	0.7	4.6					100.0

(1) Ratio between the type and total of loan portfolio without sureties and guarantee, assignment of loans and acquisition of receivables.

Bradesco	161

Notes to the Consolidated Financial Statements

  c) Maturity ranges and risk level

	R$ thousand
	Risk levels
	Non-performing loan operations
	AA	A	B	C	D	E	F	G	H	2010				2009
										Total on December 31%		Total on September 30%		Total on December 31%
											(1)		(1)		(1)
Outstanding installments	-	-	1,685,274	2,003,661	1,159,122	763,290	685,943	524,843	2,537,908	9,360,041	100.0	9,470,143	100.0	10,159,930	100.0
1 to 30	-	-	120,318	143,235	64,154	41,232	32,523	27,887	144,416	573,765	6.1	610,945	6.5	655,489	6.5
31 to 60	-	-	111,323	139,066	68,040	44,536	34,775	30,619	156,612	584,971	6.2	552,435	5.8	589,240	5.8
61 to 90	-	-	87,587	109,409	54,413	35,621	28,446	24,576	128,670	468,722	5.0	506,451	5.3	497,590	4.9
91 to 180	-	-	216,322	265,469	142,593	95,589	76,808	66,840	346,775	1,210,396	12.9	1,248,800	13.2	1,292,915	12.7
181 to 360	-	-	334,415	418,702	228,739	151,921	120,805	108,034	561,163	1,923,779	20.6	1,924,208	20.3	2,019,654	19.9
More than 360	-	-	815,309	927,780	601,183	394,391	392,586	266,887	1,200,272	4,598,408	49.2	4,627,304	48.9	5,105,042	50.2
Past due installments (2)	-	-	341,904	678,988	610,336	524,379	487,510	454,477	3,424,170	6,521,764	100.0	6,512,275	100.0	6,858,572	100.0
1 to 14	-	-	12,293	66,144	31,124	18,105	13,283	12,052	62,259	215,260	3.3	289,756	4.4	243,225	3.5
15 to 30	-	-	309,242	187,344	80,177	34,969	22,934	16,630	111,911	763,207	11.7	840,837	12.9	765,136	11.2
31 to 60	-	-	20,369	411,008	154,864	80,560	46,442	34,137	174,783	922,163	14.1	907,215	13.9	902,338	13.2
61 to 90	-	-	-	10,542	328,864	127,629	82,132	55,716	265,639	870,522	13.3	754,911	11.6	796,589	11.6
91 to 180	-	-	-	3,950	15,307	256,315	310,044	316,756	631,385	1,533,757	23.5	1,601,486	24.6	1,629,246	23.7
181 to 360	-	-	-	-	-	6,801	12,675	19,186	2,008,051	2,046,713	31.5	1,992,457	30.7	2,445,741	35.7
More than 360	-	-	-	-	-	-	-	-	170,142	170,142	2.6	125,613	1.9	76,297	1.1
Subtotal	-	-	2,027,178	2,682,649	1,769,458	1,287,669	1,173,453	979,320	5,962,078	15,881,805		15,982,418		17,018,502
Specific provision	-	-	20,272	80,480	176,946	386,301	586,726	685,524	5,962,078	7,898,327		7,894,836		8,886,147
(1) Ratio between maturities and type; and (2) Operations maturing after 36 months have their maturities multiplied by two, as allowed by CMN Rule no. 2,682/99.

162	Report on Economic and Financial Analysis - December 2010

Notes to the Consolidated Financial Statements

	R$ thousand
	Risk levels
	Performing loan operations
	AA	A	B	C	D	E	F	G	H	2010				2009
										Total on December 31	% (1)	Total on September 30	% (1)	Total on December 31	% (1)
Outstanding installments	39,935,375	99,774,282	20,082,906	48,726,852	2,515,675	536,588	479,419	349,687	2,331,388	214,732,172	100.0	201,291,586	100.0	173,970,620	100.0
1 to 30	3,678,474	15,602,808	1,814,631	4,963,383	214,742	70,589	47,574	36,827	426,902	26,855,930	12.5	26,256,377	13.0	24,045,786	13.8
31 to 60	2,767,360	10,062,474	1,403,297	3,726,017	128,215	40,251	25,470	20,553	221,939	18,395,576	8.6	16,810,956	8.4	17,011,816	9.8
61 to 90	1,995,584	6,497,189	1,130,165	2,854,502	90,143	27,413	17,623	13,674	124,321	12,750,614	5.9	13,173,867	6.5	11,738,117	6.7
91 to 180	5,154,967	12,374,489	2,532,301	6,094,641	228,112	63,205	41,551	33,632	312,526	26,835,424	12.5	23,696,644	11.8	21,678,736	12.5
181 to 360	5,517,575	16,311,851	3,588,326	8,597,039	345,800	86,606	56,536	61,719	336,467	34,901,919	16.3	31,652,149	15.7	27,708,423	15.9
More than 360	20,821,415	38,925,471	9,614,186	22,491,270	1,508,663	248,524	290,665	183,282	909,233	94,992,709	44.2	89,701,593	44.6	71,787,742	41.3
Generic provision	-	498,871	200,829	1,461,805	251,567	160,976	239,709	244,780	2,331,388	5,389,925		5,121,758		4,424,421
Overall total on December 31, 2010	39,935,375	99,774,282	22,110,084	51,409,501	4,285,133	1,824,257	1,652,872	1,329,007	8,293,466	230,613,977
Existing provision	-	500,501	225,205	2,864,393	1,121,002	876,283	1,106,816	1,302,005	8,293,466	16,289,671
Minimum required provision	-	498,871	221,101	1,542,285	428,513	547,277	826,435	930,304	8,293,466	13,288,252
Excess provision	-	1,630	4,104	1,322,108	692,489	329,006	280,381	371,701	-	3,001,419
Overall total on September 30, 2010	36,015,252	96,104,799	22,136,406	45,830,249	4,124,854	1,883,490	1,649,379	1,306,654	8,222,921			217,274,004
Existing provision	-	607,522	235,627	2,599,400	1,066,455	905,684	1,104,162	1,276,969	8,222,921			16,018,740
Minimum required provision	-	480,524	221,364	1,374,907	412,485	565,047	824,689	914,657	8,222,921			13,016,594
Excess provision	-	126,998	14,263	1,224,493	653,970	340,637	279,473	362,312	-			3,002,146
Overall total on December 31, 2009	30,668,636	86,155,593	20,018,743	36,523,729	3,777,367	1,916,316	1,791,271	1,339,468	8,797,999					190,989,122
Existing provision	-	546,212	211,991	2,333,157	995,662	923,226	1,202,470	1,302,526	8,797,999					16,313,243
Minimum required provision	-	430,778	200,187	1,095,712	377,736	574,894	895,635	937,627	8,797,999					13,310,568
Excess provision	-	115,434	11,804	1,237,445	617,926	348,332	306,835	364,899	-					3,002,675

(1) Ratio between maturities and types.

Bradesco	163

Notes to the Consolidated Financial Statements

  d) Concentration of loan operations

	R$ thousand
	2010				2009
	December 31%		September 30%		December 31%
Largest borrower	2,687,550	1.2	2,364,686	1.1	1,872,135	1.0
10 largest borrowers	13,072,697	5.7	13,054,180	6.0	11,633,663	6.1
20 largest borrowers	20,477,156	8.9	20,232,808	9.3	17,667,906	9.3
50 largest borrowers	32,483,992	14.1	31,571,613	14.5	29,175,990	15.3
100 largest borrowers	41,284,361	17.9	40,380,290	18.6	37,046,603	19.4

  e) By economic activity sector

	R$ thousand
	2010				2009
	December 31%		September 30%		December 31%
Public sector	973,496	0.4	960,301	0.4	1,620,709	0.8
Federal Government	585,520	0.2	526,527	0.2	1,155,865	0.6
Petrochemical	571,976	0.2	511,020	0.2	1,109,345	0.6
Financial intermediaries	13,544	-	15,507	-	46,520	-
State Government	387,976	0.2	433,774	0.2	464,844	0.2
Production and distribution of electricity	387,976	0.2	433,774	0.2	464,844	0.2
Private sector	229,640,481	99.6	216,313,703	99.6	189,368,413	99.2
Manufacturing	45,268,088	19.5	44,446,043	20.4	39,284,780	20.6
Food products and beverages	11,276,005	4.9	11,854,582	5.5	11,140,801	5.8
Steel, metallurgy and mechanics	7,263,943	3.1	7,143,603	3.3	5,795,745	3.0
Chemical	4,706,105	2.0	4,496,717	2.1	4,690,332	2.5
Pulp and paper	3,115,730	1.4	2,979,109	1.4	2,298,941	1.2
Textiles and apparel	2,759,043	1.2	2,367,136	1.1	2,158,949	1.1
Rubber and plastic articles	2,312,310	1.0	2,258,115	1.0	1,777,291	0.9
Oil refining and production of alcohol	2,137,583	0.9	2,126,614	1.0	1,907,556	1.0
Electric and electronic products	1,923,533	0.8	1,782,765	0.8	1,317,879	0.7
Light and heavy vehicles	1,907,383	0.8	1,995,873	0.9	1,451,063	0.8
Extraction of metallic and non-metallic ores	1,788,928	0.8	1,801,779	0.8	1,734,326	0.9
Furniture and wood products	1,635,419	0.7	1,528,372	0.7	1,340,587	0.7
Non-metallic materials	1,277,490	0.6	1,156,517	0.5	1,229,665	0.7
Automotive parts and accessories	974,309	0.4	915,530	0.4	846,583	0.5
Publishing, printing and reproduction	565,256	0.2	479,560	0.2	413,763	0.2
Leather articles	555,662	0.2	480,652	0.2	514,432	0.3
Other industries	1,069,389	0.5	1,079,119	0.5	666,867	0.3
Commerce	34,518,955	15.0	31,104,293	14.2	26,436,144	13.8
Merchandise in specialty stores	8,392,430	3.6	7,632,205	3.5	6,752,181	3.5
Food products, beverages and tobacco	4,429,259	1.9	3,940,514	1.8	3,600,675	1.9
Non-specialized retailer	3,297,315	1.4	2,838,491	1.3	2,236,477	1.2
Automobile	2,974,855	1.3	2,869,368	1.3	2,556,112	1.3
Clothing and footwear	2,792,636	1.2	2,303,316	1.1	1,714,029	0.9
Motor vehicle repairs, parts and accessories	2,445,068	1.1	2,195,399	1.0	1,902,265	1.0
Grooming and household articles	2,201,599	1.0	2,009,895	0.9	1,606,086	0.8
Waste and scrap	1,600,659	0.7	1,531,995	0.7	1,254,257	0.7

164	Report on Economic and Financial Analysis - December 2010

Notes to the Consolidated Financial Statements

	R$ thousand
	2010				2009
	December 31%		September 30%		December 31%
Fuel	1,503,354	0.7	1,398,349	0.6	1,146,730	0.6
Trade intermediary	1,276,445	0.6	1,344,078	0.6	1,053,773	0.6
Wholesale of goods in general	1,242,319	0.5	1,140,490	0.5	984,878	0.5
Agricultural products	1,170,560	0.5	818,752	0.4	786,522	0.4
Other commerce	1,192,456	0.5	1,081,441	0.5	842,159	0.4
Financial intermediaries	565,607	0.3	602,936	0.3	821,104	0.4
Services	49,495,659	21.5	45,536,387	21.1	39,250,247	20.6
Transportation and storage	12,256,494	5.3	11,608,318	5.3	9,394,322	4.9
Civil construction	10,965,582	4.8	10,087,159	4.6	7,529,345	3.9
Real estate activities, rentals and corporate services	10,010,920	4.3	9,215,153	4.2	7,939,730	4.2
Production and distribution of electric power, gas and water	4,677,929	2.0	4,921,142	2.3	4,735,394	2.5
Holding companies, legal, accounting and business advisory services	2,346,211	1.0	1,926,865	0.9	1,881,796	1.0
Social services, education, health, defense and social security	1,900,715	0.8	1,671,285	0.8	1,551,795	0.8
Hotels and catering	1,853,957	0.8	1,675,494	0.8	1,409,004	0.8
Clubs, leisure, cultural and sport activities	1,352,937	0.6	1,247,045	0.6	983,911	0.5
Telecommunications	797,783	0.4	414,081	0.2	597,467	0.3
Other services	3,333,131	1.5	2,769,845	1.4	3,227,483	1.7
Agriculture, cattle raising, fishing, forestry and timber industry	2,907,753	1.3	2,970,007	1.4	2,654,315	1.4
Individuals	96,884,419	42.0	91,654,037	42.2	80,921,823	42.4
Total	230,613,977	100.0	217,274,004	100.0	190,989,122	100.0

Bradesco	165

Notes to the Consolidated Financial Statements

  f) Breakdown of loan operations and allowance for loan losses

Risk level	R$ thousand
	Portfolio balance
	Non-performing loans			Performing loans	Total	% (1)	2010		2009
	Past due	Outstanding	Total non- performing loans				% December 31 YTD (2)	% September 30 YTD (2)	% December 31 YTD (2)
AA	-	-	-	39,935,375	39,935,375	17.3	17.3	16.6	16.1
A	-	-	-	99,774,282	99,774,282	43.3	60.6	60.8	61.2
B	341,904	1,685,274	2,027,178	20,082,906	22,110,084	9.6	70.2	71.0	71.7
C	678,988	2,003,661	2,682,649	48,726,852	51,409,501	22.3	92.5	92.1	90.8
Subtotal	1,020,892	3,688,935	4,709,827	208,519,415	213,229,242	92.5
D	610,336	1,159,122	1,769,458	2,515,675	4,285,133	1.9	94.4	94.0	92.8
E	524,379	763,290	1,287,669	536,588	1,824,257	0.8	95.2	94.9	93.8
F	487,510	685,943	1,173,453	479,419	1,652,872	0.6	95.8	95.6	94.7
G	454,477	524,843	979,320	349,687	1,329,007	0.6	96.4	96.2	95.4
H	3,424,170	2,537,908	5,962,078	2,331,388	8,293,466	3.6	100.0	100.0	100.0
Subtotal	5,500,872	5,671,106	11,171,978	6,212,757	17,384,735	7.5
Overall total on December 31, 2010	6,521,764	9,360,041	15,881,805	214,732,172	230,613,977	100.0
%	2.8	4.1	6.9	93.1	100.0
Overall total on September 30, 2010	6,512,275	9,470,143	15,982,418	201,291,586	217,274,004
%	3.0	4.4	7.4	92.6	100.0
Overall total on December 31, 2009	6,858,572	10,159,930	17,018,502	173,970,620	190,989,122
%	3.6	5.3	8.9	91.1	100.0
(1) Ratio between risk level and total portfolio; and
(2) Accumulated ratio between risk level and total portfolio.

166	Report on Economic and Financial Analysis - December 2010

Notes to the Consolidated Financial Statements

Risk level	R$ thousand
	Allowance
	Minimum required provision	Minimum required					Additional	Existing	2010		2009
		Specific			Generic	Total			% December 31 YTD (1)	% September 30 YTD (1)	% December 31 YTD (1)
		Past due	Outstanding	Total specific
AA	-	-	-	-	-	-	-	-	-	-	-
A	0.5	-	-	-	498,871	498,871	1,630	500,501	0.5	0.6	0.6
B	1.0	3,419	16,853	20,272	200,829	221,101	4,104	225,205	1.0	1.1	1.1
C	3.0	20,370	60,110	80,480	1,461,805	1,542,285	1,322,108	2,864,393	5.6	5.7	6.4
Subtotal		23,789	76,963	100,752	2,161,505	2,262,257	1,327,842	3,590,099	1.7	1.7	1.8
D	10.0	61,034	115,912	176,946	251,567	428,513	692,489	1,121,002	26.2	25.9	26.4
E	30.0	157,314	228,987	386,301	160,976	547,277	329,006	876,283	48.0	48.1	48.2
F	50.0	243,755	342,971	586,726	239,709	826,435	280,381	1,106,816	67.0	66.9	67.1
G	70.0	318,134	367,390	685,524	244,780	930,304	371,701	1,302,005	98.0	97.7	97.2
H	100.0	3,424,170	2,537,908	5,962,078	2,331,388	8,293,466	-	8,293,466	100.0	100.0	100.0
Subtotal		4,204,407	3,593,168	7,797,575	3,228,420	11,025,995	1,673,577	12,699,572	73.1	73.2	75.0
Overall total on December 31, 2010		4,228,196	3,670,131	7,898,327	5,389,925	13,288,252	3,001,419	16,289,671	7.1
%		26.0	22.5	48.5	33.1	81.6	18.4	100.0
Overall total on September 30, 2010		4,229,424	3,665,412	7,894,836	5,121,758	13,016,594	3,002,146	16,018,740		7.4
%		26.4	22.9	49.3	32.0	81.3	18.7	100.0
Overall total on December 31, 2009		4,741,443	4,144,704	8,886,147	4,424,421	13,310,568	3,002,675	16,313,243			8.5
%		29.1	25.4	54.5	27.1	81.6	18.4	100.0
(1) Ratio between existing allowance and total portfolio by risk level.

Bradesco	167

Notes to the Consolidated Financial Statements

  g) Breakdown of allowance for loan losses

	R$ thousand
	2010			2009
	4th quarter	3rd quarter	December 31 YTD	December 31 YTD
Opening balance	16,018,740	15,781,573	16,313,243	10,262,601
- Specific provision (1)	7,894,836	7,885,123	8,886,147	5,928,371
- Generic provision (2)	5,121,758	4,888,859	4,424,421	2,713,660
- Excess provision (3)	3,002,146	3,007,591	3,002,675	1,620,570
Additions	2,299,160	2,259,680	9,037,123	12,937,328
Reductions	(2,028,229)	(2,022,513)	(9,060,695)	(7,916,871)
Balance from acquired institution (4)	-	-	-	1,030,185
Closing balance	16,289,671	16,018,740	16,289,671	16,313,243
- Specific provision (1)	7,898,327	7,894,836	7,898,327	8,886,147
- Generic provision (2)	5,389,925	5,121,758	5,389,925	4,424,421
- Excess provision (3)	3,001,419	3,002,146	3,001,419	3,002,675
(1) For operations with installments overdue for more than 14 days;
(2) Recorded based on the customer/transaction classification and, accordingly, not included in the preceding item; and

  (3) The additional provision is recorded based on Management's experience and expected realization of the loan portfolio, to determine the total provision deemed sufficient to cover specific and general credit risks, together with the provision calculated based on risk level ratings and the corresponding minimum percentage of provision established by CMN Resolution 2,682/99. The additional provision per customer was classified according to the corresponding risk levels (Note 10f); and

(4) Represented by Banco Ibi.

  h) PLL expenses net of amounts recovered

  Expenses of the allowance for loan losses, net of recoveries of written-off credits, are as follows:

	R$ thousand
	2010			2009
	4th quarter	3rd quarter	December 31 YTD	December 31 YTD
Amount recorded	2,299,160	2,259,680	9,037,123	12,937,328
Amount recovered (1)	(722,402)	(727,193)	(2,676,883)	(1,694,877)
PLL expense net of amounts recovered	1,576,758	1,532,487	6,360,240	11,242,451

(1) Classified in income from loan operations (Note 10j).

  i) Changes in renegotiated portfolio

	R$ thousand
	2010			2009
	4th quarter	3rd quarter	December 31 YTD	December 31 YTD
Opening balance	6,671,145	6,306,296	5,546,177	3,089,034
Amount renegotiated	1,559,880	1,609,922	5,885,354	4,939,106
Amount received	(736,742)	(729,840)	(2,509,824)	(1,269,166)
Write-offs	(582,679)	(515,233)	(2,010,103)	(1,212,797)
Closing balance	6,911,604	6,671,145	6,911,604	5,546,177
Allowance for loan losses	4,341,572	4,197,715	4,341,572	3,420,258
Percentage on renegotiation portfolio	62.8%	62.9%	62.8%	61.7%

168	Report on Economic and Financial Analysis - December 2010

Notes to the Consolidated Financial Statements

  j) Income on loan and leasing operations

	R$ thousand
	2010			2009
	4th quarter	3rd quarter	December 31 YTD	December 31 YTD
Discounted trade receivables and loans	6,976,623	6,472,944	25,413,000	21,085,010
Financings	2,323,003	2,172,078	8,423,922	7,679,012
Agricultural and agribusiness loans	296,824	265,845	1,107,375	845,838
Subtotal	9,596,450	8,910,867	34,944,297	29,609,860
Recovery of credits charged-off as loss	722,402	727,193	2,676,883	1,694,877
Subtotal	10,318,852	9,638,060	37,621,180	31,304,737
Leasing net of expenses	499,571	536,157	2,232,444	3,447,860
Total	10,818,423	10,174,217	39,853,624	34,752,597

  11) OTHER RECEIVABLES

  a) Foreign exchange portfolio

  Balance sheet accounts

	R$ thousand
	2010		2009
	December 31	September 30	December 31
Assets other receivables
Exchange purchases pending settlement	6,702,693	12,100,799	6,369,274
Foreign exchange acceptances and term documents in foreign currencies	-	-	374
Exchange sale receivables	2,936,816	6,827,865	2,669,759
(-) Advances in local currency received	(255,129)	(316,462)	(241,384)
Income receivable on advances granted	61,111	86,455	171,229
Total	9,445,491	18,698,657	8,969,252
Liabilities other liabilities
Exchange sales pending settlement	2,922,559	6,804,667	2,665,162
Exchange purchase payables	6,893,007	12,461,631	6,850,570
(-) Advances on foreign exchange contracts	(4,188,998)	(5,578,908)	(5,602,946)
Other	5,743	9,236	5,248
Total	5,632,311	13,696,626	3,918,034
Net foreign exchange portfolio	3,813,180	5,002,031	5,051,218
Memorandum accounts
Loans available for imports	1,465,018	1,594,463	1,385,155
Confirmed exports loans	36,271	42,548	74,938

Bradesco	169

Notes to the Consolidated Financial Statements

  Foreign exchange results

  Breakdown of foreign exchange transaction results adjusted to facilitate presentation

	R$ thousand
	2010			2009
	4th quarter	3rd quarter	December 31 YTD	December 31 YTD
Foreign exchange operations result	120,216	195,279	530,036	1,875,335
Adjustments:
- Income on foreign currency financing (1)	4,161	4,231	48,186	13,912
- Income on export financing (1)	102,150	113,765	379,985	412,518
- Income on foreign investments (2)	(749)	877	27,138	7,043
- Expenses of liabilities with foreign bankers (3) (Note 17c)	(8,369)	21,497	(240,498)	89,072
- Funding expenses (4)	(64,674)	(78,750)	(262,342)	(334,384)
- Other	(35,945)	(157,972)	(57,816)	(1,374,170)
Total adjustments	(3,426)	(96,352)	(105,347)	(1,186,009)
Adjusted foreign exchange operations result	116,790	98,927	424,689	689,326

(1) Classified in item Income from loan operations;
(2) Stated in item Income on securities transactions;
(3) Related to funds for financing advances on foreign exchange contracts and import financing, classified in item Borrowing and onlending expenses; and
(4) Refer to funding expenses of investments on foreign exchange transactions.

  b) Sundry

	R$ thousand
	2010		2009
	December 31	September 30	December 31
Tax credits (Note 34c)	17,447,015	17,187,593	15,692,042
Credit card operations	13,392,247	11,927,759	11,029,745
Borrowers by escrow deposits	7,545,693	7,290,302	5,846,298
Prepaid taxes	1,802,731	2,103,925	2,292,796
Sundry borrowers	1,763,707	2,149,807	1,774,571
Trade and credit receivables (1)	1,969,457	2,074,690	3,131,826
Advances to Fundo Garantidor de Crédito (Deposit Guarantee Fund FGC)	532,761	578,426	715,422
Payments to be reimbursed	518,885	503,866	458,128
Receivables from sale of assets	71,397	65,949	72,703
Other	243,591	308,089	234,868
Total	45,287,484	44,190,406	41,248,399
(1) Includes receivables from the acquisition of financial assets from loan operations without substantial transfer of risks and benefits.

170	Report on Economic and Financial Analysis - December 2010

Notes to the Consolidated Financial Statements

  12) OTHER ASSETS

  a) Foreclosed assets/others

	R$ thousand
	Cost	Provision for losses	Residual value
			2010		2009
			December 31	September 30	December 31
Real estate	147,160	(34,470)	112,690	109,725	126,458
Goods subject to special conditions	57,680	(57,680)	-	-	-
Vehicles and similar	424,997	(138,192)	286,805	332,990	323,174
Inventories/warehouse	22,628	-	22,628	21,258	21,829
Machinery and equipment	21,130	(9,635)	11,495	10,565	5,228
Others	8,212	(7,076)	1,136	1,139	1,037
Total on December 31, 2010	681,807	(247,053)	434,754
Total on September 30, 2010	735,123	(259,446)		475,677
Total on December 31, 2009	730,326	(252,600)			477,726

  b) Prepaid expenses

	R$ thousand
	2010		2009
	December 31	September 30	December 31
Commission on the placement of financing (1)	603,957	681,846	811,301
Insurance selling expenses (2)	476,082	461,195	383,420
Advertising and publicity expenses (3)	65,406	55,917	79,375
Other	127,951	156,809	164,922
Total	1,273,396	1,355,767	1,439,018

(1) Commissions paid to storeowners and car dealers. As of the second quarter of 2008, commission on the placement of financings are included in the respective financing/leasing operations balance;
(2) Commissions paid to brokers for the sale of insurance, private pension plans and savings bond products; and
(3) Prepaid future advertising and marketing expenses.

  13) INVESTMENTS

  a) Changes in investments in the consolidated financial statements

Affiliates	R$ thousand
	2010		2009
	December 31	September 30	December 31
- IRB-Brasil Resseguros S.A.	453,109	439,337	445,171
- Integritas Participações S.A.	431,894	425,184	410,618
- Serasa S.A.	86,558	83,808	84,651
- BES Investimento do Brasil S.A.	94,543	91,651	85,663
- Other	87,233	94,112	37,412
Total in affiliates	1,153,337	1,134,092	1,063,515
- Tax incentives	240,089	260,323	262,056
- Other investments	446,490	503,843	506,057
Provision for:
- Tax incentives	(213,252)	(231,295)	(232,881)
- Other investments	(49,874)	(51,105)	(49,930)
Overall total of investments	1,576,790	1,615,858	1,548,817

Bradesco	171

Notes to the Consolidated Financial Statements

  b) The adjustments resulting from the equity accounting for investments were recorded in income accounts, under Equity in the Earnings (losses) of Unconsolidated Companies and correspond to R$127,251 thousand in the year ended on December 31, 2010 (R$200,101 thousand on December 31, 2009) and in the fourth quarter of 2010 - R$60,562 thousand (R$18,918 thousand in the third quarter of 2010).

Companies	R$ thousand
	Capital stock	Adjusted shareholders' equity	Number of shares/quotas held (thousands)		Consolidated ownership on capital stock	Adjusted net income	Equity Accounting Adjustments (1)
							2010			2009
			Common	Preferred			4th quarter	3rd quarter	December 31 YDT	December 31 YDT
IRB-Brasil Resseguros S.A. (2)	1,030,000	2,133,282	-	212	21.24%	306,582	40,042	8,129	65,118	67,529
BES Investimento do Brasil S.A. Banco de Investimento (2)	320,000	472,715	10,745	10,745	20.00%	65,345	2,892	4,567	13,069	18,115
Serasa S.A. (2)	145,000	1,047,918	909	-	8.26%	282,518	8,397	3,872	23,336	22,794
Integritas Participações S.A.(2)	98,779	644,694	22,581	-	22.32%	115,269	9,231	2,350	25,728	91,663
Equity in the earnings (losses) of unconsolidated companies							60,562	18,918	127,251	200,101

  (1) Equity adjustments comprise participation in the results recorded by the companies as from their acquisition and include equity variations in the investees not derived from results, as well as adjustments arising from the equalization of accounting practices, when applicable; and

(2) Based on out-of-date financial information.

172	Report on Economic and Financial Analysis - December 2010

Notes to the Consolidated Financial Statements

  14) PREMISES AND EQUIPMENT AND LEASED ASSETS

  These assets are stated at acquisition cost. Depreciation is calculated based on the straight -line method at annual rates which take into consideration their economic useful lives.

	R$ thousand
	Annual rate	Cost	Depreciation	Residual value
				2010		2009
				December 31	September 30	December 31
Premises and equipment:
- Buildings	4%	766,343	(347,028)	419,315	278,203	306,342
- Land	-	345,469	-	345,469	345,182	346,231
Facilities, furniture and equipment in use	10%	3,569,045	(1,985,949)	1,583,096	1,495,997	1,434,205
Security and communication systems	10%	208,370	(126,723)	81,647	77,633	74,881
Data processing systems	20 to 50%	1,715,652	(1,041,563)	674,089	615,718	481,289
Transportation systems	20%	35,973	(22,577)	13,396	13,525	13,235
Financing lease of data processing systems	20 to 50%	2,215,027	(1,569,969)	645,058	569,541	750,125
Subtotal		8,855,879	(5,093,809)	3,762,070	3,395,799	3,406,308
Leased assets		13,944	(9,883)	4,061	5,251	11,646
Total on December 31, 2010		8,869,823	(5,103,692)	3,766,131
Total on September 30, 2010		8,289,042	(4,887,992)		3,401,050
Total on December 31, 2009		8,052,800	(4,634,846)			3,417,954

Bradesco	173

Notes to the Consolidated Financial Statements

  Bradesco Organization's premises and equipment present an unrecorded surplus value of R$2,220,792 thousand (September 30, 2010 R$2,070,510 thousand and December 31, 2009 R$1,876,842 thousand), which results in large part from the increase in their market price, based on appraisal reports prepared by independent experts in 2010, 2009 and 2008.

  Bradesco has entered into financial lease agreements, for data processing systems (hardware), which are included in premises and equipment. Under this accounting policy, assets and liabilities are classified in the financial statements and depreciation is calculated according to the depreciation policy adopted for the Bank's own assets. Interest on the liability is also recognized.

  The fixed assets to reference shareholders' equity ratio in the economic-financial consolidated is 18.14% (September 30, 2010 16.66% and December 31, 2009 18.63%), and in the financial consolidated is 49.71% (September 30, 2010 47.29% and December 31, 2009 45.68%), whereas the maximum limit is 50%.

  The difference between the fixed assets to shareholders' equity ratio in the economic-financial consolidated and in the financial consolidated is due to non-financial subsidiaries which have high liquidity and low fixed assets to shareholders' equity ratio, with the consequent increase in the fixed assets to shareholders' equity ratio of the financial consolidated. Whenever necessary, we may reallocate the funds to the financial companies through the payment of dividends/interest on shareholders' equity to financial companies or a corporate reorganization between the financial and non-financial companies, thus improving the ratio.

  15) INTANGIBLE ASSETS

  a) Goodwill

  Goodwill from investment acquisitions amounted to R$2,907,608 thousand, net of accrued amortization, when applicable, of which (i) R$491,112 thousand represents the difference between book value and market value of shares recorded in Permanent Assets Investments (BM&FBovespa and Integritas/Fleury shares), to be amortized upon their realization; and (ii) R$2,416,496 thousand representing future profitability/client portfolio, which is amortized over twenty years, net of accrued amortization , when applicable.

  In the year ended on December 31, 2010, goodwill amortization totaled R$238,027 thousand (R$107,277 thousand on December 31, 2009) and in the fourth quarter of 2010 R$66,513 thousand (R$56,631 thousand in the third quarter of 2010) (Note 29).

174	Report on Economic and Financial Analysis - December 2010

Notes to the Consolidated Financial Statements

  b) Intangible assets

  Acquired intangible assets comprise:

	R$ thousand
				Residual value
	Amortization rate (1)	Cost	Amortization	2010		2009
				December 31	September 30	December 31
Acquisition of banking services rights	Contract (4)	3,686,146	(1,776,315)	1,909,831	1,294,834	1,603,773
Software (2)	20% to 50%	4,188,329	(2,195,486)	1,992,843	1,877,168	1,598,877
Future profitability/client portfolio (3)	Up to 20%	2,796,459	(379,963)	2,416,496	2,478,254	1,992,406
Other	20%	100,545	(60,564)	39,981	56,160	32,970
Total on December 31, 2010		10,771,479	(4,412,328)	6,359,151
Total on September 30, 2010		9,850,064	(4,143,648)		5,706,416
Total on December 31, 2009		8,491,567	(3,263,541)			5,228,026
(1) Intangible assets are amortized over the estimated period of economic benefit and charged to other administrative expenses and other operating expenses, when applicable;
(2) Software acquired and/or developed by specialized companies;
(3) Mainly composed by goodwill on the acquisition of interest in Banco Ibi - R$1,008,097 thousand, Odontoprev - R$336,016 thousand, Ágora Corretora - R$262,159 thousand, Ibi México - R$26,921 thousand, Europ Assistance Serviços de Assistência Personalizados - R$25,621 thousand, CBSS Cia. Brasileira de Soluções e Serviços - R$113,341 thousand and Cielo S.A. - R$408,014 thousand, net of accrued amortization, when applicable; and
(4) Based on each pay-back agreement.

  In 2010, loss from asset impairment was recorded in Intangible assets acquisition of banking services rights, in the amount of R$17,271 thousand (December 31, 2009 R$36,511 thousand) and software in the amount of R$9,222 thousand (December 31, 2009 R$3,125 thousand) (Note 29).

  Expenses with research and development of systems totaled R$153,149 thousand in the fiscal year ended December 31, 2010 (R$77,940 thousand on December 31, 2009) and R$41,078 thousand in the fourth quarter of 2010 (R$39,371 thousand in the third quarter of 2010).

Bradesco	175

Notes to the Consolidated Financial Statements

  c) Change in intangible assets by type

	R$ thousand
	Acquisition of banking		Future profitability/
	service rights	Software	client portfolio	Other	Total
Balance on December 31, 2009	1,603,773	1,598,877	1,992,406	32,970	5,228,026
Additions/Write-offs (1)	910,521	675,486	662,117	56,392	2,304,516
Expenses with impairment testing	(17,271)	(9,222)	-	-	(26,493)
Amortization for the period	(587,192)	(272,298)	(238,027)	(49,381)	(1,146,898)
Balance on December 31, 2010	1,909,831	1,992,843	2,416,496	39,981	6,359,151

(1) In bank right acquisitions it basically includes the purchase of the payroll the government of the state of Pernambuco in the amount of R$700,000 thousand.

  16) DEPOSITS, FEDERAL FUNDS PURCHASED AND SECURITIES SOLD UNDER AGREEMENTS TO REPURCHASE AND FUNDS FROM ISSUANCE OF SECURITIES

  a) Deposits

	R$ thousand
	2010						2009
	1 to 30 days	31 to 180 days	181 to 360 days	More than 360 days	December 31	September 30	December 31
• Demand deposits (1)	36,224,557	-	-	-	36,224,557	33,903,803	34,627,064
• Savings deposits (1)	53,435,652	-	-	-	53,435,652	50,113,236	44,162,309
• Interbank deposits	171,127	34,889	50,268	19,160	275,444	445,321	752,059
• Time deposits (2)	6,303,706	7,498,289	20,769,356	67,586,380	102,157,731	100,730,273	90,495,976
• Other investment deposits	1,107,215	-	-	-	1,107,215	1,001,625	1,035,676
Overall total on December 31, 2010	97,242,257	7,533,178	20,819,624	67,605,540	193,200,599
%	50.3	3.9	10.8	35.0	100.0
Overall total on September 30, 2010	94,162,844	9,663,098	8,491,795	73,876,521		186,194,258
%	50.6	5.2	4.5	39.7		100.0
Overall total on December 31, 2009	83,561,376	9,372,739	11,547,447	66,591,522			171,073,084
%	48.8	5.5	6.8	38.9			100.0

(1) Classified as 1 to 30 days , not considering average historical turnover; and
(2) Considers the maturities established in investments.

176	Report on Economic and Financial Analysis - December 2010

Notes to the Consolidated Financial Statements

  b) Federal funds purchased and securities sold under agreements to repurchase

	R$ thousand
	2010						2009
	1 to 30 days	31 to 180 days	181 to 360 days	More than 360 days	December 31	September 30	December 31
Own portfolio	70,977,469	7,039,890	6,874,088	34,595,548	119,486,995	96,827,072	44,257,954
• Government securities	67,929,446	305,418	1,095,288	43,735	69,373,887	51,025,063	6,860,640
• Debentures of own issuance	254,747	5,751,130	5,563,410	34,470,891	46,040,178	43,182,394	36,961,717
• Foreign	2,793,276	983,342	215,390	80,922	4,072,930	2,619,615	435,597
Third-party portfolio (1)	42,388,590	1,695,973	-	-	44,084,563	56,143,200	68,417,064
Unrestricted portfolio (1)	2,428,583	5,438,783	43,047	15,189	7,925,602	4,038,465	598,028
Overall total on December 31, 2010 (2)	115,794,642	14,174,646	6,917,135	34,610,737	171,497,160
%	67.6	8.3	3.9	20.2	100.0
Overall total on September 30, 2010 (2)	105,145,858	12,981,922	6,191,739	32,689,218		157,008,737
%	67.0	8.3	3.9	20.8		100.0
Overall total on December 31, 2009 (2)	74,550,284	3,395,355	8,644,541	26,682,866			113,273,046
%	65.8	3.0	7.6	23.6			100.0
(1) Represented by government securities; and
(2) Includes R$30,850,727 thousand (September 30, 2010 - R$34,017,837 thousand and December 31, 2009 R$27,883,930 thousand) of investment funds in purchase and sale commitments with Bradesco, whose quotaholders are subsidiaries included in the consolidated financial statements (Notes 8a, b, c and d).

Bradesco	177

Notes to the Consolidated Financial Statements

  c) Funds from issuance of securities

	R$ thousand
	2010						2009
	1 to 30 days	31 to 180	181 to 360	More than	December	September	December
		days	days	360 days	31	30	31
Securities - domestic:
- Mortgage bonds	87,286	402,556	766,954	20,659	1,277,455	1,001,672	898,598
- Letters of credit for real estate	304	345,699	426,781	4,003	776,787	506,901	-
- Letters of credit for agribusiness	62,712	743,952	810,671	82,375	1,699,710	1,882,554	1,585,957
- Financial bill	-	-	-	7,819,882	7,819,882	4,046,774	-
- Debentures (1)	-	742,906	-	221	743,127	761,813	740,452
Subtotal	150,302	2,235,113	2,004,406	7,927,140	12,316,961	8,199,714	3,225,007
Securities - foreign:
- MTN Program Issues (2) (3)	16,729	-	-	1,666,201	1,682,930	1,701,314	260,295
- Securitization of future flow of money orders received from abroad (Note 16d)	5,816	225,770	269,091	3,172,895	3,673,572	3,828,499	3,906,134
- Securitization of future flow of credit card bill receivables from
cardholders resident abroad (Note 16d)	335	23,131	-	-	23,466	46,161	114,600
- Issuance costs	-	(61)	-	(22,917)	(22,978)	(26,304)	(23,452)
Subtotal	22,880	248,840	269,091	4,816,179	5,356,990	5,549,670	4,257,577
Overall total on December 31, 2010	173,182	2,483,953	2,273,497	12,743,319	17,673,951
%	1.0	14.0	12.9	72.1	100.0
Overall total on September 30, 2010	593,078	1,560,501	2,484,204	9,111,601		13,749,384
%	4.3	11.4	18.1	66.2		100.0
Overall total on December 31, 2009	402,172	897,707	2,067,772	4,114,933			7,482,584
%	5.4	12.0	27.6	55.0			100.0

(1) Refers to issuances of simple debentures not convertible into Bradesco Leasing S.A. Arrendamento Mercantil shares, maturing on May 1, 2011 with 104% of CDI remuneration;
(2) Issuance of securities in the foreign market for costumers' foreign exchange operations, through purchase and sale of foreign currencies, related to discounts of export bills, pre-financing of exports and financing of imports, substantially in the short term; and
(3) As of March 2010, including the issue of 4.10% senior notes due in 2015 amounting to US$750,000 thousand.

178	Report on Economic and Financial Analysis - December 2010

Notes to the Consolidated Financial Statements

  d) Since 2003, Bradesco Organization has been entering into certain agreements designed to optimize its funding and liquidity management activities through the use of SPEs. These SPEs, named International Diversified Payment Rights Company and Brazilian Merchant Voucher Receivables Limited, are financed with long-term debts and settled through future cash flows of the underlying assets, which basically include:

  (i) Current and future flows of money orders remitted by individuals and corporate entities located abroad to beneficiaries in Brazil for which the Bank acts as paying agent; and

  (ii) Current and future flows of credit card receivables arising from expenditures in Brazil by holders of credit cards issued outside Brazil.

  Long-term notes issued by the SPEs and sold to investors are settled through funds derived from the money order flows and credit card bills. Bradesco is obliged to redeem these securities in specific cases of delinquency or if SPEs' operations are discontinued.

  Funds from the sale of current and future money order flows and credit card receivables, received by the SPEs, must be maintained in a specific bank account until a minimum limit is attained.

  We present below the main features of the notes issued by SPEs:

	R$ thousand
				Total
	Date of	Transaction	Maturity	2010		2009
	Issue	amount		December	September	December
				31	30	31
	8.20.2003	595,262	8.20.2010(1)	-	-	39,748
	7.28.2004	305,400	8.20.2012	46,299	53,825	75,862
	6.11.2007	481,550	5.20.2014	338,179	370,279	434,789
	6.11.2007	481,550	5.20.2014	337,991	370,093	435,347
	12.20.2007	354,260	11.20.2014	249,570	270,658	330,357
	12.20.2007	354,260	11.20.2014	249,570	270,658	330,357
Securitization of future flow of money	3.6.2008	836,000	5.22.2017(2)	831,993	845,901	871,859
orders received from abroad	12.19.2008	1,168,500	2.22.2016(3)	831,752	845,657	869,356
	3.20.2009	225,590	2.20.2015(4)	-	-	173,433
	12.17.2009	133,673	11.20.2014	124,584	126,657	128,851
	12.17.2009	133,673	2.20.2017	124,097	126,200	129,719
	12.17.2009	89,115	2.20.2020	82,708	84,110	86,456
	8.20.2010(5)	307,948	8.21.2017	290,684	295,519	-
	9.29.2010(6)	170,530	8.21.2017	166,145	168,942	-
Total		5,637,311		3,673,572	3,828,499	3,906,134
Securitization of future flow of credit
card bill receivables from
cardholders resident abroad	7.10.2003	800,818	6.15.2011	23,466	46,161	114,600
Total		800,818		23,466	46,161	114,600

(1) Security settled on August 20, 2010;
(2) The maturity date was postponed from May 20, 2015 to May 22, 2017;
(3) The maturity date was postponed from February 20, 2015 to February 22, 2016;
(4) Security presettled on August 20, 2010;
(5) New issuance of securities abroad due on August 21, 2017 in the amount of US$175,000; and
(6) New issuance of securities abroad due on August 21, 2017 in the amount of US$100,000.

Bradesco	179

Notes to the Consolidated Financial Statements

  e) Expenses with funding and monetary restatement and interest on technical provisions for insurance, private pension plans and savings bonds

	R$ thousand
	2010			2009
	4th quarter	3rd quarter	December 31	December 31
			YTD	YTD
Savings deposits	816,552	797,239	2,964,110	2,449,921
Time deposits	2,840,185	2,892,972	10,350,576	10,694,347
Federal funds purchased and securities sold under agreements
to repurchase	4,104,383	3,643,288	13,011,148	9,515,148
Funds from issuance of securities	344,678	241,874	994,981	417,109
Other funding expenses	90,025	88,159	347,513	375,312
Subtotal	8,195,823	7,663,532	27,668,328	23,451,837
Expenses for monetary restatement and interest on technical
provisions from insurance, private pension plans and savings
bonds	1,754,206	1,854,425	6,083,511	5,128,627
Total	9,950,029	9,517,957	33,751,839	28,580,464

180	Report on Economic and Financial Analysis - December 2010

Notes to the Consolidated Financial Statements

  17) BORROWING AND ONLENDING

  a) Borrowing

	R$ thousand
	2010						2009
	1 to 30 days	31 to 180 days	181 to 360 days	More than 360 days	December 31	September 30	December 31
Local
- Other institutions	-	-	-	-	-	-	540
Foreign	817,959	4,188,363	2,223,125	760,460	7,989,907	9,130,315	8,004,596
Overall total on December 31, 2010	817,959	4,188,363	2,223,125	760,460	7,989,907
%	10.3	52.4	27.8	9.5	100.0
Overall total on September 30, 2010	1,683,148	4,110,480	2,214,302	1,122,385		9,130,315
%	18.4	45.0	24.3	12.3		100.0
Overall total on December 31, 2009	1,263,093	3,995,373	2,424,607	322,063			8,005,136
%	15.8	49.9	30.3	4.0			100.0

  b) Onlending

	R$ thousand
	2010						2009
	1 to 30 days	31 to 180 days	181 to 360 days	More than 360 days	December 31	September 30	December 31
Local	1,019,350	3,517,218	4,792,032	20,872,055	30,200,655	28,401,824	19,321,806
- National Treasury	-	-	36,660	-	36,660	24,193	124,020
- BNDES	357,190	1,190,677	2,095,108	8,116,358	11,759,333	11,484,469	8,139,480
- CEF	28,751	7,953	9,544	40,096	86,344	87,459	91,124
- FINAME	633,409	2,318,588	2,650,720	12,714,980	18,317,697	16,805,076	10,966,534
- Other institutions	-	-	-	621	621	627	648
Foreign	5,663	-	-	-	5,663	465,851	794
Overall total on December 31, 2010	1,025,013	3,517,218	4,792,032	20,872,055	30,206,318
%	3.4	11.6	15.9	69.1	100.0
Overall total on September 30, 2010	1,119,374	3,625,703	3,856,054	20,266,544		28,867,675
%	3.9	12.6	13.3	70.2		100.0
Overall total on December 31, 2009	1,067,304	2,617,105	2,838,139	12,800,052			19,322,600
%	5.5	13.5	14.7	66.3			100.0

Bradesco	181

Notes to the Consolidated Financial Statements

  c) Borrowing and onlending expenses

	R$ thousand
	2010			2009
	4th quarter	3rd quarter	December 31	December 31
			YTD	YTD
Borrowing:
- Local	662	476	2,727	1,076
- Foreign	16,833	15,717	61,805	82,406
Subtotal borrowing	17,495	16,193	64,532	83,482
Local onlending:
- National Treasury	305	228	2,515	5,128
- BNDES	175,221	159,103	615,459	573,613
- CEF	1,762	1,818	6,972	7,423
- FINAME	202,062	197,470	786,698	728,033
- Other institutions	44	8	121	94
Foreign onlending:
- Payables to foreign bankers (Note 11a)	8,369	(21,497)	240,498	(89,072)
- Other expenses with foreign onlending	(202,367)	(598,316)	(706,969)	(309,434)
Subtotal onlending	185,396	(261,186)	945,294	915,785
Total	202,891	(244,993)	1,009,826	999,267

  18) CONTINGENT ASSETS AND LIABILITIES AND LEGAL LIABILITIES TAX AND SOCIAL SECURITY

  a) Contingent assets

  Contingent assets are not recognized in the financial statements, although there are ongoing proceedings with good prospects of success, such as a) Social Integration Program (PIS), claiming the compensation of PIS on the Gross Operating Revenue, paid pursuant to Decree Laws 2,445/88 and 2,449/88, over the amount due under the terms of the Supplementary Law 07/70 (PIS Repique) and b) other taxes, the legality and/or constitutionality of which is in question and may lead to the reimbursement of amounts collected.

  b) Contingent liabilities classified as probable losses and legal liabilities tax and social security

  The Bradesco Organization is currently party to a number of labor, civil and tax lawsuits, arising from the normal course of its business activities.

  Provisions were recorded based on the opinion of legal advisors, the type of lawsuit, similarity with previous lawsuits, complexity and positioning of the courts, whenever a loss is deemed probable.

  Management considers that the provision recorded is sufficient to cover losses generated by the corresponding proceedings.

  Liability related to litigation is held until the definite successful outcome of the lawsuit, represented by favorable judicial decisions, for which appeals can no longer be lodged or due to the statute of limitation.

182	Report on Economic and Financial Analysis - December 2010

Notes to the Consolidated Financial Statements

  I - Labor claims

  These are claims brought by former employees seeking indemnity, especially for unpaid overtime. In proceedings requiring judicial deposit, the amount of labor claims is recorded considering the effective perspective of loss of these deposits. For other proceedings, the provision is recorded based on the average of total payments made for claims settled in the last 12 months, considering the year of the judicial ruling.

  Following a more effective control over working hours implemented in 1992, via electronic time cards, overtime is paid regularly during the employment contract and, accordingly, the amount of claims on an individual basis subsequent to 1997 substantially decreased.

  II - Civil claims

  These are claims for pain and suffering and property damages, mainly relating to notarized protests, returned checks, the inclusion of information about debtors in the restricted credit registry and the reincorporation of inflation adjustments excluded as a result of government economic plans. These lawsuits are individually controlled by computer-based systems and provisioned whenever the loss is evaluated as probable, considering the opinion of the legal advisors, the nature of the lawsuits, and similarity with previous lawsuits, complexity and positioning of the courts.

  The issues discussed in lawsuits relating to protests, returned checks and information on debtors in the credit restriction registry usually are not events that cause a significant impact on financial income. Most of these lawsuits are brought to the Special Civil Court (JEC), in which the claims are limited to 40 minimum wages.

  It is worth noting the increase in legal claims pleading the incidence of inflation rates which were excluded from the monetary restatement of savings accounts balances due to Government Economic Plans which were part of the Government economic policy to reduce inflation in the past. Although the Bank complied with the legal requirements in force at the time, these lawsuits have been provisioned taking into consideration claims effectively notified and their assessed loss perspectives, taking into consideration the current judicial decision of the Superior Court of Justice (STJ).

  Regarding the disputes related to Economic Plans, it is worth noting two aspects: a) inexistence of potential representative liability, given the right to new suits is barred; and b) the APDF /165 lawsuit (failure to comply with fundamental concepts) brought by the National Confederation of the Financial System (CONSIF), with a view to suspending all the pending lawsuits about economic plans is pending judgment by the Federal Supreme Court (STF).

  Currently, there are no significant administrative lawsuits in course, filed as a result of the lack of compliance with National Financial System regulations or payment of fines, which could cause significant impacts on the Bank's interest income.

Bradesco	183

Notes to the Consolidated Financial Statements

  III - Legal liabilities tax and social security

  The Bradesco Organization is disputing in court the legality and constitutionality of certain taxes and contributions, for which provisions have been recorded in full, although the likelihood of a medium- and long-term favorable outcome is good based on the opinion of the legal advisors.

  The main issues are:

  - Cofins R$4,861,975 thousand: it requests authorization to calculate and pay Cofins, as from October 2005, on the effective income, whose concept is in Article 2 of Supplementary Law 70/91, removing the unconstitutional increase in the calculation basis introduced by paragraph 1 of Article 3 of Law 9,718/98;

  - INSS Autonomous Brokers R$848,338 thousand: questions the incidence of social security contribution on remunerations paid to autonomous service providers, established by Supplementary Law 84/96 and subsequent regulations/amendments, at the rate of 20% and additional of 2.5%, under the argument that services are not provided to insurance companies, but to policyholders, thus being outside the incidence of the contribution provided for in item I, Article 22, of Law 8,212/91, with new wording given in Law 9,876/99;

  - IRPJ/Loan Losses R$742,866 thousand: it requests authorization to deduct, for purposes of determination of the calculation basis of IRPJ and CSLL, the amount of effective and definite loan losses, total or partial, suffered in the reference years from 1997 to 2009, regardless of the compliance with the conditions and terms provided for in Articles 9 to 14 of Law 9,430/96 that only apply to temporary losses;

  - CSLL Deductibility on the IRPJ calculation basis R$545,572 thousand: it requests to calculate and pay income tax due, related to the reference year of 1997 and on, without adding the CSLL to the respective calculation basis, set forth by Article 1, of Law 9,316/96, since this contribution represents an effective, necessary and mandatory expense to the Company; and

  - PIS R$281,680 thousand: it requests the authorization to offset amounts overpaid in the reference years of 1994 and 1995 as contribution to PIS, corresponding to the amount above the calculation basis laid down in the Constitution, i.e., gross operating revenue, as defined in the income tax legislation concept in Article 44 of Law 4,506/64, not including interest income.

  In 2010, Bradesco continued with the tax amnesty program, established by Law 11,941/09, which allowed for the payment of lawsuits in installments. The net effect from the adhesion to the program amounted to R$17,852 thousand and was substantially recorded in the Other Operating Revenues item. Bradesco did not make use of tax loss carryforwards or negative basis of social contribution to settle interest of debits of the program as set forth by said law.

184	Report on Economic and Financial Analysis - December 2010

Notes to the Consolidated Financial Statements

  IV - Provisions by nature

	R$ thousand
	2010		2009
	December 31	September 30	December 31
Labor claims	1,580,811	1,575,954	1,595,534
Civil claims	2,664,436	2,528,732	2,342,634
Subtotal (1)	4,245,247	4,104,686	3,938,168
Tax and social security (2)	9,234,533	8,660,207	7,066,453
Total	13,479,780	12,764,893	11,004,621
(1) Note 20b; and
(2) Classified under Other liabilities tax and social security (Note 20a).

  V - Changes in provisions

	R$ thousand
	2010
	Labor	Civil	Tax and social security (1)
Balance at the beginning of the year	1,595,534	2,342,634	7,066,453
Monetary restatement	176,323	311,493	536,516
Net reversals and write-offs	432,181	464,093	1,658,535
Payments	(623,227)	(453,784)	(26,971)
Balance at the end of the year	1,580,811	2,664,436	9,234,533
(1) Comprises, substantially, legal liabilities.

  c) Contingent liabilities classified as possible losses

  The Bradesco Organization maintains a system to monitor all administrative and judicial proceedings in which the institution is plaintiff or defendant and, based on the opinion of legal advisors, classifies the lawsuits according to the expectation of loss. The trends of administrative and judicial proceedings are periodically analyzed and, if necessary, the related risks are reclassified. In this context the contingent proceedings evaluated as having the risk of possible loss are not recognized in the financial statements. The main proceedings with this classification are: a) leasing companies' Tax on Services of any Nature (ISSQN), the total processes of which corresponds to R$239,787 thousand. In this lawsuit, the demand of tax by municipalities other than those where the companies are located and from which the tax is collected in compliance with the law is discussed when recording tax credit; b) Social Security (INSS) on transfers to private pension plans, considered for purposes of oversight as compensation subject to INSS in the amount of R$232,943 thousand, in addition to a one-time fine for the failure to pay Withholding Income Tax on said compensation in the amount of R$140,614 thousand.

Bradesco	185

Notes to the Consolidated Financial Statements

19) SUBORDINATED DEBT
					R$ thousand
					2010		2009
Maturity	Original term in years	Amount of the operation	Currency	Remuneration	December 31	September 30	December 31
In Brazil:
Subordinated CDB
2011	5	4,504,022	R$	102.5% to 104.0% of CDI rate	7,685,360	7,486,624	6,979,342
				103.0% of CDI rate/
2012				100.0% of CDI rate + (0.344% p.a. to 0.4914%p.a.) /
	5	3,236,273	R$	IPCA + (7.102% p.a. 7.632% p.a.)	4,588,559	4,464,032	4,152,514
				100.0% of CDI rate + (0.344% p.a. 1.0817% p.a.)/
2013	5	575,000	R$	IPCA + (7.74% p.a. 8.20% p.a.)	780,335	757,265	700,900
2014	6	1,000,000	R$	112.0% of CDI rate	1,255,662	1,220,614	1,131,496
				108.0% and 112.0% of CDI rate/
2015	6	1,274,696	R$	IPCA + (6.92% p.a. 8.55% p.a.)	1,537,777	1,475,991	1,364,642
2016	6	500	R$	IPCA + (7.1292% p.a.)	566	544	-
				100.0% of DI rate CETIP/
				100.0% of CDI rate + (0.75% p.a. 0.87% p.a.)/
2012	10	1,569,751	R$	101.0% to 102.5% of CDI rate	5,164,452	5,031,027	4,689,431
2019	10	20,000	R$	IPCA + (7.76% p.a.)	23,828	22,876	-
For loan operations/other (3):
2011 to 2016	1 to 5	31,694	R$	100.0% to 110.0% of CDI rate	33,269	23,692	2,368
2010 to 2012 (5)	up to 2	-	R$	9.43% p.a. rate	-	148,065	304,003
2010 to 2017	up to 7	90,000	R$	IPCA + (6.7017% p.a. 7.4163% p.a.)	91,881	20,699	-
2010 to 2017	up to 7	21,100	R$	13.0949% p.a. 13.1762% p.a. rate	22,668	20,990	-
2010 to 2018	up to 8	51,000	R$	IGPM + (6.3874% p.a. 7.0670% p.a.)	51,338	-	-
Subtotal in Brazil					21,235,695	20,672,419	19,324,696

Abroad:
2011	10	353,700	US$	10.25% p.a. rate	250,656	260,976	261,487
2012 (1)	10	315,186	Yen	4.05% p.a. rate	366,237	236,132	236,799
2013	10	1,434,750	US$	8.75% p.a. rate	831,186	876,678	882,067
2014	10	801,927	Euro	8.00% p.a. rate	507,552	536,529	570,412
Undetermined (2)		720,870	US$	8.875% p.a. rate	-	-	525,966
2019	10	1,333,575	US$	6.75% p.a. rate	1,284,805	1,271,126	1,328,427
2021 (4)	11	1,100,000	US$	5.90% p.a. rate	1,867,290	1,871,626	-
Issuance costs					(28,475)	(28,243)	(25,877)
Subtotal abroad					5,079,251	5,024,824	3,779,281
Overall total					26,314,946	25,697,243	23,103,977
(1) Including the cost of swap to U.S. dollar, the rate increases to 10.15% p.a.;
(2) In June 2005, perpetual subordinated debt was issued in the amount of US$300,000 thousand, with exclusive redemption option on the part of the issuer, in its totality and upon previous authorization of Bacen, under the following conditions: (i) after 5 years from the issuance date and subsequently on each date of interest maturity; and (ii) at any moment in the event of a change in the tax laws in Brazil or abroad, which may cause an increase in costs for the issuer and if the issuer is notified in writing by Bacen that the securities may no longer be included in the consolidated capital for capital adequacy ratio calculation purposes. On April 14, 2010, Bacen approved the request for this early redemption, which occurred on June 3, 2010, amounting to R$556,834 thousand;
(3) Refers to subordinated CBD pegged to loan operations/others that, pursuant to Circular Letter 2,953/01, do not comprise Tier II Shareholders' Equity; and
(4) In August 2010, a US$1,100,000 thousand subordinated debt was issued abroad with a 5.90% p.a. rate, due in 2021; and
(5) Refers to the redemptions made in advance in subordinated CDB pegged to loan operations/others on December 21, 2010.

186	Report on Economic and Financial Analysis - December 2010

Notes to the Consolidated Financial Statements

  20) OTHER LIABILITIES

  a) Tax and social security

	R$ thousand
	2010		2009
	December 31	September 30	December 31
Provision for tax risks (Note 18b IV)	9,234,533	8,660,207	7,066,453
Provision for deferred income tax (Note 34f)	4,791,462	5,038,682	3,985,467
Taxes and contributions on profits payable	2,227,860	1,661,513	1,490,563
Taxes and contributions payable	934,860	823,221	661,185
Total	17,188,715	16,183,623	13,203,668

  b) Sundry

	R$ thousand
	2010		2009
	December 31	September 30	December 31
Credit card operations	10,912,930	9,238,839	9,293,317
Provision for payments	3,660,082	3,751,921	3,780,262
Provision for contingent liabilities (civil and labor) (Note 18b IV)	4,245,247	4,104,686	3,938,168
Sundry creditors	2,192,778	2,586,965	1,949,166
Liabilities for acquisition of assets financial leasing (1)	831,126	758,291	987,527
Liabilities for acquisition of assets and rights	588,442	584,191	630,132
Liabilities for official agreements	269,477	257,888	269,746
Other	1,016,894	921,524	908,340
Total	23,716,976	22,204,305	21,756,658
(1) Refers to liabilities for acquisition of data processing systems (hardware) by means of financial leasing operations (Bradesco as lessee).

Bradesco	187

Notes to the Consolidated Financial Statements

  21) INSURANCE, PRIVATE PENSION PLANS AND SAVINGS BONDS OPERATIONS

  a) Provisions by account

	R$ thousand
	Insurance (1)			Life and Private Pension Plans (3)			Savings bonds			Total
	2010		2009	2010		2009	2010		2009	2010		2009
	December	September	December	December	September	December	December	September	December	December	September	December
	31	30	31	31	30	31	31	30	31	31	30	31
Current and long-term liabilities
Mathematical provision for benefits
to be granted	672,023	662,169	425,817	64,135,257	60,040,322	54,422,399	-	-	-	64,807,280	60,702,491	54,848,216
Mathematical provision for benefits
granted	126,140	123,156	116,877	4,994,380	4,821,753	4,475,137	-	-	-	5,120,520	4,944,909	4,592,014
Mathematical provision for
redemptions	-	-	-	-	-	-	3,091,769	2,866,105	2,479,748	3,091,769	2,866,105	2,479,748
Provision for incurred but not
reported (IBNR) claims	1,545,602	1,455,372	1,350,222	607,971	591,292	599,718	-	-	-	2,153,573	2,046,664	1,949,940
Unearned premiums provision	1,780,573	1,826,069	1,941,858	84,430	73,078	78,343	-	-	-	1,865,003	1,899,147	2,020,201
Provision for contribution
insufficiency (4)	-	-	-	3,332,695	3,213,973	3,031,715	-	-	-	3,332,695	3,213,973	3,031,715
Provision for unsettled claims	1,410,808	1,401,739	1,329,263	865,987	845,052	748,777	-	-	-	2,276,795	2,246,791	2,078,040
Financial fluctuation provision	-	-	-	650,397	640,008	621,884	-	-	-	650,397	640,008	621,884
Premium insufficiency provision	-	-	-	590,545	572,665	560,714	-	-	-	590,545	572,665	560,714
Financial surplus provision	-	-	-	357,833	353,796	367,289	-	-	-	357,833	353,796	367,289
Provision for drawings and
redemptions	-	-	-	-	-	-	488,514	487,121	436,026	488,514	487,121	436,026
Provision for administrative
expenses	-	-	-	110,935	110,369	141,688	136,868	123,262	100,598	247,803	233,631	242,286
Provision for contingencies	-	-	-	-	-	-	6,523	6,720	7,288	6,523	6,720	7,288
Other provisions	1,635,154	1,636,224	1,692,044	552,687	512,535	644,516	-	-	-	2,187,841	2,148,759	2,336,560
Total provisions	7,170,300	7,104,729	6,856,081	76,283,117	71,774,843	65,692,180	3,723,674	3,483,208	3,023,660	87,177,091	82,362,780	75,571,921

188	Report on Economic and Financial Analysis - December 2010

Notes to the Consolidated Financial Statements

  b) Technical provisions by product

	R$ thousand
	Insurance			Life and Private Pension Plans			Savings bonds			Total
	2010		2009	2010		2009	2010		2009	2010		2009
	December	September	December	December	September	December	December	September	December	December	September	December
	31	30	31	31	30	31	31	30	31	31	30	31
Health (1)	3,511,751	3,470,574	3,555,436	-	-	-	-	-	-	3,511,751	3,470,574	3,555,436
Auto/RCF	2,234,174	2,147,920	1,837,189	-	-	-	-	-	-	2,234,174	2,147,920	1,837,189
Dpvat	90,695	94,809	119,972	203,937	214,293	200,436	-	-	-	294,632	309,102	320,408
Life	14,043	14,061	16,676	3,249,154	3,044,254	2,706,602	-	-	-	3,263,197	3,058,315	2,723,278
Basic lines	1,319,637	1,377,365	1,326,808	-	-	-	-	-	-	1,319,637	1,377,365	1,326,808
Unrestricted Benefits
Generating Plan - PGBL	-	-	-	13,296,405	12,571,211	11,778,567	-	-	-	13,296,405	12,571,211	11,778,567
Long-Term Life Insurance -
VGBL	-	-	-	42,274,527	39,200,902	35,130,823	-	-	-	42,274,527	39,200,902	35,130,823
Traditional plans	-	-	-	17,259,094	16,744,183	15,875,752	-	-	-	17,259,094	16,744,183	15,875,752
Savings bonds	-	-	-	-	-	-	3,723,674	3,483,208	3,023,660	3,723,674	3,483,208	3,023,660
Total technical provisions	7,170,300	7,104,729	6,856,081	76,283,117	71,774,843	65,692,180	3,723,674	3,483,208	3,023,660	87,177,091	82,362,780	75,571,921

Bradesco	189

Notes to the Consolidated Financial Statements

  c) Guarantees of technical provisions

	R$ thousand
	Insurance			Life and Private Pension Plans			Savings bonds			Total
	2010		2009	2010		2009	2010		2009	2010		2009
	December	September	December	December	September	December	December	September	December	December	September	December
	31	30	31	31	30	31	31	30	31	31	30	31
Investment fund
quotas (VGBL and
PGBL)	-	-	-	55,570,933	51,772,113	46,909,390	-	-	-	55,570,933	51,772,113	46,909,390
Investment fund
quotas (excluding
VGBL and PGBL) (2)	6,003,498	5,891,865	5,693,441	14,255,055	13,756,600	14,483,249	3,340,037	3,133,537	2,765,794	23,598,590	22,782,002	22,942,484
Government securities	77,229	80,027	95,844	4,559,723	4,413,690	3,149,892	-	-	-	4,636,952	4,493,717	3,245,736
Private securities	53,428	35,033	21,710	521,584	507,276	745,626	207,233	198,907	165,910	782,245	741,216	933,246
Shares	2,840	2,414	1,959	1,480,137	1,434,614	493,147	376,434	350,780	181,346	1,859,411	1,787,808	676,452
Receivables	702,588	716,058	617,462	-	-	-	-	-	-	702,588	716,058	617,462
Deposits retained at
IRB and court
deposits	6,658	6,585	6,347	72,449	69,484	60,262	-	-	-	79,107	76,069	66,609
Reinsurance credits	608,151	617,833	663,354	6,662	4,939	5,749	-	-	-	614,813	622,772	669,103
Total guarantees of
technical
provisions	7,454,392	7,349,815	7,100,117	76,466,543	71,958,716	65,847,315	3,923,704	3,683,224	3,113,050	87,844,639	82,991,755	76,060,482

1) Other provisions basically refers to the technical provisions of the individual health portfolio made in order to cover the differences of future premium adjustments and those necessary to the portfolio technical balance;
2) In the third quarter of 2010, in compliance with SUSEP Circular 379/08, the Bradesco Insurance Group lengthened the maturity profile of its securities by selling a portion of its held-to-maturity portfolio at the same time as it acquired new instruments, of the same type and category, whose maturities and amounts are greater than those of the securities sold. The effects of this operation did not have significant impact on the Bank's income, due to the recording of technical provisions.
3) Includes personal insurance and private pension operations; and
4) The provision for contribution insufficiency for retirement and pension plans is calculated according to the normalized biometric table AT-2000, improved by 1.5% p.a., considering males separated from females, who have a longer life expectancy, and actual real interest rate of 4.0% p.a For disabilities plans, the provision is also actuarially calculated according to the biometric AT-49 (male) table and the 4.0% p.a. real interest rate.

190	Report on Economic and Financial Analysis - December 2010

Notes to the Consolidated Financial Statements

  d) Retained premiums from insurance, private pension plans contributions and savings bonds

	R$ thousand
	2010			2009
	4th quarter	3rd quarter	December 31 YTD	December 31 YTD
Premiums written	3,759,670	3,684,321	14,075,248	12,311,360
Supplementary private pension plan contributions (including
VGBL)	4,617,721	3,402,921	14,363,316	12,447,194
Revenues from savings bonds	705,827	658,080	2,483,683	1,991,357
Coinsurance premiums	(33,450)	(34,633)	(127,306)	(298,404)
Refunded premiums	(37,473)	(38,064)	(123,023)	(118,274)
Net premiums written	9,012,295	7,672,625	30,671,918	26,333,233
Reinsurance premiums	(11,955)	(42,138)	(194,118)	(223,325)
Retained premiums from insurance, private pension plans
and savings bonds	9,000,340	7,630,487	30,477,800	26,109,908

  22) MINORITY INTEREST IN SUBSIDIARIES

	R$ thousand
	2010		2009
	December 31	September 30	December 31
Andorra Holdings S.A. (1)	-	185,957	172,632
Banco Bradesco BBI S.A.	108,595	91,724	86,812
Other (2)	362,941	405,617	538,231
Total	471,536	683,298	797,675
(1) 100% interest after the acquisition of shares in December 2010; and
(2) Mainly represented by minority interest in Odontoprev S.A.

  23) SHAREHOLDERS' EQUITY (PARENT COMPANY)

  a) Breakdown of capital stock in number of shares

  Fully subscribed and paid-up capital stock comprises non-par, registered, book-entry shares.

	2010		2009
	December 31	September 30	December 31
Common shares	1,881,225,318	1,881,225,318	1,713,543,005
Preferred shares	1,881,225,123	1,881,225,123	1,713,542,828
Subtotal	3,762,450,441	3,762,450,441	3,427,085,833
Treasury (common shares)	(395,300)	-	(3,338,170)
Treasury (preferred shares)	-	-	(3,197,260)
Total outstanding shares	3,762,055,141	3,762,450,441	3,420,550,403

Bradesco	191

Notes to the Consolidated Financial Statements

  b) Breakdown of capital stock in number of shares

	Common	Preferred	Total
Number of outstanding shares on December 31, 2009	1,710,204,835	1,710,345,568	3,420,550,403
Shares acquired and cancelled	-	(140,910)	(140,910)
Capital stock increase with share issue 10% bonus stock (1)	171,020,483	171,020,465	342,040,948
Shares acquired and not cancelled	(395,300)	-	(395,300)
Number of outstanding shares on December 31, 2010	1,880,830,018	1,881,225,123	3,762,055,141
(1) It benefitted shareholders registered In the bank on July 13, 2010.

  At a Special Shareholders' Meeting held on June 10, 2010, the capital stock increase by R$2,000,000 thousand, from R$26,500,000 thousand to R$28,500,000 thousand was resolved. Capital was increased by means of the capitalization of part of the balance of "Profit Reserves -Statutory Reserves" account, as set forth in Article 169 of Law 6,404/76, with a 10% stock bonus, upon the issue of 342,040,948 new nominative, book-entry shares with no par value, out of which 171,020,483 are common and 171,020,465 are preferred shares, attributed free of charge to shareholders as bonuses at the ratio of one (1) new share to each ten (10) shares of the type of shares they hold, benefitting shareholders registered as such in the Bank's records on July 13, 2010.

  Concurrently to the operation in the Brazilian Market, and at the same ratio, American Depositary Receipts (ADRs) were entitled to bonus in the American Market (NYSE) and Global Depositary Receipts (GDRs) in the European Market (Latibex). Investors received one (1) new DR for each ten (10) DRs they held on July 13, 2010.

  The Special Shareholders' Meeting held on December 17, 2010 resolved to increase the capital stock by R$1,500,000 thousand, from R$28,500,000 thousand to R$30,000,000 thousand through the issue of 62,344,140 new registered, book-entry shares with no par value, 31,172,072 of which are common shares and 31,172,068 preferred shares, at the price of R$24.06 per share, through private subscription by shareholders from December 29, 2010 to January 31, 2011, at a ratio of 1.657008936% of their shareholding position on the date of the Meeting, to be paid in full on February 18, 2011.

  c) Interest on shareholders' equity/dividends

  Preferred shares have no voting rights, but are entitled to all rights and advantages given to common shares and, in compliance with Bradesco's Bylaws, have priority in repayment of capital and additional ten per cent (10%) of interest on shareholders' equity and/or dividends, in accordance with the provisions of Paragraph 1, item II, of Article 17 of Law 6,404/76, with the new wording given in Law 10,303/01.

  According to Bradesco's Bylaws, shareholders are entitled to interest on shareholders' equity and/or total dividends of at least 30% of the net income for the year, adjusted in accordance with Brazilian Corporation Law.

  Interest on shareholders' equity is calculated based on the shareholders' equity accounts and is limited to the variation in the Federal Government Long-Term Interest Rate (TJLP), provided there are available profits, calculated prior to the deduction thereof, or retained earnings and profit reserves in amounts equivalent to, or exceeding twice, the amount of such interest.

  Bradesco's capital remuneration policy aims at distributing the interest on shareholders' equity at the maximum amount calculated pursuant to prevailing laws, and this is included, net of Withholding

192	Report on Economic and Financial Analysis - December 2010

Notes to the Consolidated Financial Statements

  Income Tax, in the calculation of the mandatory dividends of the year set forth in the Company's Bylaws.

  The Board of Directors' Meeting held on December 4, 2009 approved the Board of Executive Officers' proposal for the payment of supplementary interest on shareholders' equity to shareholders for the fiscal year of 2009 in the amount of R$1,632,000 thousand, out of which R$0.499755537 (net of withholding income tax of 15% - R$0.424792206) per common share and R$0.549731091 (net of 15% withholding income tax - R$0.467271427) per preferred share, the payment of which will be made on March 9, 2010.

  At the Board of Directors' Meeting held on February 10, 2010, the board members approved the proposal of the Board of Executive Officers related to the payment of additional interest on shareholders' equity and dividends to shareholders related to 2009, in the amount of R$76,995 thousand, of which R$0.021438536 per common share and R$0.023582390 per preferred share, the payment of which was made on March 9, 2010.

  At a Board of Directors' Meeting held on June 28, 2010, the Board of Executive Officers' proposal was approved, which addresses the payment to shareholders of interim interest on shareholders' equity for the first half of 2010 in the amount of R$558,538 thousand, out of which R$0.155520588 (net of withholding income tax of 15% - R$0.132192500) per common share and R$0.171072647 (net of withholding income tax of 15% - R$0.145411750) per preferred share, paid on July 19, 2010.

  The Board of Directors' Meeting held on December 6, 2010 approved Management's proposal to pay shareholders complementary interest on shareholders' equity related to the 2010 fiscal year, in the amount of R$1,906,000 thousand, at R$0.482461664 (net of 15% withholding income tax R$0.410092414) per common share and R$0.530707830 (net of 15% withholding income tax R$0.451101656) per preferred share, to be paid on February 18, 2011.

  Interest on shareholders' equity and dividends related to the fiscal year ended December 31, 2010 is calculated as follows:

	R$ thousand	% (1)
Net income for the year	10,021,673
(-) Legal reserve	(501,083)
Adjusted calculation basis	9,520,590
Interest on shareholders' equity (gross) provisioned (paid and payable)	2,464,538
Withholding income tax on interest on shareholders' equity	(369,681)
Interest on shareholders' equity (net)	2,094,857
Monthly and supplementary dividends paid and provisioned	904,205
Interest on shareholders' equity (net) and dividends on December 31, 2010 YTD	2,999,062	31.50
Interest on shareholders' equity (net) and dividends on December 31, 2009 YTD	2,398,092	31.51
(1) Percentage of interest on shareholders' equity/dividends over adjusted calculation basis.

Bradesco	193

Notes to the Consolidated Financial Statements

  Interest on shareholders' equity and dividends were paid and provisioned as follows:

	R$ thousand
Description	Per share (gross)		Gross paid/	Withholding Income Tax	Net paid/
	Common	Preferred	provisioned	(IRRF)	provisioned
	shares	shares	amount	(15%)	amount
Supplementary interest on shareholders'
equity	0.499755	0.549731	1,632,000	244,800	1,387,200
Interim interest on shareholders' equity	0.155521	0.171073	501,269	75,190	426,079
Monthly dividends	0.157429	0.173172	507,818	-	507,818
Supplementary dividends	0.021439	0.023582	76,995	-	76,995
Total on December 31, 2009 YTD	0.834144	0.917558	2,718,082	319,990	2,398,092
Provisioned supplementary interest on
shareholders' equity (1)	0.482461	0.530708	1,906,000	285,900	1,620,100
Interim interest on shareholders' equity(2)	0.155521	0.171073	558,538	83,781	474,757
Monthly dividends	0.158631	0.174494	589,105	-	589,105
Provisioned supplementary dividends	0.079771	0.087748	315,100	-	315,100
Total on December 31, 2010 YTD	0.876384	0.964023	3,368,743	369,681	2,999,062

(1) Payable on February 18, 2011; and
(2) Paid on July 19, 2010.

  d) Treasury shares

  The Special Shareholders' Meeting held on March 10, 2010, approved the proposal of the Board of Directors to cancel 6,676,340 registered book-entry shares, held in treasury, of which 3,338,170 common and 3,338,170 preferred, representing the capital stock but not reducing it.

  The Board of Directors' Meeting held on December 20, 2010 resolved to authorize the acquisition of shares issued by Bradesco in the amount of up to 15,000,000 registered, book-entry shares, with no par value, 7,500,000 of which are common shares and 7,500,000 preferred shares, to be held in treasury and later sold or cancelled, without reducing Capital stock. This authorization will be valid until June 21, 2011.

  As of December 31, 2010, 395,300 common shares had been acquired for a total of R$10,049 thousand and remain in treasury. The minimum cost, weighted average and maximum cost per share were R$25.10466, R$25.42109 and R$25.56574, respectively. The market value of the shares, as of December 31, 2010, was R$25.70 per common share.

194	Report on Economic and Financial Analysis - December 2010

Notes to the Consolidated Financial Statements

  24) FEE AND COMMISSION INCOME

	R$ thousand
	2010			2009
	4th quarter	3rd quarter	December 31 YTD	December 31 YTD
Card income	1,120,955	1,054,018	4,103,723	3,373,923
Checking accounts	645,934	595,906	2,360,606	2,180,852
Loan operations	476,522	447,199	1,785,216	1,588,029
Asset management	466,791	470,150	1,807,302	1,601,350
Collections	285,739	273,305	1,081,499	997,321
Custody and brokerage services	108,203	111,896	449,454	412,653
Consortium management	119,150	112,236	433,234	351,178
Taxes paid	74,258	73,889	286,705	256,002
(Underwriting) Financial advisory services	91,020	84,626	291,394	340,033
Other	82,864	135,417	504,424	510,149
Total	3,471,436	3,358,642	13,103,557	11,611,490

  25) PERSONNEL EXPENSES

	R$ thousand
	2010			2009
	4th quarter	3rd quarter	December 31 YTD	December 31 YTD
Payroll	1,161,554	1,119,773	4,344,897	3,889,273
Benefits	523,953	490,551	1,855,937	1,569,765
Social security charges	441,054	425,218	1,643,014	1,376,365
Employee profit sharing	202,748	203,774	808,094	650,023
Provision for labor claims	164,964	141,250	543,339	394,128
Training	38,819	30,461	107,105	86,784
Total	2,533,092	2,411,027	9,302,386	7,966,338

Bradesco	195

Notes to the Consolidated Financial Statements

  26) OTHER ADMINISTRATIVE EXPENSES

	R$ thousand
	2010			2009
	4th quarter	3rd quarter	December 31 YTD	December 31 YTD
Third-party services	885,515	791,356	3,131,152	2,529,453
Communication	382,394	354,157	1,413,635	1,227,145
Advertising and publicity	281,681	210,835	801,216	587,784
Depreciation and amortization	342,064	333,106	1,309,189	1,074,684
Transportation	177,316	163,372	643,838	554,643
Financial system services	101,155	88,960	368,332	278,771
Rentals	147,757	138,886	567,177	556,333
Data processing	260,979	217,702	875,259	772,089
Asset maintenance and conservation	131,580	113,413	462,118	418,387
Supplies	92,113	74,777	295,806	226,707
Security and surveillance	71,130	70,307	274,046	249,782
Water, electricity and gas	53,854	48,459	209,745	198,552
Travel	34,723	39,414	124,175	78,267
Other	196,598	163,502	718,580	530,040
Total	3,158,859	2,808,246	11,194,268	9,282,637

  27) TAX EXPENSES

	R$ thousand
	2010			2009
	4th quarter	3rd quarter	December 31 YTD	December 31 YTD
Contribution for Social Security Financing (Cofins)	603,610	593,197	2,179,692	1,834,471
Tax on Services (ISS)	99,631	97,080	377,517	342,556
Social Integration Program (PIS) contribution	100,635	98,784	366,195	342,675
Municipal Real Estate Tax (IPTU) expenses	6,703	6,948	36,737	32,899
Other	61,911	55,077	220,327	160,968
Total	872,490	851,086	3,180,468	2,713,569

  28) OTHER OPERATING INCOME

	R$ thousand
	2010			2009
	4th quarter	3rd quarter	December 31 YTD	December 31 YTD
Other interest income	261,999	261,582	1,000,162	820,635
Reversal of other operating provisions	132,094	87,443	390,332	562,234
Gains on sale of goods	9,064	14,927	51,482	67,508
Revenues from recovery of charges and expenses	19,042	15,409	65,270	59,995
Others	270,558	260,113	1,086,562	1,053,241
Total	692,757	639,474	2,593,808	2,563,613

196	Report on Economic and Financial Analysis - December 2010

Notes to the Consolidated Financial Statements

  29) OTHER OPERATING EXPENSES

	R$ thousand
	2010			2009
	4th quarter	3rd quarter	December 31 YTD	December 31 YTD
Other financial expenses	600,933	594,632	2,353,342	2,271,477
Sundry losses	399,812	318,554	1,342,114	1,177,770
Intangible assets amortization acquisition of banking services
rights	148,925	146,708	587,192	491,789
Expenses with other operating provisions (1)	262,036	241,422	1,306,216	1,359,884
Goodwill amortization (Note 15a)	66,513	56,631	238,027	107,277
Expenses with impairment testing (Note 15b)	26,493	-	26,493	39,636
Other	313,311	291,006	1,149,994	1,323,471
Total	1,818,023	1,648,953	7,003,378	6,771,304
(1) Includes: (i) supplementary provision for civil lawsuits economic plans in the 2010 fiscal year R$268,761 thousand (December 31, 2009 R$915,188 thousand) and R$85,691 thousand in the fourth quarter of 2010 (R$71,511 thousand in the third quarter of 2010); and (ii) provision for tax contingencies in the 2010 fiscal year R$396,731 thousand.

  30) NON-OPERATING RESULT

	R$ thousand
	2010			2009
	4th quarter	3rd quarter	December 31 YTD	December 31 YTD
Result on sale and write-off of assets and investments (1)	56,582	10,605	(115,109)	2,188,096
Non-operating provisions	6,620	(16,973)	(40,090)	(77,497)
Others	5,699	(16,597)	(16,292)	10,997
Total	68,901	(22,965)	(171,491)	2,121,596
(1) Includes: (i) an R$86,066 thousand capital gain in Fidelity and a R$58,473 thousand partial sale of BM&FBovespa in the fourth quarter of 2010; (ii) R$79,173 thousand in the third quarter of 2010 resulting from the partial sale of CPM Braxis shares; and (iii) R$2,409,619 thousand in December 2009, which is the result in the partial spin-off of Visanet (currently Cielo) shares, net of distribution charges.

Bradesco	197

Notes to the Consolidated Financial Statements

  31) TRANSACTIONS WITH CONTROLLING SHAREHOLDERS (DIRECT AND INDIRECT)

  a) Transactions with parent companies (direct and indirect) are carried out in conditions and at rates compatible with the averages practiced with third parties, and effective on the dates of the operations, and are as follows:

	R$ thousand
	2010		2009	2010			2009
	December 31	September 30	December 31	4th quarter	3rd quarter	December 31 YTD	December 31 YTD
	Assets	Assets	Assets	Revenues	Revenues	Revenues	Revenues
	(liabilities)	(liabilities)	(liabilities)	(expenses)	(expenses)	(expenses)	(expenses)
Interest on shareholders' equity and dividends:	(711,903)	(460,202)	(546,400)	-	-	-	-
Cidade de Deus Companhia Comercial de Participações	(515,598)	(333,303)	(395,732)	-	-	-	-
Fundação Bradesco	(196,305)	(126,899)	(150,668)	-	-	-	-
Demand deposits:	(78)	(311)	(113)	-	-	-	-
Fundação Bradesco	(30)	(290)	(80)	-	-	-	-
BBD Participações S.A. (1)	(19)	(9)	(10)	-	-	-	-
Nova Cidade de Deus Participações S.A.	(18)	(8)	(11)	-	-	-	-
Cidade de Deus Companhia Comercial de Participações	(11)	(4)	(12)	-	-	-	-
Time deposits:	(30,341)	(40,475)	(17,199)	(25)	(16)	(58)	(63)
Cidade de Deus Companhia Comercial de Participações	(30,341)	(40,475)	(17,199)	(25)	(16)	(58)	(63)
Rental of branches:	-	-	-	(123)	(123)	(482)	(464)
Fundação Bradesco	-	-	-	(123)	(123)	(482)	(464)
Subordinated debts:	(261,664)	(251,269)	(134,086)	(6,495)	(4,617)	(17,261)	(30,961)
Cidade de Deus Companhia Comercial de Participações	(183,044)	(174,611)	(62,446)	(4,532)	(2,667)	(10,281)	(5,582)
Fundação Bradesco	(78,620)	(76,658)	(71,640)	(1,963)	(1,950)	(6,980)	(25,379)
(1) Current name of Elo Participações e Investimentos S.A.

198	Report on Economic and Financial Analysis - December 2010

Notes to the Consolidated Financial Statements

  b) Compensation of key Management personnel

  Each year, the Annual Shareholders' Meeting approves:

  • The annual overall amount of management compensation, set forth at the Board of Directors Meetings among the board members and members of the Board of Executive Officers, as determined by the Company's Bylaws; and

  • The amount allocated to finance supplementary private pension plans to Management, within the private pension plan for employees and management of the Bradesco Organization.

  For 2010, the maximum amount of R$259,100 thousand was set for management compensation (salaries and bonuses) and R$233,700 thousand to finance defined contribution supplementary private pension plans.

  Short-term Management benefits

	R$ thousand
	2010			2009
	4th quarter	3rd quarter	December 31 YTD	December 31 YTD
Salaries	35,437	36,021	142,357	145,268
Bonuses	22,116	14,509	101,325	23,976
Subtotal	57,553	50,530	243,682	169,244
INSS contributions	12,903	11,337	54,608	37,972
Total	70,456	61,867	298,290	207,216

  Post-employment benefits

	R$ thousand
	2010			2009
	4th quarter	3rd quarter	December 31 YTD	December 31 YTD
Defined contribution supplementary private pension plans	75,084	78,737	223,832	121,721
Total	75,084	78,737	223,832	121,721

  Bradesco does not offer long-term benefits related to severance pay or share-based compensation to its key Management personnel.

  Other information

  I) According to current laws, financial institutions are not allowed to grant loans or advances to:

  a) Officers and members of the advisory, administrative, fiscal or similar councils, as well as to their respective spouses and family members up to the second degree;

  b) Individuals or corporations that own more than 10% of their capital; and

  c)Corporations of which the financial institution itself, any officers or administrators of the institution, as well as their spouses and respective family members up to the second degree own more than 10%;

Bradesco	199

Notes to the Consolidated Financial Statements

  Therefore, no loans or advances are granted by financial institutions to any subsidiary, members of the Board of Directors or Board of Executive Officers and their relatives.

  II) Shareholding

  Members of the Board of Directors and Board of Executive Officers, jointly, had the following shareholding in Bradesco on December 31:

	2010	2009
• Common shares	0.74%	0.67%
• Preferred shares	1.04%	0.97%
• Total shares	0.89%	0.82%

  32) FINANCIAL INSTRUMENTS

  a) Risk management

  Risk management activity is highly strategic due to the increasing complexity of services and products offered and the globalization of the Organization's business, reason why its processes are constantly improved.

  Decisions made by the Organization are guided by factors that account for return on risk that has previously been identified, measured and evaluated, making the achievement of strategic objectives possible and ensuring the strengthening of the Institution.

  The Organization approaches risk management in an integrated manner, ensuring unique policies, processes, criteria and methodologies for risk control through a statutory body, the Integrated Risk Management and Capital Allocation Committee, which is supported by specific committees and risk management policies approved by the Board of Directors.

  A detailed report on the risk management process, reference shareholders' equity, required reference shareholders' equity and the Organization's risk exposure can be found in the Risk Management Report at the Investor Relations website, www.bradesco.com.br/ri.

  Credit risk management

  Credit risk refers to the possibility of losses associated to the non-compliance by the borrower or counterparty of their respective financial obligations pursuant to agreed terms, as well as to the reduction of a loan agreement value from decrease in the borrower's risk rating, to the reduction of gains or compensations, the advantages in renegotiations, recovery costs and other values related to the counterparty's non-compliance with its financial obligations.

  Credit risk management in the Organization is a continuous and evolving process of mapping, development, assessment and diagnosis through the use of models, instruments and procedures that require a high degree of discipline and control during the analysis of operations in order to preserve the integrity and autonomy of the processes.

  The Organization carefully controls its exposure to credit risk, which mainly results from credit operations, securities and derivative financial instruments. Credit risk also stems from financial obligations related to loan commitments or financial guarantees.

200	Report on Economic and Financial Analysis - December 2010

Notes to the Consolidated Financial Statements

  Market risk management

  Market risk is represented by the possibility of financial loss due to fluctuating prices and interest rates of the Organization's financial assets as its asset and liability portfolios may show mismatched maturities, currencies and indexes.

  Market risk is carefully identified, measured, mitigated and managed. The Organization has a conservative exposure profile to market risk, with the guidelines and limits monitored independently on a daily basis.

  Market risk is controlled for all of the Organization's companies in a corporate and centralized manner. All activities exposed to market risk are mapped, measured and classified by probability and importance, with their respective mitigation plans are duly approved by the corporate governance structure.

Bradesco	201

Notes to the Consolidated Financial Statements

  We present below the balance sheet by currency

	R$ thousand
	2010				2009
	December 31			September 30	December 31
	Balance	Domestic	Foreign (1) (2)	Foreign (1) (2)
Assets
Current and long-term assets	625,782,658	588,999,846	36,782,812	42,318,853	35,015,842
Funds available	15,737,880	13,915,302	1,822,578	3,361,979	1,439,198
Interbank investments	73,232,034	72,026,740	1,205,294	2,395,873	3,578,126
Securities and derivative financial instruments	213,517,990	206,380,375	7,137,615	7,829,528	8,088,989
Interbank and interdepartmental accounts	66,326,287	66,326,287	-	-	373,409
Loan and leasing operations	197,889,997	178,533,957	19,356,040	16,189,041	14,420,882
Other receivables and assets	59,078,470	51,817,185	7,261,285	12,542,432	7,115,238
Permanent assets	11,702,072	11,671,641	30,431	70,451	6,898
Investments	1,576,790	1,576,658	132	42,692	-
Premises and equipment and leased assets	3,766,131	3,757,304	8,827	5,602	6,809
Intangible assets	6,359,151	6,337,679	21,472	22,157	89
Total	637,484,730	600,671,487	36,813,243	42,389,304	35,022,740

Liabilities
Current and long-term liabilities	588,609,989	552,798,479	35,811,510	42,590,240	27,254,426
Deposits	193,200,599	185,219,278	7,981,321	10,572,423	5,875,807
Federal funds purchased and securities sold
under agreements to repurchase	171,497,160	167,424,231	4,072,929	2,619,614	435,597
Funds from issuance of securities	17,673,951	12,316,962	5,356,989	5,573,565	4,312,381
Interbank and interdepartmental accounts	3,789,604	2,198,433	1,591,171	1,430,568	1,201,478
Borrowing and onlending	38,196,225	29,880,206	8,316,019	9,906,546	8,277,133
Derivative financial instruments	729,700	528,384	201,316	237,268	161,581
Technical provision for insurance, private
pension plans and savings bonds	87,177,091	87,175,906	1,185	1,416	1,694
Other liabilities:
- Subordinated debt	26,314,946	21,235,694	5,079,252	5,024,824	3,779,281
- Other	50,030,713	46,819,385	3,211,328	7,224,016	3,209,474
Deferred income	360,355	360,355	-	-	-
Minority interest in subsidiaries	471,536	471,536	-	-	-
Shareholders' equity	48,042,850	48,042,850	-	-	-
Total	637,484,730	601,673,220	35,811,510	42,590,240	27,254,426
Net position of assets and liabilities			1,001,733	(200,936)	7,768,314
Net position of derivatives (2)			(13,621,932)	(10,324,597)	(16,071,190)
Other net memorandum accounts (3)			(7,714)	(61,278)	(55,136)
Net exchange position (liability)			(12,627,913)	(10,586,811)	(8,358,012)

(1) Amounts expressed and/or indexed mainly in USD;
(2) Excluding operations maturing in D+1, to be settled at the rate of the last day of the month; and
(3) Other commitments recorded in memorandum accounts.

202	Report on Economic and Financial Analysis - December 2010

Notes to the Consolidated Financial Statements

  VaR Internal Model Trading Portfolio

	R$ thousand
Risk factors	2010		2009
	December 31	September 30	December 31
Fixed rates	16,510	6,061	10,351
Internal exchange coupon	5,199	873	179
Foreign currency	6,179	455	954
IGP-M	1,556	1,569	289
IPCA	11,192	1,563	2,799
Variable income	1,049	2,181	7,766
Sovereign/Eurobonds and Treasuries	2,845	302	9,250
Other	5	1	24
Correlation/diversification effect	(21,674)	(4,532)	(11,556)
VaR (Value at Risk)	22,861	8,473	20,056

  Sensitivity analysis

  The Trading Portfolio too is followed daily using sensitivity analysis, which measures the effect of the market and price curves on our positions. In addition, a sensitivity analysis of the Organization's financial exposures (Trading and Banking Portfolios) is conducted on a quarterly basis, pursuant to CVM Rule 475/08.

  It is important to highlight the impacts of the financial exposure on the Banking Portfolio (notably interest rates and price indexes) do not necessarily represent a potential accounting loss for the Organization. This is because a part of the loan operations in the Banking Portfolio is funded by demand deposits and/or savings deposits, which serve as a natural hedge against any interest rate fluctuations; and interest rate fluctuations do not material have a material impact in the Organization's results, since the intention is to hold the loan operations until their maturity.

Bradesco	203

Notes to the Consolidated Financial Statements

  Sensitivity Analysis Trading and Banking Portfolios

Period	Scenario (*)	Sensitivity Analysis CVM Rule 475/08 Trading and Banking Portfolio
		Risk Factors								R$ thousand
		Interest Rate in Reais	Price Indexes	Exchange Coupon	Foreign Currency	Equity	Sovereign/ Eurobonds and Treasuries	Other	Total without correlation	Total with correlation
	1	(4,559)	(11,338)	(76)	(3,061)	(16,610)	(383)	(10)	(36,037)	(24,371)
Dec 10	2	(1,333,759)	(1,440,641)	(5,223)	(76,533)	(415,241)	(7,411)	(246)	(3,279,054)	(2,721,192)
	3	(2,552,669)	(2,578,706)	(10,283)	(153,066)	(830,483)	(17,556)	(492)	(6,143,255)	(5,058,152)
	1	(3,102)	(10,469)	(81)	(2,753)	(15,182)	(311)	(15)	(31,913)	(17,562)
Sep 10	2	(860,938)	(1,375,770)	(4,008)	(68,826)	(379,542)	(16,579)	(373)	(2,706,036)	(1,953,978)
	3	(1,664,177)	(2,449,167)	(7,986)	(137,653)	(759,085)	(30,860)	(745)	(5,049,673)	(3,585,011)
	1	(2,786)	(9,339)	(108)	(43)	(14,026)	(445)	-	(26,747)	(17,480)
Jun 10	2	(821,984)	(1,288,063)	(7,667)	(1,069)	(350,658)	(14,411)	(1)	(2,483,853)	(1,672,997)
	3	(1,578,689)	(2,287,844)	(15,214)	(2,137)	(701,315)	(28,648)	(2)	(4,613,849)	(3,067,224)
	1	(2,397)	(8,202)	(73)	(4,940)	(14,300)	(764)	-	(30,676)	(15,392)
Mar 10	2	(703,021)	(1,121,631)	(2,490)	(123,510)	(357,497)	(41,823)	(1)	(2,349,973)	(1,510,989)
	3	(1,352,400)	(1,999,521)	(4,927)	(247,021)	(714,994)	(81,213)	(2)	(4,400,078)	(2,787,843)
	1	(3,983)	(7,437)	(95)	(337)	(12,251)	(1,083)	-	(25,186)	(16,960)
Dec 09	2	(901,254)	(1,052,419)	(2,949)	(8,434)	(306,264)	(54,670)	(14)	(2,326,004)	(1,810,669)
	3	(1,729,973)	(1,871,014)	(5,889)	(16,868)	(612,529)	(103,964)	(28)	(4,340,265)	(3,369,293)

Definition	Exposure subject to variations in fixed interest rates and interest rate coupons	Exposure subject to variations in price index coupon rates	Exposure subject to variations in foreign currency coupon rates	Exposure subject to exchange variations	Exposure subject to variation in stock prices	Exposure subject to variations in the interest rate of securities traded on the international market	Exposure not classified in previous definitions
(*) Amounts net of tax effects

204	Report on Economic and Financial Analysis - December 2010

Notes to the Consolidated Financial Statements

  We present below the sensitivity analysis of the Trading Portfolio, which represents exposures that may cause material impacts on the Organization's results. It is worth mentioning that results show the impacts for each scenario for a static portfolio position. The market dynamism results in continuous changes in these positions and does not necessarily reflect the current position. In addition, as previously mentioned, the Organization has a continued process of market risk management, which continuously seeks, through market dynamics, ways of mitigating related risks, according to the strategy determined by Senior Management. Therefore, in case of signs of deterioration in a certain position, proactive measures are taken to minimize potential negative impacts, aiming at maximizing the risk/return ratio for the Organization.

  Sensitivity Analysis Trading Portfolio

Period	Scenario	Sensitivity Analysis CVM Rule 475/08 Trading Portfolio
		Risk Factors								R$ thousand
		Interest Rate in Reais	Price Indexes	Exchange Coupon	Foreign Currency	Equity	Sovereign/ Eurobonds and Treasuries	Other	Total without correlation	Total with correlation
	1	(439)	(374)	(40)	(3,707)	(322)	(154)	-	(5,036)	(2,669)
Dec 10	2	(130,396)	(55,064)	(3,924)	(92,673)	(8,054)	(4,570)	(1)	(294,682)	(155,665)
	3	(251,911)	(106,444)	(7,650)	(185,345)	(16,109)	(8,927)	(1)	(576,387)	(301,866)
	1	(284)	(117)	(15)	(297)	(613)	(168)	-	(1,494)	(776)
Sep 10	2	(78,051)	(16,801)	(865)	(7,427)	(15,324)	(861)	-	(119,329)	(91,207)
	3	(152,110)	(31,858)	(1,711)	(14,854)	(30,648)	(1,620)	(1)	(232,802)	(177,470)
	1	(215)	(41)	(35)	(43)	(583)	(211)	-	(1,128)	(588)
Jun 10	2	(57,019)	(6,240)	(2,865)	(1,069)	(14,563)	(6,611)	(1)	(88,368)	(59,627)
	3	(112,008)	(11,794)	(5,650)	(2,137)	(29,125)	(13,066)	(2)	(173,782)	(117,213)
	1	(162)	(64)	(29)	(4,940)	(939)	(211)	-	(6,345)	(4,720)
Mar 10	2	(33,868)	(9,377)	(1,856)	(123,510)	(23,478)	(7,019)	(1)	(199,109)	(130,565)
	3	(67,095)	(18,435)	(3,666)	(247,021)	(46,956)	(13,692)	(2)	(396,867)	(260,596)
	1	(766)	(270)	(3)	(337)	(1,285)	(746)	-	(3,407)	(1,881)
Dec 09	2	(170,612)	(39,565)	(141)	(8,434)	(32,126)	(18,661)	(14)	(269,553)	(205,907)
	3	(336,518)	(77,676)	(279)	(16,868)	(64,252)	(36,375)	(28)	(531,996)	(406,008)

Definition	Exposure subject to variations in fixed interest rates and interest rate coupons	Exposure subject to variations in price index coupon rates	Exposure subject to variations in foreign currency coupon rates	Exposure subject to exchange variations	Exposure subject to variation in stock prices	Exposure subject to variations in the interest rate of securities traded on the international market	Exposure not classified in previous definitions
(*) Amounts net of tax effects.

Bradesco	205

Notes to the Consolidated Financial Statements

  Sensitivity analyses were carried out based on scenarios prepared for the respective dates, always considering market data on the time and scenarios they would adversely affect our positions, according to the examples below:

Scenario 1:

  Based on market information (BM&FBovespa, Anbima, etc), base point stresses were applied for interest rates and 1% variation for prices. For instance, in the scenario applied to positions on December 31, 2010, the exchange rate of Reais/Dollar was R$1.68. For the interest rate scenario, the 1-year fixed interest rate applied on the positions on December 31, 2010 were 12.05% p.a

Scenario 2:

  25% stresses were determined based the market. For instance, in the scenario applied to positions on December 31, 2010, the exchange rate of Reais/Dollar was R$2.08. For the interest rate scenario, the 1-year fixed interest rate applied to positions on December 31, 2010 were 15.05% p.a Scenarios for other risk factors also represented a 25% stress on the respective curves or prices.

Scenario 3:

  50% stresses were determined based on the market. For instance, in the scenario applied to positions on December 31, 2010, the exchange rate of Reais/Dollar was R$2.49. For the interest rate scenario, the 1-year fixed interest rate applied to positions on December 31, 2010 were 18.06% p.a Scenarios for other risk factors also represented a 50% stress on the respective curves or prices.

  Liquidity Risk

  The Liquidity Risk is the possibility of the Organization not having enough financial funds to honor its commitments due to the mismatch between payments and deposits, taking in consideration different currencies and the settlement terms of its rights and obligations.

  In addition to defining minimum levels to be complied with, the Organization's liquidity policy also considers stress situations, the type of financial instruments in which funds should remain invested and the operating strategy for cases of need.

  The liquidity risk management process includes the daily monitoring of the composition of available resources, compliance with the minimum level of liquidity and contingency plans for stress situations. The controlling and monitoring of positions are conducted in a centralized manner.

  Operating Risk

  Operating risk is represented by losses from internal processes, personnel and inadequate systems or failures and external events. This definition includes legal risk, but excludes strategic and image risk.

  The Organization considers operational risk management to be essential to the generation of added value. Risk control is conducted in a centralized manner through identification, measurement, mitigation plans and administration of operating risks, on a consolidated basis and by company.

  Among plans for mitigating operating risk, the most important is business continuity management, which is made up of formal plans to be adopted during moments of crisis in order to guarantee the recovery and continuation of business, thereby preventing or mitigating losses.

206	Report on Economic and Financial Analysis - December 2010

Notes to the Consolidated Financial Statements

  Capital Management

  The Capital management process is conducted in order to provide the conditions necessary to meet the Organization's strategic objectives, considering the economic and commercial environment in which it operates. This process seeks to ensure that the Organization maintains a solid capital base to support the development of activities and meet the risks it has assumed, as well as to meet regulatory capital requirements.

  Under Bacen regulations, financial institutions are required to permanently maintain capital (Reference Shareholders' Equity) that is compatible with the risks of their activities, represented by Required Reference Shareholders' Equity (PRE). PRE is calculated considering, at least, the sum of credit risk, market risk and operating risk.

  The Organization maintains a process to evaluate the adequacy of reference shareholders' equity used to measure the need for capital to support all results inherent to its business, both financial and non-financial, in order to meet its strategic interests.

Bradesco	207

Notes to the Consolidated Financial Statements

  We present the Balance Sheet by maturity in the chart below

	R$ thousand
	1 to 30	31 to 180	181 to 360	More than	Not stated	Total
	days	days	days	360 days	maturity
Assets
Current and long-term assets	332,245,946	106,371,438	44,001,250	143,164,024	-	625,782,658
Funds available	15,737,880	-	-	-	-	15,737,880
Interbank investments	27,575,524	43,290,926	1,075,470	1,290,114	-	73,232,034
Securities and derivative financial instruments (1) (2)	175,936,945	4,927,407	5,656,915	26,996,723	-	213,517,990
Interbank and interdepartmental accounts	65,821,487	1,741	1,449	501,610	-	66,326,287
Loan and leasing operations	22,510,907	49,452,604	32,445,200	93,481,286	-	197,889,997
Other receivables and assets	24,663,203	8,698,760	4,822,216	20,894,291	-	59,078,470
Permanent assets	216,126	990,537	901,676	7,263,459	2,330,274	11,702,072
Investments	-	-	-	-	1,576,790	1,576,790
Premises and equipment and leased assets	53,985	269,929	323,915	2,772,832	345,470	3,766,131
Intangible assets	162,141	720,608	577,761	4,490,627	408,014	6,359,151
Total on December 31, 2010	332,462,072	107,361,975	44,902,926	150,427,483	2,330,274	637,484,730
Total on September 30, 2010	332,999,209	89,116,782	44,648,095	142,770,286	2,369,054	611,903,426
Total on December 31, 2009	265,077,183	74,648,728	35,062,982	129,827,148	1,607,051	506,223,092
Liabilities
Current and long-term liabilities	314,117,150	40,862,788	42,254,168	191,375,883	-	588,609,989
Deposits (2)	97,242,257	7,533,178	20,819,624	67,605,540	-	193,200,599
Federal funds purchased and securities sold under agreements to repurchase	115,794,642	14,174,646	6,917,135	34,610,737	-	171,497,160
Funds from issuance of securities	173,182	2,483,953	2,273,497	12,743,319	-	17,673,951
Interbank and interdepartmental accounts	3,789,604	-	-	-	-	3,789,604
Borrowing and onlending	1,842,972	7,705,581	7,015,157	21,632,515	-	38,196,225
Derivative financial instruments	287,896	198,179	110,031	133,594	-	729,700
Technical provisions for insurance, private pension plans and savings bonds (3)	63,719,014	2,100,439	1,283,121	20,074,517	-	87,177,091
Other liabilities:	31,267,583	6,666,812	3,835,603	34,575,661	-	76,345,659
- Subordinated debts	1,122,185	4,460,861	2,417,064	18,314,836	-	26,314,946
- Other	30,145,398	2,205,951	1,418,539	16,260,825	-	50,030,713
Deferred income	360,355	-	-	-	-	360,355
Minority interest in subsidiaries	-	-	-	-	471,536	471,536
Shareholders' equity	-	-	-	-	48,042,850	48,042,850
Total on December 31, 2010	314,477,505	40,862,788	42,254,168	191,375,883	48,514,386	637,484,730
Total on September 30, 2010	301,800,520	41,092,960	31,610,694	190,602,291	46,796,961	611,903,426
Total on December 31, 2009	243,987,413	23,845,786	31,095,923	164,220,184	43,073,786	506,223,092
Accumulated net assets on December 31, 2010	17,984,567	84,483,754	87,132,512	46,184,112	-	-
Accumulated net assets on September 30, 2010	31,198,689	79,222,511	92,259,912	44,427,907	-	-
Accumulated net assets on December 31, 2009	21,089,770	71,892,712	75,859,771	41,466,735	-	-

(1) Investments in investment funds are classified as up to 30 days;
(2) Sale and purchase agreements are classified according to the maturity of the operation; and
(3) Demand and savings deposits and technical provisions for insurance, private pension plans and savings bonds comprising VGBL and PGBL products are classified as up to 30 days, without considering average historical turnover.

208	Report on Economic and Financial Analysis - December 2010

Notes to the Consolidated Financial Statements

  We present the Capital Adequacy Ratio (Basel II) in the chart below

  Capital Adequacy Ratio (Basel II)

Calculation basis Capital Adequacy Ratio (Basel)	R$ thousand
	2010				2009
	December 31		September 30		December 31
	Financial	Economic- financial	Financial	Economic- financial	Financial	Economic- financial
Calculation basis Capital Adequacy Ratio (Basel)	48,042,850	48,042,850	46,113,663	46,113,663	41,753,751	41,753,751
Reduction of deferred assets CMN Resolution 3,444/07	(206,257)	(296,018)	(223,467)	(306,058)	(320,790)	(353,589)
Decrease in gains/losses of mark-to-market adjustments in DPV and derivatives CMN Resolution 3,444/07	1,677,537	1,677,537	1,590,384	1,590,384	1,328,495	1,328,495
Additional provision to the minimum required by Bacen Resolution 2,682/99	-	-	-	-	3,001,912	3,002,675
Minority interest/other	175,671	471,536	168,948	683,298	163,845	797,675
Reference shareholders' equity - Tier I	49,689,801	49,895,905	47,649,528	48,081,287	45,927,213	46,529,007
Total of gains/losses of adjustments to market value in Available for Sale (DPV) and
derivatives CMN Resolution 3,444/07	(1,677,537)	(1,677,537)	(1,590,384)	(1,590,384)	(1,328,495)	(1,328,495)
Subordinated debt	8,050,760	8,050,760	9,668,818	9,668,818	10,950,907	10,950,907
Reference shareholders' equity Tier II	6,373,223	6,373,223	8,078,434	8,078,434	9,622,412	9,622,412
Total reference shareholders' equity (Tier I + Tier II)	56,063,024	56,269,128	55,727,962	56,159,721	55,549,625	56,151,419
Deduction of instruments for funding - CMN Resolution 3,444/07	(94,657)	(123,100)	(91,651)	(239,902)	(85,904)	(223,821)
Reference shareholders' equity (a)	55,968,367	56,146,028	55,636,311	55,919,819	55,463,721	55,927,598
Capital allocation (by risk)
- Credit risk	38,738,750	38,938,440	36,352,388	36,425,640	32,911,105	33,046,469
- Market risk	380,236	380,236	171,539	171,539	329,750	329,750
- Operational risk (1)	1,758,568	2,574,130	1,758,568	2,574,130	1,132,832	1,132,832
Required reference shareholders' equity (b)	40,877,554	41,892,806	38,282,495	39,171,309	34,373,687	34,509,051
Margin (a-b)	15,090,813	14,253,222	17,353,816	16,748,510	21,090,034	21,418,547
Risk-weighted assets (2) (c)	371,614,123	380,843,686	348,022,677	356,102,809	312,488,064	313,718,649
Capital adequacy ratio (a/c)	15.06%	14.74%	15.99%	15.70%	17.75%	17.83%

(1) As set forth by Bacen Circular Letters 3,383/08 and 3,476/09, we point out that, as of July 2010, the calculation of capital allocation for Operating Risk for the Economic-Financial Consolidated includes non-financial companies.

Bradesco	209

Notes to the Consolidated Financial Statements

  b) Market value

  The book value, net of provisions for losses of the main financial instruments is as follows:

Portfolios	R$ thousand
	Unrealized gain (loss) without tax effects
	Book	Market	In the result			In shareholders' equity
	value	value
	2010		2010		2009	2010		2009
	December 31		December	September	December	December	September	December
			31	30	31	31	30	31
Securities and derivative financial instruments (Notes 3e, 3f and 8)	213,517,990	218,125,864	4,632,351	4,188,369	3,674,991	4,607,874	4,026,102	3,082,780
- Adjustment of available-for-sale securities (Note 8 cII)			24,477	162,267	592,211	-	-	-
- Adjustment of held-to-maturity securities (Note 8d item 6)			4,607,874	4,026,102	3,082,780	4,607,874	4,026,102	3,082,780
Loan and leasing operations (Notes 2, 3g and 10) (1)	230,613,977	230,667,910	53,933	429,539	500,972	53,933	429,539	500,972
Investments (Notes 3j, 4 and 13) (2)	1,576,790	8,311,646	6,734,856	6,923,225	6,629,363	6,734,856	6,923,225	6,629,363
Treasury shares (Note 23d)	10,049	10,159	-	-	-	110	-	27,554
Time deposits (Notes 3n and 16a)	102,157,731	101,989,602	168,129	153,885	111,265	168,129	153,885	111,265
Funds from issuance of securities (Note 16c)	17,673,951	17,745,784	(71,833)	3,704	7,077	(71,833)	3,704	7,077
Borrowing and onlending (Notes 17a and 17b)	38,196,225	38,068,024	128,201	114,264	54,968	128,201	114,264	54,968
Subordinated debts (Note 19)	26,314,946	27,404,267	(1,089,321)	(645,076)	(855,901)	(1,089,321)	(645,076)	(855,901)
Unrealized gains without tax effects			10,556,316	11,167,910	10,122,735	10,531,949	11,005,643	9,558,078

(1) Includes advances on foreign exchange contracts, leasing operations and other receivables with credit features; and
(2) Basically includes the surplus of interest in subsidiaries and affiliated companies (Cielo (former Visanet), Odontoprev and Fleury) and other investments (BM&FBovespa and Cetip).

210	Report on Economic and Financial Analysis - December 2010

Notes to the Consolidated Financial Statements

  Determination of market value of financial instruments:

  • Securities and derivative financial instruments, investments, subordinated debts and treasury shares are based on the market price on the balance sheet date. Should there be no available market price quotations, amounts are estimated based on the prices quoted by dealers, on price definition models, quotation models or quotations for instruments with similar characteristics;

  • Fixed rate loan operations were determined by discounting estimated cash flows, using interest rates applied by the Bradesco Organization for new contracts with similar features. These rates are compatible with prices practiced in the market on the balance sheet date; and

  • Time deposits, funds from issuance of securities and borrowing and onlending were calculated by discounting the difference between the cash flows under the contract terms and the rates practiced in the market on the balance sheet date.

  33) EMPLOYEE BENEFITS

  Bradesco and its subsidiaries sponsor a supplementary private pension plan for employees and directors, in the PGBL modality, which is a private defined contribution pension plan that allows the accumulation of financial resources by participants over their professional careers through contributions paid by themselves and the sponsoring company. The related resources are invested in Exclusive investment Fund (FIE).

  PGBL is managed by Bradesco Vida e Previdência S.A. and Bradesco Asset Management (BRAM). The Securities Dealer company (DTVM) is responsible for the financial management of FIE funds.

  Contributions paid by employees and directors of Bradesco and its subsidiaries are equivalent to 4% of the salary, except for participants who, in 2001, opted to migrate to the defined contribution plan (PGBL) plan from the defined benefit plan, whose contributions to the PGBL plan were maintained at the levels in force for the defined benefits plan at the time of migration, respecting nevertheless the 4% minimum.

  The actuarial liabilities of defined contribution plan (PGBL) are fully covered by the net assets of the corresponding FIE.

  In addition to the aforementioned plan (PGBL), former participants who chose to migrate from the defined benefit plan are guaranteed a proportional deferred benefit, corresponding to their accumulated rights in this plan. For participants of the defined benefit plan, migrated or not to the PGBL plan, retired participants and pensioners, the present value of the plan's actuarial liabilities is fully covered by plan assets.

  Banco Alvorada S.A. (merging company of Banco Baneb S.A.) maintains supplementary retirement plans of defined contribution and defined benefit, through Fundação Baneb de Seguridade Social -Bases (related to former employees of Baneb). The actuarial liabilities of defined contribution and defined benefit plans are fully covered by assets of the plans.

  Banco Bradesco BBI S.A. (current name of Banco BEM S.A.) sponsors supplementary retirement plans of both defined benefit and defined contribution types, through the Assistance and Retirement Pension Fund for the Employees of the Bank of the State of Maranhão (Capof).

  Alvorada Cartões, Crédito, Financiamento e Investimento S.A. (Alvorada CCFI) (merging company of Banco BEC S.A.) sponsors a defined benefit plan by means of the Private Pension Plan Fund of the Bank of the State of Ceará (Cabec).

Bradesco	211

Notes to the Consolidated Financial Statements

  Based on the independent actuary's report, the present value of actuarial liabilities of the benefit plan and its assets for covering the obligations assumed by Banco Alvorada, Banco Bradesco BBI and Alvorada CCFI are represented as follows:

	On December 31 R$ thousand
	2010	2009
Plan's net assets	970,894	901,695
Actuarial liabilities	902,105	796,549
Supervenience	68,789	105,146

  The main premises used in the actuarial appraisal of Banco Alvorada, Banco BBI and Alvorada CCFI plans:

Risk Factors	On December 31
	2010	2009
Nominal discount rate	10.77% p.a.	11.30% p.a.
Nominal rate of minimum return expected from assets	10.77% p.a.	11.30% p.a.
Nominal rate of future salary growth	7.63% p.a.	7.63% p.a.
Nominal growth rate of benefits of social security and private pension plans	4.50% p.a.	4.50% p.a.
Inflation rate	4.50% p.a.	4.50% p.a.
Biometric table of general mortality	AT83	AT83
Biometric table of invalidity	Mercer Table	Mercer Table
Expected turnover rate	0.30/(Length of service + 1)	0.30/(Length of service + 1)
Probability of entrance into retirement	100% in the first eligibility of a benefit from the plan	100% in the first eligibility of a benefit from the plan

  The assets of the private pension plans are invested in compliance with the applicable legislation (government securities and private securities, listed company shares and real estate properties).

  Bradesco's facilities abroad provide their employees and directors with a private pension plan in compliance with the rules set forth by local authorities, which authorize to accumulate funds during the participant's professional career.

  Expenses with contributions made in the year of 2010 amounted to R$379,486 thousand (R$266,519 thousand on December 31, 2009) and R$128,231 thousand in the fourth quarter of 2010 (R$108,711 thousand in the third quarter of 2010).

  In addition to this benefit, Bradesco and its subsidiaries offer their employees and management several other benefits including: health insurance, dental care, life and personal accident insurance, as well as professional training, the expenses for which, including the aforementioned contributions, amounted to R$1,963,042 thousand in the fiscal year (R$1,656,549 thousand on December 31, 2009) and R$562,772 thousand in the fourth quarter of 2010 (R$521,012 thousand in the third quarter of 2010).

212	Report on Economic and Financial Analysis - December 2010

Notes to the Consolidated Financial Statements

  34) INCOME TAX AND SOCIAL CONTRIBUTION

  a) Calculation of income tax and social contribution charges

	R$ thousand
	2010			2009
	4th quarter	3rd quarter	December 31 YTD	December 31 YTD
Income before income tax and social contribution	4,214,067	4,176,367	14,599,750	12,119,299
Total income tax and social contribution at rates of 25% and 15%, respectively (1)	(1,685,627)	(1,670,547)	(5,839,900)	(4,847,720)
Effect of additions and exclusions on the tax calculation:
Equity in the earnings of unconsolidated companies	24,225	7,567	50,900	80,040
Exchange loss	(108,261)	(311,307)	(364,763)	(1,006,971)
Non-deductible expenses, net of non-taxable income (2)	(86,160)	(87,105)	(302,237)	20,360
Tax credits recorded from previous periods	76,754	-	318,486	-
Interest on shareholders' equity (paid and payable)	245,436	250,395	985,815	853,308
Effect of the difference of the social contribution rate (3)	259,040	267,585	869,448	567,640
Other amounts	71,009	(42,741)	(173,385)	251,034
Income tax and social contribution for the period	(1,203,584)	(1,586,153)	(4,455,636)	(4,082,309)

(1) The social contribution rate for companies of the financial and insurance sectors was increased to 15%, according to Law 11,727/08, remaining at 9% for other companies (Note 3h);
(2) Comprises the tax effect resulting from the adhesion to tax amnesty program, with amnesty for the settlement of debts managed by the Brazilian Federal Revenue Service (RFB) and the National Treasury Attorney's Office (PGFN), established by Law 11,941/09; and
(3) Refers to the adjustment of the effective rate of social contribution in relation to the rate (40%) shown.

  b) Breakdown of income tax and social contribution in the result

	R$ thousand
	2010			2009
	4th quarter	3rd quarter	December 31 YTD	December 31 YTD
Current taxes:
Income tax and social contribution payable	(1,468,729)	(1,618,286)	(6,184,839)	(6,338,823)
Deferred taxes:
Amount recorded/realized for the period on temporary additions	224,280	296,323	1,839,076	2,515,975
Use of opening balances of:
Negative basis of social contribution	(5,516)	(9,731)	(102,266)	(165,420)
Tax loss	(32,979)	(102,184)	(382,714)	(338,686)
Tax credits recorded from previous periods
Negative basis of social contribution	27,158	-	39,260	-
Tax loss	2,067	-	35,684	-
Temporary additions	47,529	-	243,542	-
Recording/utilization in the period on:
Negative basis of social contribution	3,272	6,003	25,986	36,242
Tax loss	(666)	(158,278)	30,635	208,403
Total deferred taxes	265,145	32,133	1,729,203	2,256,514
Income tax and social contribution for the period	(1,203,584)	(1,586,153)	(4,455,636)	(4,082,309)

Bradesco	213

Notes to the Consolidated Financial Statements

  c) Origin of tax credits of deferred income tax and social contribution

	R$ thousand
	Balance on	Amount	Amount	Balance on	Balance on
	12.31.2009	recorded (1)	realized	12.31.2010	9.30.2010
Allowance for loan losses	7,724,064	3,996,333	2,923,315	8,797,082	8,204,889
Provision for civil contingencies	827,553	344,773	146,766	1,025,560	963,841
Provision for tax contingencies	1,970,367	865,155	64,850	2,770,672	2,568,081
Labor provisions	578,623	274,445	225,853	627,215	618,235
Provision for devaluation of securities and investments	121,010	2,988	23,444	100,554	108,374
Provision for devaluation of foreclosed assets	104,500	59,889	58,476	105,913	109,379
Adjustment to market value of trading securities	13,317	45,867	638	58,546	18,175
Amortized goodwill	1,031,107	79,931	204,526	906,512	905,017
Provision for interest on shareholders' equity	-	-	-	-	454,683
Law 11,638/07 adjustments	93,665	13,927	30,134	77,458	87,302
Other	1,787,044	381,192	303,880	1,864,356	2,024,083
Total tax credits over temporary differences	14,251,250	6,064,500	3,981,882	16,333,868	16,062,059
Tax losses and negative basis of social contribution in Brazil
and abroad	1,119,281	105,152	484,980	739,453	772,530
Subtotal	15,370,531	6,169,652	4,466,862	17,073,321	16,834,589
Adjustment to market value of available-for-sale securities	51,388	214,995	50,502	215,881	148,185
Social contribution Provisional Measure 2,158-35 of August 24, 2001	270,123	-	112,310	157,813	204,819
Total tax credits (Note 11b)	15,692,042	6,384,647	4,629,674	17,447,015	17,187,593
Deferred tax liabilities (Note 34f)	3,985,467	1,187,085	381,090	4,791,462	5,038,682
Tax credits net of deferred tax liabilities	11,706,575	5,197,562	4,248,584	12,655,553	12,148,911
- Percentage of net tax credits over reference shareholders' equity (Note 32a)	20.9%			22.5%	21.7%
- Percentage of net tax credits over total assets	2.3%			2.0%	2.0%

(1) Includes tax credit related to the increase in the social contribution rate for companies in the financial and insurance sectors, established by Law 11,727/08, equivalent to R$586,077 thousand (Note 3h).

  d) Expected realization of tax credits over temporary differences, tax loss and negative basis of social contribution and social contribution tax credit Provisional Measure 2,158-35

	R$ thousand
	Temporary differences		Tax loss and negative basis		Total
	Income	Social	Income	Social
	tax	contribution	tax	contribution
2011	3,132,470	1,704,369	245,208	54,754	5,136,801
2012	3,046,545	1,647,537	153,009	90,025	4,937,116
2013	3,032,975	1,631,513	44,766	22,892	4,732,146
2014	699,701	426,005	47,614	26,943	1,200,263
2015	622,293	390,460	30,262	23,980	1,066,995
Total	10,533,984	5,799,884	520,859	218,594	17,073,321

	R$ thousand
	Social contribution tax credit - Provisional Measure 2,158-35
	2011	2012	2013	2014	Total
Total	37,502	109,883	9,261	1,167	157,813

214	Report on Economic and Financial Analysis - December 2010

Notes to the Consolidated Financial Statements

  The projected realization of tax credits is an estimate and it is not directly related to the expected accounting income.

  The present value of tax credits, calculated based on the average funding rate, net of tax effects, amounts to R$16,044,175 thousand (September 30, 2010 R$15,633,173 thousand and December 31, 2009 R$14,026,544 thousand), of which R$15,200,956 thousand (September 30, 2010 R$14,722,985 thousand and December 31, 2009 R$12,755,568 thousand) is relative to temporary differences, R$693,909 thousand (September 30, 2010 R$723,434 thousand and December 31, 2009 R$1,031,153 thousand) to tax losses and negative basis of social contribution and R$149,310 thousand (September 30, 2010 R$186,754 thousand and December 31, 2009 R$239,823 thousand) comprises tax credit over social contribution Provisional Measure 2,158-35.

  e) Unrecorded tax credits

  Tax credits of R$2,414 thousand (September 30, 2010 R$78,494 thousand and December 31, 2009 R$274,222 thousand) have not been recorded in the financial statements, and will be recorded when prospects of realization are probable according to studies and analyses prepared by the Management and in accordance with Bacen rules.

  Due to the Ação Direta de Inconstitucionalidade (lawsuit filed at the Supreme Court claiming the unconstitutionality of a law approved by congress) filed by CONSIF against Law 11,727/08, Articles 17 and 41, tax credits from previous periods arising from the Social Contribution rate increase from 9% to 15% were recorded up to the limit of the corresponding consolidated tax liabilities. The unrecognized tax credit balance related to the Social Contribution rate increase not recorded amounts to R$226,711 thousand (note 3h).

  f) Deferred tax liabilities

	R$ thousand
	2010		2009
	December 31	September 30	December 31
Mark-to-market adjustment of derivative financial instruments	238,016	389,853	470,595
Difference in depreciation	3,925,102	3,884,253	2,996,545
Judicial deposit update and others	628,344	764,576	518,327
Total	4,791,462	5,038,682	3,985,467

  The deferred tax liabilities of financial and insurance sector companies were established considering the increase of the social contribution rate, determined by Law 11,727/08 (Note 3h).

  35) OTHER INFORMATION

  a) The Bradesco Organization manages investment funds and portfolios with net assets on December 31, 2010 of R$288,907,041 thousand (September 30, 2010 - R$276,634,519 thousand and December 31, 2009 R$247,700,191 thousand).

  b) In 2010, continuing with the reversal of anti-crisis measures taken at the end of 2008, Bacen altered the mandatory payment calculation system, which had the following impacts:

Bradesco	215

Notes to the Consolidated Financial Statements

  Alterations made in the first quarter of 2010:

Description	Previous rule	Current rule
Reduction of the additional reserve requirements on demand deposits, savings deposits and time deposits.	Collection of amounts exceeding R$1billion	Utilization of reduction for institutions with Reference Shareholders' Equity (PR) less than R$5 billion.
Rate to calculate the additional reserve requirements on demand deposits and time deposits.	Demand deposits - 5% Time deposits - 4%	Demand deposits - 8 % Time deposits - 8%
Reduction of the amount subject to the time deposits collection. (1)	Collection of amounts exceeding R$2 billion	Utilization of reductions for institutions with Reference Shareholders' Equity less than R$5 billion.
Rate to calculate the reserve requirements on time deposits. (1)	13.5%	15%
Compliance with reserve requirements on time deposits. (1)

  45% in government bonds and 55% in cash, bearing no interest and may be replaced with credits acquired until March 31, 2010 from financial institutions, mainly deriving from: (i) loan operations; (ii) receivables from leasing operations; (iii) advances and other credits issued or under the responsibility of individuals and non-financial legal entities; (iv) interbank deposits with assets guarantee provided for by laws; (v) fixed-income securities issued by non-financial entities composing the institution's portfolio or investment funds; (vi) receivables securitization fund FIDC; (vii) FIDC quotas organized by the Credit Guarantee Fund FGC; (viii) foreign currency acquisitions with the Brazilian Central Bank (Bacen) which include the financial institution's commitment to resell, combined with Bacen's commitment to buyback and accepting the deduction of credits acquired from institutions with a Reference Shareholders' Equity (PR) of up to R$2.5 billion.

100% in cash bearing Selic interest rate and may be deducted up to 45% of acquisitions and interbank deposits acquired until June 30, 2010, extended to December 30, 2010.

(1) Accounting statements were affected as of April 2010.

  Alterations made in the second quarter of 2010:

Description	Prior rule	Current rule
Rate for agricultural lending requirement (2)	30%	29%
Rate to calculate the reserve requirements on demand deposits (2)	42%	43%
(2) Accounting statements were affected as of July 2010.

  Alterations made in the fourth quarter of 2010:

Description	Previous rule	Current rule
Compulsory charges on financial notes	Collection of 15%	Extinct
Rate to calculate Bacen additional compulsory deposit requirement collected from demand and time deposits	Demand deposits - 8% Time deposits - 8%	Demand deposits - 12% Time deposits - 12%
Calculation rate of compulsory deposits on time deposits.	Collection of 15% Deductions of up to 45% of acquisitions and interfinancial deposits acquired before December 31, 2010 are permitted	Collection of 20% Deductions of up to 36% of acquisitions and interfinancial deposits acquired before June 30, 2011 are permitted

216	Report on Economic and Financial Analysis - December 2010

Notes to the Consolidated Financial Statements

  c) As part of the process of convergence with international accounting standards, certain rules and their interpretation were issued by the Brazilian Accounting Pronouncements Committee (CPC), which are applicable to financial institutions only after approval by CMN.

  The accounting standards which have been approved by CMN include the following:

  • Resolution 3,566/08 Impairment of Assets (CPC 01);

  • Resolution 3,604/08 Statement of Cash Flow (CPC 03);

  • Resolution 3,750/09 Related-Party Disclosures (CPC 05); and

  • Resolution 3,823/09 Provisions, Contingent Liabilities and Contingent Assets (CPC 25).

  At present, it is not practicable to estimate when BACEN will approve the other CPC accounting standards or whether their adoption, subsequent to approval, will be effective for future periods, or applicable retroactively. As a result, it is not yet possible to estimate the accounting effects of these standards on Bradesco's financial statements.

  CMN Resolution 3,786/09 and Circular Letters 3,472/09 and 3,516/10 established that financial institutions and other entities authorized to operate by Bacen, which are listed companies or which are required to maintain an Audit Committee shall, as from December 31, 2010, prepare annually and publish in up to 90 days from the base date December 31, their consolidated financial statements, prepared in accordance with International Financial Reporting Standards (IFRS), in compliance with standards issued by the International Accounting Standards Board. (IASB). Bacen's Circular 3,516/10 increased from 90 to 120 days the disclosure term of Financial Statements according to IFRS as of December 31, 2010. Accordingly, Bradesco is currently analyzing the accounting effects of the transition to IFRS and will conclude this process within the deadlines established by Bacen.

  As part of the process, find below the major adjustments identified between the accounting practices used by Bradesco, described in Note 2 (BR GAAP) and the IFRS:

Description	BR GAAP	IFRS
Consolidation of stand-alone investment funds	They are not consolidated in compliance with Bacen rules.	They will be consolidated.
Pension Plans	Provisions for defined benefit pension plans not recognized, except for current monthly obligations.	The Projected Credit Unit Method shall be applied with gains and losses beyond the corridor being recognized over the remaining service period.
Business combinations	There is no specific pronouncement referring to this issue. Only the assets and liabilities recorded in the acquired entity's opening balance sheet are recognized by the purchasing entity, while goodwill or negative goodwill assessed in acquisitionsare based on the difference between the amount paid by the purchasing entity and the book value of assets and liabilities recorded in the acquired entity. Shares or debt instruments issued as payment for the acquisition of entities are recorded by their issue amounts at the business combination date. The goodwill deriving from business combination is to be amortized within 20 years.	For acquisitions that took place as of September 1, 2008, the identifiable assets and liabilities deriving from business combinations will be recognized at their fair value. Shares issued by the Bank in the acquisition of a business combination will be recognized at their fair value on the date the control is transferred. Other assets delivered as payment will be also measured at their fair value. The goodwill recognized in the business combination will be tested annually for impairment, as required by IAS 38 Intangible Assets.

Bradesco	217

Notes to the Consolidated Financial Statements

Fair value adjustment of derivatives	Derivatives contracted in a negotiation associated with a certain funding operation or use of funds are not required to be evaluated using fair value, provided that certain conditions are met, such as: (i) they cannot be negotiated or settled separately from the operation to which they are related; (ii) in the event of early settlement of the related operation, it must occur according to the contracted value; and (iii) they must be contracted for the same maturity and with the same counterparty of the related operation.	Derivative assets are designated as held for trading and recognized at their fair value, including corresponding changes in fair value recognized in the income statement, as required by IAS 39 - Financial Instruments Recognition and Measurement.
Fair value adjustment of financial assets recorded in the consolidated stand-alone investment funds portfolio	Certain financial asset instruments recorded in the stand-alone investment fund portfolio, which will be consolidated only for IFRS purposes (not for BRGAAP), were treated as held to maturity.	These financial instruments were included in the available-for-sale category, according to the exemptions allowed in the transition to IFRS 1, since for the purposes of the BR GAAP according to the Susep Circular Letter 379/08, the financial instruments included in the held-to-maturity category may be sold, provided that new securities of same nature are simultaneously acquired, with maturity greater than or equal to the amount of the securities sold. Thus, the fair value adjustment relating to these financial instruments will be recognized in the reserve account under Shareholders' Equity "Accumulated Comprehensive Income", net of tax effects.
Fair value adjustment of financial assets equity instruments	Certain minor investments in companies in which the Bank does not have significant influence were treated as permanent assets using the historical cost of acquisition.	Due to no significant influence on the Management, this shareholding will be designated as available-for-sale and evaluated at fair value on the date of transition to the IFRS, including the corresponding gain or loss recognized in the reserve account under shareholders' equity "Accumulated comprehensive income", net of tax effects.
Reversal of hedge accounting	Certain derivatives were designated as hedge instruments, which were treated as hedge of cash flows in which the actual amount of appreciation or depreciation was recorded, net of tax effects, in a separate account within shareholders' equity (until the hedged item was recorded in income), and the non- effective amount of the hedge was recorded in the income statement.	These financial instruments will not be designated as hedge instruments for IFRS purposes, and thus are not treated as hedge accounting under IAS 39. Therefore, the actual amount recorded under shareholders' equity in BR GAAP will be reversed against retained earnings at the transition date.
Deferral of financial services fees and direct costs	Certain financial assets, especially loans and advances to clients, recognize the service fee, as well as the amount of related direct costs in the income statement when these financial assets are initially recorded. The direct costs related to commissions paid to merchants and agents are recorded under "Other Assets Prepaid Expenses" and recognized in the income statement over the period of the respective agreements.	Service fees and direct costs related to the origination of these financial assets will be deferred and recognized as adjustment to the effective interest rate. Direct costs related to the commissions paid to merchants and agents are included in the effective interest rate and will be recorded in loans and advances to clients accounts.
Reversal of equity in the earnings(losses) related to unconsolidated companies recognized as under the equity method for BRGAAP purposes	Usually, affiliated companies are those companies in which the Organization Bradesco holds less than 50% of total capital.	Affiliated companies are those in which Bradesco has significant influence, which is the power to participate in the decision-making process of the financial and operational policies of an investee.

218	Report on Economic and Financial Analysis - December 2010

Notes to the Consolidated Financial Statements

Provision for financial guarantees provided to third parties	Financial guarantees provided to third parties are controlled in memorandum accounts. The fees collected for the issue of these guarantees are recognized in the income statement over the period of
the guarantee provided.	In accordance with IAS 39, after the initial recognition of these guarantees at their fair value, these operations will be measured by the highest amount between: (i) the amount initially recognized as deferred income and where applicable, less the accumulated amortization pursuant to IAS 18; or
  (ii) the estimated amount of the expenditure required to settle the guarantee if Management deems such expenditure as probable, according to IAS 37.
Impairment of loans and advances to clients and financial institutions	This is recorded based on the risk analysis of loan operations, in an amount deemed as sufficient to cover eventual losses, as required by CMN Resolution 2,682/99, which includes certain regulatory parameters.	This will be established based on the track record of losses and other information upon the evaluation of the Bank's clients as at the balance sheet date in accordance with IAS 39.
Deferred tax assets-social contribution

  The provision for income tax is recorded at the rate of 15% of taxable income, plus a 10% surcharge. As of May 1, 2008, the social contribution on net income has been calculated considering a rate of 15% for financial companies and insurance companies and 9% for other companies (up to April 30, 2008, the rate was 9% for all companies, and the calculation in 2008 was made according to specific rules issued by the tax authorities). Tax credits deriving from previous periods, resulting from increases in the social contribution rate to 15%, were recorded under BR GAAP up to the limit for the corresponding consolidated tax liabilities.

Deferred tax assets will be re-measured based on the effective rate Bradesco Organization expects to realize the assets, i.e., 15%.
Minority interest in subsidiaries	The balance of minority interest in subsidiaries is treated separately in liabilities, between the group of deferred income account and shareholders' equity account.	The balance of minority interest in subsidiaries is an integral part of the shareholders' equity, pursuant to IAS 27.
Statement of comprehensive income	Not required.	The statement of comprehensive income is required which includes net income and "other comprehensive income", represented by other amounts recorded directly in shareholders' equity and not considered transactions with shareholders. Examples of "other comprehensive income" : the realization of revaluation reserve, actuarial gains and losses in defined benefit pension plans, gains and losses deriving from the translation of a foreign subsidiary's financial statements , gains and losses in the re-measurement of available-for-sale financial assets and gains and losses from hedge instruments in cash flow hedge.
Deferred income tax and social contribution over IFRS adjustments	Not applicable.	The deferred income tax will be recorded over the differences between BR GAAP and IFRS, where applicable.

  d) On January 24, 2011, Bradesco acquired shares issued by Companhia Brasileira de Soluções e Serviços - CBSS ("CBSS") then held by Visa International Service Association ("Visa International") corresponding to 5.01% of the capital stock of CBSS for R$85.8 million. With this operation, Bradesco Organization's interest in CBSS increased from 45% to 50.01%, strengthening its interest in the capital of companies operating in the credit card segment.

Bradesco	219

Management Bodies

Reference Date: December 31, 2010

Board of Directors
Chairman	Department Directors	Compensation Committees
Lázaro de Mello Brandão	Adineu Santesso	Lázaro de Mello Brandão - Coordinator
	Airton Celso Exel Andreolli	Antônio Bornia
Vice-Chairman	Altair Antônio de Souza	Mário da Silveira Teixeira Júnior
Antônio Bornia	Amilton Nieto	Luiz Carlos Trabuco Cappi
	André Bernardino da Cruz Filho	Carlos Alberto Rodrigues Guilherme
Members	André Marcelo da Silva Prado
Mário da Silveira Teixeira Júnior	Antonio de Jesus Mendes	Audit Committee
João Aguiar Alvarez	Antonio José da Barbara	Carlos Alberto Rodrigues Guilherme - Coordinator
Denise Aguiar Alvarez	Arnaldo Nissental	José Lucas Ferreira de Melo
Luiz Carlos Trabuco Cappi	Aurélio Guido Pagani	Romulo Nagib Lasmar
Carlos Alberto Rodrigues Guilherme	Cassiano Ricardo Scarpelli	Osvaldo Watanabe
Ricardo Espírito Santo Silva Salgado	Clayton Camacho
	Denise Pauli Pavarina	Compliance and Internal Control Committee
	Douglas Tevis Francisco	Mário da Silveira Teixeira Júnior - Coordinator
Board of Executive Officers	Fernando Roncolato Pinho	Carlos Alberto Rodrigues Guilherme
	Jair Delgado Scalco	Domingos Figueiredo de Abreu
Executive Officers	Jean Philippe Leroy	Milton Matsumoto
	João Albino Winkelmann	Alexandre da Silva Glüher
Chief Executive Officer	José Luiz Rodrigues Bueno	Marco Antonio Rossi
Luiz Carlos Trabuco Cappi	José Maria Soares Nunes	Clayton Camacho
	Júlio Alves Marques	Moacir Nachbar Junior
Executive Vice-Presidents	Laércio Carlos de Araújo Filho	Roberto Sobral Hollander
Laércio Albino Cezar	Lúcio Rideki Takahama	Frederico William Wolf
Arnaldo Alves Vieira	Luiz Alves dos Santos
Sérgio Socha	Luiz Carlos Brandão Cavalcanti Junior	Executive Disclosure Committee (Non-Statutory)
Julio de Siqueira Carvalho de Araujo	Luiz Fernando Peres	Domingos Figueiredo de Abreu - Coordinator
Norberto Pinto Barbedo	Marcos Bader	Julio de Siqueira Carvalho de Araujo
Domingos Figueiredo de Abreu	Marcos Daré	Milton Matsumoto
	Mario Helio de Souza Ramos	Luiz Carlos Angelotti
	Marlene Morán Millan	Marco Antonio Rossi
Managing Directors	Moacir Nachbar Junior	Samuel Monteiro dos Santos Junior
José Alcides Munhoz	Nobuo Yamazaki	Antonio José da Barbara
Milton Matsumoto	Octávio de Lazari Júnior	José Maria Soares Nunes
Odair Afonso Rebelato	Octavio Manoel Rodrigues de Barros	Paulo Faustino da Costa
Aurélio Conrado Boni	Paulo Aparecido dos Santos	Marcos Aparecido Galende
Ademir Cossiello	Paulo Faustino da Costa
Sérgio Alexandre Figueiredo Clemente	Roberto Sobral Hollander	Ethical Conduct Committee
Candido Leonelli	Walkiria Schirrmeister Marquetti	Milton Matsumoto - Coordinator
Maurício Machado de Minas		Carlos Alberto Rodrigues Guilherme
	Directors	Arnaldo Alves Vieira
*Deputy Directors	Antonio Carlos Melhado	Julio de Siqueira Carvalho de Araujo
Alexandre da Silva Glüher	Antonio Chinellato Neto	Domingos Figueiredo de Abreu
Alfredo Antônio Lima de Menezes	Cláudio Borges Cassemiro	Odair Afonso Rebelato
André Rodrigues Cano	Cláudio Fernando Manzato	Alexandre da Silva Glüher
Josué Augusto Pancini	Edilson Wiggers	André Rodrigues Cano
Luiz Carlos Angelotti	* Eurico Ramos Fabri	Josué Augusto Pancini
Marcelo de Araújo Noronha	* Jorge Pohlmann Nasser	Marco Antonio Rossi
Nilton Pelegrino Nogueira	* José Luis Elias	Clayton Camacho
	José Ramos Rocha Neto	José Luiz Rodrigues Bueno
	Marcos Aparecido Galende	Júlio Alves Marques
	Osmar Roncolato Pinho	Moacir Nachbar Junior
	Renan Mascarenhas Carmo	Glaucimar Peticov
Frederico William Wolf

	Regional Officers	Integrated Risk Management and Capital Allocation Committee
	Alex Silva Braga	Luiz Carlos Trabuco Cappi - Coordinator
	Almir Rocha	Laércio Albino Cezar
	Antonio Gualberto Diniz	Arnaldo Alves Vieira
	Antonio Piovesan	Sérgio Socha
	Delvair Fidencio de Lima	Julio de Siqueira Carvalho de Araujo
	Diaulas Morize Vieira Marcondes Junior	Norberto Pinto Barbedo
	Francisco Aquilino Pontes Gadelha	Domingos Figueiredo de Abreu
	Francisco Assis da Silveira Junior	Milton Matsumoto
	Geraldo Dias Pacheco	Ademir Cossiello
	João Alexandre Silva	* Alexandre da Silva Glüher
	João Carlos Gomes da Silva	Marco Antonio Rossi
	José Sergio Bordin	Roberto Sobral Hollander
Mauricio Gomes Maciel
	Volnei Wulff	Fiscal Council
	Wilson Reginaldo Martins	Members
Nelson Lopes de Oliveira - Coordinator
Domingos Aparecido Maia
Ricardo Abecassis Espírito Santo Silva

Substitute Members
João Batistela Biazon
Jorge Tadeu Pinto de Figueiredo
Renaud Roberto Teixeira

Ombudsman Department
*Undergoing ratification by the Brazilian Central Bank		Júlio Alves Marques - Ombudsman

  General Accounting Committee
  Marcos Aparecido Galende
  Accountant-CRC 1SP201309/O-6

220	Report on Economic and Financial Analysis - December 2010

Report of Independent Auditors

  (A free translation of the original in Portuguese)

  To the Board of Directors
  Banco Bradesco S.A.

  We have audited the consolidated financial statements of Banco Bradesco S.A. and its subsidiaries, comprising the consolidated balance sheet as of December 31, 2010 and the related consolidated statements of income, of changes in stockholders' equity and of cash flows for the year then ended, as well as the summary of significant accounting policies and other explanatory notes.

  Management's responsibility for the financial statements

  Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with accounting practices adopted in Brazil, applicable to institutions authorized to operate by the Brazilian Central Bank (BACEN), and for designing, implementing and maintaining internal control relevant to the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

  Auditor's responsibility

  Our responsibility is to express an opinion on these consolidated financial statements based on our audit. We conducted our audit in accordance with approved Brazilian auditing standards and International Standards on Auditing. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

  An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error.

  In making those risk assessments, the auditor considers internal control relevant to the Bank's preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the internal control of Banco Bradesco S.A. and subsidiaries. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

  We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

  Opinion

  In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Banco Bradesco S.A. and its subsidiaries at December 31, 2010, the results of their operations and their cash flows for the year then ended, in accordance with accounting practices adopted in Brazil applicable to institutions authorized to operate by the Brazilian Central Bank.

  Other matters

  Additional information

  In connection with our limited reviews of the Quarterly Information of Banco Bradesco S.A. and its subsidiaries as of December 31, 2010 and September 30, 2010, on which we issued reports without exceptions dated January 28, 2011 and October 26, 2010, respectively, we carried out a review of the consolidated balance sheet of Banco Bradesco S.A. and its subsidiaries as of September 30, 2010 and of the consolidated statements of income, of cash flows and of value added, for the quarters ended December 31 and September 30, 2010, which are presented by management to provide additional information on Banco Bradesco S.A. and its subsidiaries. This additional information is not an integral part of the statutory

Bradesco	221

Report of Independent Auditors

  financial statements, since its presentation is not required in accordance with accounting practices adopted in Brazil.

  Statement of value added

  We have also audited the statement of value added (DVA) for the year ended December 31, 2010. This statement was subjected to the same audit procedures described above and, in our opinion, is presented fairly in all material respects in relation to the financial statements taken as a whole.

  São Paulo, January 28, 2011

  PricewaterhouseCoopers
  Auditores Independentes
  CRC 2SP000160/O-5

  Luís Carlos Matias Ramos
  Contador CRC 1SP171564/O-1

222	Report on Economic and Financial Analysis - December 2010

Summary of the Audit Committee's Report

  Corporate Governance and Related Responsibilities

  The Board of Directors of Banco Bradesco S.A. opted for a single Audit Committee for all the companies comprising the Financial Conglomerate, including Grupo Bradesco de Seguros e Previdência (Insurance Group).

  The Management is in charge of defining and implementing managerial information systems to prepare the financial statements of the companies composing Bradesco Organization, pursuant to the accounting principles adopted in Brazil, the rules of the National Monetary Council, the Brazilian Central Bank, the Securities and Exchange Commission of Brazil (CVM), National Private Insurance Board (CNSP), the Insurance Superintendence (Susep) and the National Agency for Supplementary Healthcare (ANS).

  The Management is also responsible for processes, policies and internal control procedures that ensure the protection of assets, the appropriate recognition of liabilities and the management of risk operations of Bradesco Organization.

  The Independent Audit is in charge of examining the financial statements and issuing a report about their compliance with the accounting principles. Additionally, as a result of its works for the purpose of issuing the aforementioned report, it also advises on accounting procedures and internal controls, without prejudice to other reports to be prepared, such as limited reviews of the quarterly information to be delivered to the Brazilian Central Bank and CVM.

  It is incumbent upon the Internal Audit (General Inspectorate Department) to check the quality of Bradesco Organization's internal control systems and the regularity of policies and procedures established by the Management, including those adopted in the preparation of financial reports.

  It is incumbent upon the Audit Committee to assess the quality and the effectiveness of the Internal and Independent Audits, the effectiveness and the sufficiency of Bradesco Organization's internal control systems and to analyze the financial statements, providing the relevant recommendations when applicable.

  Among the Audit Committee's duties are also those required by the U.S. Sarbanes-Oxley Act for companies registered with the U.S. Securities and Exchange Commission and quoted on the New York Stock Exchange.

  The Audit Committee's charter is available on the   website www.bradesco.com.br, in the Corporate Governance area.

  Activities in 2010

  The Audit Committee attended 183 meetings with business, risk control and management areas, and with internal and independent auditors, checking the information considered relevant or critical through the referencing of different sources.

  The Audit Committee's work schedule for 2010 was focused on the main processes and products referring to Bradesco Organization's activities. Among the most relevant aspects, we point out:

  • process of preparing and disclosing financial reports to shareholders and external users, which contain accounting and financial information and information on the effects of amendments to accounting standards, in accordance with Law 11,638/2007 and related legislation;

  • the market, credit and operating risk management and control systems, preparation for the use of internal models in line with the conditions set forth by the New Basel Capital Accord (Basel II) and Brazilian Central Bank' s rules about the issue, with emphasis on monitoring the application for authorization to the use of internal market risk models. The Notebook, in accordance with Circular Letter 3,478/2009, was registered with the Brazilian
  Central Bank, at the beginning of the deadlines, on June 30, 2010;

  • the improvement of internal controls systems deriving from projects in the IT and Risk Management areas; and

  •   migration of Bradesco's card base to Fidelity Processadora e Serviços S.A.

Bradesco	223

Summary of the Audit Committee's Report

  Internal Controls Systems

  Based on the work program and agenda established for 2010, the Audit Committee informed on the main processes within the Organization, evaluating their quality and management commitment to their continuous improvement.

  As a result of meetings with Bradesco Organization's areas, the Audit Committee had the opportunity to suggest manners in which to improve the processes to the Board of Directors, as well as to monitor the implementation of improvement suggestions identified in the audit process and discussions with business areas.

  Based on the information and remarks collected, the Audit Committee hereby deems the internal control system of Bradesco Organization as suitable to the size and complexity of its businesses and structured so as to ensure the efficiency of its operations, the financial report-generating systems, as well as compliance with internal and external rules, to which all transactions are subject.

  Independent Audit

  The planning of the independent audit for 2010 was discussed with PricewaterhouseCoopers (PwC) Auditores Independentes and, throughout the year, the audit teams responsible for services presented their results and main conclusions to the Audit Committee.

  The material issues pointed out in the report about the study and the evaluation of accounting and internal controls systems, prepared in connection with the examination of the financial statements and respective recommendations for the improvement of these systems, were discussed with the Committee, which requested the monitoring of the implementations and improvements in the areas in charge.

  Based on the planning submitted by auditors and on the subsequent discussions about results, the Committee considered that the works developed by the teams were adequate to the Organization's businesses.

  Internal Audit

  The Committee requested that the Internal Audit consider several works in line with issues covered by the Committee's agenda in its planning for 2010.

  Throughout 2010, the teams in charge of executing planned works reported and discussed with the Audit Committee the main conclusions on process and inherent risks.

  Based on discussions regarding the planning of the Internal Audit, focused on risks, processes and the presentation of the results thereof, the Audit Committee found that the Premises in question had adequately met the demands of Committee members, thereby enabling them to form an opinion regarding the issues at hand.

  Consolidated Financial Statements

  In 2010, the Committee held meetings with the General Accounting, Planning, Budget, Control and Internal Audit departments to examine the monthly, quarterly, half-yearly and annual financial statements. These meetings analyzed and assessed the aspects of preparing individual and consolidated trial balances and balance sheets, notes to the financial statements and financial reports published with the consolidated financial statements.

  Bradesco's accounting policies were also considered in the preparation of financial statements, as well as compliance with accounting practices adopted in Brazil, applicable to institutions that the Brazilian Central Bank authorizes to operate as well as with the applicable laws.

  Prior to the disclosures of the Quarterly Financial Information (IFTs), the half-yearly and annual balance sheets, the Committee held private meetings with PwC to assess the aspects of independence and control environment when producing the figures to be disclosed.

  Based on aforementioned reviews and discussions, the Audit Committee recommends that the Board of Directors approves the audited financial statements related to the year ended on December 31, 2010.

  Cidade de Deus, Osasco, SP, January 28, 2011

  CARLOS ALBERTO RODRIGUES GUILHERME
  (Coordinator)

  JOSÉ LUCAS FERREIRA DE MELO

  ROMULO NAGIB LASMAR

  OSVALDO WATANABE

224	Report on Economic and Financial Analysis - December 2010

Fiscal Council's Report

  The undersigned members of the Fiscal Council of Banco Bradesco S.A., in the exercise of their legal and statutory duties, having examined the Management Report and the Financial Statements related to the fiscal year ended December 31, 2010, and the technical feasibility study of taxable income generation, brought at present value, which has the purpose of recording the Deferred Tax Assets pursuant to the CVM Rule 371/02, CMN Resolution 3,059/02, and Bacen Circular Letter 3,171/02, and in view of the unqualified report prepared by PricewaterhouseCoopers Auditores Independentes, are of the opinion that the aforementioned documents, based on the Brazilian accounting practices adopted and applicable to entities that the Brazilian Central Bank authorizes to operate, fairly reflect the Company's equity and financial position. The members also recommend that the General Shareholders' Meeting approve the documents in question.

  Cidade de Deus, Osasco, São Paulo, January 28, 2011

  Nelson Lopes de Oliveira

  Domingos Aparecido Maia

  Ricardo Abecassis E. Santo Silva

Bradesco	225

  For further information:

  Board of Executive Officers

       Domingos Figueiredo de Abreu
  Executive Vice-President and Executive IRO
       Phone: (#55 11) 3681-4011
  4000.abreu@bradesco.com.br

  Market Relations Department
  Paulo Faustino da Costa
  Phone: (#55 11) 2178-6201
  Fax: (#55 11) 2178-6215

  Avenida Paulista, 1.450 1º andar
  CEP 01310-917 São Paulo-SP
  Brazil
  www.bradesco.com.br/ir

  SIGNATURES

  Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
  Date: February 04, 2011

BANCO BRADESCO S.A.

By:	/S/ Domingos Figueiredo de Abreu
Domingos Figueiredo de Abreu Executive Vice President and Investor Relations Officer

  FORWARD-LOOKING STATEMENTS

  This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.